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INDEX TO UNAUDITED CONSENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As filed with the Securities and Exchange Commission on 22 October 2012

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission File Number: 1-15040

PRUDENTIAL PUBLIC LIMITED COMPANY

(Name of Registrant)

12 Arthur Street,
London EC4R 9AQ, England

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X          Form 40-F

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

This report on Form 6-K is hereby incorporated by reference, in its entirety, into Prudential Public Limited Company's registration statement on Form F-3 (File No. 333-177093).

        As used in this document, unless the content otherwise requires; the terms 'Prudential', the 'Group', 'we', 'us' and 'our' each refer to Prudential plc, together with its subsidiaries, while the term 'Prudential plc' or the 'parent company' each refer to 'Prudential plc'.

SELECTED HISTORICAL FINANCIAL INFORMATION OF PRUDENTIAL

        The following table sets forth Prudential's selected consolidated financial data for the periods indicated. Certain data is derived from Prudential's consolidated financial statements prepared in accordance with International Financial Reporting Standards ('IFRS') as issued by the International Accounting Standards Board ('IASB') and as endorsed by the European Union ('EU'). EU-endorsed IFRS may differ from IFRS as issued by the IASB if, at any point in time, new or amended IFRSs have not been endorsed by the EU. As at 30 June 2012, there were no unendorsed standards effective for the periods presented below affecting the consolidated financial information of Prudential and there were no differences between IFRSs endorsed by the EU and IFRSs issued by the IASB in terms of their application to Prudential. Accordingly, the selected consolidated financial data presented below that is derived from Prudential's consolidated financial statements is derived from consolidated financial statements prepared in accordance with IFRS as issued by the IASB. This table is only a summary and should be read in conjunction with Prudential's unaudited condensed consolidated interim financial statements and the related notes included in this document, together with the 'Operating and Financial Review' section below.

	Six Months Ended 30 June
	2012(1)	2012	2011(3)

	(In $ Millions)	(In £ Millions)
Income statement data
Earned premiums, net of reinsurance	22,135	14,111	12,930
Investment return	13,744	8,762	7,750
Other income	1,581	1,008	923

Total revenue, net of reinsurance	37,460	23,881	21,603

Benefits and claims and movement in unallocated surplus of with-profits funds, net of reinsurance	(31,137)	(19,850)	(17,590)
Acquisition costs and other expenditure	(4,066)	(2,592)	(2,665)
Finance costs: interest on core structural borrowings of shareholder-financed operations	(220)	(140)	(140)

Total charges, net of reinsurance	(35,423)	(22,582)	(20,395)

Profit before tax (being tax attributable to shareholders' and policyholders' returns)(2)	2,037	1,299	1,208
Tax charge attributable to policyholders' returns	(63)	(40)	(94)

Profit before tax attributable to shareholders	1,974	1,259	1,114
Tax charge attributable to shareholders' returns	(481)	(307)	(283)

Profit for the period	1,493	952	831

Six Months Ended 30 June
	2012(1)	2012	2011(3)

Other data
Based on profit for the period attributable to the Prudential's equity holders:
Basic earnings per share	58.8¢	37.5p	32.7p
Diluted earnings per share	58.8¢	37.5p	32.6p
Dividend per share declared and paid in reporting period(6)	27.04¢	17.24p	17.24p
Equivalent cents per share(7)		27.06¢	28.18¢
Market price at end of period(8)	1,157.6¢	738.0p	720.0p
Weighted average number of shares (in millions)	2,536	2,536	2,533

	As of and for the Six Months Ended 30 June		As of and for the Year Ended 31 December(3)
	2012(1)	2012	2011

	(In $ Millions)	(In £ Millions)
Statement of financial position data
Total assets	443,326	282,625	272,745
Total policyholder liabilities and unallocated surplus of with-profits funds	386,222	246,221	236,290
Core structural borrowings of shareholder-financed operations	5,641	3,596	3,611
Total liabilities	428,697	273,299	264,138
Total equity	14,629	9,326	8,607

Other data
New business:
Single premium sales(4)	16,859	10,748	18,889
New regular premium sales(4)(5)	1,500	956	1,792
Gross investment product contributions(4)	68,772	43,843	89,707
Funds under management	569,402	363,000	351,000

(1)
Amounts stated in US dollars have been translated from pounds sterling at the rate of $1.5686 per £1.00 (the noon buying rate in New York City on 29 June 2012).

(2)
This measure is the formal profit before tax measure under IFRS but is not the result attributable to shareholders. See 'Presentation of results before tax' in IFRS Critical Accounting Policies within the 'Operating and Financial Review' section below for further explanation.

(3)
The Group has adopted altered US GAAP requirements for deferred acquisition costs as an improvement to its accounting policy under IFRS 4 for those operations of the Group which measure insurance assets and liabilities substantially by reference to US GAAP principles. Accordingly, the 2011 comparative results have been adjusted from those previously published for the retrospective application of the improvement as if the new accounting policy had always applied, as described in note B to the unaudited condensed consolidated interim financial statements.

(4)
The new business premiums in the table shown above are provided as an indicative volume measure of transactions undertaken in the reporting period that have the potential to generate profits for shareholders (see 'EEV basis and new business results' below). The amounts shown are not, and are not intended to be, reflective of premium income recorded in the IFRS income statement. Internal vesting business is classified as new business where the contracts include an open market option.

The details shown above for new business include contributions for contracts that are classified under IFRS 4 'Insurance Contracts' as not containing significant insurance risk. These products are described as investment contracts or other financial instruments under IFRS. Contracts included in this category are primarily certain unit-linked and similar contracts written in UK insurance operations and guaranteed investment contracts and similar funding agreements written in US operations.

Investment products included in the table for funds under management above are unit trusts, mutual funds and similar types of retail fund management arrangements. These are unrelated to insurance products that are classified as 'investment contracts' under IFRS 4, as described in the preceding paragraph, although similar IFRS recognition and measurement principles apply to the acquisition costs and fees attaching to this type of business.

(5)
New regular premium sales are reported on an annualised basis, which represents a full year of instalments in respect of regular premiums irrespective of the actual payments made during the period.

(6)
Interim dividends are recorded in the period in which they are paid. Final dividends are recorded in the period in which they are approved by shareholders. The parent company dividend relating to the reporting period was an interim dividend of 8.40p per share, as against an interim dividend of 7.95p per share for the first half of 2011.

(7)
The dividend per share has been translated into US dollars at the noon buying rate in New York City on the date each payment was made.

(8)
Market prices presented are the closing prices of the shares on the London Stock Exchange on the last day of trading for each indicated period.

 EXCHANGE RATE INFORMATION

        Prudential publishes its consolidated financial statements in pounds sterling. References in this document to 'US dollars', 'US$', '$' or '¢' are to US currency, references to 'pounds sterling', '£', 'pounds', 'pence' or 'p' are to UK currency (there are 100 pence to each pound) and references to 'Euro' or '€' are to the single currency adopted by the participating members of the European Union. The following table sets forth for each period the average of the noon buying rates on the last business day of each month of that period, as certified for customs purposes by the Federal Reserve Bank of New York, for pounds sterling expressed in US dollars per pound sterling for each of the reported periods. Prudential has not used these rates to prepare its consolidated financial statements.

Period	Average rate

Six months ended 30 June 2011	1.62
Twelve months ended 31 December 2011	1.61
Six months ended 30 June 2012	1.57

        The following table sets forth the high and low noon buying rates for pounds sterling expressed in US dollars per pound sterling for each of the previous six months:

	High	Low

April 2012	1.62	1.58
May 2012	1.62	1.54
June 2012	1.58	1.54
July 2012	1.57	1.54
August 2012	1.59	1.55
September 2012	1.63	1.59

        On 12 October 2012, the latest practicable date prior to this filing, the noon buying rate was £1.00 = $1.61.

RISK FACTORS

        A number of factors (risk factors) affect Prudential's operating results and financial condition and, accordingly, the trading price of its shares. The risk factors mentioned below should not be regarded as a complete and comprehensive statement of all potential risks and uncertainties. The information given is as of the date of this document, is not updated, and any forward looking statements are made subject to the reservations specified below under 'Forward Looking Statements'.

Risks relating to Prudential's business

Prudential's businesses are inherently subject to market fluctuations and general economic conditions

        Prudential's businesses are inherently subject to market fluctuations and general economic conditions. Uncertainty or negative trends in international economic and investment climates could adversely affect Prudential's business and profitability. Since 2008 Prudential has had to operate against a challenging background of periods of unprecedented volatility in global capital and equity markets, interest rates and liquidity, and widespread economic uncertainty. Government interest rates have also fallen to historic lows in the US and UK and some Asian countries in which Prudential operates. These factors have, at times during this period, had a material adverse effect on Prudential's business and profitability.

        In the future, the adverse effects of such factors would be felt principally through the following items:

  •
  investment impairments or reduced investment returns, which could impair Prudential's ability to write significant volumes of new business and would have a negative impact on its assets under management and profit;

  •
  higher credit defaults and wider credit and liquidity spreads resulting in realised and unrealised credit losses;

  •
  Prudential in the normal course of business enters into a variety of transactions with counterparties, including derivative transactions. Failure of any of these counterparties to discharge their obligations, or where adequate collateral is not in place, could have an adverse impact on Prudential's results; and

  •
  estimates of the value of financial instruments being difficult because in certain illiquid or closed markets, determining the value at which financial instruments can be realised is highly subjective. Processes to ascertain value and estimates of value require substantial elements of judgment, assumptions and estimates (which may change over time). Increased illiquidity also adds to uncertainty over the accessibility of financial resources and may reduce capital resources as valuations decline.

        Global financial markets have experienced, and continue to experience, significant volatility brought on, in particular, by concerns over European and US sovereign debt, as well as concerns about a general slowing of global demand reflecting an increasing lack of confidence among consumers, companies and governments. Upheavals in the financial markets may affect general levels of economic activity, employment and customer behaviour. For example, insurers may experience an elevated incidence of claims, lapses, or surrenders of policies, and some policyholders may choose to defer or stop paying insurance premiums. The demand for insurance products may also be adversely affected. If sustained, this environment is likely to have a negative impact on the insurance sector over time and may consequently have a negative impact on Prudential's business and profitability. New challenges related to market fluctuations and general economic conditions may continue to emerge.

        For some non-unit-linked investment products, in particular those written in some of the Group's Asian operations, it may not be possible to hold assets which will provide cash flows to match exactly those relating to policyholder liabilities. This is particularly true in those countries where bond markets are not developed and in certain markets where regulated surrender values are set with reference to the interest rate environment prevailing at the time of policy issue. This results in a mismatch due to the duration and uncertainty of the liability cash flows and the lack of sufficient assets of a suitable duration. While this residual asset/liability mismatch risk can be managed, it cannot be eliminated. Where interest rates in these markets remain lower than interest rates used to calculate surrender values over a sustained period, this could have an adverse impact on Prudential's reported profit.

        In the US, fluctuations in prevailing interest rates can affect results from Jackson which has a significant spread-based business, with the majority of its assets invested in fixed income securities. In particular, fixed annuities and stable value products written by Jackson expose Prudential to the risk that changes in interest rates, which are not fully reflected in the interest rates credited to customers, will reduce spread. The spread is the difference between the rate of return Jackson is able to earn on the assets backing the policyholders' liabilities and the amounts that are credited to policyholders in the form of benefit increases, subject to minimum crediting rates.

        Declines in spread from these products or other spread businesses that Jackson conducts could have a material impact on its businesses or results of operations. Jackson also writes a significant amount of variable annuities that offer capital or income protection guarantees. There could be market circumstances where the derivatives that it enters into to hedge its market risks may not fully offset its losses, and any cost of the guarantees that remain unhedged will also affect Prudential's results.

        A significant part of the profit from Prudential's UK insurance operations is related to bonuses for policyholders declared on with-profits products, which are broadly based on historical and current rates of return on equity, real estate and fixed income securities, as well as Prudential's expectations of future investment returns. This profit could be lower in a sustained low interest rate environment.

Prudential is subject to the risk of potential sovereign debt credit deterioration owing to the amounts of sovereign debt obligations held in its investment portfolio

        Prudential is subject to the risk of potential sovereign debt credit deterioration on the amounts of sovereign debt obligations, principally for UK, other European, US and Asia countries held in its investment portfolio. During 2011 and 2012, the risk of rating agency downgrades has heightened, particularly in relation to the sovereign debt of some European countries and the US. In addition, for some European countries the risk of default has also increased. Investing in such instruments creates exposure to the direct or indirect consequences of political, social or economic changes (including changes in governments, heads of states or monarchs) in the countries in which the issuers are located and the creditworthiness of the sovereign. Investment in sovereign debt obligations involves risks not present in debt obligations of corporate issuers. In addition, the issuer of the debt or the governmental authorities that control the repayment of the debt may be unable or unwilling to repay principal or pay interest when due in accordance with the terms of such debt, and Prudential may have limited recourse to compel payment in the event of a default. A sovereign debtor's willingness or ability to repay principal and to pay interest in a timely manner may be affected by, among other factors, its cash flow situation, its relations with its central bank, the extent of its foreign currency reserves, the availability of sufficient foreign exchange on the date a payment is due, the relative size of the debt service burden to the economy as a whole, the sovereign debtor's policy toward local and international lenders, and the political constraints to which the sovereign debtor may be subject. Periods of economic uncertainty may affect the volatility of market prices of sovereign debt to a greater extent than the volatility inherent in debt obligations of other types of issuers. If a sovereign were to default on its obligations, this could have a material adverse effect on Prudential's financial condition and results of operations.

Prudential is subject to the risk of exchange rate fluctuations owing to the geographical diversity of its businesses

        Due to their geographical diversity, Prudential's businesses are subject to the risk of exchange rate fluctuations. Prudential's operations in the US and Asia, which represent a significant proportion of operating profit based on longer-term investment returns and shareholders' funds, generally write policies and invest in assets denominated in local currency. Although this practice limits the effect of exchange rate fluctuations on local operating results, it can lead to significant fluctuations in Prudential's consolidated financial statements upon translation of results into pounds sterling. The currency exposure relating to the translation of reported earnings is not currently separately managed. The impact of gains or losses on currency translations is recorded as a component of shareholders' funds within other comprehensive income. Consequently, this could impact on Prudential's gearing ratios (defined as debt over debt plus shareholders' funds).

Prudential conducts its businesses subject to regulation and associated regulatory risks, including the effects of changes in the laws, regulations, policies and interpretations and any accounting standards in the markets in which it operates

        Changes in government policy, legislation (including tax) or regulatory interpretation applying to companies in the financial services and insurance industries in any of the markets in which Prudential operates, which in some circumstances may be applied retrospectively, may adversely affect Prudential's product range, distribution channels, profitability, capital requirements and, consequently, reported results and financing requirements. Also, regulators in jurisdictions in which Prudential operates may change the level of capital required to be held by individual businesses or could introduce possible changes in the regulatory framework for pension arrangements and policies, the regulation of selling practices and solvency requirements. Furthermore, as a result of the recent interventions by governments in response to global economic conditions, it is widely expected that there will be a substantial increase in government regulation and supervision of the financial services industry, including the possibility of higher capital requirements, restrictions on certain types of transaction structure and enhanced supervisory powers.

        Current EU directives, including the EU Insurance Groups Directive ('IGD') require European financial services groups to demonstrate net aggregate surplus capital in excess of solvency requirements at the group level in respect of shareholder-owned entities. The test is a continuous requirement, so that Prudential needs to maintain a higher amount of regulatory capital at the group level than otherwise necessary in respect of some of its individual businesses to accommodate, for example, short-term movements in global foreign exchange rates, interest rates, deterioration in credit quality and equity markets. The EU is also developing a new regulatory framework for insurance companies, referred to as 'Solvency II'. The new approach is based on the concept of three pillars Pillar 1 consists of the quantitative requirements, for example, the amount of capital an insurer should hold. Pillar 2 sets out requirements for the governance and risk management of insurers, as well as for the effective supervision of insurers. Pillar 3 focuses on disclosure and transparency requirements.

        The Directive covers valuations, the treatment of insurance groups, the definition of capital and the overall level of capital requirements. A key aspect of Solvency II is that the assessment of risks and capital requirements are intended to be aligned more closely with economic capital methodologies, and may allow Prudential to make use of its internal economic capital models, if approved by the Financial Services Authority (FSA) or other relevant supervisory authority. The Solvency II Directive was formally approved by the Economic and Financial Affairs Council in November 2009. Representatives from the European Parliament, the European Commission and the Council of the European Union are currently discussing the Omnibus II Directive which, once approved, will amend certain aspects of the original Solvency II Directive. In addition, the European Commission is continuing to develop the detailed rules that will complement the high-level principles of the Directive, referred to as 'implementing measures'.

The Omnibus II Directive is scheduled to be finalised in late 2012 while the implementing measures are not currently expected to be finalised until early-mid 2013. There is significant uncertainty regarding the final outcome of this process. In particular, the Solvency II rules relating to the determination of the liability discount rate and to the treatment of the US business remain unclear. As a result there is a risk that the effect of the measures finally adopted could be adverse for Prudential, including potentially a significant increase in capital required to support its business and that Prudential may be placed at a competitive disadvantage to other European and non-European financial services groups.

        Various jurisdictions in which Prudential operates have created investor compensation schemes that require mandatory contributions from market participants in some instances in the event of a failure of a market participant. As a major participant in the majority of its chosen markets, circumstances could arise where Prudential, along with other companies, may be required to make such contributions.

        The Group's accounts are prepared in accordance with current International Financial Reporting Standards ('IFRS') applicable to the insurance industry. The International Accounting Standards Board ('IASB') introduced a framework that it described as Phase I, which permitted insurers to continue to use the statutory basis of accounting for insurance assets and liabilities that existed in their jurisdictions prior to January 2005. In July 2010, the IASB published an Exposure Draft for its Phase II on insurance accounting, which would introduce significant changes to the statutory reporting of insurance entities that prepare accounts according to IFRS. The IASB continues its deliberation on the exposure draft principles but it remains uncertain whether the proposals in the Exposure Draft will become the final IASB standard and when changes might take effect.

        Any changes or modification of IFRS accounting policies may require a change in the future results or a restatement of reported results.

        European Embedded Value ('EEV') basis results are published as supplementary information by Prudential using principles issued by the European CFO (Chief Financial Officers) Forum. The EEV basis is a value-based reporting method for Prudential's long-term business which is used by market analysts and which underpins a significant part of the key performance indicators used by Prudential's management for both internal and external reporting purposes.

The resolution of several issues affecting the financial services industry could have a negative impact on Prudential's reported results or on its relations with current and potential customers

        Prudential is, and in the future may be, subject to legal and regulatory actions in the ordinary course of its business, both in the UK and internationally. These actions could involve a review of business sold in the past under acceptable market practices at the time, such as the requirement in the UK to provide redress to certain past purchasers of pension and mortgage endowment policies, changes to the tax regime affecting products and regulatory reviews on products sold and industry practices, including, in the latter case, businesses it has closed.

        Regulators are increasingly interested in the approach that product providers use to select third party distributors and to monitor the appropriateness of sales made by them. In some cases, product providers can be held responsible for the deficiencies of third-party distributors.

        In the US, federal and state regulators have focused on, and continue to devote substantial attention to, the mutual fund, fixed index annuity and insurance product industries. This focus includes new regulations in respect of the suitability of sales of certain products. As a result of publicity relating to widespread perceptions of industry abuses, there have been numerous regulatory inquiries and proposals for legislative and regulatory reforms.

        In Asia, regulatory regimes are developing at different speeds, driven by a combination of global factors and local considerations. There is a risk that new requirements are introduced that challenge current practices, or are retrospectively applied to sales made prior to their introduction.

Litigation, disputes and regulatory investigations may adversely affect Prudential's profitability and financial condition

        Prudential is, and may be in the future, subject to legal actions, disputes and regulatory investigations in the ordinary course of its insurance, investment management and other business operations. These legal actions, disputes and investigations may relate to aspects of Prudential's businesses and operations that are specific to Prudential, or that are common to companies that operate in Prudential's markets. Legal actions and disputes may arise under contracts, regulations (including tax) or from a course of conduct taken by Prudential, and may be class actions. Although Prudential believes that it has adequately provided in all material aspects for the costs of litigation and regulatory matters, no assurance can be provided that such provisions are sufficient. Given the large or indeterminate amounts of damages sometimes sought, and the inherent unpredictability of litigation and disputes, it is possible that an adverse outcome could, from time to time, have an adverse effect on Prudential's results of operations or cash flows.

Prudential's businesses are conducted in highly competitive environments with developing demographic trends and continued profitability depends on management's ability to respond to these pressures and trends

        The markets for financial services in the UK, US and Asia are highly competitive, with several factors affecting Prudential's ability to sell its products and continued profitability, including price and yields offered, financial strength and ratings, range of product lines and product quality, brand strength and name recognition, investment management performance, historical bonus levels, developing demographic trends and customer appetite for certain savings products. In some of its markets, Prudential faces competitors that are larger, have greater financial resources or a greater market share, offer a broader range of products or have higher bonus rates or claims-paying ratios. Further, heightened competition for talented and skilled employees and agents with local experience, particularly in Asia, may limit Prudential's potential to grow its business as quickly as planned.

        In Asia, the Group's principal competitors in the region are international financial companies, including Allianz, AXA, ING, AIA and Manulife. In a number of markets, local companies have a very significant market presence.

        Within the UK, Prudential's principal competitors in the life market include many of the major retail financial services companies including, in particular, Aviva, Legal & General, Lloyds Banking Group and Standard Life.

        Jackson's competitors in the US include major stock and mutual insurance companies, mutual fund organisations, banks and other financial services companies such as AIG, AXA Financial Inc., Hartford Life Inc., Prudential Financial, Lincoln National, MetLife and TIAA-CREF.

        Prudential believes competition will intensify across all regions in response to consumer demand, technological advances, the impact of consolidation, regulatory actions and other factors. Prudential's ability to generate an appropriate return depends significantly upon its capacity to anticipate and respond appropriately to these competitive pressures.

Downgrades in Prudential's financial strength and credit ratings could significantly impact its competitive position and hurt its relationships with creditors or trading counterparties

        Prudential's financial strength and credit ratings, which are used by the market to measure its ability to meet policyholder obligations, are an important factor affecting public confidence in most of Prudential's products, and as a result its competitiveness. Downgrades in Prudential's ratings, as a result of, for example, decreased profitability, increased costs, increased indebtedness or other concerns, could have an adverse effect on its ability to market products; retain current policyholders; and on the Group's financial flexibility. In addition, the interest rates Prudential pays on its borrowings are affected by its debt credit ratings, which are in place to measure the Group's ability to meet its contractual obligations.

        Prudential's long-term senior debt is rated as A2 by Moody's, A+ by Standard & Poor's and A by Fitch. These ratings have a stable outlook.

        Prudential's short-term debt is rated as P-1 by Moody's, A-1 by Standard & Poor's and F1 by Fitch.

        The Prudential Assurance Company Limited's financial strength is rated Aa2 by Moody's, AA by Standard & Poor's and AA by Fitch. These ratings have a stable outlook.

        Jackson's financial strength is rated AA by Standard & Poor's and Fitch, A1 by Moody's, and A+ by AM Best. These ratings have a stable outlook.

        In addition, changes in methodologies and criteria used by rating agencies could result in downgrades that do not reflect changes in the general economic conditions or Prudential's financial condition.

Adverse experience in the operational risks inherent in Prudential's business could have a negative impact on its results of operations

        Operational risks are present in all of Prudential's businesses, including the risk of direct or indirect loss resulting from inadequate or failed internal and external processes, systems and human error or from external events. Prudential's business is dependent on processing a large number of complex transactions across numerous and diverse products, and is subject to a number of different legal and regulatory regimes. In addition, Prudential outsources several operations, including a significant part of its UK back office and customer-facing functions as well as a number of IT functions, resulting in reliance upon the operational processing performance of its outsourcing partners.

        Further, because of the long-term nature of much of the Group's business, accurate records have to be maintained for significant periods. Prudential's systems and processes incorporate controls which are designed to manage and mitigate the operational risks associated with its activities. For example, any weakness in the administration systems or actuarial reserving processes could have an impact on its results of operations during the effective period. Prudential has not experienced or identified any operational risks in its systems or processes during the first half of 2012, which have subsequently caused, or are expected to cause, a significant negative impact on its results of operations.

Adverse experience against the assumptions used in pricing products and reporting business results could significantly affect Prudential's results of operations

        Prudential needs to make assumptions about a number of factors in determining the pricing of its products and setting reserves and for reporting its capital levels and the results of its long-term business operations. For example, the assumption that Prudential makes about future expected levels of mortality is particularly relevant for its UK annuity business. In exchange for a premium equal to the capital value of their accumulated pension fund, pension annuity policyholders receive a guaranteed payment, usually monthly, for as long as they are alive. Prudential conducts rigorous research into longevity risk, using data from its substantial annuitant portfolio. As part of its pension annuity pricing and reserving policy,

Prudential's UK business assumes that current rates of mortality continuously improve over time at levels based on adjusted data from the Continuous Mortality Investigations (CMI) as published by the Institute and Faculty of Actuaries. If mortality improvement rates significantly exceed the improvement assumed, Prudential's results of operations could be adversely affected.

        A further example is the assumption that Prudential makes about future expected levels of the rates of early termination of products by its customers (persistency). This is particularly relevant to its lines of business other than its UK annuity business. Prudential's persistency assumptions reflect recent past experience for each relevant line of business. Any expected deterioration in future persistency is also reflected in the assumption. If actual levels of future persistency are significantly lower than assumed (that is, policy termination rates are significantly higher than assumed), the Group's results of operations could be adversely affected.

        Another example is the impact of epidemics and other effects that cause a large number of deaths. Significant influenza epidemics have occurred three times in the last century, but the likelihood, timing, or the severity of future epidemics cannot be predicted. The effectiveness of external parties, including governmental and non-governmental organisations, in combating the spread and severity of any epidemics could have a material impact on the Group's loss experience.

        In common with other industry participants, the profitability of the Group's businesses depends on a mix of factors including mortality and morbidity trends, policy surrender rates, investment performance and impairments, unit cost of administration and new business acquisition expense.

As a holding company, Prudential is dependent upon its subsidiaries to cover operating expenses and dividend payments

        The Group's insurance and investment management operations are generally conducted through direct and indirect subsidiaries.

        As a holding company, Prudential's principal sources of funds are remittances from subsidiaries, shareholder-backed funds, the shareholder transfer from long-term funds and any amounts that may be raised through the issuance of equity, debt and commercial paper. Certain of the subsidiaries are restricted by applicable insurance, foreign exchange and tax laws, rules and regulations that can limit the payment of dividends, which in some circumstances could limit the ability to pay dividends to shareholders or to make available funds held in certain subsidiaries to cover operating expenses of other members of the Group.

Prudential operates in a number of markets through joint ventures and other arrangements with third parties (including in China and India), involving certain risks that Prudential does not face with respect to its consolidated subsidiaries

        Prudential operates, and in certain markets is required by local regulation to operate, through joint ventures (including in China and India). For the Group's joint venture operations, management control is exercised jointly with the venture participants. The level of control exercisable by the Group depends on the terms of the joint venture agreements, in particular, the allocation of control among, and continued co-operation between, the joint venture participants. Prudential may also face financial or other exposure in the event that any of its joint venture partners fails to meet its obligations under the joint venture or encounters financial difficulty. In addition, a significant proportion of the Group's product distribution is carried out through arrangements with third parties not controlled by Prudential and is dependent upon continuation of these relationships. A temporary or permanent disruption to these distribution arrangements could adversely affect the results of operations of Prudential.

Prudential's Articles of Association contain an exclusive jurisdiction provision

        Under Prudential's Articles of Association, certain legal proceedings may only be brought in the courts of England and Wales. This applies to legal proceedings by a shareholder (in its capacity as such) against Prudential and/or its directors and/or its professional service providers. It also applies to legal proceedings between Prudential and its directors and/or Prudential and Prudential's professional service providers that arise in connection with legal proceedings between the shareholder and such professional service provider. This provision could make it difficult for US and other non-UK shareholders to enforce their shareholder rights.

Changes in tax legislation may result in adverse tax consequences

        Tax rules, including those relating to the insurance industry, and their interpretation, may change, possibly with retrospective effect, in any of the jurisdictions in which Prudential operates. Significant tax disputes with tax authorities, and any change in the tax status of any member of the Group or in taxation legislation or its scope or interpretation could affect Prudential's financial condition and results of operations.

FORWARD-LOOKING STATEMENTS

        This document may contain 'forward-looking statements' with respect to certain of Prudential's plans and its goals and expectations relating to its future financial condition, performance, results, strategy and objectives. Statements that are not historical facts, including statements about Prudential's beliefs and expectations, are forward-looking statements. These statements are based on plans, estimates and projections as at the time they are made, and therefore undue reliance should not be placed on them. By their nature, all forward-looking statements involve risk and uncertainty. A number of important factors could cause Prudential's actual future financial condition or performance or other indicated results to differ materially from those indicated in any forward-looking statement. Such factors include, but are not limited to, future market conditions, fluctuations in interest rates and exchange rates, and the performance of financial markets generally; the policies and actions of regulatory authorities, including, for example, new government initiatives related to the financial crisis and the effect of the European Union's 'Solvency II' requirements on Prudential's capital maintenance requirements; the impact of competition, inflation, and deflation; experience in particular with regard to mortality and morbidity trends, lapse rates and policy renewal rates; the timing, impact and other uncertainties of future acquisitions or combinations within relevant industries; the impact of changes in capital, solvency standards or accounting standards, and tax and other legislation and regulations in the jurisdictions in which Prudential and its affiliates operate; and the impact of legal actions and disputes. These and other important factors may for example result in changes to assumptions used for determining results of operations or re-estimations of reserves for future policy benefits. Further discussion of these and other important factors that could cause Prudential's actual future financial condition or performance or other indicated results to differ, possibly materially, from those anticipated in Prudential's forward-looking statements can be found under the 'Risk factors' heading in this document.

        Any forward-looking statements contained in this document speak only as of the date on which they are made. Prudential may also make or disclose written and/or oral forward-looking statements in reports filed with or furnished to the US Securities and Exchange Commission, the UK Financial Services Authority or other regulatory authorities, as well as in its annual report and accounts to shareholders, proxy statements, offering circulars, registration statements, prospectuses and, prospectus supplements, press releases and other written materials and in oral statements made by directors, officers or employees of Prudential to third parties, including financial analysts. All such forward-looking statements are qualified in their entirety by reference to the factors discussed under the 'Risk Factors' heading of this document. These factors are not exhaustive as Prudential operates in a continually changing business environment with new risks emerging from time to time that it may be unable to predict or that it currently does not expect to have a material adverse effect on its business. Prudential expressly disclaims any obligation to update the forward-looking statements contained in this document or any other forward-looking statements it may make, whether as a result of future events, new information or otherwise except as required pursuant to the UK Prospectus Rules, the UK Listing Rules, the UK Disclosure and Transparency Rules, the Hong Kong Listing Rules, the SGX-ST listing rules or other applicable laws and regulations.

EEV BASIS AND NEW BUSINESS RESULTS

        In addition to IFRS basis results, Prudential's filings with the UK Listing Authority, the Stock Exchange of Hong Kong, the Singapore Stock Exchange and Group Annual Reports include reporting by Key Performance Indicators ('KPIs'). These include results prepared in accordance with the European Embedded Value ('EEV') Principles and Guidance issued by the Chief Financial Officers ('CFO') Forum of European Insurance Companies, and New Business measures.

        The EEV basis is a value based method of reporting in that it reflects the change in the value of in-force long-term business over the accounting period. This value is called the shareholders' funds on the EEV basis which, at a given point in time, is the value of future cash flows expected to arise from the current book of long-term insurance business plus the net worth (based on statutory solvency capital, or economic capital where higher, and free surplus) of Prudential's life insurance operations. Prudential publishes its EEV results semi-annually in the UK, Hong Kong and Singapore markets.

        New Business results are published quarterly and are provided as an indicative volume measure of transactions undertaken in the reporting period that have the potential to generate profits for shareholders. New business results are categorised as single premiums and annual regular premiums. New business results are also published by annual premium equivalents (APE) which are calculated as the aggregate of regular new business amounts and one-tenth of single new business amounts. The amounts are not, and are not intended to be, reflective of premium income recorded in the IFRS income statement. EEV basis new business profits and margins are also published quarterly.

OPERATING AND FINANCIAL REVIEW

        The following discussion and analysis should be read in conjunction with Prudential's unaudited condensed consolidated interim financial statements and the related notes to Prudential's unaudited condensed consolidated interim financial statements for the period ended 30 June 2012 included in this document. A summary of the critical accounting policies which have been applied to these statements is set forth in the section below entitled '—IFRS Critical Accounting Policies'.

        The results discussed below are not necessarily indicative of the results to be expected in any future periods. This discussion contains forward-looking statements based on current expectations, which involve risks and uncertainties. Actual results and the timing of certain events may differ significantly from those projected in these forward-looking statements due to a number of factors (including those discussed in the 'Risk Factors' section of this document. See also the discussion under the heading 'Forward-looking statements' above.

 Introduction and Overview

        In the first half of 2012, Prudential continued to provide a broad range of financial products and services, primarily to the retail market. Prudential's principal operations continue to be in Asia, the United States and the United Kingdom. The accounting policies applied by Prudential in determining the IFRS basis results reflected in Prudential's unaudited condensed consolidated interim financial statements for the period ended 30 June 2012 are the same as those previously adopted in Prudential's consolidated financial statements for the year ended 31 December 2011 except for the adoption of altered US GAAP reporting requirements for Group IFRS reporting, which is described in note B to the unaudited condensed consolidated interim financial statements.

Overview

        Prudential has produced a strong performance across our key financial metrics during the first six months of 2012—IFRS operating profit based on longer-term investment returns, new business profit and cash remittances, despite the considerable global macroeconomic challenges. Our track record of profitable growth has continued. Net cash remittances from our business units to the Group have grown in line with our strategy and we retain one of the strongest capital positions in the sector.

Prudential Corporation Asia

        Asia continues to be the most significant profitable growth opportunity for the Group with a rapidly expanding middle class who have a strong demand for savings and protection products. The seven South-east Asia markets that make up our 'sweet spot' have a combined population of more than 500 million and total GDP of more than US$2 trillion, equivalent to that of a G5 economy(1). We are well positioned to capture this profitable growth opportunity.

        Our four largest markets in Asia are Hong Kong, Indonesia, Singapore and Malaysia. Indonesia remains our largest market with an agency force of more than 180,000 and an emerging bancassurance channel that is showing good early momentum. We also continue to see rapid growth in some of our smaller markets.

        Our products are central to our strategy in Asia. We continue to innovate and develop products that are suitable for the evolving needs of customers in these regions, with a particular focus on regular premium savings and protection.

        Our success throughout Asia is underscored by our powerful multi-distribution model. Agency remains our largest channel and despite our success to date there remains an opportunity to continue to increase both the scale and productivity of our agency force. Bancassurance is expanding as we develop

(1)
CIA World Fact Book, 2011 estimates.

our capabilities across the region, and we are seeing significant growth across all of our major partnerships.

        We have recently received in principle a licence to operate in Cambodia, an economy which has delivered GDP growth at a CAGR of 11 per cent over the past ten years and where there are excellent opportunities to establish and develop a fast growing and profitable life insurance industry.

Jackson National Life Insurance Company (Jackson)

        The US market is the world's largest retirement market, with many of the 78 million baby-boomers(2) reaching retirement age each year, creating significant demand for retirement income products. Our strategy in the US is to take advantage of this profitable growth opportunity while maintaining strict financial and risk management discipline. We achieve this by taking a conservative approach to pricing and balance sheet management.

        Jackson's strategy is focused on balancing value, sales, capital efficiency, balance sheet strength and strict pricing discipline for both variable and fixed annuities. Thanks to our financial stability and innovative products, we continue to enhance our reputation as a high-quality and reliable business partner, with more advisers recognising the benefits of working with Jackson. A significant part of Jackson's sales comes through distributors who either did not previously sell Jackson's products or simply did not sell variable annuities (VA).

        In March 2012, Jackson introduced its new variable annuity product, Elite Access, which has no guaranteed benefits and provides tax efficient access to alternative investments. The rollout of this new product has benefited VA sales and has received a positive reaction from distributors, with over 90 per cent signing up to distribute this product.

        Although we do not target volume or market share, market conditions allowed Jackson's ranking to remain at third in variable annuity sales in the US through the first quarter of 2012 (latest information available), while increasing its market share to 12.3 per cent from 11.4 per cent for the full year 2011(3). Jackson continues to adjust product pricing to respond to both market conditions and the competitive environment including recent declines in long-term yields. These actions are taken in order to optimise the balance between growth, capital and profitability. Jackson was the second largest seller of individual annuities through the first quarter of 2012, with a market share of 9.2 per cent, up from third and a market share of 8.2 per cent for the full year 2011(4).

        On 4 September 2012, Jackson completed the purchase of SRLC America Holding Corp. (SRLC), a life insurance business, from Swiss Re, for a consideration of US$663 million (£417 million) financed from its own resources. The transaction, which was announced on 31 May 2012, has received all necessary regulatory approvals. The primary operating subsidiary of SRLC is REALIC. Swiss Re retained a portion of the SRLC business through reinsurance arrangements undertaken prior to closing. In the initial announcement of this transaction on 31 May 2012, Prudential had estimated consideration of US$621 million (£398 million) based on an estimated balance sheet for SRLC and the expectation that the purchase price would not be adjusted by more than £60 million. The consideration of US$663 million (£417 million) is based on an updated estimate of the balance sheet. The final purchase price may be further adjusted to reflect the potential differences, if any, between the estimated balance sheet provided immediately prior to completion and the actual balance sheet at completion. These

(2)
Source: US Census Bureau

(3)
Sources: Morningstar Annuity Research Center (MARC) First Quarter 2012 Sales Report© and Fourth Quarter 2011 Sales Report©. © Morningstar, Inc. All Rights Reserved. The information contained herein: (1) is proprietary to Morningstar and/or its content providers; (2) may not be copied or distributed; and (3) is not warranted to be accurate, complete or timely. Neither Morningstar nor its content providers are responsible for any damages or losses arising from any use of this information. Past performance is no guarantee of future results.

(4)
Sources: LIMRA U.S. Individual Annuities Sales Survey, First Quarter 2012 and Fourth Quarter 2011.

potential differences may include adjustments related to market value movements on capital and surplus, unwinding of expected future profits, finalisation of the extraction of business that is not part of the acquisition and associated tax attributes. Jackson expects the transaction to be immediately accretive to its pre-tax earnings, while having a modest impact on its statutory capital position. The acquisition will diversify Jackson's earnings base by increasing the percentage of income derived from underwriting activities relative to Jackson's current spread and fee-based businesses. This bolt-on acquisition is in-line with the Group's strategy and provides an opportunity to increase the scale of Jackson's life business. As a result of the acquisition, Jackson's net remittance objective for 2013 was increased from £200 million to £260 million.

Prudential UK

        In the UK, Prudential competes selectively to help Britain's ageing population convert their accumulated wealth into retirement income. We have a clear focus on writing profitable new business combined with sustainable cash generation and capital preservation. We concentrate on areas in which we have a clear competitive advantage, namely individual annuities and with-profits products, where we continue to be market leaders with a highly selective presence in the bulk annuity market.

        At the retail level, sales of individual annuities and with-profits bonds increased, while sales of corporate pensions reduced, after exceptionally high volumes in the first half of 2011 when large numbers of new members joined existing schemes on closure of a number of defined benefit schemes. The level of bulk annuity activity achieved in the first half of 2012 was in line with the prior year.

Asset management

        In asset management, we have delivered £5.4 billion(5) of net inflows over the first half of 2012 (2011: £2.9 billion), with the strong momentum earlier in the year continuing into the second quarter, despite increased volatility in investment markets towards the end of the period. At 30 June 2012, our total funds under management were £363 billion (31 December 2011: £351 billion), of which £114.3 billion (31 December 2011: £111.2 billion) are external assets.

        Our asset management business M&G, has continued to focus on delivering superior investment performance for our customers while maximising the strength of its distribution capabilities. This has allowed the business to continue to attract significant new assets during a time of high and enduring global market volatility with total retail and institutional net inflows of £4.9 billion. M&G has continued to achieve considerable success in the retail market, with net investment inflows increasing by 53 per cent to £4.3 billion (2011: £2.8 billion). Institutional net inflows increased from £0.1 billion in the first half of 2011 to £0.6 billion in 2012.

        M&G's funds under management of £204 billion were broadly unchanged since the end of 2011, which partly reflects our decision to reduce our stake in M&G's South African subsidiary. M&G continues to be number one for gross and net retail sales in the UK, a position it has now held for 14 consecutive quarters(6), and is now ranked as the largest player in the UK retail market by funds under management(7).

        Eastspring, our rebranded Asia asset management business, delivered £426 million(8) of net inflows in the first six months of the year and funds under management grew by 7 per cent to £53.8 billion (31 December 2011: £50.3 billion). We have also continued to invest in people and infrastructure as we build out our offshore capabilities following the launch of the new brand. We continue to be well positioned to capture the long-term profitable growth opportunities in the Asia asset management markets.

(5)
Excludes Asia Money Market Fund (MMF).

(6)
Source: Fundscape. (Q1 issue, May 2012). The Pridham Report, Fundscape LLP.

(7)
Source: IMA (June 2012, data as at May 2012).

(8)
Excludes Asia Money Market Fund (MMF).

Summary of capital and risk management

        We take a disciplined approach to capital management and have continued to implement a number of measures over the last few years to enable us to make our capital work more efficiently and more effectively for the Group. Using the regulatory measure of the Insurance Groups Directive, our Group capital surplus position at 30 June 2012 was estimated at £4.2 billion, before allowing for the interim dividend (30 June 2011: £4.1 billion; 31 December 2011: £4.0 billion). The Group's required capital is covered 2.7 times.

        Solvency II, the proposed new capital adequacy regime for European insurers, is currently anticipated to be implemented from 1 January 2014. As reported previously, uncertainty remains about the final outcome. We continue to evaluate actions, including continuing consideration of the Group's domicile, in the event that the final outcome is negative in terms of our ability to deliver value to our customers and shareholders.

2013 Financial Objectives and Outlook

        The objectives discussed below assume current exchange rates and a normalised economic environment consistent with the economic assumptions made by Prudential in calculating the EEV basis supplementary information for the half-year ended June 2010. They have been prepared using current solvency rules and do not pre-judge the outcome of Solvency II (as described in the Risk and Capital Management section of this filing) which remains uncertain.

        In the first half of 2012 we have delivered a good financial performance and continued to make progress towards the 'Growth and Cash' objectives we set ourselves for 2013, further details of which are provided in Prudential's annual report for 2011 on Form 20-F filed with the SEC. We remain on track to achieve these objectives despite the challenging macro-economic conditions in which we are operating. Clearly, as a large insurance company with a substantial balance sheet we are not immune to these conditions. However, we manage our business so that it is resilient in times of economic and financial market stress, and our track record through the crisis is evidence of this. Our balance sheet remains defensively positioned and we continue to capitalise on the long-term growth opportunities available to us.

        Those opportunities are most evident in South-east Asia, where the depth and breadth of Prudential's franchise is a source of strength. Long-term savings and protection businesses such as ours are playing an integral role in the economic and social transformation that has only just started to take place, and will deliver growth for many years to come, long after the current worries that beset the global economy have passed. For this reason, we remain confident in our ability to grow earnings over the long-term while continuing to create value for our shareholders.

IFRS Critical Accounting Policies

        Prudential's discussion and analysis of its financial condition and results of operations are based upon Prudential's unaudited condensed consolidated interim financial statements, prepared in accordance with International Financial Reporting Standards as issued by the IASB and as endorsed by the EU. EU-endorsed IFRS may differ from IFRS as issued by the IASB if, at any point in time, new or amended IFRS have not been endorsed by the EU. As at 30 June 2012, there were no unendorsed standards effective for the period ended 30 June 2012 affecting the condensed consolidated financial information of Prudential, and there were no differences between IFRS endorsed by the EU and IFRS issued by the IASB in terms of their application to Prudential. Accordingly, Prudential's financial information for the period ended 30 June 2012 is prepared in accordance with IFRS as issued by the IASB. Prudential adopts mandatory requirements of new or altered EU-endorsed IFRS standards where required, and may consider earlier adoption where permitted and appropriate in the circumstances.

        The preparation of these financial statements requires Prudential to make estimates and judgements that affect the reported amounts of assets and liabilities, and revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, Prudential evaluates its estimates, including those related to long-term business provisioning, the fair value of assets and the declaration of bonus rates. Prudential bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgements about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

        Critical accounting policies are defined as those that are reflective of significant judgements and uncertainties, and potentially give rise to different results under different assumptions and conditions. Prudential believes that its critical accounting policies are limited to those described below.

        The critical accounting policies in respect of the items discussed below are critical for Prudential's results insofar as they relate to Prudential's shareholder-financed business. In particular, this applies for Jackson, which is the largest shareholder-backed business in Prudential. The policies are not critical in respect of Prudential's with-profits business. This distinction reflects the basis of recognition of profit and accounting treatment of unallocated surplus of with-profits funds as a liability. Additional explanation is provided in this section as to why the distinction between the with-profits business and shareholder-backed business is relevant.

        In order to provide relevant analysis that is appropriate to the circumstances applicable to Prudential's businesses, the explanations refer to types of business, fund structure, the relationship between asset and policyholder liability measurement, and the differences in the method of accounting permitted under IFRS 4 for accounting for insurance contract assets, policyholder liabilities and unallocated surplus of Prudential's with-profits funds.

        The policies and key assumptions described below are relevant to the reporting periods covered by this filing. Quantitative analysis for the year ended 31 December 2011 was provided in Prudential's annual report for 2011 filed with the SEC on Form 20-F. Quantitative analysis for the six months to 30 June 2012 is generally not provided in this section apart from information relating to Jackson's available-for-sale debt securities portfolio and unrecognised deferred tax assets. Other quantitative analysis as applied for the 2012 full year results, will be provided in Prudential's annual report for 2012 to be filed with the SEC on Form 20-F.

Investments

Determining the fair value of financial investments when the markets are not active

        Prudential holds certain financial investments for which the markets are not active. These can include financial investments which are not quoted on active markets and financial investments for which markets are no longer active as a result of market conditions e.g. market illiquidity. When the markets are not active, there is generally no or limited observable market data to account for financial investments at fair value. The determination of whether an active market exists for a financial investment requires management's judgement.

        If the market for a financial investment of Prudential is not active, the fair value is determined by using valuation techniques. Prudential establishes fair value for these financial investments by using quotations from independent third parties, such as brokers or pricing services or by using internally developed pricing models. Priority is given to publicly available prices from independent sources, when available, but overall, the source of pricing and/or the valuation technique is chosen with the objective of arriving at a fair value measurement which reflects the price at which an orderly transaction would take place between market participants on the measurement date. The valuation techniques include the use of recent arm's length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis, option adjusted spread models and, if applicable, enterprise valuation and may include a number of assumptions relating to variables such as credit risk and interest rates. Changes in assumptions relating to these variables could positively or negatively impact the reported fair value of these financial investments.

        The financial investments measured at fair value are classified into the following three level hierarchy on the basis of the lowest level of inputs that is significant to the fair value measurement of the financial investment concerned:

    Level 1: Quoted prices (unadjusted) in active markets for identical assets and liabilities.

    Level 2: Inputs other than quoted prices included within level 1 that are observable either directly or indirectly (i.e. derived from prices).

    Level 3: Significant inputs for the asset or liability that are not based on observable market data (unobservable inputs).

        As at 30 June 2012, £4,863 million of financial investments (net of derivative liabilities) valued at fair value were classified as level 3. Of these, £861 million were held to back shareholder non-linked business, and so changes to these valuations will directly impact shareholders' equity. Further details of the classification of financial instruments are given in note R to the Prudential's unaudited condensed consolidated interim financial statements.

Determining impairments relating to financial assets

Available-for-sale securities

        Financial investments carried on an available-for-sale basis are represented by Jackson's debt securities portfolio. The consideration of evidence of impairment requires management's judgement. In making this determination the factors considered include, for example:

  •
  Whether the decline of the financial investment's fair value is substantial.

        A substantial decline in fair value might be indicative of a credit loss event that would lead to a measurable decrease in the estimated future cash flows.

  •
  The impact of the duration of the security on the calculation of the revised estimated cash flows.

        The duration of a security to maturity helps to inform whether assessments of estimated future cash flows that are higher than market value are reasonable.

  •
  The duration and extent to which the amortised cost exceeds fair value.

        This factor provides an indication of how the contractual cash flows and effective interest rate of a financial asset compares with the implicit market estimate of cash flows and the risk attaching to a 'fair value' measurement. The length of time for which that level of difference has been in place may also provide further evidence as to whether the market assessment implies an impairment loss has arisen.

  •
  The financial condition and prospects of the issuer or other observable conditions that indicate the investment may be impaired.

        If a loss event that will have a detrimental effect on cash flows is identified an impairment loss in the income statement is recognised. The loss recognised is determined as the difference between the book cost and the fair value of the relevant impaired securities. This loss comprises the effect of the expected loss of contractual cash flows and any additional market price driven temporary reductions in values.

        For Jackson's residential mortgage-backed and other asset-backed securities, all of which are classified as available-for-sale, the model used to analyse cash flows begins with the current delinquency experience of the underlying collateral pool for the structure, by applying assumptions about how much of the currently delinquent loans will eventually default, and multiplying this by an assumed loss severity. Additional factors are applied to anticipate ageing effect. After applying a cash flow simulation an indication is obtained as to whether or not the security has suffered, or is anticipated to suffer, contractual principal or interest payment shortfall. If a shortfall applies an impairment charge is recorded.

        The difference between the fair value and book cost for unimpaired securities designated as available-for-sale is accounted for as unrealised gains or losses, with the movements in the accounting period being included in other comprehensive income.

        Prudential's review of fair value involves several criteria, including economic conditions, credit loss experience, other issuer-specific developments and future cash flows. These assessments are based on the best available information at the time. Factors such as market liquidity, the widening of bid/ask spreads and a change in cash flow assumptions can contribute to future price volatility. If actual experience differs negatively from the assumptions and other considerations used in the consolidated financial statements, unrealised losses currently in equity may be recognised in the income statement in future periods. The preceding note in this section provides explanation on how fair value is determined when the markets for the financial investments are not active.

        In half year 2012 there was a movement in the statement of financial position value for debt securities classified as available-for-sale from a net unrealised gain of £2,057 million to a net unrealised gain of £2,522 million. This increase reflects the effects of lower interest rates. The gross unrealised gain in the statement of financial position increased from £2,303 million at 31 December 2011 to £2,679 million at 30 June 2012, while the gross unrealised loss decreased from £246 million at 31 December 2011 to £157 million at 30 June 2012.

        These features are included in the table shown below of the movements in the values of available-for-sale securities.

		Reflected as part of movement in comprehensive income
	30 Jun 2012	Changes in Unrealised appreciation**	Foreign exchange translation	31 Dec 2011

	£m	£m	£m	£m
Assets fair valued at below book value:
Book value*	1,670			2,455
Unrealised loss(iv)(a),(b)	(157)	87	2	(246)

Fair value (as included in statement of financial position)	1,513			2,209

Assets fair valued at or above book value:
Book value*	22,863			22,504
Unrealised gain	2,679	395	(19)	2,303

Fair value (as included in statement of financial position)	25,542			24,807

Total:
Book value*	24,533			24,959
Net unrealised gain (loss)	2,522	482	(17)	2,057

Fair value (as included in statement of financial position)†	27,055			27,016

*
Book value represents cost/amortised cost of the debt securities.

**
Translated at the average rate of $1.5768: £1.

†
Debt securities for US operations included in the statement of financial position at 30 June 2012 and as referred to in note T to the unaudited condensed consolidated interim financial statements, comprise:

	30 Jun 2012	31 Dec 2011

	£m	£m
Available-for-sale	27,055	27,016
Consolidated investment funds classified as fair value through profit and loss	6	6

	27,061	27,022

        Included within the movement in gross unrealised losses for the debt securities of Jackson of £87 million as shown above was a net decrease in value of £12 million relating to sub-prime and Alt-A securities for which the carrying values are shown in the 'Fair value of securities as a percentage of book value' table below.

Debt securities classified as available-for-sale in an unrealised loss position

        The following tables show some key attributes of those securities that are in an unrealised loss position at 30 June 2012.

(a)   Fair value of securities as a percentage of book value

        The following table shows the fair value of the debt securities in a gross unrealised loss position for various percentages of book value:

	30 Jun 2012		31 Dec 2011
	Fair value	Unrealised loss	Fair value	Unrealised loss

	£m	£m	£m	£m
Between 90% and 100%	1,160	(27)	1,829	(60)
Between 80% and 90%	190	(31)	172	(28)
Below 80% see (d) below	163	(99)	208	(158)

Total	1,513	(157)	2,209	(246)

        Included within the table above are amounts relating to sub-prime and Alt-A securities of:

	30 Jun 2012		31 Dec 2011
	Fair value	Unrealised loss	Fair value	Unrealised loss

	£m	£m	£m	£m
Between 90% and 100%	127	(5)	142	(7)
Between 80% and 90%	50	(9)	58	(11)
Below 80% see (d) below	62	(25)	69	(35)

Total	239	(39)	269	(53)

(b)   Unrealised losses by maturity of security

	30 Jun 2012	31 Dec 2011

	£m	£m
Less than 1 year	—	—
1 year to 5 years	(2)	(7)
5 years to 10 years	(18)	(28)
More than 10 years	(11)	(28)
Mortgage-backed and other debt securities	(126)	(183)

Total	(157)	(246)

(c)   Age analysis of unrealised losses for the years indicated

        The following table shows the age analysis of all the unrealised losses in the portfolio by reference to the length of time the securities have been in an unrealised loss position:

	30 Jun 2012			31 Dec 2011
	Non-investment grade	Investment grade	Total	Non-investment grade	Investment grade	Total

	£m	£m	£m	£m	£m	£m
Less than 6 months	(7)	(15)	(22)	(11)	(31)	(42)
6 months to 1 year	(4)	(6)	(10)	(7)	(8)	(15)
1 year to 2 years	(5)	(3)	(8)	(5)	(1)	(6)
2 years to 3 years	(3)	—	(3)	(7)	(10)	(17)
More than 3 years	(52)	(62)	(114)	(61)	(105)	(166)

Total	(71)	(86)	(157)	(91)	(155)	(246)

        At 30 June 2012, the gross unrealised losses in the statement of financial position for the sub-prime and Alt-A securities in an unrealised loss position were £39 million (31 December 2011: £53 million), as shown above in note (a). Of these losses £2 million (31 December 2011: £10 million) relate to securities that have been in an unrealised loss position for less than one year and £37 million (31 December 2011: £43 million) to securities that have been in an unrealised loss position for more than one year.

(d)   Securities whose fair value were below 80 per cent of the book value

        As shown in the table (a) above, £99 million of the £157 million of gross unrealised losses at 30 June 2012 (31 December 2011: £158 million of the £246 million of gross unrealised losses) related to securities whose fair value was below 80 per cent of the book value. The analysis of the £99 million

(31 December 2011: £158 million), by category of debt securities and by age analysis indicating the length of time for which their fair value was below 80 per cent of the book value, is as follows:

	30 Jun 2012		31 Dec 2011
Category analysis	Fair value	Unrealised loss	Fair value	Unrealised loss

	£m	£m	£m	£m
Residential mortgage-backed securities:
Prime (including agency)	27	(10)	38	(16)
Alt-A	11	(3)	12	(3)
Sub-prime	51	(22)	58	(32)

	89	(35)	108	(51)
Commercial mortgage-backed securities	8	(29)	6	(29)
Other asset-backed securities	53	(31)	65	(58)

Total structured securities	150	(95)	179	(138)
Corporates	13	(4)	29	(20)

Total	163	(99)	208	(158)

        The following table shows the age analysis as at 30 June 2012, of the securities whose fair value were below 80 per cent of the book value:

	30 Jun 2012		31 Dec 2011
Age analysis	Fair value	Unrealised loss	Fair value	Unrealised loss

	£m	£m	£m	£m
Less than 3 months	32	(10)	15	(5)
3 months to 6 months	—	—	45	(15)
More than 6 months	131	(89)	148	(138)

Total	163	(99)	208	(158)

Assets held at amortised cost

        Financial assets classified as loans and receivables under IAS 39 are carried at amortised cost using the effective interest rate method. Certain mortgage loans of the UK insurance operations have been designated at fair value through profit and loss as this loan portfolio is managed and evaluated on a fair value basis and these are included within loans in the balance sheet. The loans and receivables include loans collateralised by mortgages, deposits and loans to policyholders. In estimating future cash flows, Prudential looks at the expected cash flows of the assets and applies historical loss experience of assets with similar credit risks that has been adjusted for conditions in the historical loss experience which no longer exist or for conditions that are expected to arise. The estimated future cash flows are discounted using the financial asset's original or variable effective interest rate and exclude credit losses that have not yet been incurred.

        The risks inherent in reviewing the impairment of any investment include the risk that market results may differ from expectations; facts and circumstances may change in the future and differ from estimates and assumptions; or Prudential may later decide to sell the asset as a result of changed circumstances.

Insurance contracts

Product classification

        IFRS 4 requires contracts written by insurers to be classified as either 'insurance contracts' or 'investment contracts' depending on the level of insurance risk transferred. Insurance risk is a pre-existing risk, other than financial risk, transferred from the contract holder to the contract issuer. If significant insurance risk is transferred by the contract then it is classified as an insurance contract. Contracts that transfer financial risk but not significant insurance risk are termed investment contracts. Furthermore, some contracts, both insurance and investment, contain discretionary participating features representing the contractual right to receive additional benefits as a supplement to guaranteed benefits:

  (a)
  that are likely to be a significant portion of the total contract benefits;

  (b)
  whose amount or timing is contractually at the discretion of the insurer; and

  (c)
  that are contractually based on asset or fund performance, as discussed in IFRS 4.

        Accordingly, insurers must perform a product classification exercise across their portfolio of contracts issued to determine the allocation to these various categories. IFRS 4 permits the continued usage of previously applied GAAP for insurance contracts and investment contracts with discretionary participating features. Except for UK regulated with-profits funds, as described subsequently, this basis has been applied by Prudential.

        For investment contracts that do not contain discretionary participating features, IAS 39 and, where the contract includes an investment management element, IAS 18, apply measurement principles to assets and liabilities attaching to the contract.

Valuation assumptions

(i)    Contracts of with-profits funds

        Prudential's with-profits funds write with-profits and other protection type policies classified as insurance contracts and investment contracts with discretionary participating features. For UK regulated with-profits funds, the contract liabilities are valued by reference to the UK Financial Services Authority's (the 'FSA's') realistic basis. In aggregate, this basis has the effect of placing a value on the liabilities of UK with-profits contracts, which reflects the amounts expected to be paid based on the current value of investments held by the with-profits funds and current circumstances.

        The basis of determining liabilities for Prudential's with-profits business has little or no effect on the results attributable to shareholders. This is because movements on liabilities of the with-profits funds are absorbed by the unallocated surplus. Except through indirect effects, or in remote circumstances as described below, changes to liability assumptions are therefore reflected in the carrying value of the unallocated surplus, which is accounted for as a liability rather than shareholders' equity.

        Prudential's other with-profits contracts are written in with-profits funds that operate in some of Prudential's Asian operations. The liabilities for these contracts and those of Prudential Annuities Limited, which is a subsidiary company of the Prudential Assurance Company ('PAC') with-profits funds, are determined differently. For these contracts the liabilities are estimated using actuarial methods based on assumptions relating to premiums, interest rates, investment returns, expenses, mortality and surrenders. The assumptions to which the estimation of these reserves is particularly sensitive are the interest rate used to discount the provision and the assumed future mortality experience of policyholders.

        For liabilities determined using the basis described above for UK regulated with-profits funds, and the other liabilities described in the preceding paragraph, changes in estimates arising from the likely range of possible changes in underlying key assumptions have no direct impact on the reported profit.

        This lack of sensitivity reflects the with-profits fund structure, basis of distribution, and the application of previous GAAP to the unallocated surplus of with-profits funds as permitted by IFRS 4. Changes in liabilities of these contracts that are caused by altered estimates are absorbed by the unallocated surplus of the with-profits funds with no direct effect on shareholders' equity.

(ii)   Other contracts

        Contracts, other than those of with-profits funds, are written in shareholder-backed operations of Prudential. The significant shareholder-backed product groupings and the factors that may significantly affect IFRS results due to experience against assumptions or changes of assumptions vary significantly between business units. For some types of business the effect of changes in assumptions may be significant, whilst for others, due to the nature of the product, assumption setting may be of less significance. From the perspective of shareholder results the key sensitivity relates to the assumption for allowance for credit risk for UK annuity business.

Jackson

        Jackson offers individual fixed annuities, fixed index annuities, immediate annuities, variable annuities, individual and variable life insurance and institutional products. With the exception of institutional products and an incidental amount of business for annuity certain contracts, which are accounted for as investment contracts under IAS 39, all of Jackson's contracts are accounted for under IFRS 4 as insurance contracts by applying US GAAP, the previous GAAP used before IFRS adoption. The accounting requirements under these standards and the effect of changes in valuation assumptions are considered below for fixed annuity, variable annuity and traditional life insurance contracts.

        Fixed annuity contracts, which are investment contracts under US GAAP terminology, are accounted for by applying in the first instance a retrospective deposit method to determine the liability for policyholder benefits. This is then augmented by potentially three additional amounts, namely deferred income, any amounts previously assessed against policyholders that are refundable on termination of the contract, and any premium deficiency, i.e. any probable future loss on the contract. These types of contracts contain considerable interest rate guarantee features.

        Notwithstanding the accompanying market risk exposure, except in the circumstances of interest rate scenarios where the guarantee rates included in contract terms are higher than crediting rates that can be supported from assets held to cover liabilities, the accounting measurement of Jackson's fixed annuity products is not generally sensitive to interest rate risk. This position derives from the nature of the products and the US GAAP basis of measurement.

        Variable annuity contracts written by Jackson may provide for guaranteed minimum death, income, or withdrawal benefit features. In general terms, liabilities for these benefits are accounted for under US GAAP by using estimates of future benefits and fees under best estimate assumptions.

        For variable annuity business the key assumption is the investment return from the separate accounts, which for all periods included was 8.4 per cent per annum (after deduction of external fund management fees) determined using a mean reversion methodology. Under the mean reversion methodology, projected returns over the next five years are flexed (subject to capping) so that, combined with the actual rates of return for the current and the previous two years the 8.4 per cent rate is maintained. The projected rates of return are capped at no more than 15 per cent for each of the next five years.

        These returns affect the level of future expected profits through their effects on the fee income with consequential impact on the amortisation of deferred acquisition costs as described below and the required level of provision for guaranteed minimum death benefit claims.

        For traditional life insurance contracts, provisions for future policy benefits are determined using the net level premium method and assumptions as of the issue date as to mortality, interest, policy lapses and expenses plus provisions for adverse deviation.

        Except to the extent of mortality experience, which primarily affects profits through variations in claim payments and the guaranteed minimum death benefit reserves, the profits of Jackson are relatively insensitive to changes in insurance risk. This reflects the principally spread and fee-based nature of Jackson's business.

Asia operations

        The insurance products written in Prudential's Asia operations principally cover with-profits business, unit-linked business, and other non-participating business. The results of with-profits business are relatively insensitive to changes in estimates and assumptions that affect the measurement of policyholder liabilities. As for the UK business, this feature arises because unallocated surplus is accounted for by Prudential as a liability. The results of Asia unit-linked business are also relatively insensitive to changes in estimates or assumptions.

Deferred acquisition costs

        Significant costs are incurred in connection with acquiring new insurance business. Except for acquisition costs of with-profits contracts of the UK regulated with-profits funds, which are accounted for under the realistic FSA regimes, these costs are accounted for in a way that is consistent with the principles of the ABI SORP with deferral and amortisation against margins in future revenues on the related insurance policies. In general, this deferral is presentationally shown by an explicit carrying value for deferred acquisition costs (DAC) in the balance sheet. However, in some Asia operations the deferral is implicit through the reserving methodology. The recoverability of the explicitly and implicitly deferred acquisition costs is measured and is deemed impaired if the projected margins are less than the carrying value. To the extent that the future margins differ from those anticipated, an adjustment to the carrying value will be necessary. For UK regulated with-profits funds where the realistic FSA regime is applied, the basis of setting liabilities is such that it would be inappropriate for acquisition costs to be deferred, therefore these costs are expensed as incurred.

        The deferral and amortisation of acquisition costs is of most relevance to the Group's results for shareholder-financed long-term business of Jackson and Asia operations. The majority of the UK shareholder-backed business is individual and group annuity business where the incidence of acquisition costs is negligible.

        As explained in note B to the unaudited condensed consolidated interim financial statements, Prudential has adopted the US Financial Accounting Standards Board requirements in EITF Update No 2010-26 on 'Accounting for Costs Associated with Acquiring or Renewing Insurance Contracts' from 1 January 2012 into its IFRS reporting for the results of Jackson and those Asia operations whose IFRS insurance assets and liabilities are measured principally by reference to US GAAP principles. Under the Update insurers are required to capitalise only those incremental costs directly relating to acquiring a contract from 1 January 2012. For Group IFRS reporting Prudential has chosen to apply this new basis retrospectively for the results of these operations.

Jackson

        Under IFRS 4, the Group applies grandfathered US GAAP for measuring the insurance assets and liabilities of Jackson. In the case of Jackson term business, acquisition costs are deferred and amortised in line with expected premiums. For interest-sensitive business, the key assumption is the long-term spread between the earned rate on investments and the rate credited to policyholders, which is based on an annual spread analysis. In addition, expected gross profits also depend on mortality assumptions, assumed unit costs and terminations other than deaths (including the related charges), all of which are based on a combination of actual experience of Jackson, industry experience and future expectations. A detailed analysis of actual mortality, lapse, and expense experience is performed using internally developed experience studies. For variable annuity business, the key assumption is the expected long-term level of equity market returns as described above. The level of acquisition costs carried in the statement of financial position is also sensitive to unrealised valuation movements on debt securities held to back the liabilities and solvency capital.

        On adoption of the new DAC policy for Jackson the deferred costs balance for business in force at 31 December 2011 was retrospectively reduced from £3,880 million to £3,095 million.

Mean reversion technique

        Under US GAAP (as grandfathered under IFRS 4) the projected gross profits, against which acquisition costs are amortised, reflect an assumed long-term level of equity return which, for Jackson, is 8.4 per cent after deduction of net external fund management fees. This is applied to the period end level of separate account assets after application of a mean reversion technique that removes a portion of the effect of levels of short-term variability in current market returns.

        Under the mean reversion technique applied by Jackson, the projected level of return for each of the next five years is adjusted from period to period so that in combination with the actual rates of return for the preceding two years and the current year, the 8.4 per cent annual return is realised on average over the entire eight year period. Projected returns after the mean reversion period revert back to the 8.4 per cent assumption.

        However, to ensure that the methodology does not over anticipate a reversion to trend following adverse markets, the mean reversion technique has a cap and floor feature whereby the projected returns in each of the next five years can be no more than 15 per cent per annum and no less than 0 per cent per annum (both after deduction of net external fund management fees) in each year. The capping feature was relevant in late 2008, 2009 and 2010 due to the very sharp market falls in 2008.

Sensitivity of amortisation charge

        The amortisation charge to the income statement is reflected in operating profit and short-term fluctuations in investment returns. The amortisation charge to the operating profit in a reporting period comprises:

  (i)
  a core amount that reflects a relatively stable proportion of underlying profits; and

  (ii)
  an element of acceleration or deceleration arising from market movements differing from expectations.

        In periods where the cap and floor feature of the mean reversion technique are not relevant, the technique operates to dampen the second element above. Nevertheless, extreme market movements can cause material acceleration or deceleration of amortisation in spite of this dampening effect.

        Further, in those periods where the cap or floor is relevant, the mean reversion technique provides no further dampening and additional volatility may result.

Half year and full year 2011

        In half and full year 2011, the DAC amortisation charge to operating profit included £66 million and £190 million of accelerated amortisation respectively. These amounts reflected the combined effect of:

  (i)
  The separate account performance in the periods (half year 2011: 4 per cent; full year 2011: negative 4 per cent, net of all fees) as it compared with the assumed level for the period; and

  (ii)
  The reduction in the previously assumed future rates of return for the upcoming 5 years from 15 per cent, to a level nearer the middle of the corridor (of 0 per cent and 15 per cent), so that in combination with the historical returns, the 8-year average in the mean reversion calculation was the 8.4 per cent assumption.

        The reduction in assumed future rates reflected in large part the elimination from the calculation in 2011, of the 2008 negative returns. Setting aside other complications and the growth in the book, the 2011 accelerated amortisation can be broadly equated as 'paying back' the benefit experienced in 2008.

Half year 2012

        In half year 2012, the DAC amortisation charge to operating profit was determined after including a credit for decelerated amortisation of £25 million. This amount primarily reflects the separate account performance of 5 per cent, net of all fees, over the assumed level for the period.

Full year 2012

        The sensitivity for full year 2012 remains broadly the same as previously reported, namely that on the assumption that market returns for 2012 are within the range of negative 15 per cent to positive 15 per cent, the estimated effect on the amortisation charge, is a range from acceleration of £100 million to deceleration of £100 million.

Asia operations

        The insurance products written in the Group's Asia operations principally cover with-profits business, unit-linked business, and other non-participating business. The results of with-profits business are relatively insensitive to changes in estimates and assumptions that affect the measurement of policyholder liabilities. As for the UK business, this feature arises because unallocated surplus is accounted for by the Group as a liability. The results of Asia unit-linked business are also relatively insensitive to changes in estimates or assumptions.

Pensions

        Prudential applies the requirements of IAS 19, 'Employee Benefits' and associated interpretations including IFRIC 14 'IAS 19—The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction', to its defined benefit pension schemes. A surplus is only recognised to the extent that the Company is able to access the surplus either through an unconditional right of refund or through reduced future contributions relating to the ongoing service which have been substantively enacted or contractually agreed. Further, the IFRS financial position recorded reflects the higher of any underlying IAS 19 deficit and any obligation for committed deficit funding obligation.

        The principal defined benefit pension scheme is the Prudential Staff Pension Scheme ('PSPS'). For PSPS the terms of the trust deed restrict shareholders' access to any underlying surplus. Accordingly, applying the interpretation of IFRIC 14, any underlying IAS 19 basis surplus is recognised for IFRS reporting only to the extent that the economic benefits is available to the Company from the reduction to its future contributions into the scheme.

        The financial position for PSPS recorded in the IFRS financial statements reflects the higher of any underlying IAS 19 deficit and any obligation for deficit funding.

        The economic participation in the surplus or deficits attaching to the PSPS and the smaller Scottish Amicable Pensions Scheme ('SAPS') are shared between the PAC with-profits sub-fund ('WPSF') and shareholder operations. The economic interest reflects the source of contributions over the scheme life, which in turn reflects the activity of the members during their employment.

        In the case of PSPS, movements in the apportionment of the financial position for PSPS between the WPSF and shareholders' funds in the first half of 2012 reflect the 70/30 ratio applied to the base deficit position as at December 31, 2005 but with service cost and contributions for ongoing service apportioned by reference to the cost allocation for activity of current employees. For SAPS, the ratio is estimated to be approximately 50/50 between the WPSF and shareholders' funds.

        Due to the inclusion of actuarial gains and losses in the income statement rather than being recognised in other comprehensive income, the results of Prudential are affected by changes in interest rates for corporate bonds that affect the rate applied to discount projected pension payments, changes in mortality assumptions and changes in inflation assumptions.

        The table below shows the sensitivity of the underlying PSPS and other scheme liabilities as at 30 June 2012 of £5,007 million and £744 million respectively to changes in discount rates, inflation rates and mortality rate assumptions.

30 June 2012
Assumption	Change in assumption	Impact on scheme liabilities on IAS 19 basis

Discount rate	Decrease by 0.2% from 4.6% to 4.4%	Increase in scheme liabilities by: PSPS	3.0%
		Other schemes	4.8%
Discount rate	Increase by 0.2% from 4.6% to 4.8%	Decrease in scheme liabilities by: PSPS	2.9%
		Other schemes	4.5%
Rate of inflation	RPI: Decrease by 0.2% from 2.6% to 2.4%	Decrease in scheme liabilities by: PSPS	1.5%
	CPI: Decrease by 0.2% from 1.6% to 1.4% with consequent reduction in salary increases	Other schemes	4.3%
Mortality rate	Increase life expectancy by 1 year	Increase in scheme liabilities by: PSPS	2.7%
		Other schemes	2.3%

        The sensitivity of the underlying pension scheme liabilities to changes in discount, inflation and mortality rates as shown above does not directly equate to an impact on the profit or loss attributable to shareholders or shareholders' equity due to the effect of the application of IFRIC 14 on PSPS and the allocation of a share of the interest in financial position of the PSPS and Scottish Amicable schemes to the PAC with-profits fund as described above.

        The sensitivity to the changes in the key variables as shown in the table above has no significant impact on the pension costs included in the Group's operating results. This is due to the pension costs charged in each of the periods presented being derived largely from market conditions at the beginning of the period. After applying IFRIC 14 and to the extent attributable to shareholders, any residual impact from the changes to these variables is reflected as actuarial gains and losses on defined benefit pension schemes within the supplementary analysis of profits. The relevance of this is described further below.

        For PSPS as at 30 June 2012, a substantial portion of the underlying surplus of the scheme of the amount of £1,355 million (31 December 2011: the whole surplus of £1,588 million) has not been recognised under IFRIC 14. Changes to the underlying scheme liabilities as a result of assumption changes are used to reduce this unrecognised surplus before there is an impact on the Group's results and financial position. As such, based on the underlying financial position of PSPS as at 30 June 2012, none of the changes to the underlying scheme liabilities for the changes in the variables shown in the table above have had an impact on the Group's half year 2012 results and financial position.

        In the event that a change in the PSPS scheme liabilities results in a deficit position for the scheme which is recognisable, the deficit so recognised would affect the Group's results and financial position only to the extent of the amounts attributable to shareholder operations. The amounts attributable to the PAC with-profits fund would be absorbed by the liability for unallocated surplus and have no direct effect on the profit or loss attributable to shareholders or shareholders' equity.

        The deficit of the Scottish Amicable pension scheme has been allocated approximately 50 per cent to the PAC with-profits fund and 50 per cent to the shareholders. Accordingly, half of the changes to its scheme liabilities, which at 30 June 2012 were £516 million (31 December 2011: £527 million), for the changes in the variables shown in the table above would have had an impact on the Group's shareholder results and financial position.

Deferred tax

        Deferred tax assets are recognised to the extent that they are regarded as recoverable, that is to the extent that, on the basis of all the available evidence, it can be regarded as more likely than not that there will be suitable taxable profits against which the losses can be relieved. The taxation regimes applicable across the Group apply separate rules to trading and capital profits and losses. The distinction between temporary differences that arise from items of either a capital or trading nature may affect the recognition of deferred tax assets. The judgements made, and uncertainties considered, in arriving at deferred tax balances in the financial statements are discussed in note K(ii) to Prudential's unaudited condensed consolidated interim financial statements.

Goodwill

        Goodwill impairment testing requires the exercise of judgement by management as to prospective future cash flows.

Other features of IFRS accounting that are of particular significance to an understanding of Prudential's results

        The other features that are of particular significance relate to: the timing of adoption of certain IFRS standards and their consequential impact upon the financial statements; the accounting for UK with-profits funds; and the presentation of certain items in the financial statements.

Insurance contract accounting

        With the exception of investment contracts without discretionary participation features, the contracts issued by Prudential's life assurance business are classified as either insurance contracts or investment contracts with discretionary participating features. As permitted by IFRS 4, assets and liabilities of these contracts (see below) are accounted for under previously applied GAAP. Accordingly, except as described below, the Modified Statutory Basis ('MSB') of reporting as set out in the revised Statement of Recommended Practice ('SORP') issued by the Association of British Insurers ('ABI') has been applied.

        In 2005, Prudential elected to improve its IFRS accounting for UK regulated with-profits funds by the voluntary application of the UK accounting standard FRS 27, 'Life Assurance'. Under this standard, the main accounting changes that were required for UK with-profits funds were:

  •
  derecognition of deferred acquisition costs and related deferred tax; and

  •
  replacement of MSB liabilities with adjusted realistic basis liabilities.

        The results included in the unaudited condensed consolidated interim financial statements reflect this basis.

        Unallocated surplus represents the excess of assets over policyholder liabilities for Prudential's with-profits funds that have yet to be appropriated between policyholders and shareholders. Prudential has elected to account for unallocated surplus wholly as a liability with no allocation to equity.

        This treatment reflects the fact that shareholders' participation in the cost of bonuses arises only on distribution. Shareholder profits on with-profits business reflect one-ninth of the cost of declared bonus.

        For Jackson, applying the MSB as applicable to overseas operations, which permits the application of local GAAP in some circumstances, the assets and liabilities of insurance contracts are accounted for under insurance accounting prescribed by US GAAP. For the assets and liabilities of insurance contracts of Asian operations, the local GAAP is applied with adjustments, where necessary, to comply with UK GAAP. For the operations in India, Japan, Taiwan and Vietnam, countries where local GAAP is not appropriate in the context of the previously applied MSB, the measurement of insurance contracts is determined substantially by reference to US GAAP requirements. For participating business the liabilities include provisions for the policyholders' interest in realised investment gains and other surpluses that, where appropriate, have yet to be declared as bonuses.

        The usage of these bases of accounting has varying effects on the way in which product options and guarantees are measured. For UK regulated with-profits funds, options and guarantees are valued on a market consistent basis. For other operations, a market consistent basis is not applied.

Valuation and accounting presentation of fair value movements of derivatives and debt securities of Jackson

        Under IAS 39, derivatives are required to be carried at fair value. Unless net investment hedge accounting is applied, value movements on derivatives are recognised in the income statement.

        For derivative instruments of Jackson, Prudential has considered whether it is appropriate to undertake the necessary operational changes to qualify for hedge accounting so as to achieve matching of value movements in hedging instruments and hedged items in the performance statements. In reaching the decision a number of factors were particularly relevant.

        These were:

  •
  IAS 39 hedging criteria have been designed primarily in the context of hedging and hedging instruments that are assessable as financial instruments that are either stand-alone or separable from host contracts, rather than, for example, duration characteristics of insurance contracts;

  •
  the high hurdle levels under IAS 39 of ensuring hedge effectiveness at the level of individual hedge transactions;

  •
  the difficulties in applying the macro hedge provisions under IAS 39 (which are more suited to banking arrangements) to Jackson's derivative book;

  •
  the complexity of asset and liability matching of US life insurers such as those with Jackson's product range; and

  •
  whether it is possible or desirable, without an unacceptable level of costs and constraint on commercial activity, to achieve the accounting hedge effectiveness required under IAS 39.

        Taking account of these considerations Prudential has decided that, except for certain minor categories of derivatives, it is not appropriate to seek to achieve hedge accounting under IAS 39. As a result of this decision, the total income statement results are more volatile as the movements in the value of Jackson's derivatives are reflected within it.

        Under IAS 39, unless carried at amortised cost (subject to impairment provisions where appropriate) under the held-to-maturity category, debt securities are also carried at fair value. Prudential has chosen not to classify any financial assets as held-to-maturity. Debt securities of Jackson are designated as available-for-sale with value movements, unless impaired, being recorded as movements within other comprehensive income. Impairments are recorded in the income statement.

Presentation of results before tax

        The total tax charge for Prudential reflects tax that in addition to relating to shareholders' profits is also attributable to policyholders and unallocated surplus of with-profits funds and unit-linked policies.

        However, pre-tax profits are determined after transfers to or from unallocated surplus of with-profits funds. These transfers are in turn determined after taking account of tax borne by with-profits funds. Consequently, reported profit before the total tax charge is not representative of pre-tax profits attributable to shareholders. In order to provide a measure of pre-tax profits attributable to shareholders Prudential has chosen to adopt an income statement presentation of the tax charge and pre-tax results that distinguishes between policyholder and shareholder components.

Segmental analysis of results and earnings attributable to shareholders

        Prudential uses operating profit based on longer-term investment returns as the segmental measure of its results. The basis of calculation is disclosed in the paragraph in the section below entitled 'Additional explanation of performance measures and analysis of consolidated results by business segment and geographical region'.

        For shareholder-backed business, with the exception of debt securities held by Jackson and assets classified as loans and receivables, all financial investments and investment property are designated as assets at fair value through profit and loss. Short-term fluctuations in investment returns on such assets held by with-profits funds, do not affect directly reported shareholder results. This is because (i) the unallocated surplus of with-profits funds is accounted for as a liability and (ii) excess or deficits of income and expenditure of the funds over the required surplus for distribution are transferred to or from unallocated surplus. However, for shareholder-backed businesses the short-term fluctuations affect the result for the year and Prudential provides additional analysis of results to provide information on results before and after short-term fluctuations in investment returns.

Summary Consolidated Results and Basis of Preparation of Analysis

        The following table shows Prudential's consolidated total profit for the periods indicated.

	Half year 2012	Half year 2011*

	£m	£m
Total revenue, net of reinsurance	23,881	21,603
Total charges, net of reinsurance	(22,582)	(20,395)

Profit before tax (being tax attributable to shareholders' and policyholders' returns)**	1,299	1,208
Less tax charge attributable to policyholders' returns	(40)	(94)

Profit before tax attributable to shareholders	1,259	1,114

Total tax charge attributable to policyholders and shareholders	(347)	(377)
Adjustment to remove tax charge attributable to policyholders' returns	40	94

Tax charge attributable to shareholders' returns	(307)	(283)

Profit for the period	952	831

*
The 2011 comparative results have been adjusted from those previously published for the retrospective application of the improvement in accounting policy described in note B to Prudential's unaudited condensed consolidated interim financial statements.

**
This measure is the formal loss before tax measure under IFRS but it is not the result attributable to shareholders. This is principally because taxes borne by UK with-profits and unit-linked policies through adjustments to benefit are paid on the policyholders' behalf by the Company. These amounts are required to be included in the tax charge of the Company under IAS 12. Consequently, the profit before all taxes measure (which is determined after deducting the cost of policyholder benefits and movements in the liability for unallocated surplus of the PAC with-profits fund after adjusting for taxes borne by policyholders) is not representative of pre-tax profits attributable to shareholders. See 'Presentation of results before tax' under IFRS Critical Accounting Policies section above for further explanation.

        Under IFRS, the pre-tax GAAP measure of profits is profit before policyholder and shareholder taxes. This measure is not relevant for reflecting pre-tax results attributable to shareholders for two reasons. Firstly, this profit measure represents the aggregate of pre-tax results attributable to shareholders and a pre-tax amount attributable to policyholders. Secondly, the amount is determined after charging the transfer to the liability for unallocated surplus, which in turn is determined in part by policyholder taxes borne by the ring-fenced with-profits funds. It is noted that this circular feature is specific to with-profits funds in the UK, and other similarly structured overseas funds, and should be distinguished from other products, which are referred to as 'with-profits' and the general accounting treatment of premium or other policy taxes.

        Accordingly, Prudential has chosen to explain its unaudited condensed consolidated interim results by reference to profits for the year, reflecting profit after tax. In explaining movements in profit for the year, reference is made to trends in profit before shareholder tax and the shareholder tax charge. The explanations of movement in profit before shareholder tax are shown below by reference to the profit analysis applied for segmental disclosure as shown in note C of Prudential's unaudited condensed consolidated interim financial statements. This basis is used by management and reported externally to Prudential's UK, Hong Kong and Singapore shareholders and to the UK, Hong Kong and Singapore financial markets. Separately, in this section, analysis of movements in profits before shareholder tax is provided by nature of revenue and charges.

Explanation of Movements in Profits After Tax and Profits Before Shareholder
Tax by Reference to the Basis Applied for Segmental Disclosure

(a)   Group overview

        Profit for half year 2012 after tax was £952 million compared to a profit of £831 million in half year 2011. The improvement primarily reflects the movement in results before tax attributable to shareholders, which improved from a profit of £1,114 million in half year 2011 to a profit of £1,259 million in half year 2012, which was partially offset by an increase in the tax charge attributable to shareholders from £283 million in half year 2011 to £307 million in half year 2012.

        The improvement in the total profit before tax attributable to shareholders from £1,114 million in half year 2011 to £1,259 million in half year 2012 predominantly reflects the increase in operating profit based on longer-term investment returns from £1,028 in half year 2011 to £1,162 in half year 2012.

        The effective tax rate for the tax charge against profit before tax attributable to shareholders was 24 per cent, compared to 25 per cent for half year 2011. The movement was principally due to a reduction in UK rate of taxation to 24 per cent with effect from 1 April 2012 and the benefit of a deduction from taxable income of a proportion of dividends received attributable to variable annuity business in Jackson, partially offset by an increase in the tax rate in Asia that principally resulted from fiscal developments in Indonesia.

(b)   Summary by business segment and geographical region

        Prudential's operating segments as determined under IFRS 8 are insurance operations split by geographic regions in which it conducts business, which are Asia, the United States and the United Kingdom, and asset management operations split into M&G, which is Prudential's UK and European asset management business, Eastspring Investments, which is the Asian asset management business and the US broker-dealer and asset management business (including Curian).

        The following table shows Prudential's IFRS consolidated total profit (loss) after tax for the periods indicated presented by summary business segment and geographic region. The accounting policies applied to the segments below are the same as those used in Prudential's consolidated accounts.

	Half year 2012
	Asia	US	UK	Unallocated corporate	Total

	£m	£m	£m	£m	£m
Insurance operations	347	246	284	—	877
Asset management**	26	2	239	—	267

Total profit attributable to the segments	373	248	523	—	1,144
Unallocated corporate	—	—	—	(192)	(192)

Total profit (loss) for the period	373	248	523	(192)	952

	Half year 2011*
	Asia	US	UK	Unallocated corporate	Total

	£m	£m	£m	£m	£m
Insurance operations	262	245	296	—	803
Asset management**	34	12	154	—	200

Total profit attributable to the segments	296	257	450	—	1,003
Unallocated corporate	—	—	—	(172)	(172)

Total profit (loss) for the period	296	257	450	(172)	831

*
The 2011 comparative results have been adjusted from those previously published for the retrospective application of the improvement in accounting policy described in note B to Prudential's unaudited condensed consolidated interim financial statements.

**
For the US, including the broker dealer business and Curian.

Profit from insurance operations

        Total profit from insurance operations in half year 2012 was £877 million compared to a profit of £803 million in half year 2011. All of the profits from insurance operations in the half years 2012 and 2011 were from continuing operations. The movement in profits for insurance operations can be summarised as follows:

	Half year 2012	Half year 2011*

	£m	£m
Profit before shareholder tax	1,132	1,078
Shareholder tax	(255)	(275)

Profit after tax	877	803

*
The 2011 comparative results have been adjusted from those previously published for the retrospective application of the improvement in accounting policy described in note B to Prudential's unaudited condensed consolidated interim financial statements.

        The increase of £54 million in profit before tax attributable to shareholders in half year 2012 compared to half year 2011 primarily reflects an increase in operating profit based on longer-term investment returns of the insurance operations partially offset by an adverse change in short-term fluctuations in investment returns for shareholder-backed business.

        The effective shareholder tax rate on profits from insurance operations reduced from 26 per cent in half year 2011 to 23 per cent in half year 2012. The movement was principally due to a reduction in the UK rate of tax, the benefit of a deduction from taxable income in Jackson, partially offset by an increase in the tax rate in Asia that principally resulted from fiscal developments in Indonesia.

        In order to understand how Prudential's results are derived, it is necessary to understand how profit emerges from its business. This varies from region to region, primarily due to differences in the nature of the products and regulatory environments in which Prudential operates.

Asia

Basis of profits

        The assets and liabilities of contracts classified as insurance under IFRS 4 are determined in accordance with methods prescribed by local GAAP and adjusted to comply, where necessary, with UK GAAP. Under IFRS 4, subject to the conditions of that standard, the continued application of UK GAAP in this respect is permitted.

        For Asian operations in countries where local GAAP is not well established and in which the business is primarily non-participating and linked business, measurement of the insurance assets and liabilities is determined substantially by reference to US GAAP principles. This basis is applied in India, Japan, Taiwan and Vietnam. For with-profits business in Hong Kong, Singapore and Malaysia the basis of profit recognition is bonus driven as described under 'United Kingdom—Basis of profits' below.

Comparison of total profit arising from Asia insurance operations

        The following table shows the movement in profit arising from Asia insurance operations from half year 2011 to half year 2012:

	Half year 2012	Half year 2011*

	£m	£m
Profit before shareholder tax	448	336
Shareholder tax	(101)	(74)

Profit after tax	347	262

*
The 2011 comparative results have been adjusted from those previously published for the retrospective application of the improvement in accounting policy described in note B to Prudential's unaudited condensed consolidated interim financial statements.

        The increase of £112 million from the profit before tax attributable to shareholders in half year 2011 of £336 million to a profit of £448 million in half year 2012 primarily reflects an increase of £84 million in operating profit based on longer-term investment returns, combined with an improvement in the short-term fluctuations in investment returns for shareholder-backed business of £28 million.

        The effective shareholder tax rate changed from 22 per cent in half year 2011 to 23 per cent in half year 2012, with the movement principally due to fiscal developments in Indonesia which resulted in a higher tax rate.

United States

Basis of profits

        The underlying profit on Jackson's business predominantly arises from spread income from interest-sensitive products, such as fixed annuities, institutional products and fee income on variable annuity business with the insurance assets and liabilities of the business measured on a US GAAP basis. In addition, the results in any period include the incidence of gains and losses on assets classified as available-for-sale, and fair value movements on derivatives and securities classified as fair valued through profit and loss.

Comparison of total profit arising from US insurance operations

        The following table shows the movement in profits arising from US insurance operations from half year 2011 to half year 2012:

	Half year 2012	Half year 2011*

	£m	£m
Profit before shareholder tax	317	347
Shareholder tax	(71)	(102)

Profit after tax	246	245

*
The 2011 comparative results have been adjusted from those previously published for the retrospective application of the improvement in accounting policy described in note B to Prudential's unaudited condensed consolidated interim financial statements.

        The £30 million decrease in profit before tax attributable to shareholders in half year 2012 against the comparative period in 2011, was due to an increase of £102 million in operating profit based on longer-term investment returns which was more than offset by an adverse change of £132 million in the short-term fluctuations in investment returns reflected in the income statement.

        The increase in operating profit based on longer-term investment returns in half year 2012 compared to half year 2011 was primarily driven by higher fee income and lower deferred acquisition costs (DAC) amortisation as half year 2011 included £66 million of additional amortisation, representing the reversal of the benefit received in 2008 from the mean reversion formula. These increases were partially offset by lower spread income and higher expenses, net of deferrals.

        The adverse movement in short-term fluctuation in investment returns was mainly due to higher negative fluctuations from the US operations' derivative hedging programme in half year 2012 compared to half year 2011.

        The effective tax rate on profits from US operations decreased from 29 per cent in half year 2011 to 22 per cent in half year 2012 due to a favourable prior year adjustment at half year 2012 in respect of the deduction arising from its variable annuity business.

United Kingdom

Basis of profits

        Prudential's results comprise an annual profit distribution to shareholders from its UK long-term with-profits fund, hereafter referred to as the with-profits fund, as well as profits from its annuity and other businesses . For most of Prudential's operations, other than its UK long-term insurance operations, the IFRS basis of accounting matches items of income and related expenditure within the same accounting period. This is achieved through the deferral of acquisition costs and application of the accruals concept.

With-profits products

        For Prudential's UK insurance operations, the primary annual contribution to shareholders' profit comes from its with-profits products. With-profits products are designed to provide policyholders with smoothed investment returns through a mix of regular and final bonuses.

        Shareholders' profit in respect of bonuses from with-profits products represents an amount of up to one-ninth of the value of that year's bonus declaration to policyholders. The board of directors of the subsidiary companies that have with-profits operations, using actuarial advice, determine the amount of regular and final bonuses to be declared each year on each group of contracts. The smoothing inherent in the bonus declarations provides for relatively stable annual shareholders' profit from this business.

Bonus rates

        Bonus rates are applied to with-profits policies in the UK and similar products in Singapore, Hong Kong and Malaysia. The most significant with-profits fund is in the UK where, as at 30 June 2012, liabilities to with-profits policyholders were in aggregate £67.8 billion. Liabilities to with-profits policyholders in Asia as at 30 June 2012 were £13.3 billion. The details that follow are in respect of the UK with-profits business. The method by which bonuses for Prudential's Asia with-profits business are determined is substantially similar to the method by which bonuses for Prudential's UK with-profits business are determined.

        The main factors that influence the determination of bonus rates are the return on the investments of the with-profits fund, the effect of inflation, taxation, the expenses of the fund chargeable to policyholders and the degree to which investment returns are smoothed. The overall rate of return earned on investments and the expectation of future investment returns are the most important influences on bonus rates. A high proportion of the assets backing the with-profits business are invested in equities and real estate. If the financial strength of the with-profits fund were adversely affected, then a higher proportion of fixed interest or similar assets might be held by the fund.

        Further details on the determination of the two types of bonus ('regular' and 'final'), the application of significant judgement, key assumptions and the degree of smoothing of investment returns in determining the bonus rates are provided below.

Regular bonus rates

        For regular bonuses, the bonus rates are determined for each type of policy primarily by targeting the bonus level at a prudent proportion of the long-term expected future investment return on underlying assets. The expected future investment return is reduced as appropriate for each type of policy to allow for items such as expenses, charges, tax and shareholders' transfers. However, the rates declared may differ by product type, or by the date of payment of the premium or date of issue of the policy or if the accumulated annual bonuses are particularly high or low relative to a prudent proportion of the achieved investment return.

        When target bonus levels change, the PAC board of directors has regard to the overall strength of the long-term fund when determining the length of time over which it will seek to achieve the amended prudent target bonus level.

        In normal investment conditions, PAC expects changes in regular bonus rates to be gradual over time, and these are not expected to exceed one per cent per annum over any year. However, the directors of PAC retain the discretion whether or not to declare a regular bonus each year, and there is no limit on the amount by which regular bonus rates can change.

Final bonus rates

        A final bonus, which is normally declared yearly, may be added when a claim is paid or when units of a unitised product are realised.

        The rates of final bonus usually vary by type of policy and by reference to the period, usually a year, in which the policy commences or each premium is paid. These rates are determined by reference to the asset shares for the sample policies but subject to the smoothing approach, explained below.

        In general, the same final bonus scale applies to maturity, death and surrender claims except that:

  •
  the total surrender value may be impacted by the application of a Market Value Reduction ('MVR') (for accumulating with-profits policies) and is affected by the surrender bases (for conventional with-profits business); and

  •
  for the Scottish Amicable Insurance Fund ('SAIF') and Scottish Amicable Life ('SAL'), the final bonus rates applicable on surrender may be adjusted to reflect expected future bonus rates.

Application of significant judgement

        The application of the above method for determining bonuses requires the PAC board of directors to apply significant judgement in many respects, including in particular the following:

  •
  Determining what constitutes fair treatment of customers: Prudential is required by UK law and regulation to consider the fair treatment of its customers in setting bonus levels. The concept of determining what constitutes fair treatment, while established by statute, is not defined.

  •
  Smoothing of investment returns: Smoothing of investment returns is an important feature of with-profits products. Determining when particular circumstances, such as a significant rise or fall in market values, warrant variations in the standard bonus smoothing limits that apply in normal circumstances requires the exercise of significant judgement.

  •
  Determining at what level to set bonuses to ensure that they are competitive: The overall return to policyholders is an important competitive measure for attracting new business.

Key assumptions

        As noted above, the overall rate of return on investments and the expectation of future investment returns are the most important influences in bonus rates, subject to the smoothing described below. Prudential determines the assumptions to apply in respect of these factors, including the effects of reasonably likely changes in key assumptions, in the context of the overarching discretionary and smoothing framework that applies to its with-profits business as described above. As such, it is not possible to quantify specifically the effects of each of these assumptions or of reasonably likely changes in these assumptions.

        Prudential's approach, in applying significant judgement and discretion in relation to determining bonus rates, is consistent conceptually with the approach adopted by other firms that manage a with-profits business. It is also consistent with the requirements of UK law, which require all UK firms that carry out a with-profits business to define, and make publicly available, the Principles and Practices of Financial Management ('PPFM') that are applied in the management of their with-profits funds.

        Accordingly, Prudential's PPFM contains an explanation of how it determines regular and final bonus rates within the discretionary framework that applies to all with-profits policies, subject to the general legislative requirements applicable. The purpose of Prudential's PPFM is therefore to:

  •
  explain the nature and extent of the discretion available;

  •
  show how competing or conflicting interests or expectations of

  –
  different groups and generations of policyholders; and

  –
  policyholders and shareholders are managed so that all policyholders and shareholders are treated fairly; and

  •
  provide a knowledgeable observer (e.g. a financial adviser) with an understanding of the material risks and rewards from starting and continuing to invest in a with-profits policy with Prudential.

        Furthermore, in accordance with industry-wide regulatory requirements, the PAC Board has appointed:

  •
  an Actuarial Function Holder who provides the PAC board of directors with all actuarial advice;

  •
  a With-Profits Actuary whose specific duty is to advise the PAC board of directors on the reasonableness and proportionality of the manner in which its discretion has been exercised in applying the PPFM and the manner in which any conflicting interests have been addressed; and

  •
  a With-Profits Committee of independent individuals, which assesses the degree of compliance with the PPFM and the manner in which conflicting rights have been addressed.

Smoothing of investment return

        In determining bonus rates for the UK with-profits policies, smoothing is applied to the allocation of the overall earnings of the UK with-profits fund of which the investment return is a significant element. The smoothing approach differs between accumulating and conventional with-profits policies to reflect the different contract features. In normal circumstances, Prudential does not expect most payout values on policies of the same duration to change by more than 10 per cent up or down from one year to the next, although some larger changes may occur to balance payout values between different policies. Greater flexibility may be required in certain circumstances, for example following a significant rise or fall in market values, and in such situations the PAC board of directors may decide to vary the standard bonus smoothing limits in order to protect the overall interests of policyholders.

Unallocated surplus

        The unallocated surplus represents the excess of assets over policyholder liabilities of Prudential's with-profits funds. As allowed under IFRS 4, Prudential has opted to continue to record unallocated surplus of with-profits funds wholly as a liability. The annual excess or shortfall of income over expenditure of the with-profits funds after declaration and attribution of the cost of bonuses to policyholders and shareholders is transferred to (from) the unallocated surplus through a charge (credit) to the income statement. The balance retained in the unallocated surplus represents cumulative income arising on the with-profits business that has not been allocated to policyholders or shareholders. The balance of the unallocated surplus is determined after full provision for deferred tax on unrealised appreciation on investments.

        Changes to the level of the unallocated surplus do not directly impact shareholders' results or funds. After allowing for differences in the basis of preparation of the financial information and UK regulatory returns, movements in the level of the unallocated surplus are broadly indicative of movements in the excess of regulatory basis assets over liabilities of the fund. Differences in the basis of preparation of financial statements and UK regulatory returns arise principally from the treatment of certain regulatory basis liabilities, such as mismatching reserves (that are accounted for as reserves within the unallocated surplus), and asset valuation differences and admissibility deductions reflected in the regulatory returns. Except to the extent of any second order effects on other elements of the regulatory returns, such changes can be expected to have a consequent effect on the excess of assets over liabilities of the fund for the purposes of solvency calculations, and the related free asset ratio which is an indicator of the overall financial strength of the fund. Similar principles apply to Prudential's Asian with-profits business.

Surplus assets and their use

        The liability for unallocated surplus comprises amounts Prudential expects to pay to policyholders in the future, the related shareholder transfers and surplus assets. These surplus assets have accumulated over many years from a variety of sources and provide the with-profits fund with working capital. This working capital permits Prudential to invest a substantial portion of the assets of the with-profits fund in equity securities and real estate, smooth investment returns to with-profits policyholders, keep its products competitive, write new business without being constrained as to cash flows in the early policy years and demonstrate solvency.

        In addition, Prudential can use surplus assets to absorb the costs of significant events, such as fundamental strategic change in its long-term business, and, with the consent of the UK regulator, the cost of its historical pensions mis-selling, without affecting the level of distributions to policyholders and shareholders. The costs of fundamental strategic change may include investment in new technology, redundancy and restructuring costs, cost overruns on new business and the funding of other appropriate long-term insurance related activities, including acquisitions.

The 'SAIF' and 'PAL' funds

        Prudential's with-profits fund includes the Scottish Amicable Insurance Fund ('SAIF') and the wholly-owned subsidiary, Prudential Annuities Limited ('PAL'). All assets of the SAIF business are solely attributable to former policyholders of Scottish Amicable Life Assurance Society (predating the acquisition of Scottish Amicable by Prudential in October 1997). Since PAL is a wholly-owned subsidiary of the with-profits fund, profits from this business affect shareholders' profits only to the extent that they affect the annual with-profits bonus declaration and resultant transfer to shareholders.

Accounting for with-profits business

        For with-profits business (including non-participating business of Prudential Annuities Limited which is owned by the PAC with-profits fund), adjustments to liabilities and any related tax effects are recognised in the income statement. However, except for any impact on the annual declaration of bonuses, shareholder profit for with-profits business is unaffected. This is because IFRS basis profits for the with-profits business, which are determined on the same basis as on preceding UK GAAP, solely reflect one-ninth of the cost of bonuses declared for the year.

Fair value of assets

        Changes in the fair value of assets of Prudential's long-term with-profits funds will primarily be reflected in the excess of assets over liabilities recorded as the unallocated surplus. Shareholders' profits from with-profits business and shareholders' funds are not directly impacted by movements in the fair values of the assets. However, current investment performance is a factor that is taken into account in the setting of the annual declaration of bonuses which, in turn, affects UK shareholder profits to the extent of one-ninth of the cost of bonus.

Investment returns

        For with-profits business, investment returns together with other income and expenditure are recorded within the income statement. However, the difference between net income of the fund and the cost of bonuses and related statutory transfers is reflected in an amount transferred to, or from, the unallocated surplus within the income statement. Except to the extent of current investment returns being taken into account in the setting of a bonus policy, the investment returns of a with-profits fund in a particular year do not affect shareholder profits.

UK shareholder-backed annuity business

        The results for this type of business are prepared in accordance with the UK Modified Statutory Basis. The results reflect the inclusion of investment return including realised and unrealised gains and losses. The charge for benefits reflects the valuation rate of interest applied to discount future anticipated payments to policyholders. This rate in turn reflects current market yields adjusted for factors including default risks on the assets backing the liabilities. The level of allowance for default risk is a key assumption. Details are included in note E to the unaudited condensed consolidated financial statements.

Comparison of total profit arising from UK insurance operations

        The following table shows the movement in profits arising from UK insurance operations from half year 2011 to half year 2012:

	Half year 2012	Half year 2011

	£m	£m
Profit before shareholder tax	367	395
Shareholder tax	(83)	(99)

Profit after tax	284	296

        Profit after tax from UK insurance operations of £284 million in half year 2012 is lower than the £296 million in half year 2011.

        The decrease in profit before tax attributable to shareholders of £28 million to £367 million in half year 2012 was primarily due to an adverse change in the value of short-term fluctuations in investment returns of the shareholder-backed business of £39 million which reflects asset value movements principally on the shareholder-backed annuity business. This decrease was offset by an increase in actuarial and other gains on defined benefit pension schemes of £11 million from a loss of £2 million in half year 2011 to a gain of £9 million in half year 2012. Operating profit based on longer-term investments returns remained stable at £353 million in half year 2012. Operating profit based on longer-term investment returns included general insurance commissions of £17 million in half year 2012 compared with £21 million for half year 2011.

        The effective shareholder tax rate on profits from UK insurance operations for half year 2012 of 23 per cent compares with an effective tax rate of 25 per cent in half year 2011, with the movement principally due to the reduction in the UK rate of tax.

Profit from asset management

        The following table shows the movement in profits from asset management from half year 2011 to half year 2012:

	Half year 2012	Half year 2011

	£m	£m
Profit before shareholder tax	360	268
Shareholder tax	(93)	(68)

Profit after tax	267	200

        Total profit from asset management increased from £200 million in half year 2011 to £267 million in half year 2012.

        The £92 million increase in profit before tax attributable to shareholders resulted mainly from an increase in profit generated by M&G, which increased profit before tax of £208 million in half year 2011 to £309 million in half year 2012. The profit before tax attributable to shareholders for Eastspring Investments reduced by £9 million from £43 million in half year 2011 to £34 million in half year 2012, while the US broker dealer and asset management operations was stable with profit before shareholder tax of £17 million in half year 2011 and half year 2012.

        The £101 million increase in profit before tax attributable to M&G was the result of an improvement in short term fluctuations in investment returns of £28 million compared with the half year 2011, an improvement in the actuarial gains on defined benefit schemes of £31 million and a one-off gain of £42 million arising on the dilution of M&G's investment holding in PPM South Africa. Further detail on the change in investment holdings in PPM South Africa is given in note G to the unaudited condensed consolidated interim financial statements.

        The effective tax rate on profits from asset management operations increased from 25 per cent in half year 2011 to 26 per cent in half year 2012.

Unallocated corporate result

        The following table shows the movement in the unallocated corporate result from half year 2011 to half year 2012:

	Half year 2012	Half year 2011

	£m	£m
Loss before shareholder tax	(233)	(232)
Shareholder tax	41	60

Loss after tax	(192)	(172)

        Total net of tax charges for unallocated corporate activity increased by £20 million from £172 million in half year 2011 to £192 million in half year 2012.

        The loss before shareholder tax increased by £1 million from £232 million at half year 2011 to £233 million at half year 2012. Net other expenditure (including restructuring and Solvency II implementation costs) increased by £43 million from a charge of £246 million in half year 2011 to a charge of £289 million in half year 2012. This combined with an adverse change of £10 million in short-term fluctuations in investment returns from £15 million in half year 2011 to £5 million in half year 2012, was partially offset by a favourable change in actuarial and other gains on defined benefit pension schemes of £52 million, from a loss of £1 million at half year 2011 to a gain of £51 million at half year 2012. The gain of £51 million on defined benefit pension schemes in half year 2012 reflected the partial recognition of actuarial surplus of PSPS following the results of its triennial valuation.

        The half year 2011 net other expenditure included a credit of £42 million resulting from the Prudential's alteration of its inflation measure basis for future statutory increases to pension payments for certain tranches of Prudential's UK defined benefit schemes. This reflected the UK Government's decision to replace the RPI basis of indexation with the CPI.

        The effective tax rate on unallocated corporate result changed from 26 per cent at half year 2011 to 18 per cent at half year 2012, principally due to the reduction in the UK rate of tax together with an unfavorable prior year adjustment.

(c)   Additional explanation of performance measures and analysis of consolidated results by business segment and geographical region

        Prudential uses a performance measure of operating profit based on longer-term investment returns. The Company believes that this performance measure better reflects underlying performance. It is the basis used by management for the reasons outlined below. It is also the basis on which analysis of the Group's results has been provided to UK shareholders and the UK financial market for some years under long standing conventions for reporting by proprietary UK life assurers.

        Prudential determines and presents operating segments based on the information that is internally provided to the Group Executive Committee ('GEC'), which is Prudential's chief operating decision maker.

        An operating segment is a component of Prudential that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of Prudential's other components. An operating segment's operating results are reviewed regularly by the GEC to make decisions about resources to be allocated to the segment and assess its performance, and for which discrete financial information is available.

        The operating segments identified by Prudential reflect the organisation structure, which is by both geography (Asia, US and UK) and by product line (insurance operations and asset management). Prudential's operating segments determined in accordance with IFRS 8, 'Operating Segments', are as follows:

Insurance operations

  –
  Asia

  –
  US (Jackson)

  –
  UK

Asset management operations

  –
  M&G (including Prudential Capital)

  –
  Eastspring Investments

  –
  US broker-dealer and asset management (including Curian)

        The Group's operating segments are also its reportable segments with the exception of Prudential Capital which has been incorporated into the M&G operating segment for the purposes of segment reporting.

        The performance measure of operating segments that Prudential uses is IFRS operating profit attributable to shareholders based on longer-term investment returns. This measure excludes the recurrent items of short-term fluctuations in investment returns and the shareholders' share of actuarial and other gains and losses on defined benefit pension schemes. In addition for half year 2012, this measure excluded a gain arising upon the dilution of the Group's holding in PPM South Africa. Operating earnings per share is calculated on operating profit based on longer-term investment returns, after tax and non-controlling interests.

        Segment results that are reported to the GEC include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items are mainly in relation to the Group Head Office and the Asia Regional Head Office.

        Except in the case of the assets backing the UK annuity business, unit-linked and US variable annuity separate account liabilities, operating profit based on longer-term investment returns for shareholder-financed business is determined on the basis of expected longer-term investment returns. In the case of assets backing the UK annuity business, unit-linked and US variable annuity separate account liabilities, the basis of determining operating profit based on longer-term investment returns is as follows:

  •
  Assets backing UK annuity business liabilities. For UK annuity business, policyholder liabilities are determined by reference to current interest rates. The value movements of the assets covering liabilities are closely correlated with the related change in liabilities. Accordingly, asset value movements are recorded within the 'operating results based on longer-term investment returns'. Policyholder liabilities include a margin for credit risk. Variations between actual and best estimate expected impairments are recorded as a component of short-term fluctuations in investment returns.

  •
  Assets backing unit-linked and US variable annuity business separate account liabilities. For such business, the policyholder unit liabilities are directly reflective of the asset value movements. Accordingly, the operating results based on longer-term investment returns reflect the current period value movements in unit liabilities and the backing assets.

        In the case of other shareholder-financed business, the measurement of operating profit based on longer-term investment returns reflects the particular features of long-term insurance business where assets and liabilities are held for the long-term and for which the accounting basis for insurance liabilities under current IFRS is not generally conducive to demonstrating trends in underlying performance of life businesses exclusive of the effects of short-term fluctuations in market conditions. In determining the profit on this basis, the following key elements are applied to the results of the Group's shareholder-financed operations.

(i)    Debt and equity-type securities

        Longer-term investment returns for both debt and equity-type securities comprise longer-term actual income receivable for the period (interest/dividend income) and longer-term capital returns.

        In principle, for debt securities, the longer-term capital returns comprise two elements. The first element is a risk margin reserve (RMR) based charge for the expected level of defaults for the period, which is determined by reference to the credit quality of the portfolio. The difference between impairment losses in the reporting period and the RMR charge to the operating result is reflected in short-term fluctuations in investment returns. The second element is for the amortisation of interest-related realised gains and losses to operating results based on longer-term investment returns to the date when sold bonds would have otherwise matured.

        The shareholder-backed operation for which the distinction between impairment losses and interest-related realised gains and losses is in practice relevant to a significant extent is Jackson. Jackson has used the ratings by Nationally Recognised Statistical Ratings Organisations (NRSRO) or ratings resulting from the regulatory ratings detail issued by the National Association of Insurance Commissioners (NAIC) developed by external third parties such as PIMCO or Black Rock Solutions to determine the average annual RMR. Further details of the RMR charge, as well as the amortisation of interest-related realised gains and losses, for Jackson are shown in note F(iii) of the unaudited condensed consolidated financial statements.

        For debt securities backing non-linked shareholder-financed business of the UK insurance operations (other than the annuity business) and of the Asia insurance operations, the realised gains and losses are principally interest related. Accordingly, all realised gains and losses to date for these operations are being amortised over the period to the date those securities would otherwise have matured, with no explicit RMR charge.

        At 30 June 2012 the level of unamortised interest-related realised gains and losses related to previously sold bonds for the Group was a net gain of £443 million (30 June 2011: £390 million).

        For equity-type securities, the longer-term rates of return are estimates of the long-term trend investment return for income and capital having regard to past performance, current trends and future expectations. Equity-type securities held for shareholder-financed operations other than the UK annuity business, unit-linked and US variable annuity businesses are of significance for the US and Asia insurance operations. Different rates apply to different categories of equity-type securities.

        As at 30 June 2012, the equity-type securities for US insurance non-separate account operations amounted to £1,017 million (30 June 2011: £862 million). For these operations, the longer term rates of return for income and capital applied in half year 2012 are as follows:

	Half year 2012	Half year 2011

Equity-type securities such as common and preferred stock and portfolio holdings in mutual funds	5.6% to 6.2%	7.1% to 7.5%
Other equity-type securities such as investments in limited partnerships and private equity funds	7.6% to 8.2%	9.1% to 9.5%

        For Asia insurance operations, investments in equity securities held for non-linked shareholder-financed operations amounted to £741 million as at 30 June 2012 (30 June 2011: £449 million). Of this balance, £106 million (30 June 2011: £122 million) related to the Group's 7.74 per cent (30 June 2011: 8.66 per cent) stake in China Life Insurance Company of Taiwan. This £106 million (30 June 2011: £122 million) investment is in the nature of a trade investment for which the determination of longer-term investment returns is on the basis as described in note (e) below. For the investments representing the other equity securities which had year end balances of £635 million (30 June 2011: £327 million), the rates of return applied in half year 2012 and 2011 ranged from 1.0 per cent to 13.8 per cent with the rates applied varying by territory.

        The longer-term rates of return discussed above for equity-type securities are determined after consideration by the Group's in-house economists of long-term expected real government bond returns, equity risk premium and long-term inflation. These rates are broadly stable from period to period but may be different between countries, reflecting, for example, differing expectations of inflation in each territory. The assumptions are for returns expected to apply in equilibrium conditions. The assumed rates of return do not reflect any cyclical variability in economic performance and are not set by reference to prevailing asset valuations.

(ii)   US variable and fixed index annuity business

        The following value movements for Jackson's variable and fixed index annuity business are excluded from operating profit based on longer-term investment returns:

  •
  Fair value movements for equity-based derivatives;

  •
  Fair value movements for embedded derivatives for Guaranteed Minimum Withdrawal Benefit (GMWB) 'not for life' and fixed index annuity business, and Guaranteed Minimum Income Benefit (GMIB) reinsurance (as described below);

  •
  Movements in accounts carrying value of Guaranteed Minimum Death Benefit (GMDB) and GMWB 'for life' liabilities, for which, under the 'grandfathered' US GAAP applied under IFRS for Jackson's insurance assets and liabilities, the measurement basis gives rise to a muted impact of current period market movements;

  •
  Fee assessments and claim payments, in respect of guarantee liabilities; and

  •
  Related changes to amortisation of deferred acquisition costs for each of the above items.

US operations—Embedded derivatives for variable annuity guarantee features

        The GMIB liability, which is fully reinsured, subject to a deductible and annual claim limits, is accounted for in accordance with FASB ASC Subtopic 944-80 Financial Services—Insurance—Separate Accounts (formerly SOP 03-1) under IFRS using 'grandfathered' US GAAP. As the corresponding reinsurance asset is net settled, it is considered to be a derivative under IAS 39, 'Financial Instruments: Recognition and Measurement', and the asset is therefore recognised at fair value. As the GMIB benefit is economically reinsured the mark to market element of the reinsurance asset is included as a component of short-term fluctuations in investment returns.

(iii)  Other derivative value movements

        Generally, derivative value movements are excluded from operating results based on longer-term investment returns (unless those derivative value movements broadly offset changes in the accounting value of other assets and liabilities included in operating profit based on longer-term investment returns). The principal example of non-equity based derivatives (for example interest rate swaps and swaptions) whose value movements are excluded from operating profit based on longer-term investment returns arises in Jackson. Non-equity based derivatives are primarily held by Jackson as part of a broadly-based hedging programme for features of Jackson's bond portfolio (for which value movements are booked in the statement of comprehensive income rather than the income statement), product liabilities (for which US GAAP accounting as 'grandfathered' under IFRS 4 does not fully reflect the economic features being hedged), and the interest rate exposure attaching to equity-based embedded derivatives.

(iv)  Other liabilities to policyholders and embedded derivatives for product guarantees

        Under IFRS, the degree to which the carrying values of liabilities to policyholders are sensitive to current market conditions varies between territories depending upon the nature of the 'grandfathered' measurement basis. In general, in those instances where the liabilities are particularly sensitive to routine changes in market conditions, the accounting basis is such that the impact of market movements on the assets and liabilities is broadly equivalent in the income statement, and operating profit based on longer-term investments returns is not distorted. In these circumstances, there is no need for the movement in the liability to be bifurcated between the elements that relate to longer-term market conditions and short-term effects.

        However, some types of business movements in liabilities do require bifurcation to ensure that at the net level (i.e. after allocated investment return and change for policyholder benefits) the operating result reflects longer-term market returns.

        Examples where such bifurcation is necessary are:

(i)    Asia

Vietnam participating business

        For the participating business in Vietnam the liabilities include policyholders' interest in investment appreciation and other surplus. Bonuses paid in a reporting period and accrued policyholders' interest in investment appreciation and other surpluses primarily reflect the level of realised investment gains above contract specific hurdle levels. For this business, operating profit based on longer-term investment returns includes the aggregate of longer-term returns on the relevant investments, a credit or charge equal to movements on the liability for the policyholders' interest in realised investment gains (net of any recovery of prior deficits on the participating pool), less amortisation over five years of current and prior movements on such credits or charges.

        The overall purpose of these adjustments is to ensure that investment returns included in operating results equal longer-term returns but that in any one reporting period movements on liabilities to policyholders caused by investment returns are substantially matched in the presentation of the supplementary analysis of profit before tax attributable to policyholders.

Non-participating business

        Bifurcation for the effect of determining the movement in the carrying value of liabilities to be included in operating results based on longer-term investment returns, and the residual element for the effect of using year end rates is included in short-term fluctuations and in the income statement.

Guaranteed Minimum Death Benefit (GMDB) product feature

        For unhedged GMDB liabilities accounted for under IFRS using 'grandfathered' US GAAP, such as in the Japanese business, the change in carrying value is determined under FASB ASC subtopic 944-80, Financial Services—Insurance—Separate Accounts (formerly SOP 03-1), which partially reflects changes in market conditions. Under the company's segmental basis of reporting the operating profit based on longer-term investment returns reflects the change in liability based on longer-term market conditions with the difference between the charge to the operating result and the movement reflected in the total result included in short-term fluctuations in investment returns.

(ii)   UK shareholder-backed annuity business

        The operating result based on longer-term investment returns reflects the impact of value movements on policyholder liabilities for annuity business in PRIL and the PAC non-profit sub-fund after adjustments to allocate the following elements of the movement to the category of 'short-term fluctuations in investment returns' in the Group's supplementary analysis of profit:

  (i)
  The impact on credit risk provisioning of actual upgrades and downgrades during the period; and

  (ii)
  Credit experience compared to assumptions.

        Credit experience reflects the impact of defaults and other similar experience, such as asset exchanges arising from debt restructuring by issuers that include effectively an element of permanent impairment of the security held. Negative experience compared to assumptions is included within short-term fluctuations in investment returns without further adjustment. This is to be contrasted with positive experience where surpluses are retained in short-term allowances for credit risk for IFRS reporting purposes.

        The effects of other changes to credit risk provisioning are included in the operating result, as is the net effect of changes to the valuation rate of interest due to portfolio rebalancing to align more closely with management benchmark.

(iii)  Fund management and other non-insurance businesses

        For these businesses, the particular features applicable for life assurance noted above do not apply. For these businesses it is inappropriate to include returns in the operating result on the basis described above. Instead, it is appropriate to generally include realised gains and losses (including impairments) in the operating result with unrealised gains and losses being included in short-term fluctuations. For this purpose impairments are calculated as the credit loss determined by comparing the projected cash flows discounted at the original effective interest rate to the carrying value. In some instances it may also be appropriate to amortise realised gains and losses on derivatives and other financial instruments to operating results over a time period that reflects the underlying economic substance of the arrangements.

Actuarial and other gains and losses on defined benefit pension schemes

        Actuarial and other gains and losses on defined benefit pension schemes principally reflect short-term value movements on scheme assets and the effects of changes in actuarial assumptions. Under Prudential's accounting policies these items are recorded within the income statement, rather than through other comprehensive income, due to the interaction of Prudential's approach to adoption of IFRS 4 for with-profits funds and the requirements of IAS 19.

Reconciliation of total profit by business segment and geography to IFRS operating profit based on longer-term investment returns

Analysis of IFRS operating profit based on longer-term investment returns and IFRS total profit

        A reconciliation of profit before tax (including tax attributable to policyholders' returns) to profit before tax attributable to shareholders and profit for the period is shown below.

	Half year 2012	Half year 2011*

	£m	£m
Insurance business
Long-term business:(note(ii))
Asia	409	324
US	442	340
UK	336	332
Development expenses	(3)	(2)

Long-term business profit	1,184	994
UK general insurance commission(note(iii))	17	21
Asset management business:
M&G (including Prudential Capital)	199	199
Eastspring Investments	34	43
US broker-dealer and asset management	17	17

	1,451	1,274

Other income and expenditure	(255)	(253)
RPI to CPI inflation measure change on defined benefit pension schemes(note(iv))	—	42
Solvency II implementation costs	(27)	(27)
Restructuring costs(note(v))	(7)	(8)

Total IFRS basis operating profit based on longer-term investment returns(note(i))	1,162	1,028

Short-term fluctuations in investment returns(note(vi))
Insurance operations	(78)	65
Other operations	46	28

Total short-term fluctuations in investment returns	(32)	93
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes(note(vii))	87	(7)
Gain on dilution of Group holdings	42	—

Profit before tax attributable to shareholders	1,259	1,114
Tax charge attributable to shareholders' returns	(307)	(283)

Profit for the period	952	831
Non-controlling interests	—	(2)

Total profit for the period attributable to equity holders of Prudential	952	829

*
The 2011 comparative results have been adjusted from those previously published for the retrospective application of the improvement in accounting policy described in note B to the unaudited condensed consolidated interim financial statements.

Notes

(i)
Operating profit based on longer-term investment returns.

The Group provides supplementary analysis of IFRS profit before tax attributable to shareholders so as to distinguish operating profit based on longer-term investment returns from other elements of total profit. Operating profit based on longer-term investment returns is the basis on which management regularly reviews the performance of Prudential's segments as defined by IFRS 8. Further discussion on the determination of operating profit based on longer-term investment returns is provided in section c) "Additional explanation of performance measures and analysis of consolidated results by business segment and geographical region" above.

(ii)
Effect of changes to assumptions, estimates and bases of determining life assurance liabilities.

The results of Prudential's long-term business operations are affected by changes to assumptions, estimates and bases of preparation. These are described in note E to the unaudited condensed consolidated interim financial statements.

(iii)
UK operations transferred its general insurance business to Churchill in 2002. General insurance commission represents the net commission receivable net of expenses for Prudential-branded general insurance products as part of this arrangement.

(iv)
During the first half of 2011, the Group altered its inflation measure basis for future statutory increases to pension payments for certain tranches of its UK defined benefit pension schemes. This reflected the UK Government's decision to replace the basis of indexation from Retail Price Index (RPI) with the Consumer Prices Index (CPI). This resulted in a credit to operating profit based on longer-term investment returns before tax in half year 2011 of £42 million.

(v)
Restructuring costs are incurred in the UK and represent one-off expenses incurred in securing expense savings.

(vi)
Short-term fluctuations in investment returns on shareholder-backed business comprise:

	Half year 2012	Half year 2011

	£m	£m
Insurance operations
Asia	42	14
US	(125)	7
UK	5	44
Other operations
Economic hedge value movement	(15)	—
Other	61	28

Total	(32)	93

  Further details on the short-term fluctuations in investment returns are provided below under 'Charge for short-term fluctuations in investment returns' and also in note F to the unaudited condensed consolidated interim financial statements.

(vii)
For the 2011 comparatives, the shareholders' share of actuarial and other gains and losses on defined benefit pension schemes comprises the aggregate effect of actual less expected returns on scheme assets, experience gains and losses, the effect of changes in assumptions and altered provisions for deficit funding, where relevant. For half year 2012, these items also apply. However, the shareholders' share of actuarial and other gains and losses on defined benefit pension schemes also includes £51 million for the effect of partial recognition of surplus of the main Prudential Staff Pension Scheme (PSPS). This credit arises from altered funding arrangements following the 5 April 2011 triennial valuation. Additional details are provided in note X to the unaudited condensed consolidated interim financial statements.

 Reconciliation of IFRS operating profit based on longer-term investment returns to IFRS total profit

        The following tables reconcile Prudential's operating profit based on longer-term investment returns to total profit attributable to shareholders.

	Insurance operations			Asset management
Half year 2012	UK	US	Asia	M&G	US	Eastspring Investments	Total segment	Unallocated corporate	Total

	(In £ Millions)
Operating profit based on longer-term investment returns	353	442	406	199	17	34	1,451	(289)	1,162
Short-term fluctuations in investment returns on shareholder backed business	5	(125)	42	41	—	—	(37)	5	(32)
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	9	—	—	27	—	—	36	51	87
Gain on dilution of Group holdings	—	—	—	42	—	—	42	—	42

Profit (loss) before tax attributable to shareholders	367	317	448	309	17	34	1,492	(233)	1,259

Tax attributable to shareholders									(307)

Profit for the period									952

	Insurance operations			Asset management
Half year 2011*	UK	US	Asia	M&G	US	Eastspring Investments	Total segment	Unallocated corporate	Total

	(In £ Millions)
Operating profit based on longer-term investment returns	353	340	322	199	17	43	1,274	(246)	1,028
Short-term fluctuations in investment returns on shareholder backed business	44	7	14	13	—	—	78	15	93
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	(2)	—	—	(4)	—	—	(6)	(1)	(7)

Profit (loss) before tax attributable to shareholders	395	347	336	208	17	43	1,346	(232)	1,114

Tax attributable to shareholders									(283)

Profit for the period									831

*
The 2011 comparative results have been adjusted from those previously published for the retrospective application of the improvement in accounting policy described in note B to the unaudited condensed consolidated interim financial statements.

IFRS operating profit based on longer-term investment returns

        In the first half of 2012, the Group's IFRS operating profit based on longer-term investment returns was £1,162 million, an increase of 13 per cent from the first half of 2011.

Insurance Operations

        In Asia, IFRS operating profit for long-term business increased by 26 per cent from £322 million in the first half of 2011 to £406 million in the first half of 2012. Profits from in-force business and development costs grew by 23 per cent between the two periods from £362 million to £447 million, reflecting an increasing contribution from health and protection business and the continued growth of the business in the region. New business strain has reduced from £41 million in the first half of 2011 to £40 million in the first half of 2012.

        Hong Kong, Indonesia, Singapore and Malaysia, Prudential's largest markets in Asia, continue to see profits grow strongly, with operating profits from long-term business(9) up 27 per cent from £255 million in the first half of 2011 to £323 million in the first half of 2012. Indonesia continues to see strong organic growth, with operating profit(9) up 29 per cent from £95 million to £123 million. Hong Kong's operating profit(9) increased by 52 per cent to £47 million (2011: £31 million), reflecting the continued growth of the portfolio. Singapore increased by 29 per cent to £93 million (2011: £72 million)(9) and Malaysia's operating profit(9) at £60 million (2011: £57 million) increased by 5 per cent. Other territories contributed operating profits(9) of £69 million (2011: £44 million), an increase of 57 per cent, and have all made positive contributions to this metric.

        The US long-term business operating profit increased by 30 per cent from £340 million in the first half of 2011 to £442 million in the first half of 2012. The strong performance, is attributed to growth in fee income, up 25 per cent to £408 million, driven by the continued high sales of variable annuity business which has enhanced separate account balances. The operating profit in the first half of 2012 further benefited from the absence of non-recurring DAC amortisation of £66 million recognised in the first half of 2011. Partially offsetting these increases are higher non-deferrable acquisition costs from the growing variable annuity business and reduced spread income.

        In Prudential's UK business, total IFRS operating profit was £353 million, in line with same period last year (2011: £353 million). Long-term business generated £336 million (2011: £332 million). The with-profits business contributed £146 million, compared with £154 million in 2011, in line with reductions in policy bonus rates. Profit from UK general insurance commission continued to decline as expected at £17 million (2011: £21 million) as the business matures and in-force policy numbers fall.

Asset Management business

        Total operating profit based on longer-term investment returns for the first half of 2012 from M&G and Prudential Capital was £199 million, comparable to operating profit earned in the first half of 2011. The impact of strong net inflows in the first half of 2012 has been offset by the effect of lower average market levels in the period.

        M&G produced £4.9 billion (2011: £2.9 billion) of net inflows in the period (£4.3 billion retail, £0.6 billion institutional), an excellent result given the market backdrop. At 30 June 2012 M&G had external funds under management of £94.6 billion, 3 per cent higher than at the end of 2011. External funds comprise £48.3 billion (31 December 2011: £44.2 billion) of retail and £46.3 billion (31 December 2011: £47.7 billion) of institutional assets. Adding these funds to internal amounts, M&G's total funds under management were £204 billion. A relative slowdown in retail flows is, however, becoming evident: the second quarter's £1.9 billion of net new funds contrasted with £2.4 billion in the first three months of 2012.

        Eastspring Investments reported operating profits of £34 million, down by 21 per cent from the £43 million recognised in the first half of 2011. This reflects lower average margins on funds under management following a shift in business mix towards bonds and a higher proportion of institutional business, together with increased costs as the business develops the Eastspring Investments platform.

(9)
Before non-recurring items.

        Eastspring Investments reported retail and institutional net inflows of £426 million(10) in the first half of 2012 (2011: £nil). At 30 June 2012, Eastspring Investments had £53.8 billion of funds under management (31 December 2011: £50.3 billion), of which £19.6 billion (31 December 2011: £19.2 billion) were external assets.

Unallocated corporate result

        Unallocated operating loss based on longer-term investment returns for 2011 of £289 million comprised of a charge for other income and expenditure of £255 million, Solvency II implementation cost of £27 million and restructuring costs of £7 million.

        Unallocated operating loss based on longer-term investment returns for half year 2011 of £246 million comprised of a charge for other income and expenditure of £253 million, Solvency II implementation costs of £27 million, restructuring costs of £8 million and a £42 million one-off credit, which was based on the UK Government's decision to change the basis of indexation from RPI to CPI. In accordance with this change, the Group altered its assumptions for future statutory increases to pension payments for its UK defined benefit pension schemes.

Analysis of long-term insurance business pre-tax IFRS operating profit based on longer-term investment returns by driver

        This discussion classifies the Group's pre-tax operating earnings from long-term insurance operations into the underlying drivers of those profits, using the following categories:

(i)
Spread income represents the difference between net investment income (or premium income in the case of the UK annuities new business) and amounts credited to policyholder accounts. It excludes the longer-term investment return on assets in excess of those covering shareholder-backed policyholder liabilities, which has been separately disclosed as expected return on shareholder assets.

(ii)
Fee income represents profits driven by net investment performance, being asset management fees that vary with the size of the underlying policyholder funds net of investment management expenses.

(iii)
With-profits business represents the shareholders' transfer from the with-profits fund in the period.

(iv)
Insurance margin primarily represents profits derived from the insurance risks of mortality, morbidity and persistency.

(v)
Margin on revenues primarily represents amounts deducted from premiums to cover acquisition costs and administration expenses.

(vi)
Acquisition costs and administration expenses represent expenses incurred in the period attributable to shareholders. It excludes items such as restructuring costs and Solvency II costs which are not included in the segment profit for insurance as well as items that are more appropriately included in other source of earnings lines (eg investment expenses are netted off investment income as part of spread income or fee income as appropriate).

(vii)
DAC adjustments comprises DAC amortisation for the period, excluding amounts related to short-term fluctuations, net of costs deferred in respect of new business.

(10)
Excludes Asia Money Market Fund (MMF).

 Analysis of pre-tax IFRS operating profit based on longer-term investment returns by source

	Half year 2012
	Asia	US	UK	Unallocated	Total

	£m	£m	£m	£m	£m
Spread income	55	349	132	—	536
Fee income	66	408	35	—	509
With-profits	18	—	146	—	164
Insurance margin	256	153	11	—	420
Margin on revenues	636	—	68	—	704
Expenses
Acquisition costs	(428)	(480)	(64)	—	(972)
Administration expenses	(250)	(242)	(63)	—	(555)
DAC adjustments(note (i))	33	219	(4)	—	248
Expected return on shareholder assets	20	35	75	—	130

Long-term business operating profit	406	442	336	—	1,184
Asset management operating profit	34	17	199	—	250
GI commission	—	—	17	—	17
Other income and expenditure(note (iii))	—	—	—	(289)	(289)

Total operating profit based on longer-term investment returns	440	459	552	(289)	1,162

	Half year 2011 (note (ii))
	Asia	US	UK	Unallocated	Total

	£m	£m	£m	£m	£m
Spread income	46	365	122	—	533
Fee income	67	327	29	—	423
With-profits	17	—	154	—	171
Insurance margin	225	113	7	—	345
Margin on revenues	560	—	78	—	638
Expenses
Acquisition costs	(349)	(485)	(66)	—	(900)
Administration expenses	(242)	(195)	(60)	—	(497)
DAC adjustments(note (i))	(13)	164	(1)	—	150
Expected return on shareholder assets	11	51	69	—	131

Long-term business operating profit	322	340	332	—	994
Asset management operating profit	43	17	199	—	259
GI commission	—	—	21	—	21
RPI to CPI inflation measure change on defined benefit schemes	—	—	—	42	42
Other income and expenditure(note (iii))	—	—	—	(288)	(288)

Total operating profit based on longer-term investment returns	365	357	552	(246)	1,028

Notes

(i)
DAC adjustments have been adjusted for the retrospective application of the accounting policy improvement described in note B of the IFRS unaudited condensed consolidated interim financial statements.

(ii)
Starting from full year 2011 and following the reduction in 2010 of the Group's interest in the PruHealth and PruProtect businesses from 50 per cent to 25 per cent, the profits of these businesses have been shown as a single line in the insurance margin line consistent with associate accounting principles. Half year 2011 has been amended in light of this change.

(iii)
Including restructuring and Solvency II implementation costs.

 Margin analysis of long-term insurance business

        The following analysis expresses certain of the Group's sources of operating profit based on longer-term investment returns as a margin of policyholder liabilities or other suitable driver. The margin is on an annualised basis in which half year profits are annualised by multiplying by two. Details of the Group's average policyholder liability balances are given in note Y to the unaudited condensed consolidated interim financial statements.

	Total
	Half year 2012			Half year 2011 (note (v))
Long-term business	Profit	Average Liability (note (iv))	Margin (note (iii))	Profit	Average Liability (note (iv))	Margin (note (iii))

	£m	£m	bps	£m	£m	bps
Spread income	536	61,109	175	533	55,687	191
Fee income	509	74,795	136	423	68,435	124
With-profits	164	94,103	35	171	92,701	37
Insurance margin	420			345
Margin on revenues	704			638
Expenses
Acquisition costs(note (i))	(972)	2,030	(48)%	(900)	1,824	(49)%
Administration expenses	(555)	135,904	(82)	(497)	124,122	(80)
DAC adjustments(note (ii))	248			150
Expected return on shareholder assets	130			131

Operating profit based on longer-term investment returns	1,184			994

Notes

(i)
The ratio for acquisition costs is calculated as a percentage of APE including with-profits sales. Acquisition costs include only those relating to shareholders. APE is defined under the section 'EEV Basis and New Business Results'.

(ii)
DAC adjustments have adjusted for the retrospective application of the accounting policy improvement described in note B of the IFRS unaudited condensed consolidated interim financial statements.

(iii)
Margin represents the operating return earned in the period as a proportion of the relevant class of policyholder liabilities excluding unallocated surplus. The margin is on an annualised basis in which half year profits are annualised by multiplying by two.

(iv)
For UK and Asia, opening and closing policyholder liabilities have been used to derive an average balance for the period, as this is seen as a good proxy for average balances throughout the period. The calculation of average liabilities for Jackson is derived from month-end balances throughout the period as opposed to opening and closing balances only, and liabilities held in the general account for variable annuity living and death guaranteed benefits are excluded from the calculation of the average as no spread income is earned on these balances. These changes were introduced in full year 2011 and half year 2011 has been amended for consistency albeit impacts are minimal.

(v)
Starting from full year 2011 and following the reduction in 2010 of the Group's interest in the PruHealth and PruProtect businesses from 50 per cent to 25 per cent, the profits of these businesses have been shown as a single line in the insurance margin line consistent with associate accounting principles. 2011 has been amended in light of this change.

	Asia
	Half year 2012			Half year 2011
Long-term business	Profit	Average Liability	Margin	Profit	Average Liability	Margin

	£m	£m	bps	£m	£m	bps
Spread income	55	6,542	168	46	5,241	176
Fee income	66	12,304	107	67	12,973	103
With-profits	18	12,969	28	17	11,214	30
Insurance margin	256			225
Margin on revenues	636			560
Expenses
Acquisition costs(note (i))	(428)	899	(48)%	(349)	743	(47)%
Administration expenses	(250)	18,846	(265)	(242)	18,214	(266)
DAC adjustments(note (ii))	33			(13)
Expected return on shareholder assets	20			11

Operating profit based on longer-term investment returns	406			322

Notes

(i)
The ratio for acquisition costs is calculated as a percentage of APE including with-profits sales. Acquisition costs include only those relating to shareholders. APE is defined under the section 'EEV Basis and New Business Results'.

(ii)
DAC adjustments have been adjusted for the retrospective application of the accounting policy improvement described in note B of the IFRS financial statements.

Analysis of Asia operating profit drivers

  •
  Spread income has increased by £9 million from £46 million in half year 2011 to £55 million in half year 2012, an increase of 19 per cent that predominantly reflects the growth of the Asian non-linked policyholder liabilities.

  •
  Fee income has marginally reduced from £67 million in half year 2011 to £66 million in half year 2012, broadly in line with the decrease in movement in average unit-linked liabilities, following the significant market falls in the second half of 2011.

  •
  Insurance margin has increased by £31 million from £225 million in half year 2011 to £256 million in half year 2012 predominantly reflecting the continued growth of the in-force book, which contains a relatively high proportion of risk-based products. Insurance margin includes non-recurring items of £30 million (half year 2011: £25 million), reflecting assumption changes and other items that are not expected to reoccur in the future.

  •
  Margin on revenues has increased by £76 million from £560 million in half year 2011 to £636 million in half year 2012 reflecting the on-going growth in the size of the portfolio with increased premium recognised in the period. During the period the new business mix has moved towards those countries that levy higher premium charges. One-off items of negative £13 million are included in margin on revenues in half year 2012.

  •
  Acquisition costs have increased by 23 per cent from £349 million in half year 2011 to £428 million in half year 2012, compared to the 21 per cent increase in sales, resulting in a marginal increase in the acquisition cost ratio. The analysis above use shareholder acquisition costs as a proportion of total APE. If with-profits sales were excluded from the denominator the acquisition cost ratio would become 63 per cent (half year 2011: 60 per cent and full year 2011: 59 per cent), the small increase being the result of product mix changes, predominately in Hong Kong.

  •
  Administration expenses have increased marginally from £242 million to £250 million in half year 2012 as the business continues to expand. The administration expense ratio has reduced from 266 bps in half year 2011 to 265 bps in half year 2012.

  •
  Expected return on shareholder assets has increased to £20 million primarily due to higher shareholders assets and lower investment expenses in the period.

	US
	Half year 2012			Half year 2011
Long-term business	Profit	Average Liability (note (iii))	Margin	Profit	Average Liability (note (iii))	Margin

	£m	£m	bps	£m	£m	bps
Spread income	349	29,265	238	365	27,883	262
Fee income	408	41,222	198	327	33,475	195
With-profits	—			—
Insurance margin	153			113
Margin on revenues	—			—
Expenses
Acquisition costs(note (i))	(480)	719	(67)%	(485)	672	(72)%
Administration expenses	(242)	70,487	(69)	(195)	61,358	(64)
DAC adjustments(note (ii))	219			164
Expected return on shareholder assets	35			51

Operating profit based on longer-term investment returns	442			340

Notes

(i)
The ratio for acquisition costs is calculated as a percentage of APE. APE is defined under the section 'EEV Basis and New Business Results'.

(ii)
DAC adjustments have been adjusted for the retrospective application of the accounting policy improvement described in note B of the IFRS financial statements.

(iii)
The calculation of average liabilities for Jackson is derived from month-end balances throughout the period as opposed to opening and closing balances only, and liabilities held in the general account for variable annuity living and death guaranteed benefits are excluded from the calculation of the average as no spread income is earned on these balances. These changes were introduced in full year 2011 and half year 2011 has been amended for consistency albeit impacts are minimal.

Analysis of US operating profit drivers:

  •
  Spread income benefited from £75 million in half year 2012 from the effect of transactions entered into during 2011 and 2010 to more closely match the overall asset and liability duration (half year 2011: £53 million and full year 2011: £113 million). Excluding this effect, the spread margin would have been 187 bps (half year 2011: 224 bps and full year 2011: 218 bps). The reported spread margin decreased as a result of downward pressure on yields caused by the low interest rate environment, the effect of which was only partly mitigated by reductions in crediting rates.

  •
  Fee income has increased by 25 per cent to £408 million in half year 2012, compared to £327 million in half year 2011 as a result of the growth in separate account balances, primarily due to positive net flows from variable annuity business. Fee income margin has increased to 198 bps (half year 2011: 195 bps and full year 2011: 197 bps) reflecting the benefit of pricing action and changes to business mix.

  •
  Insurance margin represents operating profits from insurance risks, including variable annuity guarantees and other sundry items. Positive net flows into variable annuity business with life contingent and other guarantee fees, coupled with the benefit in the period of repricing actions, have primarily resulted in an improvement in the margin from £113 million in half year 2011 to £153 million in half year 2012.

  •
  Acquisition costs, which are commissions and general expenses incurred to acquire new business, remained flat during the first half of 2012 compared to the first half of 2011. However, acquisition costs as a percentage of APE have decreased to 67 per cent for the first half of 2012, compared to 72 per cent for the first half of 2011, due to the continued increase in producers selecting asset based commission which is treated as an administrative expense in this analysis, rather than front end commissions.

  •
  Administration expenses increased to £242 million in half year 2012 compared to £195 million in half year 2011, primarily as a result of higher asset based commission paid on the larger 2012 separate account balance. Asset based commissions are paid upon policy anniversary dates and are treated as an administration expense in this analysis as opposed to a cost of acquisition and are offset by higher fee income. The administration cost was higher at 69 bps (half year 2011: 64 bps and full year 2011: 66 bps). Excluding these trail commission amounts, the resulting administration expense ratio would be 47 bps (half year 2011: 45 bps and full year 2011: 46 bps).

  •
  DAC adjustments increased to £219 million in the first half of 2012 compared to £164 million in the first half of 2011. 2011 was lowered by £66 million of accelerated DAC amortisation as a result of the reversal of the benefit received in 2008 from the mean reversion formula. Market movements in the period led to a deceleration of DAC amortisation of £25 million which was offset by higher amortisation as a result of higher gross profits in the first half of 2012. Following the adoption of the altered US GAAP principles for deferred acquisition costs, as described in note B of the IFRS unaudited condensed consolidated interim financial statements, acquisition costs are no longer fully deferrable resulting in new business strain of £82 million (half year 2011: £80 million and full year 2011: £156 million).

	UK
	Half year 2012			Half year 2011 (note (ii))
Long-term business	Profit	Average Liability	Margin	Profit	Average Liability	Margin

	£m	£m	bps	£m	£m	bps
Spread income	132	25,302	104	122	22,563	108
Fee income	35	21,269	33	29	21,987	26
With-profits	146	81,134	36	154	81,487	38
Insurance margin	11			7
Margin on revenues	68			78
Expenses
Acquisition costs(note (i))	(64)	412	(16)%	(66)	409	(16)%
Administration expenses	(63)	46,571	(27)	(60)	44,550	(27)
DAC adjustments	(4)			(1)
Expected return on shareholders' assets	75			69

Operating profit based on longer-term investment returns	336			332

Notes

(i)
The ratio for acquisition costs is calculated as a percentage of APE including with-profits sales. Acquisition costs include only those relating to shareholders. APE is defined under the section 'EEV Basis and New Business Results'.

(ii)
Starting from full year 2011 and following the reduction in 2010 of the Group's interest in the PruHealth and PruProtect businesses from 50 per cent to 25 per cent, the profits of these businesses have been shown as a single line in the insurance margin line consistent with associate accounting principles. Half year 2011 has been amended in light of this change.

Analysis of UK operating profit drivers:

  •
  Spread income has increased from £122 million in half year 2011 to £132 million in half year 2012 principally due to increased new business profits from higher annuity sales. The margin has fallen slightly from 108 bps to 104 bps. Both periods benefited from similar levels of bulk annuity sales.

  •
  Fee income margin increased from 26 bps in half year 2011 to 33 bps in half year 2012, with half year 2011 being reduced by 4 bps or £4m due to an adjustment relating to 2011 and prior years, to reflect compensation paid to policyholders for historic pricing issues.

  •
  Margin on revenues represents premiums charges for expenses and other sundry net income received by the UK. Half year 2012 income was £68 million, lower than the £78 million recorded in half year 2011.

  •
  Acquisition costs as a percentage of new business sales are in line with half year 2011 at 16 per cent.

    The ratio above expresses the percentage of shareholder acquisition costs as a percentage of total APE sales. It is therefore impacted by the level of with-profit sales in the year. Acquisition costs as a percentage of shareholder—backed new business sales were 33 per cent in half year 2012 (half year 2011: 31 per cent and full year 2011: 33 per cent).

  •
  Administration expenses have increased by £3 million to £63 million primarily as a result of increased project expenditure. The administration expense ratio of 27 bps for 2012 is consistent with that recorded in the prior half year.

  •
  Expected return on shareholder has increased from £69 million in half year 2011 to £75 million in half year 2012 principally due to higher IFRS shareholder funds.

 Asia operations—analysis of operating profit based on longer-term investment returns by territory

        Operating profit based on longer-term investment returns for Asia operations are analysed as follows:

	Half year 2012	Half year 2011*

	£m	£m
Underlying operating profit
China	8	—
Hong Kong	47	31
India	28	24
Indonesia	123	95
Japan	—	—
Korea	8	9
Malaysia	60	57
Philippines	2	1
Singapore	93	72
Taiwan (bancassurance business)	1	(9)
Thailand	2	2
Vietnam	18	16
Other	2	1
Non-recurrent items(note (ii))	17	25

Total insurance operations(note (i))	409	324

Development expenses	(3)	(2)

Total long-term business operating profit based on longer-term investment returns	406	322
Eastspring Investments	34	43

Total Asia operations	440	365

*
The 2011 comparative results have been adjusted from those previously published for the retrospective application of the improvement in accounting policy described in note B to the unaudited condensed consolidated interim financial statements.

Notes

(i)
Analysis of operating profit based on longer-term investment returns between new and in-force business
The result for insurance operations comprises amounts in respect of new business and business in force as follows:

	Half year 2012	Half year 2011*

	£m	£m
New business strain	(40)	(41)
Business in force	449	365

Total	409	324

  The strain reflects the aggregate of the pre-tax regulatory basis strain to net worth after IFRS adjustments for deferral of acquisition costs and deferred income where appropriate.

(ii)
Non-recurrent items of £17 million in half year 2012 (half year 2011: £25 million), represents a small number of items that are not anticipated to re-occur in subsequent periods.

 Analysis of asset management operating profit based on longer-term investment returns

	Half year 2012
	M&G (notes (i)(ii))	Eastspring Investments (note (ii))	PruCap	US	Total

	£m	£m	£m	£m	£m
Operating income before performance-related fees	354	96	59	142	651
Performance-related fees	1	1	—	—	2

Operating income*	355	97	59	142	653
Operating expense	(186)	(63)	(35)	(125)	(409)
Share of associate's results	6	—	—	—	6

Operating profit based on longer-term investment returns	175	34	24	17	250

Average funds under management (FUM), including 47% proportional share of PPM South Africa**	£200.6 bn
Average funds under management (FUM), excluding PPM South Africa**	£196.8 bn	£52.1bn
Margin based on operating income**	36 bps	37 bps
Cost/income ratio†	53%	66%

	Half year 2011
	M&G (notes (i)(ii))	Eastspring Investments (note (ii))	PruCap	US	Total

	£m	£m	£m	£m	£m
Operating income before performance-related fees	330	98	55	125	608
Performance-related fees	12	3	—	—	15

Operating income*	342	101	55	125	623
Operating expense	(183)	(58)	(28)	(108)	(377)
Share of associate's results	13	—	—	—	13

Operating profit based on longer-term investment returns	172	43	27	17	259

Average funds under management (FUM), including 100% share of PPM South Africa**	£200.5 bn
Average funds under management (FUM), excluding PPM South Africa**	£191.4 bn	£52.2 bn
Margin based on operating income**	34 bps	38 bps
Cost/income ratio†	55%	59%

Notes

(i)
Following the divestment in the first half of 2012 of M&G's holding in PPM South Africa from 75 per cent to 47 per cent and its treatment from 2012 as an associate, M&G's operating income and expense no longer includes any element from PPM South Africa. In order to avoid period on period distortion, in the table above the 2011 operating income, margin and cost/income ratio reflect the retrospective application of the basis of presentation for half year 2011 results.

(ii)
M&G and Eastspring Investments can be further analysed as follows:

	M&G
	Operating income before performance related fees
	Retail	Margin of FUM**§	Institu- tional‡	Margin of FUM**	Total	Margin of FUM**

	£m	bps	£m	bps	£m	bps
30 Jun 2012	218	96	136	18	354	36
30 Jun 2011	198	97	132	18	330	34

	Eastspring Investments
	Operating income before performance related fees
	Retail	Margin of FUM**§	Institu- tional‡	Margin of FUM**	Total	Margin of FUM**

	£m	bps	£m	bps	£m	bps
30 Jun 2012	56	65	40	23	96	37
30 Jun 2011	61	60	37	23	98	38

*
Operating income is net of commissions. M&G's operating income excludes any contribution from M&G's associate, PPM South Africa.

**
Margin represents operating income before performance related fees as a proportion of the related funds under management (FUM), excluding PPM South Africa. Half year figures have been annualised by multiplying by two. For half year 2012, the opening balance of M&G's FUM has been adjusted to remove the proportional share of PPM South Africa divested following the change in treatment to associate at the beginning of the period. Opening and closing internal and external funds managed by the respective entity have been used to derive the average. Any funds held by the Group's insurance operations which are managed by third parties outside of the Prudential Group are excluded from these amounts.

†
Cost/income ratio represents cost as a percentage of operating income before performance related fees. In order to avoid period on period distortion, M&G's operating income and expense excludes any contribution from M&G's associate, PPM South Africa.

‡
Institutional includes internal funds.

§
As noted above, the margins on operating income are based on the average of the opening and closing FUM balances. For Eastspring Investments, if a monthly average FUM had been used in calculating the retail margins for half year 2012 and half year 2011, the retail margins would have been 63 bps for half year 2012 and 61 bps for half year 2011.

        M&G's asset management fee margin increased from 34 basis points in the first half of 2011 to 36 basis points in the first half of 2012. This reflects a shift in funds under management mix towards higher margin retail business which at 30 June 2012 represented 23 per cent of total funds under management, excluding PPM South Africa (31 December 2011: 21 per cent; 30 June 2011: 21 per cent). Retail margin fell by 1 basis point to 96 basis points as a result of a change in fund mix towards lower margin bond funds and channel diversification towards platform business. M&G continues to focus on cost control and the efficiencies created as the scale of the business grows. The benefit of this operational leverage is evident in the reduction in the cost/income ratio from 55 per cent in the first half of 2011 to 53 per cent in the first half of 2012.

        At Eastspring Investments, fee margin declined from 38 basis points in the first half of 2011 to 37 basis points in the first half of 2012, with an increase in the funds under management mix towards institutional business including internal clients (68 per cent for 2012 compared to 62 per cent for 2011). The equity markets correction experienced in Asia and globally in the second half of 2011 has contributed to this asset mix shift. Institutional margins have remained stable across the periods. Lower operating income coupled with higher costs in 2012 as the business continues to invest in future growth opportunities have contributed to a higher cost/income ratio of 66 per cent in the first half of 2012 compared to 59 per cent in the first half of 2011.

Charge for short-term fluctuations in investment returns

        In calculating the operating profit based on longer-term investment returns, longer-term investment return assumptions are used rather than actual investment returns arising in the period. The difference between the actual investment returns recorded in the income statement and longer-term returns is shown in the analysis of profits as short-term fluctuations in investment returns.

        Short-term fluctuations in investment returns for our insurance operations comprise positive £42 million for Asia, negative £125 million for US operations and positive £5 million in the UK.

        The positive short-term fluctuations of £42 million for our Asia operations include unrealised gains on the fixed interest and equity investments in Vietnam and Taiwan, including on the Group's investment in China Life insurance Company of Taiwan, offset by the impact of falling interest rates in Hong Kong.

        Negative fluctuations of £125 million in our US operations mainly represent the net unrealised value movement on derivatives held to manage the Group's interest rate and equity exposures.

        The positive short-term fluctuations of £5 million for our UK operations largely reflect the net effect of lower interest rates on shareholder-backed business.

        Short-term fluctuations for other operations were positive £46 million representing net unrealised gains in the period on centrally held derivatives to manage foreign exchange and certain macroeconomic exposures of the Group and appreciation on Prudential Capital's bond portfolio.

 Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes

        The shareholders' share of actuarial and other gains and losses on defined benefit pension schemes of positive £87 million (half year 2011: negative £7 million) mainly reflects the partial recognition of actuarial surplus in the Prudential Staff Pension Scheme following the results of the triennial valuation, further details of which are given in note X to the unaudited condensed consolidated interim financial statements.

Gain on dilution of Group holdings

        On 22 February 2012, M&G completed transactions to (i) exchange bonus share rights for equity holdings with the employees of PPM South Africa and (ii) the sale of a 10 per cent holding in the majority of the business to Thesele Group, a minority shareholder, for cash. Following these transactions M&G's majority holding in the business reduced from 75 per cent to 47 per cent. Under IFRS requirements, the divestment of M&G's holding in PPM South Africa is accounted for as the disposal of the 75 per cent holding and an acquisition of a 47 per cent holding at fair value resulting in a reclassification of PPM South Africa from a subsidiary to an associate. The transactions therefore give rise to a gain on dilution of £42 million, which has been excluded from the Group's IFRS operating profit based on longer-term investment returns.

Effective tax rates

        The effective rate of tax on operating profit based on longer-term investment returns was 25 per cent (2011: 22 per cent). The 2010 effective tax rate was lower than 2009 primarily due to 2010 benefiting from revisions to prior period tax returns in the UK and an increase in the proportion of income in Asia which attracts lower tax. The 2011 effective rate had benefited from utilising carried forward tax losses for which no deferred tax asset had been recognised.

        The effective rate of tax at the total IFRS profit level was 24 per cent (2011: 25 per cent). The movement was principally due to a reduction in the UK rate of taxation to 24 per cent with effect from 1 April 2012 and the benefit of a deduction from taxable income of a proportion of dividends received attributable to the variable annuity business in Jackson, partially offset by an increase in the tax rate in Asia that principally resulted from fiscal developments in Indonesia.

Earnings per share (EPS)

	Half year 2012	Half year 2011*

	(Pence)	(Pence)
Basic EPS based on operating profit after tax and non-controlling interests	34.5	31.4

Basic EPS based on total profit after tax and non-controlling interests	37.5	32.7

*
The 2011 comparative results have been adjusted from those previously published for the retrospective application of the improvement in accounting policy described in note B to the unaudited condensed consolidated interim financial statements.

Explanation of Movements in Profits Before Shareholder Tax
by Nature of Revenue and Charges

        The following table shows Prudential's consolidated total revenue and consolidated total charges for the following periods.

	Half year 2012	Half year 2011*

	£m	£m
Earned premiums, net of reinsurance	14,111	12,930
Investment return	8,762	7,750
Other income	1,008	923

Total revenue, net of reinsurance	23,881	21,603

Benefits and claims and movement in unallocated surplus of with-profits funds	(19,850)	(17,590)
Acquisition costs and other expenditure	(2,592)	(2,665)
Finance costs: interest on core structural borrowings of shareholder-financed operations	(140)	(140)

Total charges, net of reinsurance	(22,582)	(20,395)

Profit before tax (being tax attributable to shareholders' and policyholders' returns)**	1,299	1,208
Tax charge attributable to policyholders' returns	(40)	(94)

Profit before tax attributable to shareholders	1,259	1,114
Tax charge attributable to shareholders' returns	(307)	(283)

Profit for the period	952	831

*
The 2011 comparative results have been adjusted from those previously published for the retrospective application of the improvement in accounting policy described in note B to Prudential's unaudited condensed consolidated interim financial statements.

**
This measure is the formal profit (loss) before tax measure under IFRS but it is not the result attributable to shareholders. This is principally because taxes borne by UK with-profits and unit-linked policies through adjustments to benefit are paid on the policyholders' behalf by the Company. These amounts are required to be included in the tax charge of the Company under IAS 12. Consequently, the profit before all taxes measure (which is determined after deducting the cost of policyholder benefits and movements in the liability for unallocated surplus of the PAC with-profits fund after adjusting for taxes borne by policyholders) is not representative of pre-tax profits attributable to shareholders. See 'Presentation of results before tax' under the 'IFRS Critical Accounting Policies' section above for further explanation.

Earned premiums

	Half year 2012	Half year 2011

	£m	£m
Asian operations	3,789	3,487
US operations	7,062	6,674
UK operations	3,260	2,769

Total	14,111	12,930

        Earned premiums, net of reinsurance, for insurance operations totalled £14,111 million in half year 2012 compared to £12,930 million in half year 2011. The increase of £1,181 million for half year 2012 was driven by an increase of £388 million in the US operations, an increase of £302 million in the Asian and an increase of £491 million in the UK operations.

(a)   Asia

        Earned premiums in Asia, net of reinsurance in half year 2012 were £3,789 million, an increase of 9 per cent compared to £3,487 million in half year 2011. The premiums reflect the aggregate of single and recurrent premiums of new business sold in the period and premiums on annual business sold in previous periods. The growth in earned premiums reflects increases for both factors.

        The macroeconomic outlook for Asia remains positive although the IMF have recently lowered their GDP growth forecasts as the impacts of the debt crisis continue to affect the Asian economies. The Chinese economy is particularly significant in the region and expectations are that policy makers will engineer a soft landing. Asia's middle class continues to grow with predictions that Asia-Pacific, excluding Japan, will have the world's second largest pool of wealth behind North America by 2016(11). Rising incomes and increasing risk awareness will continue to be positive drivers for Asia's life insurance sector.

        Prudential's strategy in Asia remains consistent and is focused on continuing to build quality agency and bank distribution with a product portfolio that emphasises regular premium savings and protection to meet a range of customer needs.

(b)   United States

        Earned premiums, net of reinsurance increased by 6 per cent from £6,674 million in half year 2011 to £7,062 million in half year 2012, driven principally by the slight increase in sales of new single premium variable annuity business, including the sale of our Elite Access product launched in March 2012, and by modest institutional sales. Elite Access is a new variable annuity product which has no guaranteed benefits and provides tax efficient access to alternative investments.

        Jackson's strategy is focused on balancing value, sales, capital efficiency, balance sheet strength and strict pricing discipline for both variable and fixed annuities. Thanks to our financial stability and innovative products, we continue to enhance our reputation as a high-quality and reliable business partner, with more advisers recognising the benefits of working with Jackson. A significant part of Jackson's sales comes through distributors who either did not previously sell Jackson's products or simply did not sell variable annuities (VA).

        In the second half of 2011 and the first half of 2012, Jackson implemented various product initiatives to optimise the balance between growth, capital and profitability. In line with this philosophy further initiatives will be undertaken as necessary to further optimise this balance.

(c)   United Kingdom

        Earned premiums, net of reinsurance for UK operations increased from £2,769 million in half year 2011 to £3,260 million in half year 2012, primarily reflecting a bulk annuity buy-in insurance agreement signed in half year 2012 and an increase in sales of individual annuities and with-profits bonds, which was offset by a reduction in sales of corporate pensions business, after exceptionally high volumes in the first half of 2011.

        Prudential competes selectively in the UK's retirement savings and income market, with a focus on writing profitable new business combined with sustainable cash generation and capital preservation, rather than pursuing top-line sales growth.

(11)
Source: Boston Consulting Group Global Wealth 2012

Investment return

	Half year 2012	Half year 2011

	£m	£m
Asian operations	1,052	790
US operations	2,654	2,274
UK operations	5,056	4,665
Unallocated Corporate	—	21

Total	8,762	7,750

        Investment return, except in respect of Jackson's debt securities, principally comprises interest income, dividends, investment appreciation/depreciation (realised and unrealised gains) and losses on investments designated as fair value through profit and loss and realised gains and losses, including impairment losses, on securities designated as available-for-sale. Movements in unrealised appreciation/depreciation of Jackson's debt securities designated as available-for-sale are not reflected in investment return but are recorded in other comprehensive income.

Allocation of investment return between policyholders and shareholders

        Investment return is attributable to policyholders and shareholders. A key feature of the accounting policies under IFRS is that the investment return included in the income statement relates to all investment assets of the Group, irrespective of whether the return is attributable to shareholders, to policyholders or to the unallocated surplus of with-profits funds, the latter two of which have no net impact on shareholders' profit. The table below provides a breakdown of the investment return for each regional operation attributable to each type of business.

	Half year 2012	Half year 2011

	£m	£m
Asia operations
Policyholders' returns
Assets backing unit-linked liabilities	296	208
With-profits business	423	404

	719	612
Shareholders' returns	333	178

Total	1,052	790

US operations
Policyholders' returns
Assets held to back (separate account) unit-linked liabilities	2,095	1,530

Shareholders' returns
Realised gains and losses (including impairment losses on available-for-sale bonds)	(331)	81
Value movements on derivative hedging programme for general account business	252	93
Interest/dividend income and value movements on other financial instruments for which fair value movements are booked in the income statement	638	570

	559	744

Total	2,654	2,274

UK operations
Policyholders' returns
Scottish Amicable Insurance Fund (SAIF)	289	303
Assets held to back unit-linked liabilities	534	657
With-profits fund (excluding SAIF)	3,000	2,808

	3,823	3,768

Shareholders' returns
Prudential Retirement Income Limited (PRIL)	772	555
Other business	461	342

	1,233	897

Total	5,056	4,665

Unallocated corporate
Shareholders' returns	—	21

Group Total
Policyholders' returns	6,637	5,910
Shareholders' returns	2,125	1,840

Total	8,762	7,750

Policyholders' Returns

        The returns as shown in the table above are delineated between those returns allocated to policyholders and those allocated to shareholders. In making this distinction, returns allocated to policyholders are those from investments in which shareholders have no direct economic interest, namely:

  •
  Unit-linked business in the UK, Asia and SAIF in the UK, for which the investment return is wholly attributable to policyholders;

  •
  Separate account business of US operations, the investment return of which is also wholly attributable to policyholders; and

  •
  With-profits business (excluding SAIF) in the UK and Asia (in which the shareholders' economic interest, and the basis of recognising IFRS basis profits, is restricted to a share of the actuarially determined surplus for distribution (in the UK 10 per cent)). Except for this surplus the investment return of the with-profit funds is attributable to policyholders (through the asset-share liabilities) or the unallocated surplus, which is accounted for as a liability under IFRS 4.

        The investment return related to the types of business above does not impact shareholders' profits directly. However there is an indirect impact, for example, investment-related fees or the effect of investment return on the shareholders' share of the cost of bonuses of with-profits funds.

        Investment returns for unit-linked and similar products have reciprocal impact on benefits and claims, with a decrease in market returns on the attached pool of assets affecting policyholder benefits on these products. Similarly for with-profits funds there is a close correlation between increases or decreases in investment returns and the level of combined charge for policyholder benefits and movement on unallocated surplus that arises from such returns.

Shareholders' returns

        For shareholder-backed non-participating business of the UK (comprising PRIL and other non-linked non-participating business) and of the Asia operations, the investment return is not directly attributable to policyholders and therefore does impact shareholders' profit directly. However, it should be noted that for UK shareholder-backed annuity business, principally PRIL, where the durations of asset and liability cash flows are closely matched, the discount rate applied to measure liabilities to policyholders (under 'grandfathered' UK GAAP and under IFRS 4) reflects movements in asset yields (after allowances for the future defaults) of the backing portfolios. Therefore, the net impact on the shareholders' profits of the investment return of the assets backing liabilities of the UK shareholder-backed annuity business is after taking into account the consequential effect on the movement in policyholder liabilities.

        Changes in shareholders' investment returns for US operations reflect primarily movements in the investment income, movements in the value of the derivative instruments held to manage the general account assets and liability portfolio, and realised gains and losses. However, separately, reflecting Jackson's types of business, an allocation is made to policyholders through the application of crediting rates.

        The majority of the investments held to back the US general account business are debt securities for which the available-for-sale designation is applied for IFRS basis reporting. Under this designation the return included in the income statement reflects the aggregate of investment income and realised gains and losses (including impairment losses). However, movements in unrealised appreciation or depreciation are recognised in other comprehensive income. The return on these assets is attributable to shareholders.

Reasons for period-on-period changes in investment returns

        With two exceptions, all Prudential investments are carried at fair value in the statement of financial position with fair value movements, which are volatile from period to period, recorded in the income statement. The exceptions are for:

  (i)
  debt securities in the general account of US operations, the return on which is attributable to shareholders and which are accounted for on an IAS 39 available-for-sale basis. In this respect realised gains and losses (including impairment losses) are recorded in the income statement, while movements in unrealised appreciation (depreciation) are booked as other comprehensive income. As a result, the changes in unrealised fair value of these debt securities are not reflected in Prudential's investment return in the income statement. The unrealised gains and losses in the income statement of US operations primarily arise on the assets of the US separate account business; and

  (ii)
  loans and receivables, which are carried at amortised cost.

        Subject to the effect of these two exceptions, the period-on-period changes in investment return primarily reflect the generality of overall market movements for equities, debt securities and, in the UK, for investment property. In addition, for Asian and US separate account business, foreign exchange rates affect the sterling value of the translated income. Consistent with the treatment applied for other items of income and expenditure, investment returns for overseas operations are translated at average exchange rates.

(a)   Asia

        The table below provides an analysis of investment return attributable to Asian operations for the periods presented:

	Half year 2012	Half year 2011

	£m	£m
Interest/dividend income (including foreign exchange gains and losses)	339	238
Investment appreciation*	713	552

Total	1,052	790

*
Investment appreciation comprises realised and unrealised gains and losses on the investments.

        In Prudential's Asia operations, equities and debt securities accounted for 36 per cent and 56 per cent, respectively of the total investment portfolio at 30 June 2012. The remaining 8 per cent of the total investment portfolio was primarily loans and deposits with credit institutions. At 30 June 2011, the total proportion of the investment portfolio invested in equities and debt securities was 44 per cent and 48 per cent respectively, with the remaining 8 per cent similarly invested in loans and deposits with credit institutions. In Asia, investment return increased from £790 million in half year 2011 to £1,052 million in half year 2012. This increase was due to an increase of £161 million in investment appreciation and an increase of £101 million in interest and dividend income (including foreign exchange gains and losses). The increase of £161 million in investment appreciation was driven primarily by movements in the Asian debt and equity markets in half year 2012.

(b)   United States

        The table below provides an analysis of investment return attributable to US operations for the periods presented:

	Half year 2012	Half year 2011

	£m	£m
Realised gains and losses (including impairment losses on available-for-sale bonds)	(331)	81
Investment return of investments backing US separate account liabilities	2,095	1,530
Other investment return	890	663

Total	2,654	2,274

        In the US, investment return increased from a £2,274 million in half year 2011 to a £2,654 million in half year 2012. This £380 million favourable change resulted despite a £412 million decrease in realised gains and losses, which was more than offset by an increase of £565 million from £1,530 million in half year 2011 to £2,095 million in half year 2012 in the investment return on investments backing variable separate account liabilities and to a lesser extent an increase of £227 million in other investment return. Realised losses of £331 million in half year 2012 were principally due to freestanding derivatives held to manage exposure to equity risk as explained further in note F (iii) to the unaudited condensed consolidated interim financial statements. The primary driver for the increase in investment return on investments backing variable annuity separate account liabilities as compared to the same period in 2011 was favourable movements in the US equity markets in half year 2012 on a larger separate account asset balance. The increase of £227 million in other investment return was mainly accounted for by the movements in the fair value of derivatives held to manage the general account business and of the equity related derivatives.

(c)   United Kingdom

        The table below provides an analysis of investment return attributable to UK operations for the periods presented:

	Half year 2012	Half year 2011

	£m	£m
Interest/dividend income	3,210	3,223
Foreign exchange gains and losses*	(38)	32
Investment appreciation**	1,884	1,410

Total	5,056	4,665

*
Foreign exchange gains and losses on retranslation of non-sterling based assets, including foreign currency forwards, principally of the UK with-profits fund.

**
Investment appreciation comprises realised and unrealised gains and losses on investments.

        In Prudential's UK operations, equities, debt securities and investment properties accounted for 23 per cent, 56 per cent and 7 per cent, respectively of the total investment portfolio at 30 June 2012. The remaining 14 per cent of the total investment portfolio at 30 June 2012 was comprised of loans, deposits with credit institutions, investment in partnerships in investment pools and derivative assets. Within debt securities of £81,767 million at 30 June 2012, 71 per cent was held in corporate debt securities. At 30 June 2011 the total proportion of the investment portfolio held in equities, debt securities and investment properties was of a similar magnitude to that as at 30 June 2012. In the UK, the investment return increased by £391 million, from £4,665 million in half year 2011 to £5,056 million in half year 2012. This increase was primarily driven by an increase of £537 million in investment appreciation, partly offset by adverse movements in foreign exchange gains and losses of £133 million, from a positive of £32 million in half year 2011 to a negative £101 million in half year 2012. The foreign exchange movement in half year 2012 related mainly to losses on retranslation of non-sterling based assets which were only partially offset by gains on foreign currency forwards of the UK with-profits fund as the pound sterling appreciated above its levels in 2011. Interest and dividend income, which also offset the increase, had an adverse movement of £13 million from £3,223 million in half year 2011 to £3,210 million in half year 2012.

(d)   Unallocated corporate

        The investment return for unallocated corporate decreased from positive £21 million in half year 2011 to £nil in half year 2012.

Benefits and claims and movement in unallocated surplus of with-profits funds, net of reinsurance

	Half year 2012	Half year 2011

	£m	£m
Asian operations	(3,559)	(3,235)
US operations	(8,909)	(8,112)
UK operations	(7,382)	(6,243)

Total	(19,850)	(17,590)

        Benefits and claims represent payments, including final bonuses, to policyholders in respect of maturities, surrenders and deaths plus the change in technical provisions (which primarily represents the movement in amounts owed to policyholders). Benefits and claims are amounts attributable to policyholders. The movement in unallocated surplus of with-profits funds represents the transfer to (from) the unallocated surplus each year through a charge (credit) to the income statement of the annual excess (shortfall) of income over expenditure of the with-profits funds, after declaration and attribution of the cost of bonuses to policyholders and shareholders.

        The charge for benefits and claims and movements in unallocated surplus, net of reinsurance of £19,850 million for half year 2012 (half year 2011: £17,590 million) shown in the table above includes the effect of accounting for investment contracts without discretionary participation features (as defined by IFRS 4) in accordance with IAS 39 to reflect the deposit nature of the arrangement.

        Additionally, the movement in policyholder liabilities and unallocated surplus of with-profits funds represents the amount recognised in the income statement and therefore excludes the effect of foreign exchange translation differences on the policyholder liabilities of foreign subsidiaries and the movement in liabilities arising on acquisitions and disposals of subsidiaries in the year.

        The underlying reasons for the period to period changes in benefits and claims and movement in unallocated surplus in each of Prudential's regional operations are changes in the incidence of claims incurred, increases or decreases in policyholders' liabilities, and movements in unallocated surplus of with-profits funds.

        The charge for total benefits and claims and movement in unallocated surplus net of reinsurance of with-profits funds increased to a charge of £19,850 million in half year 2012 compared to a charge of £17,590 million in half year 2011. The amounts of the period to period change attributable to each of the underlying reasons as stated above are shown below:

	Half year 2012	Half year 2011

	£m	£m
Claims incurred	(9,143)	(8,945)
Increase in policyholder liabilities	(10,119)	(8,005)
Movement in unallocated surplus of with-profits funds	(588)	(640)

Benefits and claims and movement in unallocated surplus, net of reinsurance	(19,850)	(17,590)

        The principal driver for variations in amounts allocated to policyholders is changes to investment return reflected in the balance sheet measurement of liabilities for Prudential's with-profits, SAIF and unit-linked policies (including the US separate account business). In addition, for those liabilities under IFRS, in particular liabilities relating to the UK annuity business (principally PRIL), where the measurement reflects the yields on assets backing the liabilities, the period to period changes in investment yields also contribute significantly to variations in the measurement of policyholder liabilities. The principal driver for variations in the change in unallocated surplus of with-profits funds is the value movements on the investment assets of the with-profits funds to the extent not reflected in the policyholder liabilities.

        The principal variations in the increases or decreases in policyholder liabilities and movements in unallocated surplus of with-profits funds for each regional operation are discussed further below.

(a)   Asia

        In the first half of 2012, the charge for benefits and claims and movement in unallocated surplus of with-profits funds totalled £3,559 million, representing an increase of £324 million compared to £3,235 million in the first half of 2011. The amounts of the period to period change attributable to each of the underlying reasons are shown below:

	Half year 2012	Half year 2011

	£m	£m
Claims incurred	(1,587)	(1,460)
Increase in policyholder liabilities	(2,109)	(1,827)
Movement in unallocated surplus of with-profits funds	137	52

Benefits and claims and movement in unallocated surplus	(3,559)	(3,235)

        The growth in policyholder liabilities in Asia over the periods partially reflected the increase due to the strong growth of new business in the region. The variations in the increases or decreases in policyholder liabilities in individual periods were however, primarily due to movements in investment returns. This was as a result of asset value movements, which are reflected in the unit value of the unit-linked policies that represent a significant proportion of Asian business. In addition, the policyholder liabilities of the Asian operations' with-profits policies also fluctuated with the investment performance of the funds.

        Accordingly, due to the positive market returns in half year 2012, there was a related increase in the charge for benefits and claims in the period.

(b)   United States

        Except for institutional products and certain term annuities, which are classified as investment products under IAS 39, the products are accounted for as insurance contracts for IFRS reporting purposes. On this basis of reporting deposits into these products are recorded as premiums, withdrawals and surrenders, and are included in benefits and claims, and the resulting net movement is recorded under other reserve movements within benefits and claims. Benefits and claims also include interest credited to policyholders in respect of deposit products less fees charged on these policies.

        In half year 2012, the accounting charge for benefits and claims increased by £797 million to £8,909 million compared to £8,112 million in the same period in the prior year. The amounts of the period to period change attributable to each of the underlying reasons are described below:

	Half year 2012	Half year 2011

	£m	£m
Claims incurred	(2,499)	(2,647)
Increase in policyholder liabilities	(6,410)	(5,465)

Benefits and claims	(8,909)	(8,112)

        The period-on-period movement in claims incurred for US operations as shown in the table above also includes the effect of translating the US results into pound sterling at the average exchange rates for the relevant periods.

        The charges in each period comprise amounts in respect of variable annuity and other business. For variable annuity business, there are two principal factors that contribute to the variations in the charge, in any given period. First, the investment return on the assets backing the variable annuity separate account liabilities changed from £1,530 million in half year 2011 to £2,095 million in half year 2012 as shown in the section 'Investment return-b) United States' above. The second principal effect is the movement of the variable annuity business in force but which did not fluctuate significantly in the two periods presented. This can be illustrated by the net cash flows of the US insurance operations' variable annuity separate account liabilities in note Y to the unaudited condensed consolidated interim financial statements. The net cash flows of the variable annuity separate account liabilities shown in that note for half year 2012 were £3,842 million as compared with £3,893 million for half year 2011.

(c)   United Kingdom

        The overall charge for benefits, claims and the transfer to unallocated surplus increased from £6,243 million charge in half year 2011 to £7,382 million in half year 2012. The amounts of the period to period change attributable to each of the underlying reasons are shown below, together with a further analysis of the change in policyholder liabilities by type of business:

	Half year 2012	Half year 2011

	£m	£m
Claims incurred	(5,057)	(4,838)
Decrease (increase) in policyholder liabilities:
SAIF	404	363
PRIL	(728)	(480)
Unit-linked and other non-participating business	(534)	(511)
With-profits (excluding SAIF)	(742)	(85)

	(1,600)	(713)
Movement in unallocated surplus of with-profits funds	(725)	(692)

Benefits and claims and movement in unallocated surplus	(7,382)	(6,243)

        Claims incurred in the UK operations of £5,057 million in half year 2012 represented an increase from the £4,838 million incurred in half year 2011.

        SAIF is a ring-fenced fund with no new business written. The decrease in policyholder liabilities in SAIF reflects the run off of the underlying liabilities. The variations from period to period are, however, affected by the market valuation movement of the investments held by SAIF, which are wholly attributable to policyholders.

        For PRIL, the increases in policyholder liabilities arise principally from three factors, namely, (i) changes to the discount rate applied to projected future annuity payments, (ii) premium income, and (iii) altered assumptions.

        For unit-linked business, the variations in the increases in the related policyholder liabilities were primarily due to the movement in the market value of the unit-linked assets as reflected in the unit value of the unit-linked policies.

        The part of Prudential where variations in amounts attributed to policyholder liabilities and unallocated surplus are most significant is the UK with-profits business (excluding SAIF).The liabilities for UK with-profits policyholders are determined on an asset-share basis that incorporates the accumulation of investment returns and all other items of income and outgo that are relevant to each policy type. Accordingly, movement in the policyholder liabilities in the income statement will fluctuate with the investment return of the fund. Separately, the excess of assets over liabilities of the fund represents the unallocated surplus. This surplus will also fluctuate on a similar basis to the market value movement on the investment assets of the funds with the movement reflected in the income statement. In addition, other items of income and expenditure affect the level of movement in policyholder liabilities (to the extent reflected in asset shares) and unallocated surplus.

        The correlation between total net income (loss) before benefits and claims and movement in unallocated surplus, on the one hand, and the (charge) credit for benefits and claims and movement in unallocated surplus, on the other, for the UK component of the PAC with-profits fund (excluding SAIF) principally arises due to the following factors:

  (a)
  Investment return is included in full in the income statement and is attributable either to contracts or unallocated surplus.

  (b)
  Investment return, to the extent attributable to contracts, directly affects asset-share liabilities, which are reflected in the income statement through changes in policyholder liabilities.

  (c)
  Investment return, to the extent attributable to unallocated surplus, forms the majority part of the movement in such surplus in the income statement.

        Separately, the cost of current year bonuses which is attributable to policyholders is booked within the movement in policyholder liabilities. One-ninth of the declared cost of policyholders' bonus is attributable to shareholders and represents the shareholders' profit. Both of these amounts, by comparison with the investment return, movement in other constituent elements of the change in policyholder liabilities and the change in unallocated surplus, are relatively stable from period to period.

        The surplus for distribution in future years will reflect the aggregate of policyholder bonuses and the cost of bonuses attributable to shareholders, which is currently set at 10 per cent. The policyholder bonuses comprise the aggregate of regular and final bonuses. When determining policy payouts, including final bonuses, Prudential considers asset shares of specimen policies.

        Prudential does not take into account the surplus assets of the long-term fund, or the investment return, in calculating asset shares. Asset-shares are used in the determination of final bonuses, together with requirements concerning treating customers fairly, the need to smooth claim values and payments from year to year and competitive considerations.

        In the unlikely circumstance that the depletion of excess assets within the long-term fund was such that Prudential's ability to treat its customers fairly was adversely affected, it might become necessary to restrict the annual distribution to shareholders or to contribute shareholders' funds to the long-term funds to provide financial support.

Acquisition costs and other expenditure

	Half year 2012	Half year 2011*

	£m	£m
Asian operations	(978)	(828)
US operations	(825)	(788)
UK operations	(826)	(1,090)
Unallocated corporate and intragroup elimination	37	41

Total	(2,592)	(2,665)

*
The 2011 comparative results have been adjusted from those previously published for the retrospective application of the improvement in accounting policy described in note B to Prudential's unaudited condensed consolidated interim financial statements.

        Total acquisition costs and other expenditure of £2,592 million in half year 2012 were 3 per cent lower than the £2,665 million incurred in half year 2011.

(a)   Asia

        Total acquisition costs and other expenditure for Asia in half year 2012 were £978 million, an increase of £150 million compared to £828 million in half year 2011. This increase was mainly due to an increase of £82 million in acquisition costs, net of change in deferred acquisition costs and an increase of £59 million in other operating expenses.

(b)   United States

        Total acquisition costs and other expenditure for the US of £825 million in half year 2012 represented an increase of £37 million over the amount of £788 million in half year 2011. The period on period movement reflected an increase in operating expenses, broadly offset by a decrease in acquisition costs, net of change in deferred acquisition costs.

(c)   United Kingdom

        Total acquisition costs and other expenditure for the UK decreased by 24 per cent from £1,090 million in half year 2011 to £826 million in half year 2012. The decrease of £264 million primarily reflects the positive impact of the partial recognition of the defined benefit pension scheme actuarial surplus of PSPS in half year 2012 of £167 million of which £116 million was allocated to the PAC with-profits fund and £51 million was allocated to the shareholders' fund. Further detail is provided in note X to the unaudited condensed consolidated interim financial statements.

(d)   Unallocated corporate and intragroup elimination

        Other net expenditure of a credit of £37 million in half year 2012 is broadly consistent with a credit of £41 million in half year 2011. Other net expenditure comprises both the other expenditure of the unallocated corporate and elimination of intragroup income and expenses.

IFRS Shareholders' Funds and Summary Balance Sheet

Movement on shareholders' funds

        The following table sets forth a summary of the movement in Prudential's shareholder funds for half year 2012 and half year 2011:

	IFRS
	Half year 2012	Half year 2011(a)

	£m	£m
Operating profit based on longer-term investment returns	1,162	1,028
Items excluded from operating profit	97	86

Total profit before tax	1,259	1,114
Tax and non-controlling interests	(307)	(285)

Profit for the period	952	829
Exchange movements, net of related tax	(54)	(62)
Unrealised gains and losses on Jackson securities classified as available for sale(b)	196	109
Dividends	(440)	(439)
New share capital subscribed	14	15
Other	60	17

Net increase in shareholders' funds	728	469
Shareholders' funds at beginning of the period	8,564	7,521

Shareholders' funds at end of the period	9,292	7,990

(a)
The Group has adopted altered US GAAP requirements for deferred acquisition costs as an improvement to its accounting policy under IFRS 4 for those operations of the Group which measure insurance assets and liabilities substantially by reference to US GAAP principles. Accordingly, the 2011 comparative results have been adjusted from those previously published for the retrospective application of the improvement as if the new accounting policy had always applied, as described in note B to the unaudited condensed consolidated interim financial statements.

(b)
Net of related changes to deferred acquisition costs and tax.

        Statutory IFRS basis shareholders' funds at 30 June 2012 were £9.3 billion. This compares to £8.6 billion at 31 December 2011 and represents an increase of £0.7 billion, equivalent to 8 per cent.

        The movement primarily reflects the profit for the period after tax and non-controlling interests of £952 million and the increase in the level of net unrealised gains on Jackson's debt securities of £196 million from the position at 31 December 2011, offset by the payment of dividends of £440 million.

 Summary Balance Sheet

	30 Jun 2012	31 Dec 2011*

	£m	£m
Goodwill attributable to shareholders	1,467	1,465
Investments	260,298	250,605
Holding company cash and short-term investments	1,222	1,200
Other	19,638	19,475

Total assets	282,625	272,745

Less: Liabilities
Policyholder liabilities	236,419	227,075
Unallocated surplus of with-profits funds	9,802	9,215

	246,221	236,290
Core structural borrowings of shareholders' financed operations	3,596	3,611
Other liabilities including non-controlling interest	23,516	24,280

Total liabilities and non-controlling interest	273,333	264,181

Share capital and premium	2,014	2,000
IFRS basis shareholders' reserves	7,278	6,564

IFRS basis shareholders' equity	9,292	8,564

*
The Group has adopted altered US GAAP requirements for deferred acquisition costs as an improvement to its accounting policy under IFRS 4 for those operations of the Group which measure insurance assets and liabilities substantially by reference to US GAAP principles. Accordingly, the 2011 comparative results have been adjusted from those previously published for the retrospective application of the improvement as if the new accounting policy had always applied as described in note B to the unaudited condensed consolidated interim financial statements.

 Shareholders' funds summary by business unit and net asset value per share

(i)    Shareholders' funds summary

	30 Jun 2012	30 Jun 2011*

	£m	£m
Asia operations
Insurance operations

Net assets of operation	2,166	1,985
Acquired goodwill	237	239

Total	2,403	2,224
Eastspring Investments

Net assets of operation	202	212
Acquired goodwill	61	61

Total	263	273

Total	2,666	2,497

US operations
Jackson (net of surplus note borrowings)	3,919	3,298
Broker-dealer and asset management operations:

Net assets of operation	108	108
Acquired goodwill	16	16

Total	124	124

Total	4,043	3,422

UK operations
Insurance operations:

Long-term business operation	2,709	2,294
Other	13	48

Total	2,722	2,342
M&G

Net assets of operation	348	310
Acquired goodwill	1,153	1,153

Total	1,501	1,463

Total	4,223	3,805

Other operations
Holding company net borrowings	(1,965)	(2,117)
Shareholders' share of provision for future deficit funding of the Prudential Staff Pension Scheme (net of tax)	38	(8)
Other net assets	287	391

Total	(1,640)	(1,734)

Total of all operations	9,292	7,990

(ii)   Net asset value per share

	30 Jun 2012	30 Jun 2011*

Closing equity shareholders' funds	£9,292m	£7,990m
Net asset value per share attributable to equity shareholders(note(i))	364p	314p

*
The 2011 comparative results have been adjusted from those previously published for the retrospective application of the improvement in accounting policy described in note B to the unaudited condensed consolidated interim financial statements.
Note

(i)
Based on the closing issued share capital as at:
•    30 June 2012 of 2,556 million shares;
•    30 June 2011 of 2,548 million shares.

Policyholder liabilities and unallocated surplus of with-profits funds

	Half year 2012				Half year 2011

Shareholder-backed business	Asia	US	UK	Total	Total

	£m	£m	£m	£m	£m
At 1 January	18,269	69,189	46,048	133,506	122,183
Premiums	1,938	7,303	2,018	11,259	10,782
Surrenders	(949)	(2,083)	(1,307)	(4,339)	(4,142)
Maturities/Deaths	(98)	(451)	(1,170)	(1,719)	(1,626)

Net cash flows	891	4,769	(459)	5,201	5,014
Investment related items and other movements	497	1,906	1,507	3,910	2,832
Foreign exchange translation differences	(233)	(600)	—	(833)	(1,453)

At 30 June	19,424	75,264	47,096	141,784	128,576

With-profits funds
—Policyholder liabilities				94,635	92,856
—Unallocated surplus				9,802	10,872

Total at 30 June				104,437	103,728

Total policyholder liabilities including unallocated surplus at 30 June				246,221	232,304

        Policyholder liabilities relating to shareholder-backed business grew by £8.3 billion from £133.5 billion at 31 December 2011 to £141.8 billion at 30 June 2012.

        The increase reflects positive net flows (premiums (net of charges) less surrenders, maturities and deaths) of £5.2 billion in the first half of 2012 (2011: £5.0 billion), driven by strong inflows in the US (£4.8 billion) and Asia (£0.9 billion). Net flows in Asia have increased by 11 per cent to £891 million in the first half of 2012 (2011: £803 million). Additionally, the rate of surrenders in Asia (expressed as a percentage of opening liabilities) was 5.2 per cent in the first half of 2012 which is broadly in line with the equivalent rate in the first half of 2011.

        Other movements include negative foreign exchange movements of £833 million (half year 2011: negative £1,453 million) together with positive investment related and other items of £3,910 million. Investment related and other items increased from £2,832 million in the first half of 2011 to £3,910 million in the first half of 2012 principally following improvements in the bond and equity markets during the period.

        During the first half of 2012, the unallocated surplus, which represents the excess of assets over policyholder liabilities for the Group's with-profits funds on an IFRS basis, reduced by 10 per cent from £10.9 billion at 30 June 2011 to £9.8 billion at 30 June 2012.

Other results based information

Funds under management

(i)    Summary

	30 Jun 2012	31 Dec 2011

	£bn	£bn
Business area
Asia operations	35.0	32.6
US operations	78.1	71.9
UK operations	147.4	146.3

Internal funds under management	260.5	250.8
External funds(note(i))	102.7	99.8

Total funds under management	363.2	350.6

(ii)   Internal funds under management—analysis by business area

	Asia operations		US operations		UK operations		Total
	30 Jun 2012	31 Dec 2011	30 Jun 2012	31 Dec 2011	30 Jun 2012	31 Dec 2011	30 Jun 2012	31 Dec 2011

	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Investment properties(note(i))	—	—	0.1	0.1	11.0	10.9	11.1	11.0
Equity securities	12.6	12.0	43.9	38.1	34.0	37.3	90.5	87.4
Debt securities	19.4	17.7	27.1	27.0	81.8	79.8	128.3	124.5
Loans	1.2	1.2	4.1	4.1	4.7	4.4	10.0	9.7
Other investments and deposits	1.8	1.7	2.9	2.6	15.9	13.9	20.6	18.2

Total	35.0	32.6	78.1	71.9	147.4	146.3	260.5	250.8

Note

(i)
As included in the investments section at 30 June 2012 except for £0.3 billion (31 December 2011: £0.2 billion) properties which are held-for-sale or occupied by the Group and, accordingly under IFRS, are included in other statement of financial position captions.

Effect of foreign currency rate movements on results

(i)    Rates of exchange

        The income statements of foreign subsidiaries are translated at average exchange rates for the year. Assets and liabilities of foreign subsidiaries are translated at closing exchange rates. Foreign currency borrowings that have been used to provide a hedge against the Group's equity investments in overseas subsidiaries are also translated at closing exchange rates. The impact of these translations is recorded as a component of the movement in shareholders' equity. The following translation rates have been applied:

Local currency: £	Closing 30 Jun 2012	Average 30 Jun 2012	Closing 30 Jun 2011	Average 30 Jun 2011	Closing 31 Dec 2011	Average 31 Dec 2011

Hong Kong	12.17	12.24	12.49	12.58	12.07	12.48
Indonesia	14,731.67	14,460.30	13,767.54	14,133.01	14,091.80	14,049.41
Malaysia	4.98	4.87	4.85	4.90	4.93	4.90
Singapore	1.99	1.99	1.97	2.03	2.02	2.02
India	87.57	82.27	71.77	72.74	82.53	74.80
Vietnam	32,788.45	32,937.67	33,048.21	33,110.56	32,688.16	33,139.22
USA	1.57	1.58	1.61	1.62	1.55	1.60

(ii)   Effect of rate movements on results

IFRS basis results	As published Half year 2012	Memorandum Half year 2011*

	£m	£m
Asia operations:
Long-term operations	409	322
Development expenses	(3)	(2)

Total Asia insurance operations after development costs	406	320
Eastspring Investments	34	44

Total Asia operations	440	364

US operations
Jackson	442	349
Broker-dealer, asset management and Curian operations	17	17

Total US operations	459	366

UK operations
Long-term business	336	332
General insurance commission	17	21

Total UK insurance operations	353	353
M&G	199	199

Total UK operations	552	552

Total segment profit	1,451	1,282

Other income and expenditure	(255)	(253)
RPI to CPI inflation measure change on defined benefit pension schemes	—	42
Solvency II implementation costs	(27)	(27)
Restructuring costs	(7)	(8)

Operating profit from continuing operations based on longer-term investment returns	1,162	1,036

Shareholders' funds	9,292	7,976

*
The 2011 comparative results have been adjusted from those previously published for the retrospective application of the improvement in accounting policy described in note B to the unaudited condensed consolidated interim financial statements.

Note

The
'as published' operating profit for 2012 and 'memorandum' operating profit for 2011 have been calculated by applying average 2012 exchange rates.

The
'as published' shareholders' funds for 2012 and memorandum' shareholders' funds for 2011 have been calculated by applying closing period end 2012 exchange rates.

Liquidity and Capital Resources

        Prudential operates a central treasury function, which has overall responsibility for managing Prudential's capital funding program as well as its central cash and liquidity positions. Prudential arranges the financing of each of its subsidiaries, primarily by raising external finance either at the parent company level (including through finance subsidiaries whose obligations the parent company guarantees) or at the operating company level.

        After making enquiries, the directors of Prudential have a reasonable expectation that the holding company and the Group have adequate resources to continue their operations for the foreseeable future, and therefore consider it appropriate to continue to adopt the going concern basis of accounting in preparing the financial statements.

Group cash flow

        Prudential's consolidated cash flow includes the movement in cash included within both policyholders' and shareholders' funds. Policyholders' funds include the Group's with profits and unit linked funds. Accordingly, Prudential therefore believes that it is more relevant to consider individual components of the movement in holding company cash flow which relate solely to the shareholders.

        Prudential continues to manage cash flows across the Group with a view to achieving a balance between ensuring sufficient net remittances from the businesses to cover the progressive dividend (after corporate costs) and maximising value for shareholders through the retention of the free surplus generated at business unit level, so that it can be reinvested in the profitable opportunities available to the Group. On this basis, the holding company cash flow statement at an operating level should ordinarily balance close to zero before exceptional cash flows, but from time to time additional remittances from business operations will be made to provide the Group with greater financial flexibility at the corporate centre.

        Operating holding company cash flow for the first half of 2012 before the shareholder dividend was £578 million, £29 million higher than the first half of 2011. After deducting the shareholder dividend, the operating holding company cash flow was positive £38 million (half year 2011: positive £110 million).

Cash remittances to the Group from business units

        The holding company received £726 million of net cash remittances from the business units in the first half of 2012, an increase of £36 million from the first half of 2011.

        Asia continues to be cash positive, with its remittances to the Group in the first half of 2012 at £126 million (2011: £105 million). Asia remains on track to meet the £300 million net remittance objective in 2013.

        Cash received from Jackson of £247 million for 2012 is lower than the £320 million remitted in the first half of 2011 as annual remittances return to a more sustainable level. This follows the exceptional release of excess surplus made in the prior year.

        The UK insurance operations remitted £230 million in the first half of 2012 (2011: £265 million). Total shareholder-backed business net remittances in the first half of 2012 were £14 million (2011: £42 million). Cash from the annual with-profits transfer to shareholders reduced from £223 million to £216 million in 2012. The UK remains on track to deliver £350 million of cash to the Group in 2013.

        M&G and PruCap collectively remitted £123 million in the first half of 2012, as the asset management businesses returned to the normal practice of remitting funds in both halves of the year.

        In the course of 2009 and 2010, the Group raised certain financing contingent on future profits of the UK and Hong Kong life insurance operations which increased the cash remitted by business units by £245 million in aggregate. This was done in order to increase the financial flexibility of the Group during the investment market crisis. Since then principal and interest repayments have reduced the cash available to be remitted to the Group by these businesses. At the beginning of 2012 there was a remaining balance of £145 million to be paid. Based on current plans, payment of this amount will reduce the 2012 remittances from these businesses.

Net central outflows and other movements

        Net central outflows increased to £148 million in the first half of 2012 (2011: £141 million). Lower Solvency II spend in the first half of 2012 was offset by lower tax receipts in the same period.

        After central costs, there was a net cash inflow before dividend of £578 million in the first half of 2012 compared to £549 million in the first half of 2011. The dividend paid was £440 million in the first half of 2012 compared to £439 million in the same period in 2011.

        Outside of the normal recurring central cash flow items and in light of the heightened risks surrounding the Eurozone, we incurred £48 million for short dated hedges to provide downside protection against severe equity market falls. We also incurred £68 million of other cash payments in the first half of 2012, representing payments to the UK tax authorities following the settlement reached in 2010 on historic tax issues. A final instalment of a similar amount will be paid in 2013.

        The overall holding company cash and short-term investment balances at 30 June 2012 was broadly level with the balance held at the end of 2011 at £1.2 billion. The company seeks to maintain a central cash balance in excess of £1 billion.

Liquidity requirements

Dividend payments

        The total cost of dividends settled by Prudential was £440 million in the first half of 2012, for the 2011 final dividend compared to £439 million in the first half of 2011.

        The 2012 interim dividend was 8.4 pence per ordinary share, representing an increase of 5.7 per cent over on the interim dividend of 2011 of 7.95 pence per share. The 2012 interim dividend will be paid in September 2012. The interim dividend has been calculated as one third of the prior year's full-year dividend, which is in line with previous years' practice.

        Prudential's Board of Directors will maintain its focus on delivering a growing dividend, which will continue to be determined after taking into account the Group's financial flexibility and our assessment of opportunities to generate attractive returns by investing in specific areas of the business. Prudential's Board believes that in the medium term a dividend cover of around two times is appropriate.

Debt service costs

        Debt service costs charged to profit in respect of core structural borrowings held by Prudential in the first half of 2012 were in line with the first half of 2011 at £140 million. Of total consolidated borrowings of £7,355 million as at 30 June 2012, the parent company had core structural borrowings of £3,187 million outstanding, all of which have contractual maturity dates of more than five years.

Liquidity sources

        The Group's holding company held cash and short-term investments of £1,222 million at 30 June 2012 compared with £1,200 million at 31 December 2011. The sources of cash in 2012 included dividends, loans and interest received from operating subsidiaries. Prudential received £801 million in cash remittances from business units in the first half of 2012, compared to £752 million received in the first half of 2011. These remittances primarily comprise dividends from business units and the shareholders' statutory transfer from the PAC long-term with-profits fund (UK Life Fund) relating to earlier bonus declarations. Offset against these cash remittances was £75 million of capital invested in the first half of 2012 compared to £62 million in the first half of 2011. Overall net remittances from Prudential's business units increased from £690 million in the first half of 2011 to £726 million in the first half of 2012.

Dividends, loans and interest received from subsidiaries

        Under UK company law, dividends can only be paid if a company has distributable reserves sufficient to cover the dividend. In PAC, Prudential's largest operating subsidiary, distributable reserves are created mainly by the statutory long-term business profit transfer to shareholders that occurs upon the declaration of bonuses to policyholders of with-profit products. Prudential's insurance and fund management subsidiaries' ability to pay dividends and loans to the holding company is restricted by various laws and regulations. Jackson is subject to state laws that limit the dividends payable to its parent company. Dividends in excess of these limitations generally require approval of the state insurance commissioner. The table below shows the dividends, loans and other amounts received by Prudential from the principal operating subsidiaries for the first six months of 2012 and 2011:

	Half year 2012	Half year 2011

	£m	£m
Asian Operations	201	167
US Operations	247	320
UK Insurance Operations (mainly PAC)	230	265
M&G (including Prudential Capital)	123	—

Total	801	752

        Each of Prudential's main operations generates sufficient profits to pay dividends to the holding company. The amount of dividends paid by the operations is determined after considering the development, growth and investment requirements of the operating businesses. Prudential does not believe that the legal and regulatory restrictions constitute a material limitation on the ability of businesses to meet their obligations or pay dividends.

 Shareholders' net borrowings

	30 Jun 2012	31 Dec 2011

	£m	£m
Perpetual subordinated capital securities (Innovative Tier 1)	1,808	1,823
Subordinated notes (Lower Tier 2)	830	829

	2,638	2,652
Senior debt:
2023	300	300
2029	249	249

Holding company total	3,187	3,201
PruCap bank loan	250	250
Jackson surplus notes (Lower Tier 2)	159	160

Total	3,596	3,611
Less: Holding company cash and short-term investments	(1,222)	(1,200)

Net core structural borrowings of shareholder-financed operations	2,374	2,411

        The Group's core structural borrowings at 30 June 2012 totalled £3.6 billion on an IFRS basis, comparable to £3.6 billion at 31 December 2011.

        After adjusting for holding company cash and short-term investments of £1,222 million, net core structural borrowings at 30 June 2012 were £2,374 million compared with £2,411 million at 31 December 2011. The decrease of £37 million represents the net fall in borrowings of £15 million, mainly reflecting the foreign exchange movements in the period, together with a £22 million rise in holding company cash and short-term investments.

        In addition to its core structural borrowings set out above, Prudential also has in place an unlimited global commercial paper programme. As at 30 June 2012, we had issued commercial paper under this programme totalling £516 million, US$2,390 million, €317 million, CHF20 million and AU$12 million. The central treasury function also manages our £5 billion medium-term note (MTN) programme, covering both core and non-core borrowings. In April 2012 Prudential refinanced an existing internal £200 million issue under this programme. Under the programme at 30 June 2012 the outstanding subordinated debt was £835 million, US$1,300 million and €20 million and the senior debt outstanding was £250 million. In addition, Prudential's holding company has access to £2.1 billion of syndicated and bilateral committed revolving credit facilities, provided by 17 major international banks, expiring between 2013 and 2017. Apart from small draw downs to test the process, these facilities have never been drawn, and there were no amounts outstanding at 30 June 2012. The commercial paper programme, the MTN programme and the committed revolving credit facilities are all available for general corporate purposes and to support the liquidity needs of Prudential's holding company and are intended to maintain a strong and flexible funding capacity.

        Prudential manages the Group's core debt within a target level consistent with its current debt ratings. At 30 June 2012, the gearing ratio (debt, net of cash and short-term investments, as a proportion of EEV shareholders' funds plus net debt) was 10.3 per cent, compared with 10.9 per cent at 31 December 2011. Prudential plc has strong debt ratings from Standard & Poor's, Moody's and Fitch. Prudential's long-term senior debt is rated A+, A2 and A from Standard & Poor's, Moody's and Fitch, while short-term ratings are A-1, P-1 and F1 respectively.

        The financial strength of PAC is rated AA by Standard & Poor's, Aa2 by Moody's and AA by Fitch.

        Jackson National Life Insurance Company's financial strength is rated AA by Standard & Poor's, A1 by Moody's and AA by Fitch.

Consolidated Cash Flows

        The discussion that follows is based on the consolidated statement of cash flows prepared under IFRS and presented in Prudential's unaudited condensed consolidated interim financial statements.

        Net cash outflows in the first half of 2012 were £466 million. This amount comprised outflows of £85 million from investing activities, and £569 million from financing activities less inflows of £188 million from operating activities. During the first half of 2011, net cash inflows were £1,897 million comprising £2,205 million from operating activities, less outflows of £83 million from investing activities, and £225 million from financing activities.

        As at 30 June 2012, the Group held cash and cash equivalents of £6,737 million compared with £7,257 million at 31 December 2011, a decrease of £520 million (representing net cash outflows of £466 million outlined above, and the effect of exchange rate changes of £54 million).

Contingencies and Related Obligations

        Details of the main changes to Prudential's contingencies and related obligations that have arisen in the six month period ended 30 June 2012 are set out in note AD to the unaudited condensed consolidated interim financial statements.

Derivative Financial Instruments and Commitments

        Prudential enters into a variety of exchange traded and over-the-counter derivative financial instruments, including futures, options, forward currency contracts and swaps, such as interest rate swaps, cross-currency swaps, swaptions and credit default swaps.

        All over-the-counter derivative transactions are conducted under standardised International Swaps and Derivatives Association Inc ('ISDA') master agreements and Prudential has collateral agreements between the individual Group entities and relevant counterparties in place under each of these master agreements.

        These derivatives are used for efficient portfolio management to obtain cost effective and efficient exposure to various markets in accordance with Prudential's investment strategies and to manage exposure to interest rate, currency, credit and other business risks.

        Prudential uses various interest rate derivative financial instruments such as interest rate swaps to reduce exposure to interest rate volatility.

        The UK insurance operations use various currency derivatives in order to limit volatility due to foreign currency exchange rate fluctuations arising on securities denominated in currencies other than sterling. In addition, total return swaps and interest rate swaps are held for efficient portfolio management.

        Some of Prudential's products, especially those sold in the United States, have certain guarantee features linked to equity indexes. A mismatch between product liabilities and the performance of the underlying assets backing them, exposes Prudential to equity index risk. In order to mitigate this risk, the relevant business units purchase swaptions, equity options and futures to match asset performance with liabilities under equity-indexed products.

        The US operations and some of the UK operations hold large amounts of interest-rate sensitive investments that contain credit risks on which a certain level of defaults is expected. These entities have purchased swaptions in order to manage the default risk on certain underlying assets and hence reduce the amount of regulatory capital held to support the assets.

        The types of derivatives used by Jackson and their purpose are as follows:

  •
  interest rate swaps generally involve the exchange of fixed and floating payments over the period for which Jackson holds the instrument without an exchange of the underlying principal amount. These agreements are used for hedging purposes;

  •
  put-swaption contracts provide the purchaser with the right, but not the obligation, to require the writer to pay the present value of a long-duration interest rate swap at future exercise dates. Jackson purchases and writes put-swaptions with maturities up to ten years. Put-swaptions hedge against significant movements in interest rates;

  •
  equity index futures contracts and equity index options (including various call and put options and put spreads) are used to hedge Jackson's obligations associated with its issuance of fixed indexed immediate and deferred annuities and certain variable annuity guarantees. These annuities and guarantees contain embedded options which are fair valued for financial reporting purposes;

  •
  total return swaps in which Jackson receives equity returns or returns based on reference pools of assets in exchange for short-term floating rate payments based on notional amounts, are held for both hedging and investment purposes;

  •
  cross-currency swaps, which embody spot and forward currency swaps and additionally, in some cases, interest rate swaps and equity index swaps, are entered into for the purpose of hedging Jackson's foreign currency denominated funding agreements supporting trust instrument obligations; and

  •
  credit default swaps, represent agreements under which Jackson has purchased default protection on certain underlying corporate bonds held in its portfolio. These contracts allow Jackson to sell the protected bonds at par value to the counterparty if a defined default event occurs in exchange for periodic payments made by Jackson for the life of the agreement. Jackson does not write default protection using credit derivatives.

        The Group has provided, from time to time, certain guarantees and commitments to third-parties including funding the purchase or development of land and buildings and other related matters. The contractual obligations to purchase or develop investment properties at 30 June 2012 was £24 million.

        At 30 June 2012, Jackson has unfunded commitments of £383 million related to its investments in limited partnerships and of £77 million related to commercial mortgage loans. These commitments were entered into in the normal course of business and the Company does not expect a material adverse impact on the operations to arise from them.

Risk and Capital Management

        As a provider of financial services, including insurance, the management of risk lies at the heart of Prudential's business. As a result, effective risk management capabilities represent a key source of competitive advantage for the Group.

        The Group's risk framework includes the Group's appetite for risk exposures as well as our approach to risk management. Under this approach, Prudential continuously assesses the Group's top risks and monitors its risk profile against approved limits. Prudential's main strategies for managing and mitigating risk include asset liability management, using derivatives to hedge relevant market risks, and implementing reinsurance and corporate insurance programmes.

        Unless otherwise stated the following description of the Group's approach to Risk and Capital management refers to the Group's shareholder-backed operations.

Group risk appetite

        Prudential defines and monitors aggregate risk limits based on financial and non-financial stresses for its earnings volatility, liquidity and capital requirements.

        Earnings volatility: the objectives of the limits are to ensure that:

  a.
  the volatility of earnings is consistent with the expectations of stakeholders;

  b.
  the Group has adequate earnings (and cash flows) to service debt, expected dividends and to withstand unexpected shocks; and

  c.
  earnings (and cash flows) are managed properly across geographies and are consistent with funding strategies.

        The two measures used to monitor the volatility of earnings are European Embedded Value (EEV) operating profit based on longer-term investment returns and International Financial Reporting Standards (IFRS) operating profit based on longer-term investment returns, although EEV and IFRS total profits are also considered.

        Liquidity: the objective is to ensure that the Group is able to generate sufficient cash resources to meet financial obligations as they fall due in business as usual and stressed scenarios.

        Capital requirements: the limits aim to ensure that:

  a.
  the Group meets its internal economic capital requirements;

  b.
  the Group achieves its desired target rating to meet its business objectives; and

  c.
  supervisory intervention is avoided.

        The two measures used are the EU Insurance Groups Directive (IGD) capital requirements and internal economic capital requirements. In addition, capital requirements are monitored on both local statutory and future Solvency II regulatory bases.

        Our risk appetite framework forms an integral part of our annual business planning cycle. The Group Risk Committee is responsible for reviewing the risks inherent in the Group's business plan and for providing the Board with input on the risk/reward trade offs implicit therein. This review is supported by our Group Risk function, which uses submissions by business units to calculate the Group's aggregated position (allowing for diversification effects between business units) relative to the limits contained within the risk appetite statements.

Risk exposures

        The Group Risk Framework deploys a common risk language, allowing meaningful comparisons to be made between different business units. Risks are broadly categorised as shown below.

Category	Risk type	Definition

Financial risks	Market risk	The risk of loss for the Group's business, or of adverse change in the financial situation, resulting, directly or indirectly, from fluctuations in the level or volatility of market prices of assets and liabilities.
Credit risk

The risk of loss for the Group's business or of adverse change in the financial position, resulting from fluctuations in the credit standing of issuers of securities, counterparties and any debtors in the form of default or other significant credit event (eg downgrade or spread widening).

Insurance risk

The risk of loss for the Group's business or of adverse change in the value of insurance liabilities, resulting from changes in the level, trend, or volatility of a number of insurance risk drivers. This includes adverse mortality, longevity, morbidity, persistency and expense experience.

	Liquidity risk	The risk of the Group being unable to generate sufficient cash resources or raise finance to meet financial obligations as they fall due in business as usual and stress scenarios.

Non-financial risks	Operational risk	The risk of loss arising from inadequate or failed internal processes, or from personnel and systems, or from external events.
	Business environment risk	Exposure to forces in the external environment that could significantly change the fundamentals that drive the business's overall strategy.
	Strategic risk	Ineffective, inefficient or inadequate senior management processes for the development and implementation of business strategy in relation to the business environment and the Group's capabilities.

Financial risks

(a) Market risk

(i) Equity risk

        In the UK business, most of Prudential's equity exposure is incurred in the with-profits fund, which includes a large inherited estate estimated at £6.1 billion as at 30 June 2012 (31 December 2011: £6.1 billion). This can absorb market fluctuations and protect the fund's solvency. The inherited estate itself is partially protected against falls in equity markets through an active hedging policy.

        In Asia Prudential's shareholder exposure to equities relates to revenue from unit-linked products and, from a capital perspective, to the effect of falling equity markets on the with-profits businesses.

        In the US, where Jackson is a leading provider of variable annuities, there are risks associated with the guarantees inherent in these products. Jackson provides guaranteed minimum death benefits (GMDB) on substantially all policies in this class, guaranteed minimum withdrawal benefits (GMWB) on a significant proportion of the book, and guaranteed minimum income benefits (GMIB) on only 4 per cent. To protect the shareholders against the volatility introduced by these embedded options, Jackson uses both a comprehensive hedging programme and reinsurance. The GMIB is no longer offered, with existing coverage being reinsured.

        In its variable annuity sales activities, Jackson focuses on meeting the needs of conservative and risk averse customers who are seeking reliable income in retirement, and who display little tendency to arbitrage their guarantees. These customers generally select conservative investment options. Jackson is able to meet the needs of these customers because of the strength of its operational platform.

        It is Jackson's philosophy not to compete on price; rather, Jackson seeks to sell at a price sufficient to fund the cost incurred to hedge or reinsure its risks and to achieve an acceptable return for shareholders.

        Jackson uses a macro approach to hedging that covers the risks inherent across the US business. Within this macro approach Jackson makes use of the natural offsets that exist between the variable annuity guarantees and the fixed index annuity book, and then uses a combination of over-the-counter (OTC) options and exchange traded derivatives to hedge the remaining risk, considering significant market shocks and limiting the amount of capital Jackson is putting at risk. Internal positions are generally netted before any external hedge positions are considered. The hedging programme also covers the fees on variable annuity guarantees.

        Jackson hedges the economics of its products rather than the accounting result. This means that Jackson accepts a degree of variability in its accounting results in order to ensure it achieves the appropriate economic result. Accordingly, while Jackson's hedges are effective on an economic basis, due to different accounting treatment for the hedges and some of the underlying hedged items on an IFRS basis, the reported income effect is more variable.

(ii) Interest rate risk

        Interest rate risk arises from Prudential's investments in long-term debt and fixed income securities, and also exists in policies that carry investment guarantees on early surrender or at maturity, where claim values can become higher than the value of backing assets as a result of rises or falls in interest rates.

        In Asia, the exposure to interest rate risk arises from the guarantees of some non-unit-linked investment products. This exposure arises because it may not be possible to hold assets which will provide cash flows to match exactly those relating to policyholder liabilities. This results in a mismatch due to the duration and uncertainty of the liability cash flows and the lack of sufficient assets of a suitable duration. While this residual asset/liability mismatch risk can be managed, it cannot be eliminated.

        In the US, there is interest rate risk across the portfolio. The majority of Jackson's fixed annuity and life liabilities allow for an annual reset of the crediting rate, which provides for a greater level of discretion in determining the amount of interest rate risk to assume. The primary concerns with these liabilities relate to potential surrenders when rates increase and, in a low interest environment, the minimum guarantees required by state law. For variable annuities, interest rate changes will influence the level of reserves held for certain guaranteed benefits. With its large fixed annuity and fixed index annuity books, Jackson has natural offsets for its variable annuity interest-rate related risks. Jackson manages interest rate exposure through a combination of interest rate swaps and interest rate options.

        In the UK, the investment policy for the shareholder-backed annuity business is to match the annuity payments with the cash flows from investments. As a result, assets and liabilities are closely matched by duration. The impact on profit of any residual cash flow mismatching can be adversely affected by changes in interest rates; therefore the mismatching position is regularly monitored. The guarantees of the with-profit business give rise to some interest rate discounting risk as falling rates may result in an increase in the cost of guarantees. Except for severe stress scenarios where shareholders' support may be required, this risk is borne by the with-profits fund.

(iii) Foreign exchange risk

        Prudential principally operates in the UK, the US and in Asia. The geographical diversity of its businesses means that Prudential is inevitably subject to the risk of exchange rate fluctuations. Prudential's international operations in the US and Asia, which represent a significant proportion of its operating profit based on longer-term investment returns and shareholders' funds, generally write policies and invest in assets denominated in local currency. Although this practice limits the effect of exchange rate fluctuations on local operating results, it can lead to significant fluctuations in Prudential's consolidated financial statements when results are expressed in pounds sterling.

        Prudential does not generally seek to hedge foreign currency revenues, as these are substantially retained locally to support the growth of the Group's business and meet local regulatory and market requirements. However, in cases where a surplus arising in an overseas operation supports Group capital or shareholders' interest, this exposure is hedged if it is economically optimal to do so. Currency borrowings, swaps and other derivatives are used to manage exposures.

(b) Credit risk

        In addition to business unit and Group-wide operational limits on credit risk, Prudential monitors closely its counterparty exposures at Group level, highlighting those that are large or of concern. Where appropriate, Prudential will reduce its exposure, purchase credit protection or make use of collateral arrangements to control its levels of credit risk.

        The Group's balance sheet held the following total investments at 30 June 2012.

	30 Jun 2012				31 Dec 2011
	Participating funds	Unit-linked and variable annuities	Shareholder- backed	Total Group	Total Group

	£bn	£bn	£bn	£bn	£bn
Debt securities	58.9	9.1	60.3	128.3	124.5
Equity	23.4	66.0	1.1	90.5	87.3
Property investments	8.6	0.7	1.5	10.8	10.8
Mortgage loans	1.3	—	4.9	6.2	5.7
Other loans	1.6	—	2.2	3.8	4.0
Deposits	8.8	1.4	2.2	12.4	10.7
Other investments	4.7	0.1	3.5	8.3	7.6

Total	107.3	77.3	75.7	260.3	250.6

        The table below presents the balances of investments related to shareholder-backed operations at 30 June 2012.

	30 Jun 2012	31 Dec 2011

	£bn	£bn
Shareholder-backed investments:
Asia life	8.0	7.1
UK life	29.9	28.5
US life	34.4	34.0
Other	3.4	3.8

Total	75.7	73.4

        Shareholders are not directly exposed to value movements on assets backing participating or unit-linked operations, with sensitivity mainly related to shareholder-backed operations.

(i)    Debt portfolio

        The investments held by the shareholder-backed operations are predominantly debt securities, of which 95 per cent are rated, either externally or internally, as investment grade compared to 95 per cent at 31 December 2011.

        The Group's total debt securities portfolio on an IFRS basis comprised the following at 30 June 2012:

	30 Jun 2012				31 Dec 2011
	Participating funds	Unit-linked and variable annuities*	Shareholder- backed	Total Group	Total Group

	£bn	£bn	£bn	£bn	£bn
Insurance operations
UK	48.5	6.1	25.3	79.9	78.0
Jackson National Life	—	—	27.1	27.1	27.0
Asia long-term business	10.4	3.0	6.0	19.4	17.7
Other operations	—	—	1.9	1.9	1.8

Total	58.9	9.1	60.3	128.3	124.5

*
Jackson's variable annuity separate account assets comprise equity securities and portfolio holdings in unit trusts (including mutual funds), the majority of which are equity based.

UK

        The UK's debt portfolio on an IFRS basis is £79.9 billion as at 30 June 2012, including £48.5 billion within the UK with-profits fund. Shareholders' risk exposure to the with-profits fund is limited as the solvency is protected by the large inherited estate. Outside the with-profits fund there is £6.1 billion in unit-linked funds where the shareholders' risk is limited, with the remaining £25.3 billion backing the shareholders' annuity business and other non-linked business (of which 76 per cent is rated AAA to A-, 22 per cent BBB and 2 per cent non-investment grade). The UK shareholder-backed portfolio did not experience any default losses in the first half of 2012.

US

        At 30 June 2012 Jackson's fixed income debt securities portfolio consisted of:

Summary	30 Jun 2012	31 Dec 2011

	£m	£m
Corporate and government security and commercial loans:
Government	2,107	2,163
Publicly traded and SEC Rule 144A securities	16,724	16,281
Non-SEC Rule 144A securities	3,263	3,198

Total	22,094	21,642
Residential mortgage-backed securities	2,282	2,591
Commercial mortgage-backed securities	2,129	2,169
Other debt securities	556	620

Total debt securities	27,061	27,022

        Of the £20 billion of corporate debt 95 per cent is investment grade. Concentration risk within the corporate debt portfolio is low, with the top ten holdings accounting for approximately 5 per cent of the portfolio. Jackson's largest sector exposures in the investment grade corporate debt portfolio are Utilities and Energy each at 14 per cent and 15 per cent, respectively. Jackson actively manages the portfolio and will reduce exposures as events dictate.

        Within the Residential mortgage-backed securities (RMBS) portfolio of £2.3 billion, the portion guaranteed by US government sponsored agencies is 60 per cent. Another 19 per cent of the portfolio is non-agency prime and Alt-A investments with pre-2006/2007 vintages, where experience has been much more positive than later vintages. Jackson's exposure to the 2006/2007 vintages totals £268 million of which £263 million is invested in the senior part of the capital structure. The actual exposure to non-senior 2006/2007 Prime and Alt-A RMBS is only £5 million. The total RMBS portfolio has an average fair value price of 94 cents on the dollar.

        The Commercial mortgage-backed securities (CMBS) portfolio of £2.1 billion is performing strongly, with 36 per cent of the portfolio rated AAA and only 2 per cent rated below investment grade. The entire portfolio has an average credit enhancement level of 31 per cent. This level provides significant protection, since it means the underlying collateral has to incur a 31 per cent loss, net of recoveries, before Jackson's holding is at risk.

        Jackson's debt securities experienced total credit-related losses in the first half of 2012 of £33 million (2011: charge of £13 million). This includes, in particular, IFRS write-downs of £25 million (2011: £14 million). Of this amount, £4 million (2011: £11 million) was in respect of the write-down of RMBS securities. In addition to the amounts for debt securities, in the first half of 2012 there were no write-downs on Jackson's commercial mortgage loan portfolio (2011: write-downs of £9.6 million). In 2012 and 2011 half year periods Jackson did not have any defaults in its debt securities portfolio.

        The impairment process reflects a rigorous review of every bond and security in Jackson's portfolio. The Group's accounting policy requires Jackson to book full mark to market losses on impaired securities through its balance sheet. However, Jackson would expect only a proportion of these losses eventually to turn into defaults, and some of the impaired securities to recover in price over time.

        Jackson's net unrealised gains from debt securities was positive £2,522 million at 30 June 2012, compared to positive £2,057 million at 31 December 2011, due primarily to the continued decline in the US treasury rates and tighter spreads. The gross unrealised loss position was £157 million at 30 June 2012 (31 December 2011: £246 million). Gross unrealised losses on securities priced at less than 80 per cent of face value totalled £99 million at 30 June 2012 compared to £158 million at 31 December 2011.

Asia

        Asia's debt portfolio totalled £19.4 billion at 30 June 2012. Of this, approximately 69 per cent was in unit-linked and with-profits funds with minimal shareholders' risk. The remaining 31 per cent is shareholder exposure and is invested predominantly (86 per cent) in investment grade bonds. For Asia, the portfolio has performed very well, and did not experience any default losses in 2012.

Asset management

        The debt portfolio of the Group's asset management operations of £1.9 billion as at 30 June 2012 is principally related to Prudential Capital operations. Of this amount £1.6 billion were rated AAA to A- by S&P or Aaa by Moody's.

(ii)   Group sovereign debt exposure

        Sovereign debt represented 15 per cent or £9.1 billion of the debt portfolio backing shareholder business at 30 June 2012 (31 December 2011: 16 per cent or £9.2 billion). 43 per cent of this was rated AAA and 91 per cent investment grade (31 December 2011: 43 per cent AAA, 94 per cent investment grade). At 30 June 2012, the Group's total holding in continental Europe shareholder sovereign debt fell from £690 million at 31 December 2011 to £566 million, principally due to a reduction in the level of German debt held from £598 million to £463 million. Of the total £566 million debt, 82 per cent was AAA rated (31 December 2011: 87 per cent AAA rated). Shareholder exposure to the Eurozone sovereigns of Portugal, Italy, Ireland, Greece and Spain (PIIGS) is £45 million (31 December 2011: £44 million). The Group does not have any sovereign debt exposure to Greece, Portugal or Ireland.

        The exposure of the Group's shareholder and with-profits funds to sovereign debt (including credit default swaps that are referenced to sovereign debt) at 30 June 2012 is as follows:

	30 Jun 2012		31 Dec 2011
	Shareholder sovereign debt	With-profits sovereign debt	Shareholder sovereign debt	With-profits sovereign debt

	£m	£m	£m	£m
Continental Europe

Italy	44	54	43	52
Spain	1	36	1	33

	45	90	44	85
Germany	463	530	598	602
Other Europe (principally Isle of Man and Belgium)	58	47	48	62

	566	667	690	749
United Kingdom	3,323	2,303	3,254	2,801
United States	2,365	3,305	2,448	2,615
Other, predominantly Asia	2,888	341	2,850	332

Total	9,142	6,616	9,242	6,497

(iii)   Exposure to bank debt securities

        Prudential expects that any second order sovereign credit exposures would most likely be concentrated in the banking sector. The Group's bank exposure is a function of its core investment business, as well as of the hedging and other activity undertaken to manage its various financial risks.

Prudential relies on public information, such as the results of the July 2011 European Banking Authority stress tests to identify banks with large concentrations of indirect exposure and credit research sources.

        Prudential has a range of controls and processes to manage credit exposure. In addition to the control frameworks that cover shareholder and policyholder credit risk within each business unit, the Group Credit Risk Committee oversees shareholder credit risk across the Group. The Committee receives comprehensive management information, including details of counterparty and invested credit exposure (including structured credit and loans), secured and unsecured cash balances, top 30 credit exposures, and an analysis of shareholder exposure by industry/country and rating. The business units and the Group Risk function also continually monitors the portfolio for emerging credit risks through various tools and processes.

        Prudential actively mitigates the level of Group wide credit risk (invested credit and counterparty) through a comprehensive system of hard limits, collateralisation agreements and centrally managed 'watch lists'.

        Of the £60.3 billion of debt securities backing shareholder business, excluding holdings attributable to external holders of consolidated unit trusts, 3 per cent or £2.0 billion was in Tier 1 and Tier 2 hybrid bank debt. A further £2.7 billion was in the form of senior debt.

        In terms of shareholder exposures to the bank debt of PIIGS, we held £299 million at 30 June 2012 (31 December 2011: £328 million). This comprised £137 million of covered bonds, £61 million senior debt, £3 million Tier 1 debt and £98 million Tier 2 debt. There was no direct exposure to Greek banks.

        The Group held the following direct exposures to banks' debt securities of shareholder-backed business at 30 June 2012.

	Bank debt securities—shareholder-backed business
	Senior debt			Subordinated debt
	Covered	Senior	Total senior debt	Tier 2	Tier 1	Total subordinated debt	30 Jun 2012 Total

	£m	£m	£m	£m	£m	£m	£m

Portugal	—	26	26	—	—	—	26
Ireland	—	14	14	—	—	—	14
Italy	—	11	11	56	—	56	67
Greece	—	—	—	—	—	—	—
Spain	137	10	147	42	3	45	192

	137	61	198	98	3	101	299
Austria	—	—	—	10	—	10	10
Belgium	—	—	—	—	—	—	—
France	17	34	51	58	30	88	139
Germany	—	31	31	1	—	1	32
Luxembourg	—	—	—	—	—	—	—
Netherlands	—	11	11	89	66	155	166
United Kingdom	457	182	639	618	101	719	1,358

Total Europe	611	319	930	874	200	1,074	2,004

United States	—	1,434	1,434	382	1	383	1,817
Other, predominantly Asia	20	303	323	339	229	568	891

Total	631	2,056	2,687	1,595	430	2,025	4,712

        In addition to the exposures held by the shareholder-backed business, the Group held the following bank debt securities at 30 June 2012 and 31 December 2011 within its with-profits funds.

	Bank debt securities—participating funds
	Senior debt			Subordinated debt
	Covered	Senior	Total senior debt	Tier 2	Tier 1	Total subordinated debt	30 Jun 2012 Total

	£m	£m	£m	£m	£m	£m	£m

Portugal	—	7	7	—	—	—	7
Ireland	5	—	5	—	—	—	5
Italy	—	47	47	49	—	49	96
Greece	—	—	—	—	—	—	—
Spain	157	12	169	5	1	6	175

	162	66	228	54	1	55	283
Austria	—	—	—	—	—	—	—
Belgium	—	—	—	—	—	—	—
France	11	69	80	48	5	53	133
Germany	—	6	6	—	—	—	6
Luxembourg	—	—	—	—	—	—	—
Netherlands	—	133	133	—	4	4	137
United Kingdom	704	435	1,139	753	42	795	1,934

Total Europe	877	709	1,586	855	52	907	2,493

United States	—	1,720	1,720	202	36	238	1,958
Other, predominantly Asia	9	437	446	202	130	332	778

Total	886	2,866	3,752	1,259	218	1,477	5,229

(iv)  Other possible impacts of a Eurozone crisis

        Other knock on impacts of a Eurozone crisis may represent some risk to the Group, both in terms of financial market impact and potential operational issues. These third order exposures are intrinsically more difficult to quantify. However, as well as the monitoring routines noted above, Prudential has also developed tools to identify the Group's exposure to counterparties at risk (including contingent credit exposures), and has in place Group-wide processes to facilitate the management of such risks should they materialise.

        In respect of operational risks, Prudential has strong investment operations, counterparty risk and change management capabilities and Prudential is confident in its ability to manage the transition to a new Eurozone regime if events require it to do so.

(v)   Loans

        Of the total Group loans of £10 billion at 30 June 2012, the following are held by shareholder-backed operations.

	30 Jun 2012			31 Dec 2011
	Mortgage loans	Other loans	Total	Mortgage loans	Other loans	Total

	£bn	£bn	£bn	£bn	£bn	£bn
Asia insurance operations(i)	—	0.4	0.4	—	0.4	0.4
US insurance operations(ii)	3.6	0.6	4.2	3.6	0.6	4.2
UK insurance operations(iii)	1.3	—	1.3	1.1	—	1.1
Asset management operations(iv)	—	1.2	1.2	—	1.3	1.3

Total loans held by shareholder-backed operations	4.9	2.2	7.1	4.7	2.3	7.0

(i)
The majority of Asia insurance operations loans are commercial loans held by the Malaysian operation that are rated investment grade by two local rating agencies.

(ii)
All commercial mortgage loans held by US insurance operations are collateralised by properties. The US commercial mortgage loan portfolio does not include any single-family residential mortgage loans and therefore is not exposed to the risk of defaults associated with residential sub-prime mortgage loans. Jackson incurred no impairments on its commercial mortgage book (half year 2011: write downs of £9.6 million). Other loans represents policy loans.

(iii)
The majority of mortgage loans held by UK insurance operations are mortgage loans collateralised by properties.

(iv)
Relates to bridging loan finance managed by Prudential Capital.

(vi)  Counterparty credit risk

        The Group enters into a variety of exchange traded and over-the-counter derivative financial instruments, including futures, options, forward currency contracts and swaps such as interest rate swaps, cross-currency swaps, swaptions and credit default swaps.

        All over-the-counter derivative transactions, with the exception of some Asian transactions, are conducted under standardised ISDA (International Swaps and Derivatives Association Inc) master agreements and the Group has collateral agreements between the individual Group entities and relevant counterparties in place under each of these market master agreements.

        The Group's exposure to derivative counterparty credit risk is subject to the same framework of Group-wide operational limits and monitoring as its invested credit risk. Where appropriate, Prudential will reduce its exposure, purchase credit protection or make use of additional collateral arrangements to control its levels of counterparty credit risk.

(c) Insurance risk

        The processes of determining the price of Prudential's products and reporting the results of its long-term business operations require Prudential to make a number of assumptions. In common with other industry players, the profitability of Prudential's businesses depends on a mix of factors including mortality and morbidity trends, persistency, investment performance, unit cost of administration and new business acquisition expenses.

        Prudential continues to conduct rigorous research into longevity risk using data from its substantial annuity portfolio. The assumptions that Prudential makes about future expected levels of mortality are particularly relevant in its UK annuity business. The attractiveness of transferring longevity risk (via reinsurance and other external solutions) is regularly evaluated. These are used as risk management tools where it is appropriate and attractive to do so.

        Prudential's persistency assumptions reflect recent experience for each relevant line of business, and any expectations of future persistency. Persistency risk is mitigated by appropriate training and sales processes and managed proactively post sale. Where appropriate, allowance is also made for the relationship—either assumed or historically observed—between persistency and investment returns, and for the resulting additional risk.

(d) Liquidity risk

        The parent company has significant internal sources of liquidity which are sufficient to meet all of its expected requirements for the foreseeable future without having to make use of external funding. In aggregate the Group has £2.1 billion of undrawn committed facilities, expiring between 2013 and 2017. In addition, the Group has access to liquidity via the debt capital markets. Prudential also has in place an unlimited commercial paper programme and has maintained a consistent presence as an issuer in this market for the last decade. Liquidity uses and sources have been assessed at the Group and at a business unit level under base case and stressed assumptions. The liquidity resources available and the subsequent Liquidity Coverage Ratio have been assessed to be sufficient under both sets of assumptions.

Non-financial risk

        Prudential is exposed to operational, business environment and strategic risk in the course of running its businesses.

        With regard to operational risk, the Group is dependent on processing a large number of complex transactions across numerous diverse products, and is subject to a number of different legal, regulatory and tax regimes. Prudential also has a significant number of third-party relationships that are important to the distribution and processing of its products, both as market counterparties and as business partners. This results in reliance upon the operational performance of these outsourcing partners.

        Prudential's systems and processes incorporate controls that are designed to manage and mitigate the operational risks associated with its activities. The Prudential Group Governance Manual was developed to make a key contribution to the sound system of internal control that the Group is expected to maintain under the UK Corporate Governance Code and the Hong Kong Code on Corporate Governance Practices. Group Head Office and business units confirm that they have implemented the necessary controls to evidence compliance with the Manual.

        The Group has an operational risk management framework in place that facilitates both the qualitative and quantitative analysis of operational risk exposures. The output of this framework, in particular management information on key operational risk and control assessments, scenario analysis, internal incidents and external incidents, is reported by the business units and presented to the Group Operational Risk Committee. This information also supports business decision-making and lessons-learned activities; the ongoing improvement of the control environment; and determination of the adequacy of Prudential's corporate insurance programme.

        With regard to business environment risk, including the impacts of regulatory developments, the Group has a wide-ranging programme of active and constructive engagement with governments, policymakers and regulators in its key markets and with relevant international institutions. Such engagement is undertaken both directly and indirectly via trade associations. The Group has procedures in place to monitor and track political and regulatory developments and assess their potential impact on the Group. Where appropriate, the Group provides submissions and technical input to officials and others, either via submissions to formal consultations or through interactions with officials.

        With regard to strategic risk, both business units and the Group Head Office are required to adopt a forward-looking approach to risk management by performing risk assessments as part of the annual strategic planning process. This supports the identification of potential threats and the initiatives needed to address them, as well as competitive opportunities. The impact on the underlying businesses and/or Group-wide risk profile is also considered to ensure that strategic initiatives are within the Group's risk appetite.

        Solvency II represents a regulatory risk due to the uncertainty of what the rules will be when finalised, their potential impacts, and the timing of their introduction. The risks are that the Group may not be able to respond sufficiently quickly to the strategic implication of the change given levels of uncertainty around the content and timing; operational risk in terms of the scale and complexity of the delivery and uncertainty over timelines; and the additional capital that the Group may be required to hold. Solvency II is covered in more detail in the Capital Management section below.

Risk factors

        Please refer to the risk factors section of this document.

Capital management

Regulatory capital (IGD)

        Prudential is subject to the capital adequacy requirements of the European Union Insurance Groups Directive (IGD) as implemented by the Financial Services Authority (FSA) in the UK. The IGD capital adequacy requirements involve aggregating surplus capital calculated on a FSA consistent basis for regulated subsidiaries, from which Group borrowings, except those subordinated debt issues that qualify as capital, are deducted. No credit for the benefit of diversification is permitted under this approach.

        Prudential's capital position remains strong. Prudential has continued to place emphasis on maintaining the Group's financial strength through optimising the balance between writing profitable new business, conserving capital and generating cash. Prudential estimates that its IGD capital surplus is £4.2 billion at 30 June 2012 (before taking into account the 2012 interim dividend), with available capital covering its capital requirements 2.7 times. This compares to a capital surplus of £4.0 billion at the end of 2011 (before taking into account the 2011 final dividend).

        The movements in the first half of 2012 mainly comprise:

  •
  Net capital generation mainly through operating earnings (in-force releases less investment in new business, net of tax) of £0.9 billion;

        Offset by:

  •
  Negative impact arising from market movements estimated at £0.1 billion;

  •
  Final 2011 dividend of £0.4 billion; and

  •
  External financing costs and other central costs, net of tax, of £0.2 billion.

        Prudential continues to have further options available to manage available and required capital. These could take the form of increasing available capital (for example, through financial reinsurance) or reducing required capital (for example, through the mix and level of new business) and the use of other risk mitigation measures such as hedging and reinsurance.

        In addition to its strong capital position, on a statutory (Pillar 1) basis, the total credit reserve for the UK shareholder annuity funds also protects its capital position in excess of the IGD surplus. This credit reserve as at 30 June 2012 was £2.1 billion. This credit risk allowance represents 35 per cent of the bond portfolio spread over swap rates, compared to 33 per cent as at 31 December 2011.

Stress testing

        As at 30 June 2012, stress testing of our IGD capital position to various events has the following results:

  •
  An instantaneous 20 per cent fall in equity markets from 30 June 2012 levels would reduce the IGD surplus by £0.55 billion;

  •
  A 40 per cent fall in equity markets (comprising an instantaneous 20 per cent fall followed by a further 20 per cent fall over a four-week period) would reduce the IGD surplus by £0.75 billion;

  •
  A 100 basis points reduction (subject to a floor of zero) in interest rates would reduce the IGD surplus by £1.0 billion*; and

  •
  Credit defaults of ten times the expected level would reduce IGD surplus by £0.65 billion.

*
The impact of the 100 basis points reduction in interest rates is exacerbated by the current regulatory permitted practice used by Jackson, which values all interest rate swaps at book value rather than fair value for regulatory purposes. At 30 June 2012, removing the permitted practice would have increased reported IGD surplus by £0.4 billion. As at 30 June 2012, it is estimated that a 100 basis point reduction in interest rates (subject to a floor of zero) would have resulted in an IGD surplus of £4.0 billion, excluding the permitted practice.

        During the first half of 2012 Prudential plc paid £48 million to enter into short term (1 year) options which offer some protection for the Group's IGD position against significant falls in equity markets. The benefit that would be expected from these hedges has been taken into account in the equity stress sensitivities shown above.

        Prudential believes that the results of these stress tests, together with the Group's strong underlying earnings capacity, its established hedging programmes and its additional areas of financial flexibility, demonstrate that it is in a position to withstand significant deterioration in market conditions.

        Prudential also uses an economic capital assessment to monitor its capital requirements across the Group, allowing for realistic diversification benefits and continues to maintain a strong position. This assessment provides valuable insights into its risk profile.

Solvency II

        The European Union (EU) is developing a new solvency framework for insurance companies, referred to as 'Solvency II'. The Solvency II Directive, which sets out the new framework, was formally approved by the Economic and Financial Affairs Council in November 2009 and is currently anticipated to be transposed into local regulations and take effect for supervisors from mid-2013, with implementation for firms currently scheduled from 1 January 2014. The new approach is based on the concept of three pillars—minimum capital requirements, supervisory review of firms' assessments of risk, and enhanced disclosure requirements.

        Specifically, Pillar 1 covers the quantitative requirements around own funds, valuation rules for assets and liabilities and capital requirements. Pillar 2 provides the qualitative requirements for risk management, governance and controls, including the requirement for insurers to submit an Own Risk and Solvency Assessment which will be used by the regulator as part of the supervisory review process. Pillar 3 deals with the enhanced requirements for supervisory reporting and public disclosure.

        A key aspect of Solvency II is that the assessment of risks and capital requirements are intended to be aligned more closely with economic capital methodologies. Companies may be allowed to make use of internal economic capital models if approved by the local regulator.

        Representatives from the European Parliament, the European Commission and the Council of the European Union are currently discussing the Omnibus II Directive which, once approved, will amend certain aspects of the original Solvency II Directive. The Omnibus II Directive is scheduled to be finalised in late 2012.

        In addition the European Commission is continuing to develop, in consultation with stakeholders including industry, the detailed rules that will complement the high-level principles in the Solvency II Directive, referred to as 'implementing measures'. These are not currently expected to be finalised until early-mid 2013. Further guidance and technical standards are also being developed by the European Insurance and Occupational Pensions Authority. These are expected to be subject to a formal consultation and are unlikely to be finalised before mid-2013.

        There remains significant uncertainty regarding the outcome from this process. In particular, the Solvency II rules relating to the determination of the liability discount rate and to the treatment of US business remain unclear and Prudential's capital position is sensitive to these outcomes. With reference to the liability discount rate, solutions to remove artificial volatility from the balance sheet have been suggested by policymakers as the regulations continue to evolve. These solutions, along with transitional arrangements for the treatment of the US business, are continuing to be considered by policymakers as part of the process to reach agreement on the Omnibus II Directive. There is a risk that the effect of the final measures could be adverse for Prudential, including potentially that a significant increase in capital may be required to support its business and that Prudential may be placed at a competitive disadvantage to other European and non-European financial services groups. Prudential is actively participating in shaping the outcome through our involvement in industry bodies and trade associations, including the Chief Risk Officer and Chief Financial Officer Forums, together with the Association of British Insurers and Insurance Europe (formerly known as the Comité Européen des Assurances).

        Having assessed the requirements of Solvency II, an implementation programme was initiated with dedicated teams to manage the required work across the Group. The activity of the local Solvency II teams is being coordinated centrally to achieve consistency in the understanding and application of the requirements. Prudential is continuing its preparations to adopt the regime when it eventually arrives and is undertaking in parallel an evaluation of the possible actions to mitigate its effects. Prudential regularly reviews its range of options to maximise the strategic flexibility of the Group. This includes consideration of optimising the Group's domicile as a possible response to an adverse outcome on Solvency II.

        Over the coming months Prudential will be progressing its implementation plans and remain in regular contact with the FSA as it continues to engage in the 'pre-application' stage of the approval process for the internal model.

Capital allocation

        Prudential's approach to capital allocation takes into account a range of factors, especially risk adjusted returns on capital, the impact of alternative capital measurement bases (accounting, regulatory, economic and ratings agency assessments), tax efficiency, and wider strategic objectives.

        Prudential optimises capital allocation across the Group by making use of a consistent set of capital performance metrics across all business units to ensure meaningful comparison. Capital utilisation, return on capital and new business value creation are measured at a product level. The use of capital performance metrics is embedded into our decision-making processes for product design and product pricing.

        Prudential capital performance metrics are based on economic capital, which provides a view of its capital requirements across the Group, allowing for realistic diversification benefits. Economic capital also provides valuable insights into its risk profile and is used both for risk measurement and capital management.

 Risk mitigation and hedging

        Prudential manages its actual risk profile against its tolerance of risk. To do this, Prudential maintains risk registers that include details of the risks Prudential has identified and of the controls and mitigating actions it employs in managing them. Any mitigation strategies involving large transactions such as a material derivative transaction are subject to review at Group level before implementation.

        Prudential uses a range of risk management and mitigation strategies. The most important of these include: adjusting asset portfolios to reduce investment risks (such as duration mismatches or overweight counterparty exposures); using derivatives to hedge market risks; implementing reinsurance programmes to manage insurance risk; implementing corporate insurance programmes to limit the impact of operational risks; and revising business plans where appropriate.

Prudential plc and subsidiaries

INDEX TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Page ref
Unaudited Condensed Consolidated Income Statements for the six months ended 30 June 2012 and 2011	I-2
Unaudited Condensed Consolidated Statements of Comprehensive Income for the six months ended 30 June 2012 and 2011	I-4
Unaudited Condensed Consolidated Statements of Changes in Equity for the six months ended 30 June 2012 and 2011	I-5
Unaudited Condensed Consolidated Statements of Financial Position at 30 June 2012, 31 December 2011	I-7
Unaudited Condensed Consolidated Statements of Cash Flows for the six months ended 30 June 2012 and 2011	I-9
Notes to the Unaudited Condensed Consolidated Interim Financial Statements	I-11

Prudential plc and subsidiaries
Unaudited Condensed Consolidated Income Statements

	Half year 2012	Half year* 2011

	£m	£m
Earned premiums, net of reinsurance	14,111	12,930
Investment return(note I)	8,762	7,750
Other income	1,008	923

Total revenue, net of reinsurance	23,881	21,603

Benefits and claims and movement in unallocated surplus of with-profits funds, net of reinsurance(note J)	(19,850)	(17,590)
Acquisition costs and other expenditure(note H)	(2,592)	(2,665)
Finance costs: interest on core structural borrowings of shareholder-financed operations	(140)	(140)

Total charges, net of reinsurance	(22,582)	(20,395)

Profit before tax (being tax attributable to shareholders' and policyholders' returns)**	1,299	1,208
(Less) add tax (charge) credit attributable to policyholders' returns	(40)	(94)

Profit before tax attributable to shareholders(note C)	1,259	1,114

Total tax charge attributable to policyholders and shareholders(note K)	(347)	(377)
Adjustment to remove tax charge (credit) attributable to policyholders returns	40	94

Tax charge attributable to shareholders' returns(note K)	(307)	(283)

Profit for the period	952	831

Attributable to:
Equity holders of the Company	952	829
Non-controlling interests	—	2

Profit for the period	952	831

Earnings per share (in pence)

Based on profit attributable to the equity holders of the Company:(note L)
Basic	37.5p	32.7p
Diluted	37.5p	32.6p

*
The Group has adopted altered US GAAP requirements for deferred acquisition costs as an improvement to its accounting policy under IFRS 4 for those operations of the Group which measure insurance assets and liabilities substantially by reference to US GAAP principles. Accordingly, the 2011 comparative results and related notes have been adjusted from those previously published for the retrospective application of the improvement as if the new accounting policy had always applied, as described in note B.

**
This measure is the formal profit before tax measure under IFRS but it is not the result attributable to shareholders. This is principally because taxes borne by UK with-profits and unit-linked policies through adjustments to benefits are paid on the policyholders' behalf by the Company. These amounts are required to be included in the tax charge of the Company under IAS 12. Consequently, the profit before all taxes measure (which is determined after deducting the cost of policyholder benefits and movements in the liability for unallocated surplus of the PAC with-profits fund after adjusting for taxes borne by policyholders) is not representative of pre-tax profits attributable to shareholders.

The accompanying notes are an integral part of these financial statements

Prudential plc and subsidiaries
Unaudited Condensed Consolidated Income Statements (Continued)

Dividends per share (in pence)

	Half year 2012	Half year* 2011

Dividends relating to reporting period:(note M)
Interim dividend (2012 and 2011)	8.40p	7.95p
Final dividend (2011)	—	—

Total	8.40p	7.95p

Dividends declared and paid in reporting period:(note M)
Current year interim dividend	—	—
Final dividend for prior year	17.24p	17.24p

Total	17.24p	17.24p

The accompanying notes are an integral part of these financial statements

Prudential plc and subsidiaries
Unaudited Condensed Consolidated Statements of Comprehensive Income

	Half year 2012	Half year 2011*

	£m	£m
Profit for the period	952	831
Other comprehensive income:
Exchange movements on foreign operations and net investment hedges:
Exchange movements arising during the period	(53)	(57)
Related tax	(1)	(5)

	(54)	(62)

Unrealised valuation movements on securities of US insurance operations classified as available-for-sale:
Unrealised holding gains arising during the period	470	287
Add back net losses/deduct net (gains) included in the income statement on disposal and impairment	12	(50)

Total (note U)	482	237
Related change in amortisation of deferred income and acquisition costs (note Q)	(181)	(71)
Related tax	(105)	(57)

	196	109

Other comprehensive income for the period, net of related tax	142	47

Total comprehensive income for the period	1,094	878

Attributable to:
Equity holders of the Company	1,094	876
Non-controlling interests	—	2

Total comprehensive income for the period	1,094	878

*
The Group has adopted altered US GAAP requirements for deferred acquisition costs as an improvement to its accounting policy under IFRS 4 for those operations of the Group which measure insurance assets and liabilities substantially by reference to US GAAP principles. Accordingly, the 2011 comparative results and related notes have been adjusted from those previously published for the retrospective application of the improvement as if the new accounting policy had always applied, as described in note B.

The accompanying notes are an integral part of these financial statements

Prudential plc and subsidiaries
Unaudited Condensed Consolidated Statements of Changes in Equity

	Period ended 30 June 2012
	Share capital	Share premium	Retained earnings	Translation reserve	Available- for-sale securities reserve	Shareholders' equity	Non- controlling interests	Total equity

	£m	£m	£m	£m	£m	£m	£m	£m
Reserves
Total comprehensive income for the period	—	—	952	(54)	196	1,094	—	1,094
Dividends	—	—	(440)	—	—	(440)	—	(440)
Reserve movements in respect of share-based payments	—	—	52	—	—	52	—	52
Change in non-controlling interests arising principally from purchase and sale of property partnerships of PAC with-profits fund and other consolidated investment funds	—	—	—	—	—	—	(9)	(9)
Share capital and share premium
New share capital subscribed	—	14	—	—	—	14	—	14
Treasury shares
Movement in own shares in respect of share-based payment plans	—	—	5	—	—	5	—	5
Movement in Prudential plc shares purchased by unit trusts consolidated under IFRS	—	—	3	—	—	3	—	3

Net increase (decrease) in equity	—	14	572	(54)	196	728	(9)	719
At beginning of period:

As previously reported	127	1,873	5,839	354	924	9,117	43	9,160
Effect of change in accounting policy for deferred acquisition costs(note B)	—	—	(595)	(72)	114	(553)	—	(553)

After effect of change	127	1,873	5,244	282	1,038	8,564	43	8,607

At end of period	127	1,887	5,816	228	1,234	9,292	34	9,326

The accompanying notes are an integral part of these financial statements

Prudential plc and subsidiaries
Unaudited Condensed Consolidated Statements of Changes in Equity (Continued)

	Period ended 30 June 2011*
	Share capital	Share premium	Retained earnings	Translation reserve	Available- for-sale securities reserve	Shareholders' equity	Non- controlling interests	Total equity

	£m	£m	£m	£m	£m	£m	£m	£m
Reserves
Total comprehensive income for the period	—	—	829	(62)	109	876	2	878
Dividends	—	—	(439)	—	—	(439)	—	(439)
Reserve movements in respect of share-based payments	—	—	25	—	—	25	—	25
Share capital and share premium
New share capital subscribed	—	15	—	—	—	15	—	15
Treasury shares
Movement in own shares in respect of share-based payment plans	—	—	(10)	—	—	(10)	—	(10)
Movement in Prudential plc shares purchased by unit trusts consolidated under IFRS	—	—	2	—	—	2	—	2

Net increase (decrease) in equity	—	15	407	(62)	109	469	2	471
At beginning of period:

As previously reported	127	1,856	4,982	454	612	8,031	44	8,075
Effect of change in accounting policy for deferred acquisition costs(note B)	—	—	(520)	(67)	77	(510)	—	(510)

After effect of change	127	1,856	4,462	387	689	7,521	44	7,565

At end of period	127	1,871	4,869	325	798	7,990	46	8,036

*
The Group has adopted altered US GAAP requirements for deferred acquisition costs as an improvement to its accounting policy under IFRS 4 for those operations of the Group which measure insurance assets and liabilities substantially by reference to US GAAP principles. Accordingly, the 2011 comparative results and related notes have been adjusted from those previously published for the retrospective application of the improvement as if the new accounting policy had always applied, as described in note B.

The accompanying notes are an integral part of these financial statements

Prudential plc and subsidiaries
Unaudited Condensed Consolidated Statements of Financial Position

	30 Jun 2012	31 Dec* 2011

	£m	£m
Assets
Intangible assets attributable to shareholders:
Goodwill (note P)	1,467	1,465
Deferred acquisition costs and other intangible assets (note Q)	4,333	4,234

Total	5,800	5,699

Intangible assets attributable to with-profits funds:
In respect of acquired subsidiaries for venture fund and other investment purposes	178	178
Deferred acquisition costs and other intangible assets	84	89

Total	262	267

Total	6,062	5,966

Other non-investment and non-cash assets:
Property, plant and equipment	798	748
Reinsurers' share of insurance contract liabilities	1,703	1,647
Deferred tax assets (note K)	2,179	2,276
Current tax recoverable	308	546
Accrued investment income	2,713	2,710
Other debtors	1,827	987

Total	9,528	8,914

Investments of long-term business and other operations:
Investment properties	10,822	10,757
Investments accounted for using the equity method	112	70
Financial investments**:
Loans (note S)	9,981	9,714
Equity securities and portfolio holdings in unit trusts	90,542	87,349
Debt securities (note T)	128,269	124,498
Other investments	8,143	7,509
Deposits	12,429	10,708

Total	260,298	250,605

Properties held for sale	—	3
Cash and cash equivalents	6,737	7,257

Total assets (note N)	282,625	272,745

*
The Group has adopted altered US GAAP requirements for deferred acquisition costs as an improvement to its accounting policy under IFRS 4 for those operations of the Group which measure insurance assets and liabilities substantially by reference to US GAAP principles. Accordingly, the 2011 comparative results and related notes have been adjusted from those previously published for the retrospective application of the improvement as if the new accounting policy had always applied, as described in note B.

**
Included within financial investments are £5,273 million and £7,843 million of lent securities as at 30 June 2012 and 31 December 2011, respectively.

The accompanying notes are an integral part of these financial statements

Prudential plc and subsidiaries
Unaudited Condensed Consolidated Statements of Financial Position (Continued)

	30 Jun 2012	31 Dec* 2011

	£m	£m
Equity and liabilities
Equity
Shareholders' equity	9,292	8,564
Non-controlling interests	34	43

Total equity	9,326	8,607

Liabilities
Policyholder liabilities and unallocated surplus of with-profits funds:
Contract liabilities (including amounts in respect of contracts classified as investment contracts under IFRS 4) (note Y)	236,419	227,075
Unallocated surplus of with-profits funds (note Y)	9,802	9,215

Total	246,221	236,290

Core structural borrowings of shareholder-financed operations:
Subordinated debt	2,638	2,652
Other	958	959

Total (note V)	3,596	3,611

Other borrowings:
Operational borrowings attributable to shareholder-financed operations (note W)	2,804	3,340
Borrowings attributable to with-profits operations (note W)	955	972
Other non-insurance liabilities:
Obligations under funding, securities lending and sale and repurchase agreements	2,563	3,114
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	3,778	3,840
Deferred tax liabilities (note K)	3,913	3,929
Current tax liabilities	627	930
Accruals and deferred income	641	736
Other creditors	2,989	2,544
Provisions	411	529
Derivative liabilities	3,452	3,054
Other liabilities	1,349	1,249

Total	19,723	19,925

Total liabilities	273,299	264,138

Total equity and liabilities (note N)	282,625	272,745

*
The Group has adopted altered US GAAP requirements for deferred acquisition costs as an improvement to its accounting policy under IFRS 4 for those operations of the Group which measure insurance assets and liabilities substantially by reference to US GAAP principles. Accordingly, the 2011 comparative results and related notes have been adjusted from those previously published for the retrospective application of the improvement as if the new accounting policy had always applied, as described in note B.

The accompanying notes are an integral part of these financial statements

Prudential plc and subsidiaries
Unaudited Condensed Consolidated Statements of Cash Flows

	Half year 2012	Half year* 2011

	£m	£m
Cash flows from operating activities
Profit before tax (being tax attributable to shareholders' and policyholders' returns) (note (i))	1,299	1,208
Non-cash movements in operating assets and liabilities reflected in profit before tax (note (ii))	(939)	875
Other items (note (iii))	(172)	122

Net cash flows from operating activities	188	2,205

Cash flows from investing activities
Net cash flows from purchases and disposals of property, plant and equipment	(108)	(42)
Acquisition of subsidiaries, net of cash balance (note (iv))	—	(41)
Change to Group's holdings, net of cash balance (note (iv))	23	—

Net cash flows from investing activities	(85)	(83)

Cash flows from financing activities
Structural borrowings of the Group:
Shareholder-financed operations (notes (v) and V)
Issue of subordinated debt, net of costs	—	340
Redemption of subordinated debt	—	—
Interest paid	(139)	(137)
With-profits operations (notes (vi) and W)
Interest paid	(4)	(4)
Equity capital:
Issues of ordinary share capital	14	15
Dividends paid	(440)	(439)

Net cash flows from financing activities	(569)	(225)

Net (decrease) increase in cash and cash equivalents	(466)	1,897
Cash and cash equivalents at beginning of period	7,257	6,631
Effect of exchange rate changes on cash and cash equivalents	(54)	61

Cash and cash equivalents at end of period	6,737	8,589

*
The Group has adopted altered US GAAP requirements for deferred acquisition costs as an improvement to its accounting policy under IFRS 4 for those operations of the Group which measure insurance assets and liabilities substantially by reference to US GAAP principles. Accordingly, the 2011 comparative results and related notes have been adjusted from those previously published for the retrospective application of the improvement as if the new accounting policy had always applied, as described in note B.

The accompanying notes are an integral part of these financial statements

Prudential plc and subsidiaries
Unaudited Condensed Consolidated Statements of Cash Flows (Continued)

Notes

(i)
This measure is the formal profit before tax measure under IFRS but it is not the result attributable to shareholders.

(ii)
The adjusting items to profit before tax included within non-cash movements in operating assets and liabilities reflected in profit before tax are as follows:

	Half year 2012	Half year 2011

	£m	£m
Other non-investment and non-cash assets	(1,261)	(869)
Investments	(9,341)	(6,984)
Policyholder liabilities (including unallocated surplus)	10,782	8,530
Other liabilities (including operational borrowings)	(1,119)	198

Non-cash movements in operating assets and liabilities reflected in profit before tax	(939)	875

(iii)
The adjusting items to profit before tax included within other items are adjustments in respect of non-cash items, together with operational interest receipts and payments, dividend receipts and tax paid.

(iv)
There were no acquisitions for half year 2012. The acquisition of subsidiaries in half year and full year 2011 related to the outflows from the PAC with-profits fund's purchases of venture investments. The change to Group's holding for half year 2012 relates to the dilution of the Group's holding in PPM South Africa during the period from 75 per cent to 47 per cent. As a result of the dilution, PPM South Africa was deconsolidated as a subsidiary and treated as an associate. See note G for additional details.

(v)
Structural borrowings of shareholder-financed operations comprise core debt of the parent company, PruCap bank loan and Jackson surplus notes. Core debt excludes borrowings to support short-term fixed income securities programmes, non-recourse borrowings of investment subsidiaries of shareholder-financed operations and other borrowings of shareholder-financed operations. Cash flows in respect of these borrowings are included within cash flows from operating activities.

(vi)
Structural borrowings of with-profits operations relate solely to the £100 million 8.5 per cent undated subordinated guaranteed bonds which contribute to the solvency base of the Scottish Amicable Insurance Fund (SAIF), a ring-fenced sub-fund of the PAC with-profits fund. Cash flows in respect of other borrowings of with-profits funds, which principally relate to consolidated investment funds, are included within cash flows from operating activities.

The accompanying notes are an integral part of these financial statements

Prudential plc and subsidiaries
Notes to the Unaudited Condensed Consolidated Interim Financial Statements

30 June 2012

A:    Basis of preparation and audit status

        These condensed consolidated interim financial statements for the six months ended 30 June 2012 have been prepared in accordance with IAS 34 'Interim Financial Reporting' as issued by the International Accounting Standards Board (IASB) and as endorsed by the European Union (EU). The Group's policy for preparing this interim financial information is to use the accounting policies adopted by the Group in its last consolidated financial statements, as updated by any changes in accounting policies it intends to make in its next consolidated financial statements as a result of new or amended IFRSs that are applicable or available for early adoption for the next annual financial statements and other policy improvements. EU-endorsed IFRSs may differ from IFRSs issued by the IASB if, at any point in time, new or amended IFRSs have not been endorsed by the EU. At 30 June 2012, there were no unendorsed standards effective for the period ended 30 June 2012 affecting the condensed consolidated financial statements of the Group, and there were no differences between IFRSs endorsed by the EU and IFRSs issued by the IASB in terms of their application to the Group.

        The IFRS basis results for the 2012 and 2011 half years are unaudited. Except for the effect of the adoption of altered US GAAP reporting requirements for Group IFRS reporting as explained in note B, the 2011 full year IFRS basis results have been derived from Prudential's 2011 audited consolidated financial statements filed with the Securities and Exchange Commission on Form 20-F. These 2011 consolidated financial statements do not represent Prudential's statutory accounts for the purposes of the UK Companies Act 2006. The auditors have reported on the 2011 statutory accounts which have been delivered to the Registrar of Companies. The auditors' report was (i) unqualified, (ii) did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying their report and (iii) did not contain a statement under section 498(2) or (3) of the Companies Act 2006.

        The accounting policies applied by the Group in determining the IFRS basis results in this report are the same as those previously applied in the Group's consolidated financial statements for the year ended 31 December 2011, except for the adoption of altered US GAAP reporting requirements for Group IFRS report as described below.

B:    Adoption of altered US GAAP reporting requirements for Group IFRS reporting in 2012

Background

        In October 2010, the Emerging Issues Trust Force of the US Financial Accounting Standards Board issued update No 2010-26 on 'Accounting for Costs Associated with Acquiring or Renewing Insurance Contracts' (the 'Update'). The Update was issued to address perceived diversity by companies preparing financial statements in accordance with US GAAP as regards the types of acquisition costs being deferred. Under US GAAP, costs that can be deferred and amortised are those that 'vary with and are primarily related to the acquisition of insurance contracts'. The Update requires insurers to capitalise only those incremental costs directly relating to acquiring a contract for financial statements for reporting periods beginning after 15 December 2011. All other indirect acquisition expenses are required to be charged to the income statements as incurred expenses. Accordingly, the main impact of the Update is to disallow insurers from deferring costs that are not directly related to successful sales.

        The Group's IFRS accounting policies include that under IFRS 4, 'Insurance Contracts', insurance assets and liabilities other than those for UK regulated with-profits funds, are measured using the GAAP basis applied prior to IFRS adoption in 2005. On this basis insurance assets and liabilities are measured

Prudential plc and subsidiaries
Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

30 June 2012

B:    Adoption of altered US GAAP reporting requirements for Group IFRS reporting in 2012 (Continued)

under the UK Modified Statutory Basis (MSB) which was codified by the Statement of Recommended Practice (SORP) on accounting for insurance business issued by the Association of British Insurers (ABI) in 2003. The MSB requires the deferral of acquisition costs and, in the first instance, the use of a gross premium valuation basis of liability measurement unless a net premium valuation basis is required by the regulator. However, the SORP also permits the use of local GAAP subject to the requirement for adjustments to be made to ensure sufficient consistency of measurement under the UK GAAP framework under which the SORP was developed.

        In applying this overarching basis, the Group has chosen to apply US GAAP for measuring the insurance assets and liabilities of Jackson. In addition, for the Group's operations in India, Japan, Taiwan and Vietnam, where the local GAAP basis would not be appropriate as the start point for deriving MSB insurance asset and liabilities, the measurement has been determined substantially by reference to US GAAP requirements.

        For half year 2012, the Group has the option to either continue with its current basis of measurement or improve its accounting policy under IFRS4 to acknowledge the issuance of the Update. Prudential has chosen to improve its accounting policy in 2012 to apply the US GAAP update, on a retrospective basis, to the results of Jackson and the four Asia operations.

        The half year and full year 2011 comparatives in these condensed consolidated interim financial statements have been adjusted accordingly for the retrospective application of this Update.

Effect of change in accounting policy

(a)
The effect of the change in accounting policy for deferred acquisition costs (DAC) on the income statement, earnings per share, comprehensive income, changes in equity and statement of financial position is shown in the tables below.

Prudential plc and subsidiaries
Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

30 June 2012

B:    Adoption of altered US GAAP reporting requirements for Group IFRS reporting in 2012 (Continued)

Condensed Consolidated Income Statements

	Half year 2012				Half year 2011
	Under previous basis	Effect of change		Under new policy	As reported under previous basis	Effect of change		Under new policy

	£m	£m		£m	£m	£m		£m
Total revenue, net of reinsurance	23,881	—		23,881	21,603	—		21,603
Acquisition costs and other expenditure	(2,520)	(72)		(2,592)	(2,615)	(50)		(2,665)
Total other charges, net of reinsurance	(19,990)	—		(19,990)	(17,730)	—		(17,730)

Profit before tax (being tax attributable to shareholders' and policyholders' returns)	1,371	(72)		1,299	1,258	(50)		1,208
(Less) Add tax (charge) credit attributable to policyholders' returns	(40)	—		(40)	(94)	—		(94)

Profit before tax attributable to shareholders	1,331	(72)		1,259	1,164	(50)		1,114

Total tax charge attributable to policyholders and shareholders	(371)	24		(347)	(395)	18		(377)
Adjustment to remove tax charge (credit) attributable to policyholders' returns	40	—		40	94	—		94

Tax charge attributable to shareholders' returns	(331)	24		(307)	(301)	18		(283)

Profit for the period	1,000	(48)		952	863	(32)		831

Profit for the period attributable to equity holders of the Company	1,000	(48)		952	861	(32)		829

Earnings per share (in pence)
Based on profit attributable to the equity holders of the Company:
Basic	39.4p	(1.9)	p	37.5p	34.0p	(1.3)	p	32.7p
Diluted	39.4p	(1.9)	p	37.5p	33.9p	(1.3)	p	32.6p

Prudential plc and subsidiaries
Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

30 June 2012

B:    Adoption of altered US GAAP reporting requirements for Group IFRS reporting in 2012 (Continued)

Condensed Consolidated Statements of Comprehensive Income and Statements of Changes in Equity

	Half year 2012			Half year 2011
	Under previous basis	Effect of change	Under new policy	As reported under previous basis	Effect of change	Under new policy

	£m	£m	£m	£m	£m	£m
Profit for the period	1,000	(48)	952	863	(32)	831
Exchange movements on foreign operations and net investment hedges, net of related tax	(56)	2	(54)	(75)	13	(62)

Unrealised valuation movements on securities of US insurance operations classified as available-for-sale	482	—	482	237	—	237
Related change in amortisation of deferred income and acquisition costs	(211)	30	(181)	(97)	26	(71)
Related tax	(94)	(11)	(105)	(49)	(8)	(57)

Total	177	19	196	91	18	109
Total comprehensive income for the period	1,121	(27)	1,094	879	(1)	878

Total comprehensive income for the period attributable to equity holders of the Company	1,121	(27)	1,094	877	(1)	876

Net increase in shareholders' equity	755	(27)	728	470	(1)	469
At beginning of period	9,117	(553)	8,564	8,031	(510)	7,521

At end of period	9,872	(580)	9,292	8,501	(511)	7,990

Prudential plc and subsidiaries
Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

30 June 2012

B:    Adoption of altered US GAAP reporting requirements for Group IFRS reporting in 2012 (Continued)

Condensed Consolidated Statements of Financial Position

	30 Jun 2012			31 Dec 2011
	Under previous basis	Effect of change	Under new policy	As reported under previous basis	Effect of change	Under new policy

	£m	£m	£m	£m	£m	£m
Assets
Intangible assets attributable to shareholders:
Deferred acquisition costs and other
intangible assets	5,207	(874)	4,333	5,069	(835)	4,234
Total other assets	278,292	—	278,292	268,511	—	268,511

Total assets	283,499	(874)	282,625	273,580	(835)	272,745

Liabilities
Deferred tax liabilities	4,207	(294)	3,913	4,211	(282)	3,929
Total other liabilities	269,386	—	269,386	260,209	—	260,209

Total liabilities	273,593	(294)	273,299	264,420	(282)	264,138

Equity
Shareholders' equity	9,872	(580)	9,292	9,117	(553)	8,564
Non-controlling interests	34	—	34	43	—	43

Total equity	9,906	(580)	9,326	9,160	(553)	8,607

(b)
The effect of the change in accounting policy for deferred acquisition costs on the Group's supplementary analysis of profit is shown in the table below.

Prudential plc and subsidiaries
Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

30 June 2012

B:    Adoption of altered US GAAP reporting requirements for Group IFRS reporting in 2012 (Continued)

Segment disclosure—income statement

	Half year 2012				Half year 2011
	Under previous basis	Effect of change		Under new policy	As reported under previous basis	Effect of change		Under new policy

	£m	£m		£m	£m	£m		£m
Operating profit based on longer-term investment returns
Asia insurance operations(note (i))	411	(5)		406	324	(2)		322
US insurance operations(note (ii))	491	(49)		442	368	(28)		340
Other operations	314	—		314	366	—		366

Total	1,216	(54)		1,162	1,058	(30)		1,028
Short-term fluctuations in investment returns on shareholder-backed business	(14)	(18)		(32)	113	(20)		93
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	87	—		87	(7)	—		(7)
Gain on dilution of Group holdings	42	—		42	—	—		—

Profit before tax attributable to shareholders	1,331	(72)		1,259	1,164	(50)		1,114

Basic EPS based on operating profit based on longer-term investment returns after tax and non-controlling interests	36.0p	(1.5)	p	34.5p	32.2p	(0.8)	p	31.4p
Basic EPS based on total profit after tax and non-controlling interests	39.4p	(1.9)	p	37.5p	34.0p	(1.3)	p	32.7p

Notes on the effect of the change in the accounting policy on operating profit based on longer-term investment returns

(i)
Asia insurance operations

	Half year 2012	Half year 2011
	Effect of change	Effect of change

	£m	£m
New Business
Acquisition costs on new contracts not able to be deferred	(5)	(10)
Business in force at beginning of period
Reduction in amortisation on reduced DAC balance	—	8

Total	(5)	(2)

Prudential plc and subsidiaries
Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

30 June 2012

B:    Adoption of altered US GAAP reporting requirements for Group IFRS reporting in 2012 (Continued)

(ii)
US insurance operations

	Half year 2012	Half year 2011
	Effect of change	Effect of change

	£m	£m
New Business
Acquisition costs on new contracts not able to be deferred	(82)	(80)
Business in force at beginning of period
Reduction in amortisation on reduced DAC balance	33	52

Total	(49)	(28)

Prudential plc and subsidiaries
Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

30 June 2012
C:    Segment disclosure—income statement

	Half year 2012	Half year 2011*

	£m	£m
Asia operations
Insurance operations(note E(i))	409	324
Development expenses	(3)	(2)

Total Asia insurance operations after development expenses	406	322
Eastspring Investments	34	43

Total Asia operations	440	365

US operations
Jackson (US insurance operations)(note E(ii))	442	340
Broker-dealer and asset management	17	17

Total US operations	459	357

UK operations
UK insurance operations:
Long-term business(note E(iii))	336	332
General insurance commission(note (i))	17	21

Total UK insurance operations	353	353
M&G	199	199

Total UK operations	552	552

Total segment profit	1,451	1,274

Other income and expenditure
Investment return and other income	5	5
Interest payable on core structural borrowings	(140)	(140)
Corporate expenditure(note H)	(120)	(118)

Total	(255)	(253)

RPI to CPI inflation measure change on defined benefit pension schemes(note (ii))	—	42
Solvency II implementation costs	(27)	(27)
Restructuring costs(note (iii))	(7)	(8)

Operating profit based on longer-term investment returns	1,162	1,028
Short-term fluctuations in investment returns on shareholder-backed business(note F)	(32)	93
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes(note (iv))	87	(7)
Gain on dilution of Group holdings(note G)	42	—

Profit before tax attributable to shareholders	1,259	1,114

Prudential plc and subsidiaries
Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

30 June 2012

C:    Segment disclosure—income statement (Continued)

	Half year 2012	Half year 2011*

Basic EPS based on operating profit based on longer-term investment returns after tax and non-controlling interests(note L)	34.5p	31.4p
Basic EPS based on total profit after tax and non-controlling interests(note L)	37.5p	32.7p

*
The 2011 comparative results have been adjusted from those previously published for the retrospective application of the improvement in accounting policy described in note B.

Notes

(i)
UK operations transferred its general insurance business to Churchill Insurance in 2002. General insurance commission represents the net commission receivable net of expenses for Prudential-branded general insurance products as part of this arrangement.

(ii)
During the first half of 2011 the Group altered its inflation measure basis for future statutory increases to pension payments for certain tranches of its UK defined benefit pension schemes. This reflected the UK Government's decision to replace the basis of indexation from Retail Price Index (RPI) with Consumer Price Index (CPI). This resulted in a credit to the operating profit before tax in half year and full year 2011 of £42 million.

(iii)
Restructuring costs are incurred in the UK and represent one-off expenses incurred in securing expense savings.

(iv)
For the 2011 comparatives, the shareholders' share of actuarial and other gains and losses on defined benefit pension schemes comprises the aggregate effect of actual less expected returns on scheme assets, experience gains and losses, the effect of changes in assumptions and altered provisions for deficit funding, where relevant. For half year 2012, these items also apply. However, the shareholders' share of actuarial and other gains and losses on defined benefit pension schemes also includes £51 million for the effect of partial recognition of surplus of the main Prudential Staff Pension Scheme (PSPS). This credit arises from altered funding arrangement following the 5 April 2011 triennial valuation. Additional details are provided in note X.

Determining operating segments and performance measure of operating segments

        The Group's operating segments determined in accordance with IFRS 8, 'Operating Segments', are as follows:

Insurance operations

  •
  Asia

  •
  US (Jackson)

  •
  UK

Asset management operations

  •
  M&G (including Prudential Capital)

  •
  Eastspring Investments

  •
  US broker-dealer and asset management (including Curian)

        The Group's operating segments are also its reportable segments with the exception of Prudential Capital which has been incorporated into the M&G operating segment for the purposes of segment reporting.

Prudential plc and subsidiaries
Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

30 June 2012

C:    Segment disclosure—income statement (Continued)

        The performance measure of operating segments utilised by the Company is IFRS operating profit attributable to shareholders based on longer-term investment returns. This measure excludes the recurrent items of short-term fluctuations in investment returns and the shareholders' share of actuarial and other gains and losses on defined benefit pension schemes. In addition for half year 2012, this measure excluded a gain arising upon the dilution of the Group's holding in PPM South Africa. Operating earnings per share is calculated on operating profit based on longer-term investment returns, after tax and non-controlling interests.

        Segment results that are reported to the Group Executive Committee include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items are mainly in relation to the Group Head Office and the Asia Regional Head Office.

        Except in the case of the assets backing the UK annuity business, unit-linked and US variable annuity separate account liabilities, operating profit based on longer-term investment returns for shareholder-financed business is determined on the basis of expected longer-term investment returns. In the case of assets backing the UK annuity business, unit-linked and US variable annuity separate account liabilities, the basis of determining operating profit based on longer-term investment returns is as follows:

  •
  Assets backing UK annuity business liabilities. For UK annuity business, policyholder liabilities are determined by reference to current interest rates. The value movements of the assets covering liabilities are closely correlated with the related change in liabilities. Accordingly, asset value movements are recorded within the 'operating results based on longer-term investment returns'. Policyholder liabilities include a margin for credit risk. Variations between actual and best estimate expected impairments are recorded as a component of short-term fluctuations in investment returns.

  •
  Assets backing unit-linked and US variable annuity business separate account liabilities. For such business, the policyholder unit liabilities are directly reflective of the asset value movements. Accordingly, the operating results based on longer-term investment returns reflect the current period value movements in unit liabilities and the backing assets.

        In the case of other shareholder-financed business, the measurement of operating profit based on longer-term investment returns reflects the particular features of long-term insurance business where assets and liabilities are held for the long-term and for which the accounting basis for insurance liabilities under current IFRS is not generally conducive to demonstrating trends in underlying performance of life businesses exclusive of the effects of short-term fluctuations in market conditions. In determining the profit on this basis, the following key elements are applied to the results of the Group's shareholder-financed operations.

(a)   Debt and equity-type securities

        Longer-term investment returns for both debt and equity-type securities comprise longer-term actual income receivable for the period (interest/dividend income) and longer-term capital returns.

        In principle, for debt securities, the longer-term capital returns comprise two elements. The first element is a risk margin reserve (RMR) based charge for the expected level of defaults for the period, which is determined by reference to the credit quality of the portfolio. The difference between

Prudential plc and subsidiaries
Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

30 June 2012

C:    Segment disclosure—income statement (Continued)

impairment losses in the reporting period and the RMR charge to the operating result is reflected in short-term fluctuations in investment returns. The second element is for the amortisation of interest-related realised gains and losses to operating results based on longer-term investment returns to the date when sold bonds would have otherwise matured.

        The shareholder-backed operation for which the distinction between impairment losses and interest-related realised gains and losses is in practice relevant to a significant extent is Jackson. Jackson has used the ratings by Nationally Recognised Statistical Ratings Organisations (NRSRO) or ratings resulting from the regulatory ratings detail issued by the National Association of Insurance Commissioners (NAIC) developed by external third parties such as PIMCO or BlackRock Solutions to determine the average annual RMR. Further details of the RMR charge, as well as the amortisation of interest-related realised gains and losses, for Jackson are shown in note F(iii).

        For debt securities backing non-linked shareholder-financed business of the UK insurance operations (other than the annuity business) and of the Asia insurance operations, the realised gains and losses are principally interest related. Accordingly, all realised gains and losses to date for these operations are being amortised over the period to the date those securities would otherwise have matured, with no explicit RMR charge.

        At 30 June 2012 the level of unamortised interest-related realised gains and losses related to previously sold bonds for the Group was a net gain of £443 million (30 June 2011: £390 million).

        For equity-type securities, the longer-term rates of return are estimates of the long-term trend investment return for income and capital having regard to past performance, current trends and future expectations. Equity-type securities held for shareholder-financed operations other than the UK annuity business, unit-linked and US variable annuity are of significance for the US and Asia insurance operations. Different rates apply to different categories of equity-type securities.

        As at 30 June 2012, the equity-type securities for US insurance non-separate account operations amounted to £1,017 million (30 June 2011: £862 million). For these operations, the longer-term rates of return for income and capital applied in half year 2012 are as follows.

	Half year 2012	Half year 2011

Equity-type securities such as common and preferred stock and portfolio holdings in mutual funds	5.6% to 6.2%	7.1% to 7.5%
Other equity-type securities such as investments in limited partnerships and private equity funds	7.6% to 8.2%	9.1% to 9.5%

        For Asia insurance operations, investments in equity securities held for non-linked shareholder-financed operations amounted to £741 million as at 30 June 2012 (30 June 2011: £449 million). Of this balance, £106 million (30 June 2011: £122 million) related to the Group's 7.74 per cent (30 June 2011: 8.66 per cent) stake in China Life Insurance Company of Taiwan. This £106 million (30 June 2011: £122 million) investment is in the nature of a trade investment for which the determination of longer-term investment returns is on the basis as described in note (e) below. For the investments

Prudential plc and subsidiaries
Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

30 June 2012

C:    Segment disclosure—income statement (Continued)

representing the other equity securities which had period end balances of £635 million (30 June 2011: £327 million), the rates of return applied in half year 2012 and 2011 ranged from 1.0 per cent to 13.8 per cent with the rates applied varying by territory.

        The longer-term rates of return discussed above for equity-type securities are determined after consideration by the Group's in-house economists of long-term expected real government bond returns, equity risk premium and long-term inflation. These rates are broadly stable from period to period but may be different between countries, reflecting, for example, differing expectations of inflation in each territory. The assumptions are for returns expected to apply in equilibrium conditions. The assumed rates of return do not reflect any cyclical variability in economic performance and are not set by reference to prevailing asset valuations.

(b)   US variable and fixed index annuity business

        The following value movements for Jackson's variable and fixed index annuity business are excluded from operating profit based on longer-term investment returns:

  •
  Fair value movements for equity-based derivatives;

  •
  Fair value movements for embedded derivatives for Guaranteed Minimum Withdrawal Benefit (GMWB) 'not for life' and fixed index annuity business, and Guaranteed Minimum Income Benefit (GMIB) reinsurance (see note);

  •
  Movements in accounts carrying value of Guaranteed Minimum Death Benefit (GMDB) and GMWB 'for life' liabilities, for which, under the 'grandfathered' US GAAP applied under IFRS for Jackson's insurance assets and liabilities, the measurement basis gives rise to a muted impact of current period market movements;

  •
  Fee assessments and claim payments, in respect of guarantee liabilities; and

  •
  Related changes to amortisation of deferred acquisition costs for each of the above items.

Note: US operations—Embedded derivatives for variable annuity guarantee features

        The GMIB liability, which is fully reinsured, subject to a deductible and annual claim limits, is accounted for in accordance with FASB ASC Subtopic 944-80 Financial Services—Insurance—Separate Accounts (formerly SOP 03-1) under IFRS using 'grandfathered' US GAAP. As the corresponding reinsurance asset is net settled, it is considered to be a derivative under IAS 39, 'Financial Instruments: Recognition and Measurement', and the asset is therefore recognised at fair value. As the GMIB benefit is economically reinsured the mark to market element of the reinsurance asset is included as a component of short-term fluctuations in investment returns.

(c)   Other derivative value movements

        Generally, derivative value movements are excluded from operating results based on longer-term investment returns (unless those derivative value movements broadly offset changes in the accounting value of other assets and liabilities included in operating profit based on longer-term investment returns). The principal example of non-equity based derivatives (for example interest rate swaps and swaptions) whose value movements are excluded from operating profit based on longer-term investment returns

Prudential plc and subsidiaries
Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

30 June 2012

C:    Segment disclosure—income statement (Continued)

arises in Jackson. Non-equity based derivatives are primarily held by Jackson as part of a broadly-based hedging programme for features of Jackson's bond portfolio (for which value movements are booked in the statement of comprehensive income rather than the income statement), product liabilities (for which US GAAP accounting as 'grandfathered' under IFRS 4 does not fully reflect the economic features being hedged), and the interest rate exposure attaching to equity-based embedded derivatives.

(d)   Other liabilities to policyholders and embedded derivatives for product guarantees

        Under IFRS, the degree to which the carrying values of liabilities to policyholders are sensitive to current market conditions varies between territories depending upon the nature of the 'grandfathered' measurement basis. In general, in those instances where the liabilities are particularly sensitive to routine changes in market conditions, the accounting basis is such that the impact of market movements on the assets and liabilities is broadly equivalent in the income statement, and operating profit based on longer-term investments returns is not distorted. In these circumstances, there is no need for the movement in the liability to be bifurcated between the elements that relate to longer-term market conditions and short-term effects.

        However, some types of business movements in liabilities do require bifurcation to ensure that at the net level (ie after allocated investment return and change for policyholder benefits) the operating result reflects longer-term market returns.

        Examples where such bifurcation is necessary are:

(i)    Asia

  •
  Vietnam participating business

        For the participating business in Vietnam the liabilities include policyholders' interest in investment appreciation and other surplus. Bonuses paid in a reporting period and accrued policyholders' interest in investment appreciation and other surpluses primarily reflect the level of realised investment gains above contract specific hurdle levels. For this business, operating profit based on longer-term investment returns includes the aggregate of longer-term returns on the relevant investments, a credit or charge equal to movements on the liability for the policyholders' interest in realised investment gains (net of any recovery of prior deficits on the participating pool), less amortisation over five years of current and prior movements on such credits or charges.

        The overall purpose of these adjustments is to ensure that investment returns included in operating results equal longer-term returns but that in any one reporting period movements on liabilities to policyholders caused by investment returns are substantially matched in the presentation of the supplementary analysis of profit before tax attributable to policyholders.

  •
  Non-participating business

        Bifurcation for the effect of determining the movement in the carrying value of liabilities to be included in operating results based on longer-term investment returns, and the residual element for the effect of using year end rates is included in short-term fluctuations and in the income statement.

Prudential plc and subsidiaries
Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

30 June 2012

C:    Segment disclosure—income statement (Continued)

  •
  Guaranteed Minimum Death Benefit (GMDB) product features

        For unhedged GMDB liabilities accounted for under IFRS using 'grandfathered' US GAAP, such as in the Japanese business, the change in carrying value is determined under FASB ASC subtopic 944-80, Financial Services—Insurance—Separate Accounts (formerly SOP 03-1), which partially reflects changes in market conditions. Under the company's segmental basis of reporting the operating profit based on longer-term investment returns reflects the change in liability based on longer-term market conditions with the difference between the charge to the operating result and the movement reflected in the total result included in short-term fluctuations in investment returns.

(ii)   UK shareholder-backed annuity business

        The operating result based on longer-term investment returns reflects the impact of value movements on policyholder liabilities for annuity business in PRIL and the PAC non-profit sub-fund after adjustments to allocate the following elements of the movement to the category of 'short-term fluctuations in investment returns' in the Group's supplementary analysis of profit:

  (i)
  The impact on credit risk provisioning of actual upgrades and downgrades during the period; and

  (ii)
  Credit experience compared to assumptions.

        Credit experience reflects the impact of defaults and other similar experience, such as asset exchanges arising from debt restructuring by issuers that include effectively an element of permanent impairment of the security held. Negative experience compared to assumptions is included within short-term fluctuations in investment returns without further adjustment. This is to be contrasted with positive experience where surpluses are retained in short-term allowances for credit risk for IFRS reporting purposes.

        The effects of other changes to credit risk provisioning are included in the operating result, as is the net effect of changes to the valuation rate of interest due to portfolio rebalancing to align more closely with management benchmark.

(e)   Fund management and other non-insurance businesses

        For these businesses, the particular features applicable for life assurance noted above do not apply. For these businesses it is inappropriate to include returns in the operating result on the basis described above. Instead, it is appropriate to generally include realised gains and losses (including impairments) in the operating result with unrealised gains and losses being included in short-term fluctuations. For this purpose impairments are calculated as the credit loss determined by comparing the projected cash flows discounted at the original effective interest rate to the carrying value. In some instances it may also be appropriate to amortise realised gains and losses on derivatives and other financial instruments to operating results over a time period that reflects the underlying economic substance of the arrangements.

Prudential plc and subsidiaries
Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

30 June 2012

C:    Segment disclosure—income statement (Continued)

Additional segmental analysis of revenue

        The additional segmental analyses of revenue from external customers excluding investment return and net of outward reinsurance premiums are as follows:

	Half year 2012
	Asia	US	UK	Intra-group	Total

	£m	£m	£m	£m	£m
Revenue from external customers:
Insurance operations	3,871	7,063	3,374	—	14,308
Asset management	136	357	462	(154)	801
Unallocated corporate	—	—	10	—	10
Intra-group revenue eliminated on consolidation	(42)	(36)	(76)	154	—

Total	3,965	7,384	3,770	—	15,119

	Half year 2011
	Asia	US	UK	Intra-group	Total

	£m	£m	£m	£m	£m
Revenue from external customers:
Insurance operations	3,568	6,664	2,872	(10)	13,094
Asset management	129	332	448	(152)	757
Unallocated corporate	—	—	2	—	2
Intra-group revenue eliminated on consolidation	(41)	(35)	(86)	162	—

Total	3,656	6,961	3,236	—	13,853

        Total Group revenue by type from external customers comprises:

	Half year 2012	Half year 2011

	£m	£m
Earned premiums, net of reinsurance	14,111	12,930
Fee income from investment contract business and asset management (presented as 'Other income')	1,008	923

Total revenue from external customers	15,119	13,853

        In their capacity as fund managers to fellow Prudential Group subsidiaries, M&G, Eastspring Investments and the US asset management businesses generate fees for investment management and related services. These services are charged at appropriate arm's length prices, typically priced as a

Prudential plc and subsidiaries
Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

30 June 2012

C:    Segment disclosure—income statement (Continued)

percentage of funds under management. Intra-group fees included within asset management revenue were earned by the following asset management segment:

	Half year 2012	Half year 2011

	£m	£m
Intra-group revenue generated by:
M&G	76	76
Asia	42	41
US broker-dealer and asset management (including Curian)	36	35

Total intra-group fees included within asset management segment	154	152

        At half year 2011 a further £10 million of intra-group revenue was recorded between UK insurance operations.

        Revenue from external customers of Asia, US and UK insurance operations shown above are net of outwards reinsurance premiums of £85 million, £38 million, and £67 million respectively (half year 2011: £79 million, £37 million and £62 million respectively).

Prudential plc and subsidiaries
Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

30 June 2012

D:    Profit before tax—Asset management operations

        The profit included in the income statement in respect of asset management operations is as follows:

	M&G	US	Eastspring Investments (note (iv))	Half year 2012	Half year 2011

	£m	£m	£m	£m	£m
Revenue (excluding revenue of consolidated investment funds and NPH broker-dealer fees)	607	142	138	887	802
Revenue of consolidated investment funds(note (i))	(24)	—	—	(24)	18
NPH broker-dealer fees(note (i))	—	215	—	215	207

Gross revenue *	583	357	138	1,078	1,027

Charges (excluding charges of consolidated investment funds and NPH broker-dealer fees)	(298)	(125)	(104)	(527)	(534)
Charges of consolidated investment funds(note (i))	24	—	—	24	(18)
NPH broker-dealer fees(note (i))	—	(215)	—	(215)	(207)

Gross charges	(274)	(340)	(104)	(718)	(759)

Profit before tax	309	17	34	360	268

Comprising:
Operating profit based on longer-term investment returns(note (ii))	199	17	34	250	259
Short-term fluctuations in investment returns(note (iii))	41	—	—	41	13
Shareholder's share of actuarial gains and losses on defined benefit pension schemes	27	—	—	27	(4)
Gain on dilution of Group holdings(note G)	42	—	—	42	—

Profit before tax	309	17	34	360	268

*
For half year 2012 gross revenue includes the Group's share of results from the associate PPM South Africa. In prior years, PPM South Africa was treated as a subsidiary and accounted for accordingly.

Notes

(i)
Under IFRS, disclosure details of segment revenue are required. The segment revenue of the Group's asset management operations are required to include two items that are for amounts which, reflecting their commercial nature, are also wholly reflected as charges within the income statement. After allowing for these charges, there is no effect on profit from these two items which are:

(a)
Investment funds managed on behalf of third parties and are consolidated under IFRS in recognition of the control arrangements for the funds. The gains and losses of these funds are non-recourse to M&G and the Group; and

(b)
NPH broker-dealer fees which represent commissions received, which are then paid on to the writing brokers on sales of investment products.

  The presentation in the table above shows the amounts attributable to these two items so that the underlying revenue and charges can be seen.

Prudential plc and subsidiaries
Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

30 June 2012

D:    Profit before tax—Asset management operations (Continued)

(ii)
M&G operating profit based on longer-term investment returns:

	Half year 2012	Half year 2011**

	£m	£m
Asset management fee income	351	329
Other income	3	1
Staff costs	(120)	(125)
Other costs	(66)	(58)

Underlying profit before performance-related fees	168	147
Share of associate results	6	13
Performance-related fees	1	12

Operating profit from asset management operations	175	172
Operating profit from Prudential Capital	24	27

Total M&G operating profit based on longer-term investment returns	199	199

  **
  Following the divestment in the first half of 2012 of M&G's holding in PPM South Africa from 75 per cent to 47 per cent and its treatment from 2012 as an associate, M&G's operating income and expense no longer include any element from PPM South Africa, with the share of associate's results being presented in a separate line. The table above reflects the retrospective application of this basis of presentation for half year 2011 and full year 2011 results. Total profit remains the same.

  The difference between the fees and other income shown above in respect of asset management operations, and the revenue figure for M&G shown (excluding consolidated investment funds) in the main table primarily relates to total revenue of Prudential Capital (including short-term fluctuations) of £99 million (half year 2011: £71 million) and commissions which have been netted off in arriving at the fee income of £351 million (half year 2011: £329 million) in the table above. The difference in the presentation of commission is aligned with how management reviews the business.

(iii)
Short-term fluctuations in investment returns for M&G are primarily in respect of unrealised value movements on Prudential Capital's bond portfolio.

(iv)
Included within Eastspring Investments revenue and charges are £41 million of commissions (half year 2011: £30 million).

E      Key assumptions, estimates and bases used to measure insurance assets and liabilities

(i)    Asian insurance operations

        In half year 2012, IFRS operating profit based on longer-term investment returns for Asia insurance operations included a net £17 million credit arising from a small number of items that are not anticipated to reoccur in future periods (half year 2011: £25 million).

(ii)   US insurance operations

Amortisation of deferred acquisition costs

        Under the Group's basis of applying IFRS 4, the insurance assets and liabilities of Jackson's traditional life business are accounted for under US GAAP. In line with industry practice, Jackson applies the mean reversion technique method for amortisation of deferred acquisition costs which dampens the effects of short-term market movements on expected gross profits against which deferred acquisition costs are amortised. To the extent that the mean reversion methodology does not fully dampen the effects of market returns there is a charge or credit for accelerated or decelerated amortisation. For half year 2012, reflecting the positive market returns in the period, there was a credit for decelerated amortisation of £25 million (half year 2011: charge for accelerated amortisation £66 million), as explained in note Q.

Prudential plc and Subsidiaries
Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

30 June 2012

E      Key assumptions, estimates and bases used to measure insurance assets and liabilities (Continued)

(iii)  UK insurance operations

Annuity business: allowance for credit risk

        For IFRS reporting, the results for UK shareholder-backed annuity business are particularly sensitive to the allowances made for credit risk. The allowance is reflected in the deduction from the valuation rate of interest for discounting projected future annuity payments to policyholders that would have otherwise applied. Since mid-2007 there has been a significant increase in the actual and perceived credit risk associated with corporate bonds as reflected in the significant widening that has occurred in corporate bond spreads. Although bond spreads over swap rates have narrowed from their peak in March 2009, they are still high compared with the levels seen in the years immediately preceding the start of the dislocated markets in 2007. The allowance that should therefore be made for credit risk remains a particular area of judgement.

        The additional yield received on corporate bonds relative to swaps can be broken into the following constituent parts:

  (a)
  the expected level of future defaults;

  (b)
  the credit risk premium that is required to compensate for the potential volatility in default levels;

  (c)
  the liquidity premium that is required to compensate for the lower liquidity of corporate bonds relative to swaps; and

  (d)
  the mark to market risk premium that is required to compensate for the potential volatility in corporate bond spreads (and hence market values) at the time of sale.

        The sum of (c) and (d) is often referred to as 'liquidity premium'.

        The allowance for credit risk comprises (i) an amount for long-term best estimate defaults and (ii) additional provisions for credit risk premium, downgrade resilience, and short-term defaults.

Prudential plc and Subsidiaries
Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

30 June 2012

E      Key assumptions, estimates and bases used to measure insurance assets and liabilities (Continued)

        The weighted components of the bond spread over swap rates for shareholder-backed fixed and linked annuity business for PRIL at 30 June 2012 and 30 June 2011, based on the asset mix at the relevant balance sheet date are shown below.

30 June 2012

	Pillar I regulatory basis	Adjustment from regulatory to IFRS basis	IFRS

	(bps)	(bps)	(bps)
Bond spread over swap rates(note (i))	191	—	191

Credit risk allowance:
Long-term expected defaults(note (ii))	16	—	16
Additional provisions(note (iii))	50	(23)	27

Total credit risk allowance	66	(23)	43

Liquidity premium	125	23	148

30 June 2011

	Pillar I regulatory basis	Adjustment from regulatory to IFRS basis	IFRS

	(bps)	(bps)	(bps)
Bond spread over swap rates(note (i))	151	—	151

Credit risk allowance:
Long-term expected defaults(note (ii))	16	—	16
Additional provisions(note (iii))	51	(25)	26

Total credit risk allowance	67	(25)	42

Liquidity premium	84	25	109

Notes

(i)
Bond spread over swap rates reflect market observed data.

(ii)
Long-term expected defaults are derived by applying Moody's data from 1970 to 2009 and the definition of the credit rating used is the second highest credit rating published by Moody's, Standard and Poor's and Fitch.

(iii)
Additional provisions comprise credit risk premium, which is derived from Moody's data from 1970 to 2009, an allowance for a 1-notch downgrade of the portfolio subject to credit risk, and an additional allowance for short-term defaults.

        The prudent Pillar 1 regulatory basis reflects the overriding objective of ensuring sufficient provisions and capital to ensure payments to policyholders can be made. The approach for IFRS aims to establish liabilities that are closer to 'best estimate'.

Prudential plc and Subsidiaries
Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

30 June 2012

E      Key assumptions, estimates and bases used to measure insurance assets and liabilities (Continued)

Movement in the credit risk allowance for PRIL in the six months ended 30 June 2012

        The movement in the first half of 2012 of the average basis points allowance for PRIL on IFRS basis is as follows:

	Pillar 1 Regulatory basis	IFRS
	Total	Total

	(bps)	(bps)
Total allowance for credit risk at 31 December 2011	66	42
Credit rating changes	2	1
Asset trading	—	—
Asset mix (effect of market value movements)	—	—
New business and other	(2)	—

Total allowance for credit risk at 30 June 2012	66	43

        For half year 2011 and other prior periods, favourable credit experience was retained in short-term allowances for credit risk on both the Pillar 1 and IFRS bases. From full year 2011 onwards the methodology applied is to continue to retain such surplus experience in the IFRS credit provisions but not for Pillar 1.

        Overall the movement has led to the credit allowance for Pillar 1 purposes to be 35 per cent (30 June 2011: 45 per cent) of the bond spread over swap rates. For IFRS purposes it represents 22 per cent (30 June 2011: 28 per cent) of the bond spread over swap rates.

        The reserves for credit risk allowance at 30 June 2012 for the UK shareholder annuity fund were as follows:

	Pillar 1 Regulatory basis	IFRS
	Total	Total

	£bn	£bn
PRIL	1.9	1.2
PAC non-profit sub-fund	0.2	0.1

Total—30 June 2012	2.1	1.3

Total—30 June 2011	1.8	1.1

Prudential plc and Subsidiaries
Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

30 June 2012

F      Short-term fluctuations in investment returns on shareholder-backed business

	Half year 2012	Half year* 2011

	£m	£m
Insurance operations:
Asia(note (ii))	42	14
US(note (iii))	(125)	7
UK(notes (iv))	5	44
Other operations:
Economic hedge value movement(note (v))	(15)	—
Other(note (vi))	61	28

Total(note (i))	(32)	93

Notes

(i)
General overview of defaults

  The Group did not experience any defaults on its shareholder-backed debt securities portfolio in half year 2012 and 2011.

(ii)
Asia insurance operations

The fluctuations for Asia insurance operations of positive £42 million in half year 2012 (half year 2011: £14 million) include a £13 million unrealised gain (half year 2011: £26 million) on the Group's 7.74 per cent stake (30 June 2011: 8.66 per cent) in China Life Insurance Company of Taiwan.

Prudential plc and Subsidiaries
Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

30 June 2012

F      Short-term fluctuations in investment returns on shareholder-backed business (Continued)

(iii)
US insurance operations

  The short-term fluctuations in investment returns for US insurance operations comprise the following items:

	Half year 2012	Half year* 2011

	£m	£m
Short-term fluctuations relating to debt securities:
Charges in the period
Defaults	—	—
Losses on sales of impaired and deteriorating bonds	(16)	(2)
Bond write downs	(25)	(14)
Recoveries/reversals	8	3

Total charges in the period(note (a))	(33)	(13)
Less: Risk margin charge included in operating profit based on longer-term investment returns(note (b))	38	35

	5	22

Interest related realised gains (losses):
Arising in the period	29	92
Less: Amortisation of gains and losses arising in current and prior years to operating profit based on longer-term investment returns	(44)	(43)

	(15)	49

Related change to amortisation of deferred acquisition costs	2	(9)

Total short-term fluctuations related to debt securities	(8)	62
Derivatives (other than equity related): market value movement (net of related change to amortisation of deferred acquisition costs)(note (c))	179	29
Net equity hedge results (net of related change to amortisation of deferred acquisition costs)(note (d))	(320)	(107)
Equity type investments: actual less longer-term return (net of related change to amortisation of deferred acquisition costs)(note C)	22	28
Other items (net of related change to amortisation of deferred acquisition costs)	2	(5)

Total	(125)	7

  *
  The 2011 comparative results have been adjusted from those previously published for the retrospective application of the improvement in accounting policy described in note B.

        The short-term fluctuations shown in the table above are stated net of the related change to amortisation of deferred acquisition costs of £80 million (half year 2011: £68 million). See note Q.

Prudential plc and Subsidiaries
Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

30 June 2012

F      Short-term fluctuations in investment returns on shareholder-backed business (Continued)

Notes

(a)
The charges on the debt securities of Jackson comprise the following:

	Defaults	Bond write downs	Losses on sale of impaired and deteriorating bonds	Recoveries/ reversals	Total Half year 2012	Total Half year 2011

	£m	£m	£m	£m	£m	£m
Residential mortgage-backed securities:
Prime (including agency)	—	(1)	(1)	3	1	(10)
Alt-A	—	—	(2)	3	1	(1)
Sub-prime	—	(3)	—	—	(3)	—

Total residential mortgage-backed securities	—	(4)	(3)	6	(1)	(11)
Corporate debt securities	—	—	(13)	1	(12)	(2)
Other	—	(21)	—	1	(20)	—

Total	—	(25)	(16)	8	(33)	(13)

(b)
The risk margin reserve (RMR) charge for longer-term credit-related losses included in operating profit based on longer-term investment returns for half year 2012 is based on an average annual RMR of 27 basis points (half year 2011: 25 basis points) on average book values of US$ 44.2 billion (half year 2011: US$ 44.5 billion) as shown below:

	Half year 2012				Half year 2011
Moody's rating category (or equivalent under NAIC ratings of MBS)	Average book value	RMR	Annual expected loss		Average book value	RMR	Annual expected loss

	US$m	%	US$m	£m*	US$m	%	US$m	£m*
A3 or higher	21,149	0.11	(23)	(15)	21,283	0.08	(16)	(10)
Baa1, 2 or 3	20,655	0.26	(54)	(34)	20,729	0.27	(55)	(34)
Ba1, 2 or 3	1,616	1.11	(18)	(11)	1,826	1.02	(19)	(12)
B1, 2 or 3	560	2.97	(17)	(11)	425	3.01	(13)	(8)
Below B3	174	3.77	(6)	(4)	221	3.87	(9)	(6)

Total	44,154	0.27	(118)	(75)	44,484	0.25	(112)	(70)

Related change to amortisation of deferred acquisition costs (see below)			18	11			22	14

Risk margin reserve charge to operating profit for longer-term credit related losses			100	(64)			(90)	(56)

  *
  Annual expected loss: Charge for the half year 2012 was £(38) million (half year 2011: £(35) million).

  Consistent with the basis of measurement of insurance assets and liabilities for Jackson's IFRS results, the charges and credits to operating profits based on longer-term investment returns are partially offset by related changes to amortisation of deferred acquisition costs.

(c)
The gain of £179 million (half year 2011: gain of £29 million) is principally for the value movement of non-equity freestanding derivatives held to manage interest rate exposures, and for the GMIB reinsurance asset that is considered to be a derivative under IAS 39.

Under IAS 39, unless hedge accounting is applied value movements on derivatives are recognised in the income statement. For the derivatives programme attaching to the general account business, the Group has continued its approach of not seeking to apply hedge accounting under IAS 39. This decision reflects the inherent constraints of IAS 39 for hedge accounting investments and life assurance assets and liabilities under 'grandfathered' US GAAP under IFRS 4.

Prudential plc and Subsidiaries
Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

30 June 2012

F      Short-term fluctuations in investment returns on shareholder-backed business (Continued)

(d)
The amount of £(320) million (half year 2011: £(107) million) relates to the net equity hedge accounting effect of the equity-based derivatives and associated guarantee liabilities of Jackson's variable and fixed index annuity business. The details of the value movements excluded from operating profit based on longer-term investment returns are as described in note C. The principal movements are for (i) value for free standing and GMWB 'not for life' embedded derivatives, (ii) accounting values for GMDB and GMWB 'for life' guarantees (iii) fee assessments and claim payments in respect of guarantee liabilities and (iv) related changes to DAC amortisation. In half year 2012, the charge of £(320) million principally reflects fair value movements on free standing futures contracts and short-dated options. The movements included within the net equity hedge result included the effect of lower interest rates for which the movement was particularly significant in 2011. The value movements on derivatives held to manage this and any other interest rate exposure are included in the £179 million (half year 2011: £29 million) described above in note (c).

In addition to the items discussed above, for US insurance operations, included within the statement of comprehensive income is an increase in net unrealised gains on debt securities classified as available-for-sale of £482 million (half year 2011: £237 million). Temporary market value movements do not reflect defaults or impairments. Additional details on the movement in the value of the Jackson portfolio are included in note U.

(iv)
UK insurance operations

  The short-term fluctuations gain for UK insurance operations of £5 million (half year 2011: £44 million) reflects net investment gains arising in the period on fixed income assets backing the capital of the annuity business.

(v)
Economic hedge value movement

  This item represents the value movement in the half year 2012 on short-dated hedge contracts to provide downside protection against severe UK equity market falls.

(vi)
Other

  Short-term fluctuations of other operations, in addition to the previously discussed economic hedge value movement, were positive £61 million (half year 2011: positive £28 million) representing unrealised value movements on investments, including centrally held swaps to manage foreign exchange and certain macro-economic exposures of the Group.

G     Changes to Group's holdings

PPM South Africa

        On 22 February 2012, M&G completed transactions to (i) exchange bonus share rights for equity holdings with the employees of PPM South Africa and (ii) the sale of a 10 per cent holding in the majority of the business to Thesele Group, a minority shareholder, for cash. Following these transactions M&G's majority holding in the business reduced from 75 per cent to 47 per cent. Under IFRS requirements, the divestment is accounted for as the disposal of the 75 per cent holding and an acquisition of a 47 per cent holding at fair value resulting in a reclassification of PPM South Africa from a subsidiary to an associate. As a consequence of the IFRS application, the transactions give rise to a gain on dilution of £42 million. This amount is accounted for in the Group's half year 2012 supplementary analysis of profit as a gain on dilution of holdings which is excluded from the Group's IFRS operating profit based on longer-term investment returns. The cash outflow arising from this change to the Group's holdings, as shown in the condensed consolidated statement of cash flows, was £23 million, representing cash and cash equivalents no longer consolidated net of the cash proceeds received.

Prudential plc and Subsidiaries
Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

30 June 2012

H     Acquisition costs and other expenditure

	Half year 2012	Half year 2011*

	£m	£m
Acquisition costs incurred	1,192	1,106
Acquisition costs deferred less amortisation of acquisition costs	(327)	(218)
Administration costs and other expenditure	1,746	1,764
Movements in amounts attributable to external unit holders	(19)	13

Total acquisition costs and other expenditure	2,592	2,665

*
The 2011 comparative results have been adjusted from those previously published for the retrospective application of the improvement in accounting policy described in note B.

        The acquisition costs as shown on the table above relate to policy acquisition costs. Acquisition costs from business combinations are included within other expenditure.

        Included within total acquisition costs and other expenditure is depreciation of £44 million (half year 2011: £45 million).

        The total amounts for acquisition costs and other expenditure shown above includes Corporate Expenditure shown in note C (Segment disclosure—income statement). The charge for Corporate Expenditure comprises:

	Half year 2012	Half year 2011

	£m	£m
Group head office	86	88
Asia regional office
Gross costs	45	48
Recharges to Asia operations	(11)	(18)

	34	30

Total	120	118

I       Allocation of investment return between policyholders and shareholders

        Investment return is attributable to policyholders and shareholders. A key feature of the accounting policies under IFRS is that the investment return included in the income statement relates to all investment assets of the Group, irrespective of whether the return is attributable to shareholders, to policyholders or to the unallocated surplus of with-profits funds, the latter two of which have no net

Prudential plc and Subsidiaries
Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

30 June 2012

I       Allocation of investment return between policyholders and shareholders (Continued)

impact on shareholders' profit. The table below provides a breakdown of the investment return for each regional operation attributable to each type of business.

	Half year 2012	Half year 2011

	£m	£m
Asia operations
Policyholders' returns:
Assets backing unit-linked liabilities	296	208
With-profits business	423	404

	719	612
Shareholders' returns	333	178

Total	1,052	790

US operations
Policyholders' returns:
Assets held to back (separate account) unit-linked liabilities	2,095	1,530

Shareholders' returns:
Realised gains and losses (including impairment losses on available-for-sale bonds)	(331)	81
Value movements on derivative hedging programme for general account business	252	93
Interest/dividend income and value movements on other financial instruments for which fair value movements are booked in the income statement	638	570

	559	744

Total	2,654	2,274

UK operations
Policyholders' returns:
Scottish Amicable Insurance Fund (SAIF)	289	303
Assets held to back unit-linked liabilities	534	657
With-profits fund (excluding SAIF)	3,000	2,808

	3,823	3,768

Shareholders' returns:
Prudential Retirement Income Limited (PRIL)	772	555
Other business	461	342

	1,233	897

Total	5,056	4,665

Prudential plc and Subsidiaries
Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

30 June 2012

I       Allocation of investment return between policyholders and shareholders (Continued)

	Half year 2012	Half year 2011

	£m	£m
Unallocated corporate
Shareholders' returns	—	21

Group Total
Policyholders' returns	6,637	5,910
Shareholders' returns	2,125	1,840

Total	8,762	7,750

        The returns as shown in the table above are delineated between those returns allocated to policyholders and those allocated to shareholders. In making this distinction, returns allocated to policyholders are those from investments in which shareholders have no direct economic interest, namely:

  •
  Unit-linked business in the UK, Asia and SAIF in the UK, for which the investment return is wholly attributable to policyholders;

  •
  Separate account business of US operations, the investment return of which is also wholly attributable to policyholders; and

  •
  With-profits business (excluding SAIF) in the UK and Asia (in which the shareholders' economic interest, and the basis of recognising IFRS basis profits, is restricted to a share of the actuarially determined surplus for distribution (in the UK 10 per cent)). Except for this surplus the investment return of the with-profit funds is attributable to policyholders (through the asset-share liabilities) or the unallocated surplus, which is accounted for as a liability under IFRS 4.

        The investment return related to the types of business above does not impact shareholders' profits directly. However there is an indirect impact, for example, investment-related fees or the effect of investment return on the shareholders' share of the cost of bonuses of with-profits funds.

        Investment returns for unit-linked and similar products have reciprocal impact on benefits and claims, with a decrease in market returns on the attached pool of assets affecting policyholder benefits on these products. Similarly for with-profits funds there is a close correlation between increases or decreases in investment returns and the level of combined charge for policyholder benefits and movement on unallocated surplus that arises from such returns.

Shareholders' returns

        For shareholder-backed non-participating business of the UK (comprising PRIL and other non-linked non-participating business) and of the Asia operations, the investment return is not directly attributable to policyholders and therefore does impact shareholders' profit directly. However, it should be noted that for UK shareholder-backed annuity business, principally PRIL, where the durations of asset and liability cash flows are closely matched, the discount rate applied to measure liabilities to policyholders (under 'grandfathered' UK GAAP and under IFRS 4) reflects movements in asset yields (after allowances for the future defaults) of the backing portfolios. Therefore, the net impact on the shareholders' profits

Prudential plc and Subsidiaries
Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

30 June 2012

I       Allocation of investment return between policyholders and shareholders (Continued)

of the investment return of the assets backing liabilities of the UK shareholder-backed annuity business is after taking into account the consequential effect on the movement in policyholder liabilities.

        Changes in shareholders' investment returns for US operations reflect primarily movements in the investment income, movements in the value of the derivative instruments held to manage the general account assets and liability portfolio, and realised gains and losses. However, separately, reflecting Jackson's types of business, an allocation is made to policyholders through the application of crediting rates.

        The majority of the investments held to back the US general account business are debt securities for which the available-for-sale designation is applied for IFRS basis reporting. Under this designation the return included in the income statement reflects the aggregate of investment income and realised gains and losses (including impairment losses). However, movements in unrealised appreciation or depreciation are recognised in other comprehensive income. The return on these assets is attributable to shareholders.

J      Benefits and claims and movements in unallocated surplus of with-profits funds, net of reinsurance

        Benefits and claims represent payments, including final bonuses, to policyholders in respect of maturities, surrenders and deaths plus the change in technical provisions (which primarily represents the movement in amounts owed to policyholders). Benefits and claims are amounts attributable to policyholders. The movement in unallocated surplus of with-profits funds represents the transfer to (from) the unallocated surplus each year through a (charge) credit to the income statement of the annual excess (shortfall) of income over expenditure of the with-profits funds, after declaration and attribution of the cost of bonuses to policyholders and shareholders.

        Benefits and claims and movements in unallocated surplus of with-profits funds net of reinsurance can be further analysed as follows:

	Half year 2012
	Asia	US	UK	Total

	£m	£m	£m	£m
Claims incurred	(1,587)	(2,499)	(5,057)	(9,143)
Increase in policyholder liabilities	(2,109)	(6,410)	(1,600)	(10,119)
Movement in unallocated surplus of with-profits funds (note)	137	—	(725)	(588)

	(3,559)	(8,909)	(7,382)	(19,850)

Prudential plc and Subsidiaries
Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

30 June 2012

J      Benefits and claims and movements in unallocated surplus of with-profits funds, net of reinsurance (Continued)

	Half year 2011
	Asia	US	UK	Total

	£m	£m	£m	£m
Claims incurred	(1,460)	(2,647)	(4,838)	(8,945)
Increase in policyholder liabilities	(1,827)	(5,465)	(713)	(8,005)
Movement in unallocated surplus of with-profits funds (note)	52	—	(692)	(640)

	(3,235)	(8,112)	(6,243)	(17,590)

Note

The unallocated surplus of with-profits funds represents the excess of assets of with-profits funds over policyholder and other liabilities of the funds. The surplus is therefore sensitive to the measurement basis of the assets and liabilities. The movements on unallocated surplus of with-profits funds also reflect the impact of market fluctuations of investment values backing the surplus. The Asia movement principally arises in the Hong Kong branch operation.

K     Tax

(i) Tax charge

        The total tax charge comprises:

	Half year 2012			Half year 2011*
Tax charge	Current tax	Deferred tax	Total	Total

	£m	£m	£m	£m
UK tax	(98)	14	(84)	(85)
Overseas tax	(294)	31	(263)	(292)

Total tax charge	(392)	45	(347)	(377)

        The current tax charge of £392 million includes £8 million for 2012 (half year 2011: charge of £8 million) in respect of the tax charge for Hong Kong. The Hong Kong current tax charge is calculated as 16.5 per cent for all periods on either (i) 5 per cent of the net insurance premium or (ii) the estimated assessable profits, depending on the nature of the business written.

Prudential plc and Subsidiaries
Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

30 June 2012

K     Tax (Continued)

        The total tax charge comprises tax attributable to policyholders and unallocated surplus of with-profits funds, unit-linked policies and shareholders as shown below:

	Half year 2012			Half year 2011*
Tax charge	Current tax	Deferred tax	Total	Total

	£m	£m	£m	£m
Tax (charge) credit to policyholders' returns	(137)	97	(40)	(94)
Tax charge attributable to shareholders' returns	(255)	(52)	(307)	(283)

Total tax charge	(392)	45	(347)	(377)

*
The 2011 comparative results have been adjusted from those previously published for the retrospective application of the improvement in accounting policy described in note B.

        The principal reason for the reduction in the tax charge attributable to policyholders' returns compared to the six month period ended June 2011 is due to a reduction in the value of unrealised gains on investments which results in a decrease in the policyholders' deferred tax charge. An explanation of the tax charge attributable to shareholders is shown in note (iii) below.

(ii) Deferred tax

        The statement of financial position contains the following deferred tax assets and liabilities:

	30 June 2012		31 December 2011*
	Deferred tax assets	Deferred tax liabilities	Deferred tax assets	Deferred tax liabilities

	£m	£m	£m	£m
Unrealised gains and losses on investments	206	(1,629)	297	(1,566)
Balances relating to investment and insurance contracts	22	(969)	13	(667)
Short-term timing differences	1,820	(1,307)	1,513	(1,687)
Capital allowances	12	(8)	15	(9)
Unused tax losses	119	—	438	—

Total	2,179	(3,913)	2,276	(3,929)

*
The 2011 comparative results have been adjusted from those previously published for the retrospective application of the improvement in accounting policy described in note B.

        Deferred tax assets are recognised to the extent that they are regarded as recoverable, that is to the extent that, on the basis of all available evidence, it can be regarded as more likely than not that there will be suitable taxable profits from which the future reversal of the underlying temporary differences can be deducted.

        The taxation regimes applicable across the Group often apply separate rules to trading and capital profits and losses. The distinction between temporary differences that arise from items of either a

Prudential plc and Subsidiaries
Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

30 June 2012

K     Tax (Continued)

trading or capital nature may affect the recognition of deferred tax assets. Accordingly, for the 2012 half year results and financial position at 30 June 2012, the possible tax benefit of approximately £156 million (31 December 2011: £158 million), which may arise from capital losses valued at approximately £0.7 billion (31 December 2011: £0.7 billion), is sufficiently uncertain that it has not been recognised. In addition, a potential deferred tax asset of £122 million (31 December 2011: £147 million), which may arise from tax losses and other potential temporary differences totalling £0.5 billion (31 December 2011: £0.6 billion) is sufficiently uncertain that it has not been recognised. Of these, losses of £116 million will expire within the next 10 years. The remaining losses have no expiry date.

        Under IAS 12, 'Income Taxes', deferred tax is measured at the tax rates that are expected to apply to the period when the asset is realised or the liability settled, based on the tax rates (and laws) that have been enacted or are substantively enacted at the end of the reporting periods.

        As part of the Finance Act 2011, the UK government enacted a corporation tax rate change to 25 per cent with effect from 1 April 2012. However in March 2012, the UK government announced a revised tax rate change to 24 per cent which was effective from 1 April 2012 after being substantively enacted on 26 March 2012 by a resolution under the Provisional Collection of Taxes Act 1968. Additionally, the reduction in the UK corporation tax rate to 23 per cent from 1 April 2013 was substantively enacted on 3 July 2012 in the 2012 Finance Bill, however this has no effect on half year 2012 financial results.

        The subsequent proposed phased rate changes to 22 per cent are expected to have the effect of reducing the UK with-profits and shareholder-backed business elements of the net deferred tax balances at 30 June 2012 by £55 million.

        The UK Government has announced that there will be substantial changes to the rules relating to the taxation of life insurance companies, which will be effective 1 January 2013. The effects of these changes are not reflected in the financial statements for the period ended 30 June 2012 as the 2012 Finance Act had not been enacted at the balance sheet date. Based on the Finance (No.4) Bill, the new regime is not expected to have a material impact on the Group's net assets.

Prudential plc and Subsidiaries
Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

30 June 2012

K     Tax (Continued)

(iii) Reconciliation of tax charge on profit attributable to shareholders for continuing operations

Half year 2012	Asia insurance operations	US insurance operations	UK insurance operations	Other operations	Total

	£m (except for tax rates)
Profit before tax attributable to shareholders:
Operating profit based on longer-term investment returns (note (iii))	406	442	353	(39)	1,162
Short-term fluctuations in investment returns	42	(125)	5	46	(32)
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	—	—	9	78	87
Gain on dilution of Group holdings	—	—	—	42	42

Total	448	317	367	127	1,259

Expected tax rate: (note (i))
Operating profit based on longer-term investment returns (note (iii))	24%	35%	24.5%	24.5%	28%
Short-term fluctuations in investment returns	24%	35%	24.5%	24.5%	69%
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	—	—	24.5%	24.5%	24.5%
Gain on dilution of Group holdings	—	—	—	24.5%	24.5%

Expected tax (charge) credit based on expected tax rates:
Operating profit based on longer-term investment returns (note (iii))	(97)	(155)	(86)	10	(328)
Short-term fluctuations in investment returns	(10)	44	(1)	(11)	22
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	—	—	(2)	(19)	(21)
Gain on dilution of Group holdings	—	—	—	(10)	(10)

Total	(107)	(111)	(89)	(30)	(337)

Prudential plc and Subsidiaries
Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

30 June 2012

K     Tax (Continued)

Half year 2012	Asia insurance operations	US insurance operations	UK insurance operations	Other operations	Total

	£m (except for tax rates)
Variance from expected tax charge: (note (ii))
Operating profit based on longer-term investment returns (note (iii))	19	40	12	(28)	43
Short-term fluctuations in investment returns	(13)	—	(6)	(4)	(23)
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	—	—	—	—	—
Gain on dilution of Group holdings	—	—	—	10	10

Total	6	40	6	(22)	30

Actual tax (charge) credit:
Operating profit based on longer-term investment returns (note (iii))	(78)	(115)	(74)	(18)	(285)
Short-term fluctuations in investment returns	(23)	44	(7)	(15)	(1)
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	—	—	(2)	(19)	(21)
Gain on dilution of Group holdings	—	—	—	—	—

Total	(101)	(71)	(83)	(52)	(307)

Actual tax rate:
Operating profit based on longer-term investment returns	19%	26%	21%	(46)%	25%
Total profit	23%	22%	23%	41%	24%

Prudential plc and Subsidiaries
Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

30 June 2012

K     Tax (Continued)

Half year 2011*	Asia insurance operations	US insurance operations	UK insurance operations	Other operations	Total

	£m (except for tax rates)
Profit before tax attributable to shareholders:
Operating profit based on longer-term investment returns note (iii)	322	340	353	13	1,028
Short-term fluctuations in investment returns	14	7	44	28	93
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	—	—	(2)	(5)	(7)

Total	336	347	395	36	1,114

Expected tax rate: note (i)
Operating profit based on longer-term investment returns note (iii)	24%	35%	26.5%	26.5%	29%
Short-term fluctuations in investment returns	22%	35%	26.5%	26.5%	26%
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	—	—	26.5%	26.5%	26.5%

Expected tax (charge) credit based on expected tax rates:
Operating profit based on longer-term investment returns note (iii)	(77)	(119)	(94)	(3)	(293)
Short-term fluctuations in investment returns	(3)	(2)	(12)	(7)	(24)
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	—	—	1	1	2

Total	(80)	(121)	(105)	(9)	(315)

Variance from expected tax charge: note (ii)
Operating profit based on longer-term investment returns note (iii)	39	19	5	1	64
Short-term fluctuations in investment returns	(33)	—	1	—	(32)

Total	6	19	6	1	32

Prudential plc and Subsidiaries
Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

30 June 2012

K     Tax (Continued)

Half year 2011*	Asia insurance operations	US insurance operations	UK insurance operations	Other operations	Total

	£m (except for tax rates)
Actual tax (charge) credit:
Operating profit based on longer-term investment returns (note (iii))	(38)	(100)	(89)	(2)	(229)
Short-term fluctuations in investment returns	(36)	(2)	(11)	(7)	(56)
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	—	—	1	1	2

Total	(74)	(102)	(99)	(8)	(283)

Actual tax rate:
Operating profit based on longer-term investment returns	12%	29%	25%	15%	22%
Total profit	22%	29%	25%	22%	25%

*
The 2011 comparative results have been adjusted from those previously published for the retrospective application of the improvement in accounting policy described in note B.

Notes

(i)
Expected tax rates for profit (loss) attributable to shareholders

•
The expected tax rates shown in the table above reflect the corporation tax rates generally applied to taxable profits of the relevant country jurisdictions.

•
For Asia operations the expected tax rates reflect the corporation tax rates weighted by reference to the source of profits of operations contributing to the aggregate business result.

•
The expected tax rate for Other operations reflects the mix of business between UK and overseas operations, which are taxed at a variety of rates.

(ii)
For 2012 and 2011, the principal variances arise from a number of factors, including:

(a)
Asia long-term operations

For half year 2012 and 2011, profits in certain countries which are not taxable, along with utilising brought forward tax losses on which no deferred tax assets were previously recognised, partly offset by the inability to fully recognise deferred tax assets on losses being carried forward.

(b)
Jackson

For half year 2012 and 2011, the benefit of a deduction from taxable income of a proportion of dividends received attributable to the variable annuity business.

(c)
UK insurance operations

For half year 2012 and 2011, the effect of the reduction in the UK corporation tax rate on deferred tax liabilities and the different tax bases of UK life business. Additionally, for 2011 this is partially offset by routine revisions to prior period tax returns.

(d)
Other operations

For half year 2012 and 2011 the effect of the reduction in UK corporation tax rate on deferred tax assets and revisions to prior period tax returns. For full year 2011 the settlement of outstanding issues with HMRC at an amount below that previously provided, partly offset by prior year adjustments arising from the revisions of prior period tax returns.

(iii)
Operating profit based on longer-term investment returns is net of attributable restructuring costs and development expenses. Related tax charges are determined on the basis of current taxation legislation.

Prudential plc and Subsidiaries
Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

30 June 2012

L      Supplementary analysis of earnings per share

	Half year 2012
	Before tax note C	Tax note K	Non- controlling interests	Net of tax and non- controlling interests	Basic earnings per share	Diluted earnings per share

	£m	£m	£m	£m	Pence	Pence
Based on operating profit based on longer-term investment returns	1,162	(285)	—	877	34.5 p	34.5 p
Short-term fluctuations in investment returns on shareholder-backed business	(32)	(1)	—	(33)	(1.3)p	(1.3)p
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	87	(21)	—	66	2.6 p	2.6 p
Gain on dilution of Group holdings	42	—	—	42	1.7 p	1.7 p

Based on profit for the period	1,259	(307)	—	952	37.5 p	37.5 p

	Half year 2011*
	Before tax note C	Tax note K	Non- controlling interests	Net of tax and non- controlling interests	Basic earnings per share	Diluted earnings per share

	£m	£m	£m	£m	Pence	Pence
Based on operating profit based on longer-term investment returns	1,028	(229)	(2)	797	31.4 p	31.3 p
Short-term fluctuations in investment returns on shareholder-backed business	93	(56)	—	37	1.5 p	1.5 p
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	(7)	2	—	(5)	(0.2)p	(0.2)p

Based on profit for the period	1,114	(283)	(2)	829	32.7 p	32.6 p

*
The 2011 comparative results have been adjusted from those previously published for the retrospective application of the improvement in accounting policy described in note B.

        Earnings per share are calculated based on earnings attributable to ordinary shareholders, after related tax and non-controlling interests.

Prudential plc and Subsidiaries
Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

30 June 2012

L      Supplementary analysis of earnings per share (Continued)

        The weighted average number of shares for calculating earnings per share:

	Half year 2012	Half year 2011

	(in millions)	(in millions)
Weighted average number of shares for calculation of:
Basic earnings per share	2,536	2,533
Diluted earnings per share	2,539	2,539

M     Dividends

Dividends per share (in pence)	Half year 2012	Half year 2011

Dividends relating to reporting period:
Interim dividend (2012 and 2011)	8.40 p	7.95 p
Final dividend (2011)	—	—

Total	8.40 p	7.95 p

Dividends declared and paid in reporting period:
Current year interim dividend	—	—
Final dividend for prior year	17.24 p	17.24 p

Total	17.24 p	17.24 p

        Interim dividends are recorded in the period in which they are paid. Final dividends are recorded in the period in which they are approved by shareholders. The final dividend for the year ended 31 December 2011 of 17.24 pence per ordinary share was paid to eligible shareholders on 24 May 2012.

        The 2012 interim dividend of 8.40 pence per ordinary share was paid on 27 September 2012 in sterling to shareholders on the principal register and the Irish branch register at 6.00 pm BST on Friday, 24 August 2012 (the 'Record Date'), and in Hong Kong dollars to shareholders on the Hong Kong branch register at 4.30 pm Hong Kong time on the Record Date (HK Shareholders). Holders of US American Depositary Receipts (US Shareholders) will be paid their dividends in US dollars on or about 5 October 2012. The interim dividend will be paid on or about 4 October 2012 in Singapore dollars to shareholders with shares standing to the credit of their securities accounts with The Central Depository (Pte) Limited (CDP) at 5.00 pm Singapore time on the Record Date (SG Shareholders). The dividend payable to the HK Shareholders was translated using the exchange rate quoted by the WM Company at the close of business on 10 August 2012. The exchange rate at which the dividend payable to the SG Shareholders will be translated into SG$, will be determined by CDP. The dividend distributed an estimated £215 million of shareholders' equity.

        Shareholders on the principal register and Irish branch register were able to participate in a Dividend Reinvestment Plan (DRIP).

Prudential plc and Subsidiaries
Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

30 June 2012

N     Statement of financial position—analysis of Group position by segment and business type

(i)    Group statement of financial position analysis

        To explain more comprehensively the assets, liabilities and capital of the Group's businesses, it is appropriate to provide analyses of the Group's statement of financial position by operating segment and type of business.

						Unallocated to a segment (central operations)
	Insurance operations			Total insurance operations	Asset management operations			30 Jun 2012 Group Total	31 Dec 2011 Group Total*
							Intra-group eliminations
By operating segment	UK	US	Asia

	£m	£m	£m	£m	£m	£m	£m	£m	£m
Assets
Intangible assets attributable to shareholders:
Goodwill(note P)	—	—	237	237	1,230	—	—	1,467	1,465
Deferred acquisition costs and other intangible assets(note Q)	109	3,203	987	4,299	15	19	—	4,333	4,234

Total	109	3,203	1,224	4,536	1,245	19	—	5,800	5,699

Intangible assets attributable to with-profits funds:
In respect of acquired subsidiaries for venture fund and other investment purposes	178	—	—	178	—	—	—	178	178
Deferred acquisition costs and other intangible assets	6	—	78	84	—	—	—	84	89

Total	184	—	78	262	—	—	—	262	267

Total	293	3,203	1,302	4,798	1,245	19	—	6,062	5,966

Deferred tax assets(note K)	243	1,633	95	1,971	110	98	—	2,179	2,276
Other non-investment and non-cash assets(note (i))	5,437	1,536	1,053	8,026	1,104	4,079	(5,860)	7,349	6,638
Investment of long-term business and other operations:
Investment properties	10,786	25	11	10,822	—	—	—	10,822	10,757
Investments accounted for using the equity method	70	—	—	70	42	—	—	112	70
Financial investments:
Loans(note S)	3,435	4,168	1,171	8,774	1,207	—	—	9,981	9,714
Equity securities and portfolio holdings in unit trusts	34,036	43,874	12,553	90,463	79	—	—	90,542	87,349
Debt securities(note T)	79,900	27,061	19,433	126,394	1,875	—	—	128,269	124,498
Other investments	4,683	2,634	703	8,020	72	51	—	8,143	7,509
Deposits	11,105	228	1,041	12,374	55	—	—	12,429	10,708

Total investments	144,015	77,990	34,912	256,917	3,330	51	—	260,298	250,605

Properties held for sale	—	—	—	—	—	—	—	—	3
Cash and cash equivalents	2,554	293	1,927	4,774	1,580	383	—	6,737	7,257

Total assets	152,542	84,655	39,289	276,486	7,369	4,630	(5,860)	282,625	272,745

Prudential plc and Subsidiaries
Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

30 June 2012

N     Statement of financial position—analysis of Group position by segment and business type (Continued)

						Unallocated to a segment (central operations)
	Insurance operations			Total insurance operations	Asset management operations			30 Jun 2012 Group Total	31 Dec 2011 Group Total*
							Intra-group eliminations
By operating segment	UK	US	Asia

	£m	£m	£m	£m	£m	£m	£m	£m	£m
Equity and liabilities
Equity
Shareholders' equity	2,722	3,919	2,403	9,044	1,888	(1,640)	—	9,292	8,564
Non-controlling interests	29	—	5	34	—	—	—	34	43

Total equity	2,751	3,919	2,408	9,078	1,888	(1,640)	—	9,326	8,607

Liabilities
Policyholder liabilities and unallocated surplus of with-profits funds:
Contract liabilities (including amounts in respect of contracts classified as investment contracts under IFRS 4)(note Y)	128,387	75,264	32,768	236,419	—	—	—	236,419	227,075
Unallocated surplus of with-profits funds(note Y)	9,750	—	52	9,802	—	—	—	9,802	9,215

Total policyholder liabilities and unallocated surplus of with-profits funds	138,137	75,264	32,820	246,221	—	—	—	246,221	236,290

Core structural borrowings of shareholder-financed operations:
Subordinated debt	—	—	—	—	—	2,638	—	2,638	2,652
Other	—	159	—	159	250	549	—	958	959

Total(note V)	—	159	—	159	250	3,187	—	3,596	3,611

Operational borrowings attributable to shareholder-financed operations(note[nc_nb]W)	42	91	93	226	10	2,568	—	2,804	3,340
Borrowings attributable to with-profits operations(note W)	955	—	—	955	—	—	—	955	972
Deferred tax liabilities(note[nc_nb]K)	1,258	2,069	550	3,877	20	16	—	3,913	3,929
Other non-insurance liabilities(note (ii))	9,399	3,153	3,418	15,970	5,201	499	(5,860)	15,810	15,996

Total liabilities	149,791	80,736	36,881	267,408	5,481	6,270	(5,860)	273,299	264,138

Total equity and liabilities	152,542	84,655	39,289	276,486	7,369	4,630	(5,860)	282,625	272,745

*
The 2011 comparative results have been adjusted from those previously published for the retrospective application of the improvement in accounting policy described in note B.

Notes

(i)
Within other non-investment and non-cash assets are premiums receivable of £274 million (31 December 2011: £265 million) of which approximately two-thirds are due within one year. The remaining one-third, due after one year, relates to products where charges are levied against premiums in future years.

(ii)
Within other non-insurance liabilities are other creditors of £2,989 million (31 December 2011: £2,544 million) of which £2,683 million (31 December 2011: £2,268 million) are due within one year.

Prudential plc and Subsidiaries
Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

30 June 2012

N     Statement of financial position—analysis of Group position by segment and business type (Continued)

(ii)   Group statement of financial position—additional analysis by business type

		Shareholder-backed business
	Participating funds	Unit-linked and variable annuity	Non-linked business	Asset management operations	Unallocated to a segment (central operations)	Intra-group eliminations	30 Jun 2012 Group Total	31 Dec 2011 Group* Total

	£m	£m	£m	£m	£m	£m	£m	£m
Assets
Intangible assets attributable to shareholders:
Goodwill(note P)	—	—	237	1,230	—	—	1,467	1,465
Deferred acquisition costs and other intangible assets(note Q)	—	—	4,299	15	19	—	4,333	4,234

Total	—	—	4,536	1,245	19	—	5,800	5,699

Intangible assets attributable to with-profits funds:
In respect of acquired subsidiaries for venture fund and other investment purposes	178	—	—	—	—	—	178	178
Deferred acquisition costs and other intangible assets	84	—	—	—	—	—	84	89

Total	262	—	—	—	—	—	262	267

Total	262	—	4,536	1,245	19	—	6,062	5,966

Deferred tax assets(note K)	104	1	1,866	110	98	—	2,179	2,276
Other non-investment and non-cash assets	3,245	575	4,206	1,104	4,079	(5,860)	7,349	6,638
Investments of long-term business and other operations:
Investment properties	8,564	685	1,573	—	—	—	10,822	10,757
Investments accounted for using the equity method	—	—	70	42	—	—	112	70
Financial investments:
Loans(note S)	2,866	1	5,907	1,207	—	—	9,981	9,714
Equity securities and portfolio holdings in unit trusts	23,406	66,050	1,007	79	—	—	90,542	87,349
Debt securities(note T)	58,930	9,062	58,402	1,875	—	—	128,269	124,498
Other investments	4,664	125	3,231	72	51	—	8,143	7,509
Deposits	8,830	1,433	2,111	55	—	—	12,429	10,708

Total investments	107,260	77,356	72,301	3,330	51	—	260,298	250,605

Properties held for sale	—	—	—	—	—	—	—	3
Cash and cash equivalents	2,176	1,308	1,290	1,580	383	—	6,737	7,257

Total assets	113,047	79,240	84,199	7,369	4,630	(5,860)	282,625	272,745

*
The 2011 comparative results have been adjusted from those previously published for the retrospective application of the improvement in accounting policy described in note B.

Prudential plc and Subsidiaries
Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

30 June 2012

N     Statement of financial position—analysis of Group position by segment and business type (Continued)

		Shareholder-backed business
	Participating funds	Unit-linked and variable annuity	Non-linked business	Asset management operations	Unallocated to a segment (central operations)	Intra-group eliminations	30 Jun 2012 Group Total	31 Dec 2011 Group* Total

	£m	£m	£m	£m	£m	£m	£m	£m
Equity and liabilities
Equity
Shareholders' equity	—	—	9,044	1,888	(1,640)	—	9,292	8,564
Non-controlling interests	29	—	5	—	—	—	34	43

Total equity	29	—	9,049	1,888	(1,640)	—	9,326	8,607

Liabilities
Policyholder liabilities and unallocated surplus of with-profits funds:
Contract liabilities (including amounts in respect of contracts classified as investment contracts under IFRS 4)(note y)	94,635	77,476	64,308	—	—	—	236,419	227,075
Unallocated surplus of with-profits funds(note y)	9,802	—	—	—	—	—	9,802	9,215

Total policyholder liabilities and unallocated surplus of with-profits funds	104,437	77,476	64,308	—	—	—	246,221	236,290

Core structural borrowings of shareholder-financed operations:
Subordinated debt	—	—	—	—	2,638	—	2,638	2,652
Other	—	—	159	250	549	—	958	959

Total(note V)	—	—	159	250	3,187	—	3,596	3,611

Operational borrowings attributable to shareholder-financed operations(note W)	—	—	226	10	2,568	—	2,804	3,340
Borrowings attributable to with-profits operations(note W)	955	—	—	—	—	—	955	972
Deferred tax liabilities(note[nc_nb]K)	1,149	31	2,697	20	16	—	3,913	3,929
Other non-insurance liabilities	6,477	1,733	7,760	5,201	499	(5,860)	15,810	15,996

Total liabilities	113,018	79,240	75,150	5,481	6,270	(5,860)	273,299	264,138

Total equity and liabilities	113,047	79,240	84,199	7,369	4,630	(5,860)	282,625	272,745

*
The 2011 comparative results have been adjusted from those previously published for the retrospective application of the improvement in accounting policy as described in note B.

Prudential plc and Subsidiaries
Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

30 June 2012

O     Statement of financial position—analysis of segment by business type

(i)    UK insurance operations

Overview

  •
  In order to reflect the different types of UK business and fund structure, the statement of financial position of the UK insurance operations analyses assets and liabilities between those of the Scottish Amicable Insurance Fund (SAIF), the PAC with-profits sub-fund (WPSF), unit-linked assets and liabilities and annuity (principally PRIL) and other long-term business.

  •
  £93 billion of the £144 billion of investments are held by SAIF and the PAC WPSF. Shareholders are exposed only indirectly to value movements on these assets.

		PAC with-profits fund(note (i))			Other funds and subsidiaries
	Scottish Amicable Insurance Fund (note (ii))
By operating segment		Excluding Prudential Annuities Limited	Prudential Annuities Limited (note (iii))	Total note (iv)	Unit-linked assets and liabilities	Annuity and other long-term business	Total	30 Jun 2012 Total	31 Dec 2011 Total

	£m	£m	£m	£m	£m	£m	£m	£m	£m
Assets
Intangible assets attributable to shareholders:
Deferred acquisition costs and other intangible assets	—	—	—	—	—	109	109	109	113

Total	—	—	—	—	—	109	109	109	113

Intangible assets attributable to with-profits funds:
In respect of acquired subsidiaries for venture fund and other investment purposes	—	178	—	178	—	—	—	178	178
Deferred acquisition costs	—	6	—	6	—	—	—	6	6

Total	—	184	—	184	—	—	—	184	184

Total	—	184	—	184	—	109	109	293	297

Deferred tax assets	—	103	1	104	—	139	139	243	231
Other non-investment and non-cash assets	400	2,397	142	2,539	471	2,027	2,498	5,437	4,771
Investment of long term business and other operations:
Investment properties	552	7,283	729	8,012	685	1,537	2,222	10,786	10,712
Investments accounted for using the equity method	—	—	—	—	—	70	70	70	70
Financial investments:
Loans(note S)	129	1,936	75	2,011	—	1,295	1,295	3,435	3,115
Equity securities and portfolio holdings in unit trusts	2,086	18,572	119	18,691	13,242	17	13,259	34,036	36,722
Debt securities(note T)	3,988	38,684	5,783	44,467	6,135	25,310	31,445	79,900	77,953
Other investments(note (v))	290	3,688	292	3,980	84	329	413	4,683	4,568
Deposits	956	7,530	290	7,820	936	1,393	2,329	11,105	9,287

Total investments	8,001	77,693	7,288	84,981	21,082	29,951	51,033	144,015	142,427

Properties held for sale	—	—	—	—	—	—	—	—	—
Cash and cash equivalents	85	1,267	122	1,389	714	366	1,080	2,554	2,965

Total assets	8,486	81,644	7,553	89,197	22,267	32,592	54,859	152,542	150,691

Prudential plc and Subsidiaries
Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

30 June 2012

O     Statement of financial position—analysis of segment by business type (Continued)

		PAC with-profits fund(note (i))			Other funds and subsidiaries
	Scottish Amicable Insurance Fund (note (ii))
		Excluding Prudential Annuities Limited	Prudential Annuities Limited (note (iii))	Total (note (iv))	Unit-linked assets and liabilities	Annuity and other long-term business	Total	30 Jun 2012 Group Total	31 Dec 2011 Group Total

	£m	£m	£m	£m	£m	£m	£m	£m	£m
Equity and liabilities
Equity
Shareholders' equity	—	—	—	—	—	2,722	2,722	2,722	2,581
Non-controlling interests	—	29	—	29	—	—	—	29	33

Total equity	—	29	—	29	—	2,722	2,722	2,751	2,614

Liabilities
Policyholder liabilities and unallocated surplus of with-profits funds:
Contract liabilities (including amounts in respect of contracts classified as investment contracts under IFRS 4)(note Y)	8,143	67,764	5,384	73,148	21,258	25,838	47,096	128,387	127,024
Unallocated surplus of with-profits funds (reflecting application of 'realistic' basis provisions for UK regulated with-profits funds)(note Y and (vi))	—	8,305	1,445	9,750	—	—	—	9,750	9,165

Total	8,143	76,069	6,829	82,898	21,258	25,838	47,096	138,137	136,189

Operational borrowings attributable to shareholder-financed operations	—	—	—	—	—	42	42	42	103
Borrowings attributable to with-profits funds	18	937	—	937	—	—	—	955	972
Deferred tax liabilities	31	616	129	745	—	482	482	1,258	1,349
Other non-insurance liabilities	294	3,993	595	4,588	1,009	3,508	4,517	9,399	9,464

Total liabilities	8,486	81,615	7,553	89,168	22,267	29,870	52,137	149,791	148,077

Total equity and liabilities	8,486	81,644	7,553	89,197	22,267	32,592	54,859	152,542	150,691

Notes

(i)
The WPSF mainly contains with-profits business but it also contains some non-profit business (unit-linked, term assurances and annuities). The WPSF's profits are apportioned 90 per cent to its policyholders and 10 per cent to shareholders as surplus for distribution is determined via the annual actuarial valuation. For the purposes of this table and subsequent explanation, references to the WPSF also include, for convenience, the amounts attaching to the Defined Charges Participating Sub-fund which comprises 3.3 per cent of the total assets of the WPSF and includes the with-profits annuity business transferred to Prudential from the Equitable Life Assurance Society on 1 December 2007 (with assets of approximately £1.7 billion). Profits to shareholders on this with-profits annuity business emerge on a 'charges less expenses' basis and policyholders are entitled to 100 per cent of the investment earnings.

(ii)
The fund is solely for the benefit of policyholders of SAIF. Shareholders have no interest in the profits of this fund although they are entitled to asset management fees on this business. SAIF is a separate sub-fund within the PAC long-term business fund.

(iii)
Wholly-owned subsidiary of the PAC WPSF that writes annuity business.

(iv)
Excluding policyholder liabilities of the Hong Kong branch of PAC.

Prudential plc and Subsidiaries
Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

30 June 2012

O     Statement of financial position—analysis of segment by business type (Continued)

(v)
Other investments comprise:

	30 Jun 2012	31 Dec 2011

	£m	£m
Derivative assets*	1,310	1,461
Partnerships in investment pools and other**	3,373	3,107

	4,683	4,568

  *
  In the UK, Prudential uses derivatives to reduce equity and credit risk, interest rate and currency exposures, and to facilitate efficient portfolio management. After derivative liabilities of £1,337 million (31 December 2011: £1,298 million), which are also included in the statement of financial position, the overall derivative position was a net liability of £27 million (31 December 2011: net asset of £163 million).

  **
  Partnerships in investment pools and other comprise mainly investments held by the PAC with-profits fund. These investments are primarily investments in limited partnerships and additionally investments in property funds.

(vi)
Unallocated surplus of with-profits funds

  Prudential's long-term business written in the UK comprises predominantly life insurance policies under which the policyholders are entitled to participate in the returns of the funds supporting these policies. Business similar to this type is also written in certain of the Group's Asia operations, subject to local market and regulatory conditions. Such policies are called with-profits policies. Prudential maintains with-profits funds within the Group's long-term business funds, which segregate the assets and liabilities and accumulate the returns related to that with-profits business. The amounts accumulated in these with-profits funds are available to provide for future policyholder benefit provisions and for bonuses to be distributed to with-profits policyholders. The bonuses, both annual and final, reflect the right of the with-profits policyholders to participate in the financial performance of the with-profits funds. Shareholders' profits with respect to bonuses declared on with-profits business correspond to the shareholders' share of the cost of bonuses as declared by the PAC Board of Directors. The shareholders' share currently represents one-ninth of the cost of bonuses declared for with-profits policies.

  The unallocated surplus represents the excess of assets over policyholder liabilities for the Group's with-profits funds. As allowed under IFRS 4, the Group has opted to continue to record unallocated surplus of with-profits funds wholly as a liability. The annual excess (shortfall) of income over expenditure of the with-profits funds, after declaration and attribution of the cost of bonuses to policyholders and shareholders, is transferred to (from) the unallocated surplus each year through a (charge) credit to the income statement. The balance retained in the unallocated surplus represents cumulative income arising on the with-profits business that has not been allocated to policyholders or shareholders, including the shareholders' share of future bonuses that has been provided for in determining policyholders' liabilities. The balance of the unallocated surplus is determined after full provision for deferred tax on unrealised appreciation of investments.

Prudential plc and Subsidiaries
Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

30 June 2012

O     Statement of financial position—analysis of segment by business type (Continued)

(ii)   US insurance operations

	30 Jun 2012			31 Dec 2011*
	Variable annuity separate account assets and liabilities (note (i))	Fixed annuity, GIC and other business (note (i))	Total	Total

	£m	£m	£m	£m
Assets
Intangible assets attributable to shareholders:
Deferred acquisition costs and other intangibles	—	3,203	3,203	3,115

Total	—	3,203	3,203	3,115

Deferred tax assets	—	1,633	1,633	1,392
Other non-investment and non-cash assets	—	1,536	1,536	1,542
Investments of long-term business and other operations:
Investment properties	—	25	25	35
Financial investments:
Loans(note S)	—	4,168	4,168	4,110
Equity securities and portfolio holdings in unit trusts(note (iv))	43,625	249	43,874	38,036
Debt securities(note T and U)	—	27,061	27,061	27,022
Other investments(note (ii))	—	2,634	2,634	2,376
Deposits	—	228	228	167

Total investments	43,625	34,365	77,990	71,746

Properties held for sale	—	—	—	3

Cash and cash equivalents	—	293	293	271

Total assets	43,625	41,030	84,655	78,069

Equity and liabilities
Equity
Shareholders' equity(note (iii))	—	3,919	3,919	3,761

Total equity	—	3,919	3,919	3,761

Liabilities
Policyholder:
Contract liabilities (including amounts in respect of contracts classified as investment contracts under IFRS 4)(note Y)	43,625	31,639	75,264	69,189

Total	43,625	31,639	75,264	69,189

Core structural borrowings of shareholder-financed operations	—	159	159	160
Operational borrowings attributable to shareholder-financed operations	—	91	91	127
Deferred tax liabilities	—	2,069	2,069	1,818
Other non-insurance liabilities	—	3,153	3,153	3,014

Total liabilities	43,625	37,111	80,736	74,308

Total equity and liabilities	43,625	41,030	84,655	78,069

*
The 2011 comparative results have been adjusted from those previously published for the retrospective application of the improvement in accounting policy described in note B.

Prudential plc and Subsidiaries
Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

30 June 2012

O     Statement of financial position—analysis of segment by business type (Continued)

Notes

(i)
Assets and liabilities attaching to variable annuity business that are not held in the separate account are shown within other business.

(ii)
Other investments comprise:

	30 Jun 2012	31 Dec 2011

	£m	£m
Derivative assets*	1,866	1,677
Partnerships in investment pools and other**	768	699

	2,634	2,376

  *
  In the US, Prudential uses derivatives to reduce interest rate risk, to facilitate efficient portfolio management to match liabilities under annuity policies and for certain equity-based product management activities. After taking account of derivative liabilities of £1,046 million (31 December 2011: £887 million), which are also included in the statement of financial position, the overall derivative position is a net asset of £820 million (31 December 2011: £790 million).

  **
  Partnerships in investment pools and other comprise primarily investments in limited partnerships. These include interests in the PPM America Private Equity Fund and diversified investments in other partnerships by independent money managers that generally invest in various equities and fixed income loans and securities.

Prudential plc and Subsidiaries
Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

30 June 2012

O     Statement of financial position—analysis of segment by business type (Continued)

(iii)
Changes in shareholders' equity

	30 Jun 2012	30 Jun 2011*

	£m	£m
Operating profits based on longer-term investment returns(note C)	442	340
Short-term fluctuations in investment returns(note F)	(125)	7

Profit before shareholder tax	317	347
Tax(note (K))	(71)	(102)

Profit for the period	246	245

	30 Jun 2012	30 Jun 2011*

	£m	£m
Profit for the period (as above)	246	245
Items recognised in other comprehensive income:
Exchange movements	(34)	(80)
Unrealised valuation movements on securities classified as available-for sale:
Unrealised holding gains arising during the period	470	287
Add back net losses/deduct net (gains) included in income statement	12	(50)

Total unrealised valuation movements	482	237
Related change in amortisation of deferred income and acquisition costs(note Q)	(181)	(71)
Related tax	(105)	(57)

Total other comprehensive income	162	29

Total comprehensive income for the period	408	274
Dividends, interest payments to central companies and other movements	(250)	(326)

Net increase (decrease) in equity	158	(52)
Shareholders' equity at beginning of period:

As previously reported	4,271	3,815
Effect of change in accounting policy for deferred acquisition costs	(510)	(465)

After effect of change	3,761	3,350

Shareholders' equity at end of period	3,919	3,298

  *
  The 2011 comparative results have been adjusted from those previously published for the retrospective application of the improvement in accounting policy described in note B.

(iv)
Equity securities and portfolio holdings in unit trusts includes investments in mutual funds, the majority of which are equity based.

Prudential plc and Subsidiaries
Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

30 June 2012

O     Statement of financial position—analysis of segment by business type (Continued)

(iii)  Asia insurance operations

	30 Jun 2012				31 Dec 2011*
	With-profits business (note (i))	Unit-linked assets and liabilities	Other	Total	Total

	£m	£m	£m	£m	£m
Assets
Intangible assets attributable to shareholders:
Goodwill	—	—	237	237	235
Deferred acquisition costs and other intangible assets	—	—	987	987	977

Total	—	—	1,224	1,224	1,212

Intangible assets attributable to with-profits funds:
Deferred acquisition costs and other intangible assets	78	—	—	78	83
Deferred tax assets	—	1	94	95	115
Other non-investment and non-cash assets	306	104	643	1,053	1,024
Investments of long-term business and other operations:
Investment properties	—	—	11	11	10
Financial investments:
Loans(note S)	726	1	444	1,171	1,233
Equity securities and portfolio holdings in unit trusts	2,629	9,183	741	12,553	11,997
Debt securities(note T)	10,475	2,927	6,031	19,433	17,681
Other investments	394	41	268	703	470
Deposits	54	497	490	1,041	1,165

Total investments	14,278	12,649	7,985	34,912	32,556

Cash and cash equivalents	702	594	631	1,927	1,977

Total assets	15,364	13,348	10,577	39,289	36,967

Equity and liabilities
Equity
Shareholders' equity	—	—	2,403	2,403	2,306
Non-controlling interests	—	—	5	5	5

Total equity	—	—	2,408	2,408	2,311

Liabilities
Policyholder liabilities and unallocated surplus of with-profits funds:
Contract liabilities (including amounts in respect of contracts classified as investment contracts under IFRS 4)(note Y)	13,344	12,593	6,831	32,768	30,862
Unallocated surplus of with-profits funds(note[nc_nb]Y)	52	—	—	52	50

Total	13,396	12,593	6,831	32,820	30,912

Operational borrowings attributable to shareholder-financed operations	—	—	93	93	141
Deferred tax liabilities	373	31	146	550	506
Other non-insurance liabilities	1,595	724	1,099	3,418	3,097

Total liabilities	15,364	13,348	8,169	36,881	34,656

Total equity and liabilities	15,364	13,348	10,577	39,289	36,967

*
The 2011 comparative results have been adjusted from those previously published for the retrospective application of the improvement in accounting policy described in note B.

Note

(i)
The statement of financial position for with-profits business comprises the with-profits assets and liabilities of the Hong Kong, Malaysia and Singapore with-profits operations. Assets and liabilities of other participating business are included in the column for 'Other business'.

Prudential plc and Subsidiaries
Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

30 June 2012

O     Statement of financial position—analysis of segment by business type (Continued)

(iv)  Asset management operations

	M&G (note (i))	US	Eastspring Investments	Total 30 Jun 2012	Total 31 Dec 2011

	£m	£m	£m	£m	£m
Assets
Intangible assets:
Goodwill(note P)	1,153	16	61	1,230	1,230
Deferred acquisition costs	11	2	2	15	16

Total	1,164	18	63	1,245	1,246

Other non-investment and non-cash assets(note (iii))	945	176	93	1,214	1,129
Investments accounted for using the equity method	42	—	—	42	—
Financial investments:
Loans(note S)	1,207	—	—	1,207	1,256
Equity securities and portfolio holdings in unit trusts	66	—	13	79	594
Debt securities(note T)	1,867	—	8	1,875	1,842
Other investments	70	2	—	72	78
Deposits	5	15	35	55	89

Total investments(note (iii))	3,257	17	56	3,330	3,859

Cash and cash equivalents(note (iii))	1,408	47	125	1,580	1,735

Total assets	6,774	258	337	7,369	7,969

Equity and liabilities
Equity
Shareholders' equity	1,501	124	263	1,888	1,783
Non-controlling interests	—	—	—	—	5

Total equity	1,501	124	263	1,888	1,788

Liabilities
Core structural borrowing of shareholder-financed operations	250	—	—	250	250
Intra-group debt represented by operational borrowings at Group level(note (ii))	2,568	—	—	2,568	2,956
Net asset value attributable to unit holders of consolidated unit trusts and similar funds(note (iii))	313	—	—	313	678
Other non-insurance liabilities(note (iii) and (iv))	2,142	134	74	2,350	2,297

Total liabilities	5,273	134	74	5,481	6,181

Total equity and liabilities	6,774	258	337	7,369	7,969

Prudential plc and Subsidiaries
Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

30 June 2012

O     Statement of financial position—analysis of segment by business type (Continued)

Notes

(i)
M&G includes those assets and liabilities in respect of Prudential Capital.

(ii)
Intra-group debt represented by operational borrowings at Group level

Operational borrowings for M&G are in respect of Prudential Capital's short-term fixed income security programme and comprise:

	30 Jun 2012	31 Dec 2011

	£m	£m
Commercial paper	2,318	2,706
Medium-term notes	250	250

Total intra-group debt represented by operational borrowings at Group level	2,568	2,956

(iii)
Consolidated investment funds

The M&G statement of financial position shown above includes investment funds which are managed on behalf of third parties. In respect of these funds, the statement of financial position includes the following, which are non-recourse to M&G and the Group:

	30 Jun 2012	31 Dec 2011

	£m	£m
Cash and cash equivalents	305	348
Total investments	88	415
Other net assets and liabilities	(80)	(85)
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	(313)	(678)

Shareholders' equity	—	—

(iv)
Other non-insurance liabilities consist primarily of intra-group balances, derivative liabilities and other creditors.

Prudential plc and Subsidiaries
Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

30 June 2012

P      Goodwill attributable to shareholders

	30 Jun 2012	31 Dec 2011

	£m	£m
Cost
At beginning of period	1,585	1,586
Exchange differences	2	(1)

At end of period	1,587	1,585

Aggregate impairment	(120)	(120)

Net book amount at end of period	1,467	1,465

        Goodwill attributable to shareholders comprises:

	30 Jun 2012	31 Dec 2011

	£m	£m
M&G	1,153	1,153
Other	314	312

	1,467	1,465

        Other represents goodwill amounts allocated to entities in the Asia and US operations. Other goodwill amounts are individually not material.

Q     Deferred acquisition costs and other intangible assets attributable to shareholders

        Significant costs are incurred in connection with acquiring new insurance business. Except for acquisition costs of with-profits contracts of the UK regulated with-profits funds, which are accounted for under the realistic FSA regimes, these costs are accounted for in a way that is consistent with the principles of the ABI SORP with deferral and amortisation against margins in future revenues on the related insurance policies. In general, this deferral is presentationally shown by an explicit carrying value for deferred acquisition costs (DAC) in the balance sheet. However, in some Asia operations the deferral is implicit through the reserving methodology. The recoverability of the explicitly and implicitly deferred acquisition costs is measured and is deemed impaired if the projected margins are less than the carrying value. To the extent that the future margins differ from those anticipated, an adjustment to the carrying value will be necessary. For UK regulated with-profits funds where the realistic FSA regime is applied, the basis of setting liabilities is such that it would be inappropriate for acquisition costs to be deferred, therefore these costs are expensed as incurred.

        The deferral and amortisation of acquisition costs is of most relevance to the Group's results for shareholder-financed long-term business of Jackson and Asia operations. The majority of the UK shareholder-backed business is individual and group annuity business where the incidence of acquisition costs is negligible.

Prudential plc and Subsidiaries
Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

30 June 2012

Q     Deferred acquisition costs and other intangible assets attributable to shareholders (Continued)

        The deferred acquisition costs and other intangible assets attributable to shareholders comprise:

	30 Jun 2012	31 Dec 2011*

	£m	£m
Deferred acquisition costs related to insurance contracts as classified under IFRS 4	3,919	3,805
Deferred acquisition costs related to investment management contracts, including life assurance contracts classified as financial instruments and investment management contracts under IFRS 4	103	107

	4,022	3,912

Present value of acquired in-force policies for insurance contracts as classified under IFRS 4 (PVIF)	62	64
Other intangibles**	249	258

	311	322

Total of deferred acquisition costs and other intangible assets	4,333	4,234

	Deferred acquisition costs
					PVIF and Other intangibles	Total 30 Jun 2012	Total 31 Dec 2011*
	UK	US(note (i))	Asia	Asset management

	£m	£m	£m	£m	£m	£m	£m
Balance at beginning of period:
As previously reported	111	3,880	744	12	322	5,069	4,667
Effect of change in accounting policy(note B)	—	(785)	(50)	—	—	(835)	(766)

After effect of change	111	3,095	694	12	322	4,234	3,901
Additions	6	398	130	1	14	549	1,117
Amortisation to the income statement:

Operating profit	(10)	(179)	(97)	(2)	(23)	(311)	(792)
Amortisation related to short-term fluctuations in investment returns	—	80	—	—	—	80	287

	(10)	(99)	(97)	(2)	(23)	(231)	(505)
Exchange differences	—	(28)	(8)	—	(2)	(38)	(2)
Change in shadow DAC related to movement in unrealised appreciation of Jackson's securities classified as available-for-sale	—	(181)	—	—	—	(181)	(275)
Disposals	—	—	—	—	—	—	(2)

Balance at end of period	107	3,185	719	11	311	4,333	4,234

Prudential plc and Subsidiaries
Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

30 June 2012

Q     Deferred acquisition costs and other intangible assets attributable to shareholders (Continued)

*
The 2011 comparative results have been adjusted from those previously published for the retrospective application of the improvement in accounting policy described in note B.

**
In the second half of 2011, the Group made a reclassification of computer software from tangible assets to other intangible assets. Accordingly, for the 30 June 2011 position, computer software with a net book value of £56 million has been transferred from tangible assets (as previously published) to other intangible assets. This is only a presentational adjustment with no impact on the Group's results or shareholders' equity.

Note

(i)
The DAC amount in respect of US insurance operations comprises amounts in respect of:

	30 Jun 2012	31 Dec 2011*

	£m	£m
Variable annuity business	3,287	2,960
Other business	794	855
Cumulative shadow DAC (for unrealised gains/losses booked in other comprehensive income)	(896)	(720)

Total DAC for US operations	3,185	3,095

*
The 2011 comparative results have been adjusted from those previously published for the retrospective application of the improvement in accounting policy described in note B.

Overview of the deferral and amortisation of acquisition costs for Jackson

        Under IFRS 4, the Group applies 'grandfathered' US GAAP for measuring the insurance assets and liabilities of Jackson. In the case of Jackson term business, acquisition costs are deferred and amortised in line with expected premiums. For annuity and interest-sensitive life business, acquisition costs are deferred and amortised in line with a combination of historical and future expected gross profits on the relevant contracts. For fixed and indexed annuity and interest-sensitive life business, the key assumption is the long-term spread between the earned rate on investments and the rate credited to policyholders, which is based on an annual spread analysis. Expected gross profits also depend on mortality assumptions, assumed unit costs and terminations other than deaths (including the related charges), all of which are based on a combination of actual experience of Jackson, industry experience and future expectations. A detailed analysis of actual mortality, lapse and expense experience is performed using internally developed experience studies.

        As with fixed and indexed annuity and interest-sensitive life business, acquisition costs for Jackson's variable annuity products are amortised in line with the emergence of profits. The measurement of the amortisation in part reflects current period fees (including those for guaranteed minimum death, income, or withdrawal benefits) earned on assets covering liabilities to policyholders, and the historical and expected level of future gross profits which depends on the assumed level of future fees, as well as components related to mortality, lapse, and expense.

Change of accounting policy

        As explained in note B, the Company has adopted the US Financial Accounting Standards Board requirements in EITF Update No 2010-26 on 'Accounting for Costs Associated with Acquiring or Renewing Insurance Contracts' from 1 January 2012 into Prudential's Group IFRS reporting for the

Prudential plc and Subsidiaries
Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

30 June 2012

Q     Deferred acquisition costs and other intangible assets attributable to shareholders (Continued)

results of Jackson and those Asia operations whose IFRS insurance assets and liabilities are measured principally by reference to US GAAP principles. Under the Update insurers are required to capitalise only those incremental costs directly relating to acquiring a contract from 1 January 2012. For Group IFRS reporting the Company has chosen to apply this new basis retrospectively for the results of these operations.

        On application of the new policy for Jackson the deferred costs balance for business in force at 31 December 2011 was retrospectively reduced from £3,880 million to £3,095 million.

Mean reversion technique

        Under US GAAP (as 'grandfathered' under IFRS 4) the projected gross profits, against which acquisition costs are amortised, reflect an assumed long-term level of equity return which, for Jackson, is 8.4 per cent after deduction of net external fund management fees. This is applied to the period end level of separate account assets after application of a mean reversion technique that removes a portion of the effect of levels of short-term variability in current market returns.

        Under the mean reversion technique applied by Jackson, the projected level of return for each of the next five years is adjusted from period to period so that in combination with the actual rates of return for the preceding two years and the current year, the 8.4 per cent annual return is realised on average over the entire eight-year period. Projected returns after the mean reversion period revert back to the 8.4 per cent assumption.

        However, to ensure that the methodology does not over anticipate a reversion to trend following adverse markets, the mean reversion technique has a cap and floor feature whereby the projected returns in each of the next five years can be no more than 15 per cent per annum and no less than 0 per cent per annum (both after deduction of net external fund management fees) in each year. The capping feature was relevant in late 2008, 2009 and 2010 due to the very sharp market falls in 2008. Notwithstanding this capping feature the mean reversion technique gave rise to a benefit in 2008 of £110 million. This benefit was effectively 'paid back' under the mean reversion technique through charges for accelerated amortisation in 2011, as discussed below.

        At 31 December 2011, the projected rate of return for the next five years was less than 8.4 per cent. If Jackson had not applied the mean reversion methodology and had instead applied a constant 8.4 per cent from asset values at 31 December 2011, the Jackson DAC balance would have increased by approximately £30 million from £ 3,095 million to £ 3,125 million.

Sensitivity of amortisation charge

        The amortisation charge to the income statement is reflected in operating profit and short-term fluctuations in investment returns. The amortisation charge to the operating profit in a reporting period comprises:

  (i)
  a core amount that reflects a relatively stable proportion of underlying profits; and

  (ii)
  an element of acceleration or deceleration arising from market movements differing from expectations.

Prudential plc and Subsidiaries
Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

30 June 2012

Q     Deferred acquisition costs and other intangible assets attributable to shareholders (Continued)

        In periods where the cap and floor feature of the mean reversion technique are not relevant, the technique operates to dampen the second element above. Nevertheless, extreme market movements can cause material acceleration or deceleration of amortisation in spite of this dampening effect.

        Further, in those periods where the cap or floor is relevant, the mean reversion technique provides no further dampening and additional volatility may result.

Half year and full year 2011

        In half and full year 2011, the DAC amortisation charge to operating profit included £66 million and £190 million of accelerated amortisation respectively. These amounts reflected the combined effect of:

  (i)
  The separate account performance in the periods (half year 2011: 4 per cent) as it compared with the assumed level for the period; and

  (ii)
  The reduction in the previously assumed future rates of return for the upcoming 5 years from 15 per cent, to a level nearer the middle of the corridor (of 0 per cent and 15 per cent), so that in combination with the historical returns, the 8-year average in the mean reversion calculation was the 8.4 per cent assumption.

        The reduction in assumed future rates reflected in large part the elimination from the calculation in 2011, of the 2008 negative returns. Setting aside other complications and the growth in the book, the 2011 accelerated amortisation can be broadly equated as 'paying back' the benefit experienced in 2008.

Half year 2012

        In half year 2012, the DAC amortisation charge to operating profit was determined after including a credit for decelerated amortisation of £25 million. This amount primarily reflects the separate account performance of 5 per cent, net of all fees, over the assumed level for the period.

Full year 2012

        The sensitivity for the full year 2012 remains broadly the same as previously published with the 2011 full year results, namely that on the assumption that market returns for 2012 are within the range of negative 15 per cent to positive 15 per cent, the estimated effect on the amortisation charge, is a range from acceleration of £100 million to deceleration of £100 million.

Prudential plc and Subsidiaries
Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

30 June 2012

R     Valuation bases for Group assets

        The accounting carrying values of the Group's assets reflect the requirements of IFRS. For financial investments the basis of valuation reflects the Group's application of IAS 39 'Financial Instruments: Recognition and Measurement' as described further below. The basis applied for the assets section of the statement of financial position at 30 June 2012 is summarised below:

	30 June 2012			31 December 2011*
	At fair value	Cost/ Amortised cost(note (i))	Total	At fair value	Cost/ Amortised cost(note (i))	Total

	£m	£m	£m	£m	£m	£m
Intangible assets attributable to shareholders:
Goodwill(note P)	—	1,467	1,467	—	1,465	1,465
Deferred acquisition costs and other intangible assets(note Q)	—	4,333	4,333	—	4,234	4,234

Total	—	5,800	5,800	—	5,699	5,699

Intangible assets attributable to with-profits funds:
In respect of acquired subsidiaries for venture fund and other investment purposes	—	178	178	—	178	178
Deferred acquisition costs and other intangible assets	—	84	84	—	89	89

Total	—	262	262	—	267	267

Total	—	6,062	6,062	—	5,966	5,966

Other non-investment and non-cash assets:
Property, plant and equipment	—	798	798	—	748	748
Reinsurers' share of insurance contract liabilities	—	1,703	1,703	—	1,647	1,647
Deferred tax assets(note K)	—	2,179	2,179	—	2,276	2,276
Current tax recoverable	—	308	308	—	546	546
Accrued investment income	—	2,713	2,713	—	2,710	2,710
Other debtors	—	1,827	1,827	—	987	987

Total	—	9,528	9,528	—	8,914	8,914

Investments of long-term business and other operations:(note (ii))
Investment properties	10,822	—	10,822	10,757	—	10,757
Investments accounted for using the equity method	—	112	112	—	70	70
Loans(note S)	285	9,696	9,981	279	9,435	9,714
Equity securities and portfolio holdings in unit trusts	90,542	—	90,542	87,349	—	87,349
Debt securities(note T)	128,269	—	128,269	124,498	—	124,498
Other investments	8,143	—	8,143	7,509	—	7,509
Deposits	—	12,429	12,429	—	10,708	10,708

Total	238,061	22,237	260,298	230,392	20,213	250,605

Properties held for sale	—	—	—	3	—	3
Cash and cash equivalents	—	6,737	6,737	—	7,257	7,257

Total assets	238,061	44,564	282,625	230,395	42,350	272,745

Percentage of Group total assets	84%	16%	100%	84%	16%	100%

*
The 2011 comparative results have been adjusted from those previously published for the retrospective application of the improvement in accounting policy described in note B.

Prudential plc and Subsidiaries
Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

30 June 2012

R     Valuation bases for Group assets (Continued)

Notes

(i)
Assets carried at cost or amortised cost are subject to impairment testing where appropriate under IFRS requirements. This category also includes assets which are valued by reference to specific IFRS standards such as reinsurers' share of insurance contract liabilities, deferred tax assets and investments accounted for under the equity method.

(ii)
Realised gains and losses on the Group's investments for half year 2012 amounted to a net gain of £3.6 billion (half year 2011: £2.5 billion).

Determination of fair value

        The fair values of the financial assets and liabilities of the Group have been determined on the following bases.

        The fair values of the financial instruments for which fair valuation is required under IFRS are determined by the use of current market bid prices for exchange-quoted investments, or by using quotations from independent third-parties, such as brokers and pricing services or by using appropriate valuation techniques. Investments valued using valuation techniques include financial investments which by their nature do not have an externally quoted price based on regular trades, and financial investments for which markets are no longer active as a result of market conditions eg market illiquidity. The valuation techniques used include comparison to recent arm's length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis, option adjusted spread models and, if applicable, enterprise valuation. These techniques may include a number of assumptions relating to variables such as credit risk and interest rates. Changes in assumptions relating to these variables could positively or negatively impact the reported fair value of these instruments. When determining the inputs into the valuation techniques used priority is given to publicly available prices from independent sources when available, but overall the source of pricing is chosen with the objective of arriving at a fair value measurement which reflects the price at which an orderly transaction would take place between market participants on the measurement date.

        The fair value estimates are made at a specific point in time, based upon available market information and judgments about the financial instruments, including estimates of the timing and amount of expected future cash flows and the credit standing of counterparties. Such estimates do not reflect any premium or discount that could result from offering for sale at one time the Group's entire holdings of a particular financial instrument, nor do they consider the tax impact of the realisation of unrealised gains or losses from selling the financial instrument being fair valued. In some cases the disclosed value cannot be realised in immediate settlement of the financial instrument.

        The loans and receivables have been shown net of provisions for impairment. The fair value of loans has been estimated from discounted cash flows expected to be received. The rate of discount used was the market rate of interest.

        The estimated fair value of derivative financial instruments reflects the estimated amount the Group would receive or pay in an arm's length transaction. This amount is determined using quoted prices if exchange listed, quotations from independent third-parties or valued internally using standard market practices. In accordance with the Group's risk management framework, all internally generated valuations are subject to assessment against external counterparties' valuations.

        The fair value of other financial liabilities is determined using discounted cash flows of the amounts expected to be paid.

Prudential plc and Subsidiaries
Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

30 June 2012

R     Valuation bases for Group assets (Continued)

Level 1, 2 and 3 fair value measurement hierarchy of Group financial instruments

        The table below includes financial instruments carried at fair value analysed by level of the IFRS 7 'Financial Instruments: Disclosures' defined fair value hierarchy. This hierarchy is based on the inputs to the fair value measurement and reflects the lowest level input that is significant to that measurement.

        The classification criteria and its application to Prudential can be summarised as follows:

Level 1—quoted prices (unadjusted) in active markets for identical assets and liabilities

        Level 1 includes financial instruments where there is clear evidence that the valuation is based on a quoted publicly traded price in an active market (eg exchange listed equities, mutual funds with quoted prices and exchange traded derivatives).

Level 2—inputs other than quoted prices included within level 1 that are observable either directly (ie as prices) or indirectly (ie derived from prices)

        Level 2 includes investments where a direct link to an actively traded price is not readily apparent, but which are valued using inputs which are largely observable either directly (ie as prices) or indirectly (ie derived from prices). A significant proportion of the Group's level 2 assets are corporate bonds, structured securities and other non-national government debt securities. These assets, in line with market practice, are generally valued using independent pricing services or third-party broker quotes. These valuations are determined using independent external quotations from multiple sources and are subject to a number of monitoring controls, such as monthly price variances, stale price reviews and variance analysis on prices achieved on subsequent trades.

        Pricing services, where available, are used to obtain the third-party broker quotes. Where pricing services providers are used, a single valuation is obtained and applied.

        When prices are not available from pricing services, quotes are sourced directly from brokers. Prudential seeks to obtain a number of quotes from different brokers so as to obtain the most comprehensive information available on their executability. Where quotes are sourced directly from brokers, the price used in the valuation is normally selected from one of the quotes based on a number of factors, including the timeliness, regularity and accuracy of the quotes considering the spreads provided. The selected quote is the one which best represents an executable quote for the security at the measurement date.

        Generally, no adjustment is made to the prices obtained from independent third parties. Adjustment is made in only limited circumstances, where it is determined that the third party valuations obtained do not reflect fair value (eg either because the value is stale and/or the values are extremely diverse in range). These are usually securities which are distressed or that could be subject to a debt restructure or where reliable market prices are no longer available due to an inactive market or market dislocation. In these instances, prices are derived using internal valuation techniques including those as described above in this note with the objective of arriving at a fair value measurement which reflects the price at which an orderly transaction would take place between market participants on the measurement date. The techniques used require a number of assumptions relating to variables such as credit risk and interest rates. Examples of such variables include an average credit spread based on the corporate bond universe and the relevant duration of the asset being valued. Prudential measures the input assumptions

Prudential plc and Subsidiaries
Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

30 June 2012

R     Valuation bases for Group assets (Continued)

based on the best available information at the measurement dates. Securities valued in such manner are classified as level 3 where these significant inputs are not based on observable market data.

        Of the total level 2 debt securities of £97,052 million at 30 June 2012 (31 December 2011: £94,378 million), £7,287 million are valued internally (31 December 2011: £6,847 million). The majority of such securities are valued using matrix pricing, which is based on assessing the credit quality of the underlying borrower to derive a suitable discount rate relative to government securities of a comparable duration. Under matrix pricing, the debt securities are priced taking the credit spreads on comparable quoted public debt securities and applying these to the equivalent debt instruments factoring in a specified liquidity premium. The majority of the parameters used in this valuation technique are readily observable in the market and, therefore, are not subject to interpretation.

Level 3—Significant inputs for the asset or liability that are not based on observable market data (unobservable inputs)

        Level 3 includes investments which are internally valued or subject to a significant number of unobservable assumptions (eg private equity funds and certain derivatives which are bespoke or long dated).

        At 30 June 2012 the Group held £4,863 million (31 December 2011: £4,565 million), 2 per cent of the fair valued financial investments, net of derivative liabilities (31 December 2011: 2 per cent), within level 3. Of these amounts £3,971 million (31 December 2011: £3,732 million) was held by the Group's participating funds and therefore shareholders' profit and equity are not impacted by movements in the valuation of these financial instruments. At 30 June 2012, the £3,971 million (31 December 2011: £3,732 million) represented 4.6 per cent (31 December 2011: 4.3 per cent) of the total fair valued financial instruments, net of derivative liabilities of the participating funds.

        Of the £861 million level 3 fair valued financial investments, net of derivative liabilities at 30 June 2012 (31 December 2011: £800 million), which support non-linked shareholder-backed business (representing 1.4 per cent of the total fair valued financial investments net of derivative liabilities backing this business (31 December 2011: 1.3 per cent)), £819 million of net assets are externally valued and £42 million are internally valued (31 December 2011: net assets of £757 million and £43 million respectively). These level 3 internal valuations, which represent 0.1 per cent of the total fair valued financial investments net of derivative liabilities supporting non-linked shareholder-backed business at 30 June 2012 (31 December 2011: 0.1 per cent), are inherently more subjective than the external valuations.

Transfers between levels

        During half year 2012, the transfers between levels within the Group's portfolio were primarily transfers from level 1 to 2 of £263 million and from level 3 to 2 of £145 million. These transfers which

Prudential plc and Subsidiaries
Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

30 June 2012

R     Valuation bases for Group assets (Continued)

relate to equity securities and debt securities arose to reflect the change in the observability of the inputs used in valuing these securities.

	30 June 2012
	Level 1	Level 2	Level 3	Total

	£m	£m	£m	£m
Analysis of financial investments, net of derivative liabilities by business type
With-profits
Equity securities and portfolio holdings in unit trusts	21,543	1,388	475	23,406
Debt securities	14,549	43,849	532	58,930
Other investments (including derivative assets)	295	1,405	2,964	4,664
Derivative liabilities	(41)	(1,410)	—	(1,451)

Total financial investments, net of derivative liabilities	36,346	45,232	3,971	85,549
Percentage of total	42%	53%	5%	100%

Unit-linked and variable annuity separate account
Equity securities and portfolio holdings in unit trusts	65,845	183	22	66,050
Debt securities	3,843	5,210	9	9,062
Other investments (including derivative assets)	45	80	—	125
Derivative liabilities	(8)	(9)	—	(17)

Total financial investments, net of derivative liabilities	69,725	5,464	31	75,220
Percentage of total	93%	7%	0%	100%

Non-linked shareholder-backed
Loans	—	285	—	285
Equity securities and portfolio holdings in unit trusts	1,002	11	73	1,086
Debt securities	12,069	47,993	215	60,277
Other investments (including derivative assets)	32	2,548	774	3,354
Derivative liabilities	(132)	(1,651)	(201)	(1,984)

Total financial investments, net of derivative liabilities	12,971	49,186	861	63,018
Percentage of total	21%	78%	1%	100%

Group total analysis, including other financial liabilities held at fair value
Group total
Loans	—	285	—	285
Equity securities and portfolio holdings in unit trusts	88,390	1,582	570	90,542
Debt securities	30,461	97,052	756	128,269
Other investments (including derivative assets)	372	4,033	3,738	8,143
Derivative liabilities	(181)	(3,070)	(201)	(3,452)

Total financial investments, net of derivative liabilities	119,042	99,882	4,863	223,787
Borrowings attributable to the with-profits fund held at fair value	—	(41)	—	(41)
Investment contract liabilities without discretionary participation features held at fair value	—	(15,221)	—	(15,221)
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	(2,779)	(466)	(533)	(3,778)
Other financial liabilities held at fair value	—	(311)	—	(311)

Total	116,263	83,843	4,330	204,436
Percentage of total	57%	41%	2%	100%

Prudential plc and Subsidiaries
Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

30 June 2012

R     Valuation bases for Group assets (Continued)

	31 December 2011
	Level 1	Level 2	Level 3	Total

	£m	£m	£m	£m
Analysis of financial investments, net of derivative liabilities by business type
With-profits
Equity securities and portfolio holdings in unit trusts	24,001	1,762	284	26,047
Debt securities	13,298	43,279	655	57,232
Other investments (including derivative assets)	252	1,378	2,793	4,423
Derivative liabilities	(214)	(1,127)	—	(1,341)

Total financial investments, net of derivative liabilities	37,337	45,292	3,732	86,361
Percentage of total	43%	53%	4%	100%

Unit-linked and variable annuity separate account
Equity securities and portfolio holdings in unit trusts	59,662	198	30	59,890
Debt securities	4,160	4,698	3	8,861
Other investments (including derivative assets)	18	95	—	113
Derivative liabilities	(2)	(7)	—	(9)

Total financial investments, net of derivative liabilities	63,838	4,984	33	68,855
Percentage of total	93%	7%	0%	100%

Non-linked shareholder-backed
Loans	—	279	—	279
Equity securities and portfolio holdings in unit trusts	1,175	176	61	1,412
Debt securities	11,753	46,401	251	58,405
Other investments (including derivative assets)	30	2,237	706	2,973
Derivative liabilities	(78)	(1,408)	(218)	(1,704)

Total financial investments, net of derivative liabilities	12,880	47,685	800	61,365
Percentage of total	21%	78%	1%	100%

Group total analysis, including other financial liabilities held at fair value
Group total
Loans	—	279	—	279
Equity securities and portfolio holdings in unit trusts	84,838	2,136	375	87,349
Debt securities	29,211	94,378	909	124,498
Other investments (including derivative assets)	300	3,710	3,499	7,509
Derivative liabilities	(294)	(2,542)	(218)	(3,054)

Total financial investments, net of derivative liabilities	114,055	97,961	4,565	216,581
Borrowings attributable to the with-profits fund held at fair value	—	(39)	—	(39)
Investment contract liabilities without discretionary participation features held at fair value	—	(15,056)	—	(15,056)
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	(2,586)	(805)	(449)	(3,840)
Other financial liabilities held at fair value	—	(281)	—	(281)

Total	111,469	81,780	4,116	197,365
Percentage of total	57%	41%	2%	100%

Prudential plc and Subsidiaries
Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

30 June 2012

S      Loans portfolio

        Loans are accounted for at amortised cost net of impairment except for certain mortgage loans of the UK insurance operations which have been designated at fair value through profit and loss as this loan portfolio is managed and evaluated on a fair value basis. The amounts included in the statement of financial position are analysed as follows:

	30 Jun 2012	31 Dec 2011

	£m	£m
Insurance operations
UK note (i)	3,435	3,115
USnote (ii)	4,168	4,110
Asianote (iii)	1,171	1,233
Asset management operations
M&Gnote (iv)	1,207	1,256

Total	9,981	9,714

Notes

(i)
UK insurance operations

The loans of the Group's UK insurance operations comprise:

	30 Jun 2012	31 Dec 2011

	£m	£m
SAIF and PAC WPSF
Mortgage loans*	1,282	1,036
Policy loans	18	20
Other loans**	840	917

Total PAC WPSF loans	2,140	1,973

Shareholder-backed
Mortgage loans*	1,290	1,137
Other loans	5	5

Total shareholder-backed loans	1,295	1,142

Total UK insurance operations loans	3,435	3,115

*
The mortgage loans are collateralised by properties. £1,161 million of the £1,290 million held for shareholder-backed business relate to lifetime (equity release) mortgage business which have an average loan to property value of 29 per cent.

**
Other loans held by the PAC WPSF are all commercial loans and comprise mainly syndicated loans.
(ii)
US insurance operations

The loans of the Group's US insurance operations comprise:

	30 Jun 2012	31 Dec 2011

	£m	£m
Mortgage loans†	3,623	3,559
Policy loans‡	545	551
Other loans	—	—

Total US insurance operations loans	4,168	4,110

Prudential plc and Subsidiaries
Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

30 June 2012

S      Loans portfolio (Continued)

†
All of the mortgage loans are commercial mortgage loans which are collateralised by properties. The property types are mainly industrial, multi-family residential, suburban office, retail and hotel. The breakdown by property type is as follows:

	30 Jun 2012	31 Dec 2011

	%	%
Industrial	27	28
Multi-family residential	24	23
Office	19	19
Retail	19	19
Hotels	11	11

	100	100

The US insurance operations' commercial mortgage loan portfolio has an average loan size of £6.7 million (31 December 2011: £6.6 million). The portfolio has a current estimated average loan to value of 66 per cent (31 December 2011: 68 per cent) which provides significant cushion to withstand substantial declines in value.

At 30 June 2012, Jackson had mortgage loans with a carrying value of £84 million where the contractual terms of the agreements had been restructured. In addition to the regular impairment review afforded all loans in the portfolio, restructured loans are also reviewed for impairment. An impairment will be recorded if the expected cash flows under the newly restructured terms discounted at the original yield (the pre-structured interest rate) are below the carrying value of the loan.

‡
The policy loans are fully secured by individual life insurance policies or annuity policies. These loans are accounted for at amortised cost, less any impairment.
(iii)
Asia insurance operations

The loans of the Group's Asia insurance operations comprise:

	30 Jun 2012	31 Dec 2011

	£m	£m
Mortgage loans‡	34	31
Policy loans‡	593	572
Other loans‡‡	544	630

Total Asia insurance operations loans	1,171	1,233

‡
The mortgage and policy loans are secured by properties and life insurance policies respectively.

‡
‡          The majority of the other loans are commercial loans held by the operation in Malaysia and which are all investment graded by two local rating agencies.

(iv)
M&G

The M&G loans relate to loans and receivables managed by Prudential Capital. These assets are generally secured but have no external credit ratings. Internal ratings prepared by the Group's asset management operations, as part of the risk management process, are:

	30 Jun 2012	31 Dec 2011

	£m	£m
Loans and receivables internal ratings:
A+ to A-	108	129
BBB+ to BBB-	980	1,000
BB+ to BB-	89	89
B+ to B-	30	38

Total M&G loans	1,207	1,256

All loans in the portfolio are currently paying interest on scheduled coupon dates and no interest due has been capitalised or deferred. All loans are in compliance with their covenants at 30 June 2012. The loans in the portfolio generally have ratchet mechanisms included within the loan agreements at inception so that margins increase over time to encourage early repayment or have had margins increased to reflect revised commercial terms.

Prudential plc and Subsidiaries
Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

30 June 2012

T      Debt securities portfolio

        Debt securities are carried at fair value. The amounts included in the statement of financial position are analysed as follows, with further information relating to the credit quality of the Group's debt securities at 30 June 2012 provided in the notes below.

	30 Jun 2012	31 Dec 2011

	£m	£m
Insurance operations
UK note (i)	79,900	77,953
USnote (ii)	27,061	27,022
Asianote (iii)	19,433	17,681
Asset management operationsnote (iv)	1,875	1,842

Total	128,269	124,498

Notes

(i)
UK insurance operations

					Other funds and subsidiaries
		PAC-with-profits sub-fund						UK insurance operations
							Other annuity and long-term business
	Scottish Amicable Insurance Fund	Excluding Prudential Annuities Limited	Prudential Annuities Limited	Total	Unit- linked	PRIL		30 Jun 2012 Total	31 Dec 2011 Total

	£m	£m	£m	£m	£m	£m	£m	£m	£m
S&P—AAA	464	4,235	496	4,731	611	2,886	455	9,147	9,928
S&P—AA+ to AA-	544	3,827	714	4,541	737	3,009	343	9,174	8,647
S&P—A+ to A-	1,109	10,893	1,303	12,196	1,743	6,382	846	22,276	21,474
S&P—BBB+ to BBB-	899	9,255	656	9,911	1,224	3,783	607	16,424	15,746
S&P—Other	241	2,176	59	2,235	152	254	38	2,920	3,175

	3,257	30,386	3,228	33,614	4,467	16,314	2,289	59,941	58,970

Moody's—Aaa	262	2,510	1,227	3,737	1,186	2,412	691	8,288	7,945
Moody's—Aa1 to Aa3	37	340	85	425	109	429	87	1,087	651
Moody's—A1 to A3	39	473	62	535	52	428	53	1,107	1,008
Moody's—Baa1 to Baa3	52	539	164	703	99	321	41	1,216	1,030
Moody's—Other	13	170	8	178	41	29	7	268	242

	403	4,032	1,546	5,578	1,487	3,619	879	11,966	10,876

Fitch	21	208	77	285	31	164	19	520	492
Other	307	4,058	932	4,990	150	1,922	104	7,473	7,615

Total debt securities	3,988	38,684	5,783	44,467	6,135	22,019	3,291	79,900	77,953

Where no external ratings are available, internal ratings produced by the Group's asset management operation, which are prepared on the Company's assessment of a comparable basis to external ratings, are used where possible. The

Prudential plc and Subsidiaries
Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

30 June 2012

T      Debt securities portfolio (Continued)

  £7,473 million total debt securities held at 30 June 2012 (31 December 2011: £7,615 million) which are not externally rated are either internally rated or unrated. These are analysed as follows:

	30 Jun 2012	31 Dec 2011

	£m	£m
Internal ratings or unrated:
AAA to A-	2,847	2,726
BBB to B-	3,599	3,773
Below B- or unrated	1,027	1,116

Total	7,473	7,615

The majority of unrated debt security investments were held in SAIF and the PAC with-profits fund and relate to convertible debt and other investments which are not covered by ratings analysts nor have an internal rating attributed to them. Of the £2,026 million PRIL and other annuity and long-term business investments which are not externally rated, £6 million were internally rated AAA, £313 million AA, £641 million A, £838 million BBB, £112 million BB and £116 million were internally rated B+ and below or unrated.

(ii)
US insurance operations

US insurance operations held total debt securities with a carrying value of £27,061 million at 30 June 2012 (31 December 2011: £27,022 million). The table below provides information relating to the credit risk of the aforementioned debt securities.

Summary	30 Jun 2012	31 Dec 2011

	£m	£m
Corporate and government security and commercial loans:
Government	2,107	2,163
Publicly traded and SEC Rule 144A securities	16,724	16,281
Non-SEC Rule 144A securities	3,263	3,198

Total	22,094	21,642
Residential mortgage-backed securities	2,282	2,591
Commercial mortgage-backed securities	2,129	2,169
Other debt securities	556	620

Total debt securities	27,061	27,022

Prudential plc and Subsidiaries
Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

30 June 2012

T      Debt securities portfolio (Continued)

The following table summarises the securities detailed above by rating as at 30 June 2012 using Standard and Poor's (S&P), Moody's, Fitch and implicit ratings of mortgage-backed securities (MBS) based on NAIC valuations:

	30 Jun 2012	31 Dec 2011

	£m	£m
S&P—AAA	71	133
S&P—AA+ to AA-	4,187	4,476
S&P—A+ to A-	6,767	6,382
S&P—BBB+ to BBB-	8,516	8,446
S&P—Other	954	999

	20,495	20,436

Moody's—Aaa	69	62
Moody's—Aa1 to Aa3	17	15
Moody's—A1 to A3	24	29
Moody's—Baa1 to Baa3	63	67
Moody's—Other	21	17

	194	190

Implicit ratings of MBS based on NAIC valuations (see below)
NAIC 1	2,577	2,577
NAIC 2	114	147
NAIC 3-6	289	368

	2,980	3,092

Fitch	220	184
Other **	3,172	3,120

Total debt securities	27,061	27,022

In the table above, with the exception of some mortgage-backed securities, S&P ratings have been used where available. For securities where S&P ratings are not immediately available, those produced by Moody's and then Fitch have been used as alternatives.

For some mortgage-backed securities within Jackson, the table above includes these securities using the regulatory ratings detail issued by the NAIC. These regulatory ratings levels were established by external third parties (PIMCO for residential mortgage-backed securities and BlackRock Solutions for commercial mortgage-backed securities).

*
The movement in the S&P AAA rated debt securities in the second half of 2011 reflects the downgrade of US Sovereign debt to AA+ in the period.

**
The amounts within 'Other' which are not rated by S&P, Moody's nor Fitch, nor are MBS securities using the revised regulatory ratings, have the following NAIC classifications:

	30 Jun 2012	31 Dec 2011

	£m	£m
NAIC 1	1,279	1,258
NAIC 2	1,823	1,792
NAIC 3-6	70	70

Total	3,172	3,120

Prudential plc and Subsidiaries
Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

30 June 2012

T      Debt securities portfolio (Continued)

(iii)
Asia insurance operations

	With-profits business	Unit-linked assets	Other business	30 Jun 2012 Total	31 Dec 2011 Total

	£m	£m	£m	£m	£m
S&P—AAA	605	20	40	665	1,423
S&P—AA+ to AA-	2,877	84	1,868	4,829	3,843
S&P—A+ to A-	1,843	582	1,088	3,513	3,055
S&P—BBB+ to BBB-	1,204	79	366	1,649	1,451
S&P—Other	1,081	578	765	2,424	2,137

	7,610	1,343	4,127	13,080	11,909

Moody's—Aaa	691	233	475	1,399	1,489
Moody's—Aa1 to Aa3	62	70	10	142	128
Moody's—A1 to A3	210	32	62	304	304
Moody's—Baa1 to Baa3	139	183	68	390	131
Moody's—Other	72	14	14	100	59

	1,174	532	629	2,335	2,111

Fitch	27	18	29	74	351
Other	1,664	1,034	1,246	3,944	3,310

Total debt securities	10,475	2,927	6,031	19,433	17,681

The following table analyses debt securities of 'Other business' which are not externally rated:

	30 Jun 2012 Total	31 Dec 2011 Total

	£m	£m
Government bonds	352	244
Corporate bonds rated as investment grade by local external ratings agencies	854	776
Structured deposits issued by banks which are themselves rated, but where the specific deposits are not rated	—	—
Other	40	45

Total	1,246	1,065

(iv)
Asset Management Operations

Of the total debt securities at 30 June 2012 of £1,875 million, £1,867 million was held by M&G.

	30 Jun 2012	31 Dec 2011

	£m	£m
M&G
AAA to A- by Standard and Poor's or Aaa rated by Moody's	1,620	1,547
Other	247	287

Total M&G	1,867	1,834

Prudential plc and Subsidiaries
Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

30 June 2012

T      Debt securities portfolio (Continued)

(v)
Group exposure to holdings in asset-backed securities

The Group's exposure to holdings in asset-backed securities, which comprise residential mortgage-backed securities (RMBS), commercial mortgage-backed securities (CMBS), collateralised debt obligations (CDO) funds and other asset-backed securities (ABS), at 30 June 2012 is as follows:

	30 Jun 2012	31 Dec 2011

	£m	£m
Shareholder-backed operations (excluding assets held in unit-linked funds):
UK insurance operationsnote (a)	1,538	1,358
US insurance operationsnote (b)	4,967	5,380
Asia insurance operations	172	176
Other operationsnote (d)	622	594

	7,299	7,508

With-profits operations:
UK insurance operationsnote (a)	5,743	5,351
Asia insurance operationsnote (c)	407	454

	6,150	5,805

Total	13,449	13,313

(a)
UK insurance operations

The UK insurance operations' exposure to asset-backed securities at 30 June 2012 comprises:

	30 Jun 2012	31 Dec 2011

	£m	£m
Shareholder-backed business (2012: 37% AAA, 12% AA)*	1,538	1,358
With-profits operations (2012: 61% AAA, 8% AA)**	5,743	5,351

Total	7,281	6,709

*
All of the exposure of the shareholder-backed business relates to the UK market and primarily relates to investments held by PRIL.

**
Of the £5,743 million exposure of the with-profits operations at 30 June 2012 (31 December 2011: £5,351 million), £1,683 million (31 December 2011: £1,314 million) relates to exposure to the US markets and with the remaining exposure being primarily to the UK market.

Prudential plc and Subsidiaries
Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

30 June 2012

T      Debt securities portfolio (Continued)

(b)
US insurance operations

US insurance operations' exposure to asset-backed securities at 30 June 2012 comprises:

	30 Jun 2012	31 Dec 2011

	£m	£m
RMBS Sub-prime (2012: 21% AAA, 3% AA)**	213	207
Alt-A (2012: 12% AAA, 4% AA)	281	310
Prime including agency (2012: 3% AAA, 77% AA)	1,788	2,074
CMBS (2012: 36% AAA, 10% AA)**	2,129	2,169
CDO funds (2012: 0% AAA, 1% AA)*, including £nil exposure to sub-prime	37	44
Other ABS (2012: 16% AAA, 18% AA), including £6.4 million exposure to sub-prime	519	576

Total	4,967	5,380

*
Including the Group's economic interest in Piedmont and other consolidated CDO funds.

**
MBS ratings refer to the ratings implicit within NAIC risk-based capital valuation see note C (a).

(c)
Asia insurance operations

The Asia insurance operations' exposure to asset-backed securities is primarily held by the with-profits operations.

The £407 million (31 December 2011: £454 million) asset-backed securities exposure of the Asia with-profits operations comprises:

	30 Jun 2012	31 Dec 2011

	£m	£m
CMBS	124	149
CDO funds and ABS	283	305

Total	407	454

The £407 million includes £332 million (31 December 2011: £398 million) held by investment funds consolidated under IFRS in recognition of the control arrangements for those funds and include an amount not owned by the Group with a corresponding liability of £22 million (31 December 2011: £20 million) on the statement of financial position for net asset value attributable to external unit-holders in respect of these funds, which are non-recourse to the Group. Of the £407 million, 61 per cent (31 December 2011: 75 per cent) are investment graded by Standard and Poor's.

(d)
Other operations

Other operations' exposure to asset-backed securities at 30 June 2012 is held by Prudential Capital and comprises:

	30 Jun 2012	31 Dec 2011

	£m	£m
RMBS: Prime (2012: 92% AAA, 4% AA)	363	340
CMBS (2012: 30% AAA, 14% AA)	132	146
CDO funds and other ABS—all without sub-prime exposure (2012: 99% AAA)	127	108

Total	622	594

Prudential plc and Subsidiaries
Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

30 June 2012

T      Debt securities portfolio (Continued)

(vi)
Group sovereign debt exposure

The exposure of the Group's shareholder and with-profits funds to sovereign debt (including credit default swaps that are referenced to sovereign debt) at 30 June 2012 is as follows:

	30 Jun 2012		31 Dec 2011
	Shareholder sovereign debt	With-profits sovereign debt	Shareholder sovereign debt	With-profits sovereign debt

	£m	£m	£m	£m
Continental Europe

Italy	44	54	43	52
Spain	1	36	1	33

	45	90	44	85
Germany	463	530	598	602
Other Europe (principally Isle of Man and Belgium)	58	47	48	62

	566	667	690	749
United Kingdom	3,323	2,303	3,254	2,801
United States	2,365	3,305	2,448	2,615
Other, predominantly Asia	2,888	341	2,850	332

Total	9,142	6,616	9,242	6,497

        Sovereign debt represented 15 per cent or £9.1 billion of the debt portfolio backing shareholder business at 30 June 2012 (31 December 2011: 16 per cent or £9.2 billion). 43 per cent of this was rated AAA and 91 per cent investment grade (31 December 2011: 43 per cent AAA, 94 per cent investment grade). At 30 June 2012, the Group's total holding in continental Europe shareholder sovereign debt fell from £690 million at 31 December 2011 to £566 million, principally due to a reduction in the level of German debt held from £598 million to £463 million. Of the total £566 million debt, 82 per cent was AAA rated (31 December 2011: 87 per cent AAA rated). Shareholder exposure to the Eurozone sovereigns of Portugal, Italy, Ireland, Greece and Spain (PIIGS) is £45 million (31 December 2011: £44 million). The Group does not have any sovereign debt exposure to Greece, Portugal or Ireland.

Prudential plc and Subsidiaries
Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

30 June 2012

T      Debt securities portfolio (Continued)

Exposure to bank debt securities

        The Group held the following direct exposures to bank debt securities of shareholder-backed business at 30 June 2012 and 31 December 2011.

	Bank debt securities—shareholder-backed business
	Senior debt			Subordinated debt
	Covered	Senior	Total senior debt	Tier 2	Tier 1	Total subordinated debt	30 Jun 2012 Total

	£m	£m	£m	£m	£m	£m	£m

Portugal	—	26	26	—	—	—	26
Ireland	—	14	14	—	—	—	14
Italy	—	11	11	56	—	56	67
Greece	—	—	—	—	—	—	—
Spain	137	10	147	42	3	45	192

	137	61	198	98	3	101	299
Austria	—	—	—	10	—	10	10
Belgium	—	—	—	—	—	—	—
France	17	34	51	58	30	88	139
Germany	—	31	31	1	—	1	32
Luxembourg	—	—	—	—	—	—	—
Netherlands	—	11	11	89	66	155	166
United Kingdom	457	182	639	618	101	719	1,358

Total Europe	611	319	930	874	200	1,074	2,004

United States	—	1,434	1,434	382	1	383	1,817
Other, predominantly Asia	20	303	323	339	229	568	891

Total	631	2,056	2,687	1,595	430	2,025	4,712

Prudential plc and Subsidiaries
Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

30 June 2012

T      Debt securities portfolio (Continued)

	Bank debt securities—shareholder-backed business
	Senior debt			Subordinated debt
	Covered	Senior	Total senior debt	Tier 2	Tier 1	Total subordinated debt	31 Dec 2011 Total

	£m	£m	£m	£m	£m	£m	£m

Portugal	—	24	24	—	—	—	24
Ireland	—	13	13	—	—	—	13
Italy	—	11	11	56	14	70	81
Greece	—	—	—	—	—	—	—
Spain	107	11	118	90	2	92	210

	107	59	166	146	16	162	328
Austria	—	—	—	9	—	9	9
Belgium	—	—	—	—	—	—	—
France	2	34	36	78	35	113	149
Germany	—	28	28	1	—	1	29
Luxembourg	—	—	—	—	—	—	—
Netherlands	—	7	7	81	64	145	152
United Kingdom	228	145	373	615	95	710	1,083

Total Europe	337	273	610	930	210	1,140	1,750

United States	—	1,362	1,362	352	2	354	1,716
Other, predominantly Asia	—	246	246	562	33	595	841

Total	337	1,881	2,218	1,844	245	2,089	4,307

Prudential plc and Subsidiaries
Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

30 June 2012

T      Debt securities portfolio (Continued)

        In addition to the exposures held by the shareholder-backed business, the Group held the following bank debt securities at 30 June 2012 and 31 December 2011 within its with-profits funds.

	Bank debt securities—participating funds
	Senior debt			Subordinated debt
	Covered	Senior	Total senior debt	Tier 2	Tier 1	Total subordinated debt	30 Jun 2012 Total

	£m	£m	£m	£m	£m	£m	£m

Portugal	—	7	7	—	—	—	7
Ireland	5	—	5	—	—	—	5
Italy	—	47	47	49	—	49	96
Greece	—	—	—	—	—	—	—
Spain	157	12	169	5	1	6	175

	162	66	228	54	1	55	283
Austria	—	—	—	—	—	—	—
Belgium	—	—	—	—	—	—	—
France	11	69	80	48	5	53	133
Germany	—	6	6	—	—	—	6
Luxembourg	—	—	—	—	—	—	—
Netherlands	—	133	133	—	4	4	137
United Kingdom	704	435	1,139	753	42	795	1,934

Total Europe	877	709	1,586	855	52	907	2,493

United States	—	1,720	1,720	202	36	238	1,958
Other, predominantly Asia	9	437	446	202	130	332	778

Total	886	2,866	3,752	1,259	218	1,477	5,229

Prudential plc and Subsidiaries
Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

30 June 2012

T      Debt securities portfolio (Continued)

	Bank debt securities—participating funds
	Senior debt			Subordinated debt
	Covered	Senior	Total senior debt	Tier 2	Tier 1	Total subordinated debt	31 Dec 2011 Total

	£m	£m	£m	£m	£m	£m	£m

Portugal	—	7	7	—	—	—	7
Ireland	5	—	5	—	—	—	5
Italy	—	45	45	49	2	51	96
Greece	—	—	—	—	—	—	—
Spain	137	—	137	1	—	1	138

	142	52	194	50	2	52	246
Austria	—	—	—	—	—	—	—
Belgium	—	—	—	—	—	—	—
France	—	80	80	47	17	64	144
Germany	—	7	7	—	—	—	7
Luxembourg	—	7	7	—	—	—	7
Netherlands	—	80	80	14	28	42	122
United Kingdom	319	385	704	772	74	846	1,550

Total Europe	461	611	1,072	883	121	1,004	2,076

United States	—	1,378	1,378	396	278	674	2,052
Other, predominantly Asia	1	384	385	341	20	361	746

Total	462	2,373	2,835	1,620	419	2,039	4,874

Prudential plc and Subsidiaries
Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

30 June 2012

U     Debt securities of US insurance operations: Valuation basis, accounting presentation of gains and losses and securities in an unrealised loss position

(i)
Valuation basis

        Under IAS 39, unless categorised as 'held to maturity' or 'loans and receivables' debt securities are required to be fair valued. Where available, quoted market prices are used. However, where securities do not have an externally quoted price based on regular trades or where markets for the securities are no longer active as a result of market conditions, IAS 39 requires that valuation techniques be applied. IFRS 7 requires classification of the fair values applied by the Group into a three level hierarchy. At 30 June 2012, 0.1 per cent of Jackson's debt securities were classified as level 3 (31 December 2011: 0.1 per cent) comprising of fair values where there are significant inputs which are not based on observable market data.

(ii)
Accounting presentation of gains and losses

        With the exception of debt securities of US insurance operations classified as 'available-for-sale' under IAS 39, unrealised value movements on the Group's investments are booked within the income statement. For with-profits operations, such value movements are reflected in changes to asset share liabilities to policyholders or the liability for unallocated surplus. For shareholder-backed operations, the unrealised value movements form part of the total return for the year booked in the profit before tax attributable to shareholders. Separately, as noted elsewhere and in note C in this report, and as applied previously, the Group provides an analysis of this profit distinguishing operating profit based on longer-term investment returns and short-term fluctuations in investment returns.

        However, for debt securities classified as available-for-sale, unless impaired, fair value movements are recognised in other comprehensive income. Realised gains and losses, including impairments, recorded in the income statement are as shown in note F of this report. This classification is applied for most of the debt securities of the Group's US insurance operations.

(iii)
Half year 2012 movements in unrealised gains and losses

        In half year 2012 there was a movement in the statement of financial position value for debt securities classified as available-for-sale from a net unrealised gain of £2,057 million to a net unrealised gain of £2,522 million. This increase reflects the effects of lower interest rates. The gross unrealised gain in the statement of financial position increased from £2,303 million at 31 December 2011 to £2,679 million at 30 June 2012, while the gross unrealised loss decreased from £246 million at 31 December 2011 to £157 million at 30 June 2012.

Prudential plc and Subsidiaries
Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

30 June 2012

U     Debt securities of US insurance operations: Valuation basis, accounting presentation of gains and losses and securities in an unrealised loss position (Continued)

        These features are included in the table shown below of the movements in the values of available-for-sale securities.

		Changes in Unrealised appreciation**	Foreign exchange translation

	30 Jun 2012	Reflected as part of movement in comprehensive income		31 Dec 2011

	£m	£m	£m	£m
Assets fair valued at below book value:
Book value*	1,670			2,455
Unrealised lossnote (iv)(a), (b)	(157)	87	2	(246)

Fair value (as included in statement of financial position)	1,513			2,209

Assets fair valued at or above book value:
Book value*	22,863			22,504
Unrealised gain	2,679	395	(19)	2,303

Fair value (as included in statement of financial position)	25,542			24,807

Total:
Book value*	24,533			24,959
Net unrealised gain (loss)	2,522	482	(17)	2,057

Fair value (as included in statement of financial position)†	27,055			27,016

*
Book value represents cost/amortised cost of the debt securities.

**
Translated at the average rate of $1.5768: £1.

†
Debt securities for US operations included in the statement of financial position at 30 June 2012 and as referred to in note T, comprise:

	30 Jun 2012	31 Dec 2011

	£m	£m
Available-for-sale	27,055	27,016
Consolidated investment funds classified as fair value through profit and loss	6	6

	27,061	27,022

        Included within the movement in gross unrealised losses for the debt securities of Jackson of £87 million as shown above was a net decrease in value of £12 million relating to sub-prime and Alt-A securities for which the carrying values are shown in the 'Fair value of securities as a percentage of book value' table below.

Prudential plc and Subsidiaries
Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

30 June 2012

U     Debt securities of US insurance operations: Valuation basis, accounting presentation of gains and losses and securities in an unrealised loss position (Continued)

(iv)
Debt securities classified as available-for-sale in an unrealised loss position

        The following tables show some key attributes of those securities that are in an unrealised loss position at 30 June 2012.

(a)
Fair value of securities as a percentage of book value

        The following table shows the fair value of the debt securities in a gross unrealised loss position for various percentages of book value:

	30 Jun 2012		31 Dec 2011
	Fair value	Unrealised loss	Fair value	Unrealised loss

	£m	£m	£m	£m
Between 90% and 100%	1,160	(27)	1,829	(60)
Between 80% and 90%	190	(31)	172	(28)
Below 80%note (d)	163	(99)	208	(158)

Total	1,513	(157)	2,209	(246)

        Included within the table above are amounts relating to sub-prime and Alt-A securities of:

	30 Jun 2012		31 Dec 2011
	Fair value	Unrealised loss	Fair value	Unrealised loss

	£m	£m	£m	£m
Between 90% and 100%	127	(5)	142	(7)
Between 80% and 90%	50	(9)	58	(11)
Below 80% note (d)	62	(25)	69	(35)

Total	239	(39)	269	(53)

(b)
Unrealised losses by maturity of security

	30 Jun 2012	31 Dec 2011

	£m	£m
Less than 1 year	—	—
1 year to 5 years	(2)	(7)
5 years to 10 years	(18)	(28)
More than 10 years	(11)	(28)
Mortgage-backed and other debt securities	(126)	(183)

Total	(157)	(246)

Prudential plc and Subsidiaries
Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

30 June 2012

U     Debt securities of US insurance operations: Valuation basis, accounting presentation of gains and losses and securities in an unrealised loss position (Continued)

(c)
Age analysis of unrealised losses for the years indicated

        The following table shows the age analysis of all the unrealised losses in the portfolio by reference to the length of time the securities have been in an unrealised loss position:

	30 Jun 2012			31 Dec 2011
	Non- investment grade	Investment grade	Total	Non- investment grade	Investment grade	Total

	£m	£m	£m	£m	£m	£m
Less than 6 months	(7)	(15)	(22)	(11)	(31)	(42)
6 months to 1 year	(4)	(6)	(10)	(7)	(8)	(15)
1 year to 2 years	(5)	(3)	(8)	(5)	(1)	(6)
2 years to 3 years	(3)	—	(3)	(7)	(10)	(17)
More than 3 years	(52)	(62)	(114)	(61)	(105)	(166)

Total	(71)	(86)	(157)	(91)	(155)	(246)

        At 30 June 2012, the gross unrealised losses in the statement of financial position for the sub-prime and Alt-A securities in an unrealised loss position were £39 million (31 December 2011: £53 million), as shown above in note (a). Of these losses £2 million (31 December 2011: £10 million) relate to securities that have been in an unrealised loss position for less than one year and £37 million (31 December 2011: £43 million) to securities that have been in an unrealised loss position for more than one year.

(d)
Securities whose fair value were below 80 per cent of the book value

        As shown in the table (a) above, £99 million of the £157 million of gross unrealised losses at 30 June 2012 (31 December 2011: £158 million of the £246 million of gross unrealised losses) related to securities whose fair value was below 80 per cent of the book value. The analysis of the £99 million

Prudential plc and Subsidiaries
Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

30 June 2012

U     Debt securities of US insurance operations: Valuation basis, accounting presentation of gains and losses and securities in an unrealised loss position (Continued)

(31 December 2011: £158 million), by category of debt securities and by age analysis indicating the length of time for which their fair value was below 80 per cent of the book value, is as follows:

	30 Jun 2012		31 Dec 2011
Category analysis	Fair value	Unrealised loss	Fair value	Unrealised loss

	£m	£m	£m	£m
Residential mortgage-backed securities:
Prime (including agency)	27	(10)	38	(16)
Alt-A	11	(3)	12	(3)
Sub-prime	51	(22)	58	(32)

	89	(35)	108	(51)
Commercial mortgage-backed securities	8	(29)	6	(29)
Other asset-backed securities	53	(31)	65	(58)

Total structured securities	150	(95)	179	(138)
Corporates	13	(4)	29	(20)

Total	163	(99)	208	(158)

        The following table shows the age analysis as at 30 June 2012, of the securities whose fair value were below 80 per cent of the book value:

	30 Jun 2012		31 Dec 2011
Age analysis	Fair value	Unrealised loss	Fair value	Unrealised loss

	£m	£m	£m	£m
Less than 3 months	32	(10)	15	(5)
3 months to 6 months	—	—	45	(15)
More than 6 months	131	(89)	148	(138)

Total	163	(99)	208	(158)

Prudential plc and Subsidiaries
Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

30 June 2012

V     Net core structural borrowings of shareholder-financed operations

	30 Jun 2012	31 Dec 2011

	£m	£m
Core structural borrowings of shareholder-financed operations:note (i)
Perpetual subordinated capital securities (Innovative Tier 1)note (ii)	1,808	1,823
Subordinated notes (Lower Tier 2)note (ii)	830	829

Subordinated debt total	2,638	2,652
Senior debt:note (iii)
2023	300	300
2029	249	249

Holding company total	3,187	3,201
PruCap bank loannote (iv)	250	250
Jackson surplus notes (Lower Tier 2)note (ii)	159	160

Total (per condensed consolidated statement of financial position)	3,596	3,611
Less: Holding company cash and short-term investments (recorded within the condensed consolidated statement of financial position)note (v)	(1,222)	(1,200)

Net core structural borrowings of shareholder-financed operations	2,374	2,411

Notes

(i)
The maturity profile, currencies and interest rates applicable to the core structural borrowings of shareholder-financed operations of the Group are as detailed in note H13 of the Group's consolidated financial statements for the year ended 31 December 2011. There were no changes in half year 2012 affecting these core structural borrowings.

(ii)
These debt classifications are consistent with the treatment of capital for regulatory purposes, as defined in the FSA handbook. In January 2011, the Company issued US$550 million 7.75 per cent Tier 1 subordinated debt, primarily to retail investors. The proceeds, net of costs, were US$539 million (£340 million) and were used to finance the repayments of the €500 million Tier 2 subordinated debt in December 2011.

The Group has designated US$2.85 billion (31 December 2011: US$2.85 billion) of its Tier 1 subordinated debt as a net investment hedge under IAS 39 to hedge the currency risks related to the net investment in Jackson.

(iii)
The senior debt ranks above subordinated debt in the event of liquidation.

(iv)
The £250 million PruCap bank loan was made in December 2010 in two tranches: £135 million maturing in June 2014, currently drawn at a cost of twelve month £LIBOR plus 1.2 per cent and £115 million maturing in December 2012, currently drawn at a cost of twelve month £LIBOR plus 0.99 per cent.

(v)
Including central finance subsidiaries.

Prudential plc and Subsidiaries
Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

30 June 2012

W    Other borrowings

	30 Jun 2012	31 Dec 2011

	£m	£m
Operational borrowings attributable to shareholder-financed operationsnote (i)
Borrowings in respect of short-term fixed income securities programmes	2,568	2,956
Non-recourse borrowings of US operations	20	21
Other borrowingsnote (ii)	216	363

Total	2,804	3,340

Borrowings attributable to with-profits operations
Non-recourse borrowings of consolidated investment funds	742	747
£100m 8.5% undated subordinated guaranteed bonds of Scottish Amicable Finance plc	100	100
Other borrowings (predominantly obligations under finance leases)	112	125

Total	955	972

Notes

(i)
In addition to the debt listed above, £200 million Floating Rate Notes were issued by Prudential plc in April 2012 which mature in October 2012. These Notes have been wholly subscribed to by a Group subsidiary and accordingly have been eliminated on consolidation in the Group financial statements. These Notes were originally issued in October 2008 and have been reissued upon their maturity.

(ii)
Other borrowings mainly include amounts whose repayment to the lender is contingent upon future surpluses emerging from certain contracts specified under the arrangement. If insufficient surplus emerges on those contracts, there is no recourse to other assets of the Group and the liability is not payable to the degree of shortfall. In addition, other borrowings include senior debt issued through the Federal Home Loan Bank of Indianapolis (FHLB) and was secured on collateral posted with FHLB by Jackson.

The Group has chosen to designate as a fair value hedge under IAS 39 certain fixed to floating rate swaps which hedge the fair value interest rate exposure movements of these borrowings.

Prudential plc and Subsidiaries
Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

30 June 2012

X     Defined benefit pension schemes

        The Group asset/liability in respect of defined benefit pension schemes is as follows:

Summary Group position

	PSPS	Other schemes	30 Jun 2012	31 Dec 2011

	£m	£m	£m	£m
Underlying economic surplusnote (ii)	1,416	9	1,425	1,543
Less: unrecognised surplus and adjustment for obligation for deficit fundingnote (ii)	(1,249)	—	(1,249)	(1,607)

Economic surplus (deficit) (including investment in Prudential insurance policies)note (ii)	167	9	176	(64)

Attributable to:
PAC with-profits fund	116	(18)	98	(41)
Shareholder-backed operations	51	27	78	(23)

Consolidation adjustment against policyholder liabilities for investment in Prudential insurance policies	—	(169)	(169)	(165)

IAS 19 pension asset (liability) on the Group statement of financial position*	167	(160)	7	(229)

*
At 30 June 2012, the PSPS' pension asset of £167 million and the other schemes' pension liability of £160 million were included within 'Other debtors' and 'Provisions', respectively on the condensed consolidated statement of financial position. The 2011 comparative liabilities of £361 million and £229 million as at 30 June 2011 and 31 December 2011, respectively were included within 'Provisions'.

        The Group business operations operate a number of pension schemes. The largest defined benefit scheme is the principal UK scheme, namely the Prudential Staff Pension Scheme (PSPS). In the UK, the Group also operates two smaller defined benefit schemes for employees in respect of Scottish Amicable and M&G. For all three schemes the projected unit method was used for the most recent full actuarial valuations. There is also a small defined benefit pension scheme in Taiwan.

        Defined benefit schemes in the UK are generally required to be subject to full actuarial valuation every three years in order to assess the appropriate level of funding for schemes in relation to their commitments. These valuations include assessments of the likely rate of return on the assets held within the separate trustee administered funds. The valuation of PSPS as at 5 April 2011 was finalised in the second quarter of 2012. This valuation demonstrated the scheme to be 111 per cent funded by reference to the Scheme Solvency Target that forms the basis of the scheme's funding objective. As a result of this valuation, future contributions into the scheme have been reduced to the minimum level of contributions required under the scheme rules effective from July 2012. Excluding expenses, the contributions will fall to approximately £6 million per annum from the £50 million per annum paid previously. The new contributions are only for ongoing service of current employees. No deficit type funding is required. Deficit funding for PSPS, where applicable, is apportioned in the ratio of 70/30 between the PAC with-profits fund and shareholder-backed operations following detailed consideration

Prudential plc and Subsidiaries
Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

30 June 2012

X     Defined benefit pension schemes (Continued)

in 2005 of the sourcing of previous contributions. Employer contributions for ongoing service of current employees are apportioned in the ratio relevant to current activity.

        The valuation of the Scottish Amicable Pension Scheme (SAPS) as at 31 March 2008 demonstrated the scheme to be 91 per cent funded. Based on this valuation and subsequent agreement with the Trustees, deficit funding of £13.1 million per annum is currently being paid into the scheme. Subsequent to the balance sheet date, the valuation of SAPS as at 31 March 2011 was finalised in September 2012. The valuation demonstrated the scheme to be 85 per cent funded. Accordingly, the current level of deficit funding of £13.1 million per annum will continue to be paid into the scheme over the next six years to eliminate the actuarial deficit.

        The valuation of the M&G pension scheme as at 31 December 2008 demonstrated the scheme to be 76 per cent funded. Based on this valuation, deficit funding amounts designed to eliminate the actuarial deficit over a five year period have been made from January 2010 of £14.1 million per annum for the first two years and £9.3 million per annum for the subsequent three years. During 2011, the Group agreed with the Trustees to pay an additional funding of £1.2 million per annum from January 2012, until the conclusion of the next formal valuation as at 31 December 2011 which is currently in progress.

        Under the IAS 19 'Employee Benefits' valuation basis, the Group applies IFRIC 14, 'IAS 19—The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction'. Under IFRIC 14, a surplus is only recognised to the extent that the Company is able to access the surplus either through an unconditional right of refund to the surplus or through reduced future contributions relating to ongoing service which have been substantively enacted or contractually agreed. Further, the IFRS financial position recorded reflects the higher of any underlying IAS 19 deficit and any obligation for committed deficit funding obligation.

        For PSPS, the Group does not have unconditional right of refund to any surplus of the scheme. Accordingly, prior to the finalisation of the 5 April 2011 triennial valuation, the Group had not recognised the underlying surplus of PSPS (31 December 2011: £1,588 million gross of deferred tax) and had recognised a liability for deficit funding (31 December 2011: £19 million gross of deferred tax).

        The underlying IAS 19 surplus for PSPS at 30 June 2012 was £1,416 million. The finalisation of the 5 April 2011 triennial valuation was accompanied by an agreement with the Trustees that additional deficit type funding would no longer be necessary and furthermore, the level of contributions for ongoing service of current employees was reduced to the minimum level required by the scheme rules. As a consequence, a portion of the surplus, being £169 million, is now recognised as recoverable. The £169 million represents the present value of the economic benefits available from the reductions to future ongoing contributions to the scheme. Accordingly, including a £2 million residual obligation for deficit funding from the 2008 valuation agreement, a net surplus of £167 million gross of deferred tax was recognised at 30 June 2012. Of this amount, £116 million was allocated to the PAC with-profits fund and £51 million was allocated to the shareholders' fund.

        The IAS 19 deficit of the Scottish Amicable Pension Scheme at 30 June 2012 was £35 million (30 June 2011: deficit of £99 million; 31 December 2011: deficit of £55 million) and has been allocated approximately 50 per cent to the PAC with-profits fund and 50 per cent to the shareholders' fund.

Prudential plc and Subsidiaries
Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

30 June 2012

X     Defined benefit pension schemes (Continued)

        The IAS 19 surplus of the M&G pension scheme on an economic basis at 30 June 2012 was £44 million (30 June 2011: deficit of £5 million; 31 December 2011: surplus of £10 million) and is wholly attributable to shareholders. The underlying position on an economic basis reflects the assets (including investments in Prudential insurance policies that are offset against liabilities to policyholders on the Group consolidation) and the liabilities of the schemes. As at 30 June 2012, the M&G pension scheme has invested £169 million in Prudential insurance policies (30 June 2011: £222 million; 31 December 2011: £165 million). After excluding these investments that are offset against liabilities to policyholders, the IAS 19 basis position of the M&G pension scheme is a deficit of £125 million (30 June 2011: deficit of £227 million; 31 December 2011: deficit of £155 million).

(i)    Assumptions

        The actuarial assumptions used in determining benefit obligations and the net periodic benefit costs for the period ended 30 June 2012 were as follows:

	30 Jun 2012	30 Jun 2011	31 Dec 2011

	%	%	%
Discount rate*	4.6	5.6	4.7
Rate of increase in salaries	2.6	5.7	2.9
Rate of inflation:†
Retail Price Index (RPI)	2.6	3.7	2.9
Consumer Price Index (CPI)	1.6	2.7	1.9
Rate of increase of pensions in payment for inflation:
Guaranteed (maximum 5%)	2.5	2.7	2.5
Guaranteed (maximum 2.5%)**	2.5	2.5	2.5
Discretionary**	2.5	2.5	2.5
Expected returns on plan assets	3.1	5.1	5.1

*
The discount rate has been determined by reference to an 'AA' corporate bond index adjusted, where applicable, to allow for the difference in duration between the index and the pension liabilities.

**
The rates of 2.5 per cent are those for PSPS. Assumed rates of increase of pensions in payments for inflation for all other schemes are 2.6 per cent for 30 June 2012 (30 June 2011: 2.7 per cent; 31 December 2011: 2.9 per cent).

†
The rate of inflation reflects the long-term assumption for the UK RPI or CPI depending on the tranche of the schemes.

        The calculations are based on current actuarially calculated mortality estimates with a specific allowance made for future improvements in mortality. The specific allowance for half year 2012 and full year 2011 is in line with a custom calibration of the 2009 mortality model from the Continuous Mortality Investigation Bureau of the Institute and Faculty of Actuaries (CMI).

        The tables used for PSPS immediate annuities in payment at 30 June 2012, 30 June 2011 and 31 December 2011 were:

        Male: 108.6 per cent PNMA 00 with improvements in line with a custom calibration of the CMIs 2009 mortality model, with a long-term mortality improvement rate of 1.75 per cent per annum; and

Prudential plc and Subsidiaries
Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

30 June 2012

X     Defined benefit pension schemes (Continued)

        Female: 103.4 per cent PNFA 00 with improvements in line with a custom calibration of the CMIs 2009 mortality model, with a long-term mortality improvement rate of 1.00 per cent per annum.

(ii)   Estimated pension scheme deficit—economic basis

        Movements on the pension scheme deficit (determined on the economic basis) are as follows, with the effect of the application of IFRIC 14 being shown separately:

	Half year 2012
		(Charge) credit to income statement
	Surplus (deficit) in scheme at 1 Jan 2012	Operating results (based on longer- term investment returns)(note (a))	Actuarial and other gains and losses(note (b))	Contributions paid	Surplus (deficit) in scheme at 30 Jun 2012(note (c))

	£m	£m	£m	£m	£m
All schemes
Underlying position (without the effect of IFRIC 14)
Surplus (deficit)	1,543	(137)	(26)	45	1,425
Less: amount attributable to PAC with-profits fund	(1,083)	89	40	(21)	(975)

Shareholders' share:
Gross of tax surplus (deficit)	460	(48)	14	24	450
Related tax	(117)	18	(3)	(6)	(108)

Net of shareholders' tax	343	(30)	11	18	342

Effect of IFRIC 14
Derecognition of surplus and set up of additional funding obligation	(1,607)	119	239	—	(1,249)
Less: amount attributable to PAC with-profits fund	1,124	(81)	(166)	—	877

Shareholders' share:
Gross of tax surplus (deficit)	(483)	38	73	—	(372)
Related tax	123	(16)	(18)	—	89

Net of shareholders' tax	(360)	22	55	—	(283)

With the effect of IFRIC 14
Surplus (deficit)	(64)	(18)	213	45	176
Less: amount attributable to PAC with-profits fund	41	8	(126)	(21)	(98)

Shareholders' share:
Gross of tax surplus (deficit)	(23)	(10)	87	24	78
Related tax	6	2	(21)	(6)	(19)

Net of shareholders' tax	(17)	(8)	66	18	59

Prudential plc and Subsidiaries
Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

30 June 2012

X     Defined benefit pension schemes (Continued)

Notes

(a)
The components of the credit (charge) to operating results (comprising amounts attributable to the PAC with-profits fund and shareholder-backed operations) are as follows:

	Half year 2012	Half year 2011

	£m	£m
Current service cost	(17)	(19)
Past service cost:
RPI to CPI inflation measure change in 2011note (i)(i)	—	282
Exceptional discretionary pension increase for PSPS in 2012note (i)	(106)	—
Finance (expense) income:
Interest on pension scheme liabilities	(132)	(153)
Expected return on assets	118	156

Total (charge) credit without the effect IFRIC 14	(137)	266
Effect of IFRIC 14 for pension schemes	119	(220)

Total (charge) credit after the effect of IFRIC 14 as shown above relating to the Group's operating profit based on longer-term investment returnsnote (ii)	(18)	46

Notes

(i)
Past service cost

—RPI/CPI inflation measure change in 2011

During 2011 the Group altered its inflation measure basis for future statutory increases to pension payments for certain tranches of its UK defined benefit pension schemes. This reflected the UK Government's decision to replace the basis of indexation from RPI with CPI.

The £282 million credit in 2011 shown above comprised £216 million for PSPS and £66 million for other schemes. As noted earlier, the PSPS scheme surplus was not recognised for accounting purposes due to the application of IFRIC 14. The £66 million for other schemes (as shown in the table below) was allocated as £24 million to PAC with-profits fund and £42 million to shareholders referred to in note C.

—Exceptional discretionary pension increase for PSPS in 2012

During the first half of 2012, the Group awarded an exceptional discretionary increase to pensions in payment of PSPS, which resulted in a past service cost of £106 million. As the PSPS scheme surplus is substantially not recognised for accounting purposes, this past service cost has no impact on the Group's results.

(ii)
The net (charge) credit to operating profit (comprising amounts attributable to the PAC with-profits fund and shareholder-backed operations) of £(18) million (half year 2011: £46 million) is made up the following:

	Half year 2012	Half year 2011

	£m	£m
Underlying IAS 19 charge for other pension schemes	(8)	(9)
Cash costs for PSPS	(10)	(10)
Unwind of discount on opening provision for deficit funding for PSPS	—	(1)
Negative past service cost—RPI to CPI inflation measure change in 2011 (note (i) to table above)	—	66

	(18)	46

Prudential plc and Subsidiaries
Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

30 June 2012

X     Defined benefit pension schemes (Continued)

  Consistent with the derecognition of a substantial portion of the Company's interest in the underlying IAS 19 surplus of PSPS, the charge to operating profit based on longer-term investment returns for PSPS reflects the cash cost of contributions for ongoing service of active members. In addition, the charge to the operating results also includes a charge for the unwind of discount on the opening provision for deficit funding for PSPS.

(b)
The components of the credit (charge) for actuarial and other gains and losses (comprising amounts attributable to the PAC with-profits fund and shareholder-backed operations) are as follows:

	Half year 2012	Half year 2011

	£m	£m
Actual less expected return on assets	(32)	65
Gains (losses) on changes of assumptions for plan liabilities	10	69
Experience (losses) gains on liabilities	(4)	(5)

Total (charge) credit without the effect of IFRIC 14	(26)	129
Effect of IFRIC 14 for pension schemes	239	(141)

Actuarial and other gains and losses after the effect of IFRIC 14	213	(12)

              The net credit (charge) for actuarial and other gains and losses is recorded within the income statement but, within the segmental analysis of profit, the shareholders' share of actuarial and other gains and losses (i.e. net of allocation of the share to the PAC with-profits funds) is excluded from operating profit based on longer-term investment returns.

              The half year 2012 actuarial and other gains of £213 million (comprising amounts attributable to PAC with-profits fund and shareholder-backed operations and before the application of IFRIC 14) primarily reflects the positive impact of inflation rate movements in the period, offset by lower discount rates as interest rate falls, and partial recognition of actuarial surplus in PSPS described below.

              Consistent with the derecognition of a substantial portion of the Company's interest in the underlying IAS 19 surplus of PSPS under IFRIC 14, the actuarial gains and losses of PSPS is not included in the £213 million above. Rather, for half year 2012, a £51 million credit was included in the actuarial and other gains for the effect of the partial recognition of PSPS' surplus. This credit arises from altered funding arrangement following the finalisation of the 5 April 2011 triennial valuation.

(c)
On the 'economic basis', after including the underlying assets represented by the investments in Prudential insurance policies as scheme assets, the underlying statements of financial position of the schemes were:

	30 Jun 2012	31 Dec 2011

	£m	£m
Equities	512	483
Bonds	5,852	5,954
Properties	327	317
Cash-like investments	485	409

Total value of assets	7,176	7,163
Present value of benefit obligations	(5,751)	(5,620)

	1,425	1,543
Effect of the application of IFRIC 14 for pension schemes:
Derecognition of PSPS surplus	(1,247)	(1,588)
Adjust for additional funding for PSPS	(2)	(19)

Pre-tax surplus (deficit)	176	(64)

Prudential plc and Subsidiaries
Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

30 June 2012

X     Defined benefit pension schemes (Continued)

(iii)  Sensitivity of the pension scheme liabilities to key variables

        The total underlying Group pension scheme liabilities of £5,751 million (31 December 2011: £5,620 million) comprise £5,007 million (31 December 2011: £4,844 million) for PSPS and £744 million (31 December 2011: £776 million) for the other schemes. The table below shows the sensitivity of the underlying PSPS and the other scheme liabilities at 30 June 2012, and 31 December 2011 to changes in discount rates, inflation rates and mortality rates.

30 June 2012
Assumption	Change in assumption	Impact on scheme liabilities on IAS 19 basis

Discount rate	Decrease by 0.2% from 4.6% to 4.4%	Increase in scheme liabilities by:
		PSPS	3.0%
		Other schemes	4.8%
Discount rate	Increase by 0.2% from 4.6% to 4.8%	Decrease in scheme liabilities by:
		PSPS	2.9%
		Other schemes	4.5%
Rate of inflation	RPI: Decrease by 0.2% from 2.6% to 2.4%	Decrease in scheme liabilities by:
	CPI: Decrease by 0.2% from 1.6% to 1.4%	PSPS	1.5%
	with consequent reduction in salary increases	Other schemes	4.3%
Mortality rate	Increase life expectancy by 1 year	Increase in scheme liabilities by:
		PSPS	2.7%
		Other schemes	2.3%

31 December 2011
Assumption	Change in assumption	Impact on scheme liabilities on IAS 19 basis

Discount rate	Decrease by 0.2% from 4.7% to 4.5%	Increase in scheme liabilities by:
		PSPS	3.3%
		Other schemes	4.8%
Discount rate	Increase by 0.2% from 4.7% to 4.9%	Decrease in scheme liabilities by:
		PSPS	3.1%
		Other schemes	4.5%
Rate of inflation	RPI: Decrease by 0.2% from 2.9% to 2.7%	Decrease in scheme liabilities by:
	CPI: Decrease by 0.2% from 1.9% to 1.7%	PSPS	0.6%
	with consequent reduction in salary increases	Other schemes	4.1%
Mortality rate	Increase life expectancy by 1 year	Increase in scheme liabilities by:
		PSPS	2.7%
		Other schemes	2.4%

        The sensitivity of the underlying pension scheme liabilities to changes in discount, inflation and mortality rates as shown above does not directly equate to an impact on the profit or loss attributable to shareholders or shareholders' equity due to the effect of the application of IFRIC 14 on PSPS and the

Prudential plc and Subsidiaries
Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

30 June 2012

X     Defined benefit pension schemes (Continued)

allocation of a share of the interest in financial position of the PSPS and Scottish Amicable schemes to the PAC with-profits fund as described above.

        The sensitivity to the changes in the key variables as shown in the table above has no significant impact on the pension costs included in the Group's operating results. This is due to the pension costs charged in each of the periods presented being derived largely from market conditions at the beginning of the period. After applying IFRIC 14 and to the extent attributable to shareholders, any residual impact from the changes to these variables is reflected as actuarial gains and losses on defined benefit pension schemes within the supplementary analysis of profits. The relevance of this is described further below.

        For PSPS, a substantial portion of the underlying surplus of the scheme to the amount of £1,355 million (31 December 2011: the whole surplus of £1,588 million) has not been recognised under IFRIC 14. Changes to the underlying scheme liabilities as a result of assumption changes are used to reduce this unrecognised surplus before there is an impact on the Group's results and financial position. As such, based on the underlying financial position of PSPS as at 30 June 2012, none of the changes to the underlying scheme liabilities for the changes in the variables shown in the table above have had an impact on the Group's half year 2012 results and financial position.

        In the event that a change in the PSPS scheme liabilities results in a deficit position for the scheme which is recognisable, the deficit recognised affects the Group's results and financial position only to the extent of the amounts attributable to shareholder operations. The amounts attributable to the PAC with-profits fund are absorbed by the liability for unallocated surplus and have no direct effect on the profit or loss attributable to shareholders or shareholders' equity.

        The deficit of the Scottish Amicable pension scheme has been allocated approximately 50 per cent to the PAC with-profits fund and 50 per cent to the shareholders. Accordingly, half of the changes to its scheme liabilities, which at 30 June 2012 were £516 million (31 December 2011: £527 million), for the changes in the variables shown in the table above would have had an impact on the Group's shareholder results and financial position.

Prudential plc and Subsidiaries
Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

30 June 2012

Y     Policyholder liabilities

Analysis of movement in policyholder liabilities and unallocated surplus of with-profits funds

Group insurance operations

	Insurance operations
Half year 2012 movements	UK	US	Asia	Total

	£m	£m	£m	£m
Comprising:
— Policyholder liabilities	127,024	69,189	30,862	227,075
— Unallocated surplus of with-profits funds	9,165	—	50	9,215

At 1 January 2012	136,189	69,189	30,912	236,290
Premiums	4,062	7,303	2,641	14,006
Surrenders	(2,378)	(2,083)	(1,252)	(5,713)
Maturities/Deaths	(3,819)	(451)	(294)	(4,564)

Net flows	(2,135)	4,769	1,095	3,729
Shareholders' transfers post tax	(110)	—	(15)	(125)
Investment-related items and other movements	4,276	1,906	1,055	7,237
Foreign exchange translation differences	(83)	(600)	(227)	(910)

At 30 June 2012	138,137	75,264	32,820	246,221

Comprising:
— Policyholder liabilities	128,387	75,264	32,768	236,419
— Unallocated surplus of with-profits funds	9,750	—	52	9,802

Half year 2011 movements

Comprising:
— Policyholder liabilities	125,530	60,523	28,674	214,727
— Unallocated surplus of with-profits funds	10,187	—	66	10,253

At 1 January 2011	135,717	60,523	28,740	224,980
Premiums	3,871	6,805	2,395	13,071
Surrenders	(2,301)	(2,153)	(1,119)	(5,573)
Maturities/Deaths	(3,571)	(436)	(341)	(4,348)

Net flows	(2,001)	4,216	935	3,150
Shareholders' transfers post tax	(113)	—	(14)	(127)
Investment-related items and other movements	3,632	1,429	634	5,695
Foreign exchange translation differences	120	(1,461)	(53)	(1,394)

At 30 June 2011	137,355	64,707	30,242	232,304

Comprising:
— Policyholder liabilities	126,544	64,707	30,181	221,432
— Unallocated surplus of with-profits funds	10,811	—	61	10,872

Average policyholder liability balances*
Half year 2012	127,705	72,227	31,815	231,747
Half year 2011	126,037	62,615	29,428	218,080

*
Averages have been based on opening and closing balances and exclude the unallocated surplus of the with-profits funds.

Prudential plc and Subsidiaries
Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

30 June 2012

Y     Policyholder liabilities (Continued)

        The items above represent the amount attributable to changes in policyholder liabilities and unallocated surplus of with-profits funds as a result of each of the components listed.

        Premiums, surrenders and maturities/deaths represent the amounts impacting policyholder liabilities and are not intended to represent the total cash paid/received (for example, premiums are net of any deductions to cover acquisition costs and claims represents the policyholder liabilities released).

UK insurance operations

        A reconciliation of the total policyholder liabilities and unallocated surplus of with-profits funds of UK insurance operations is as follows:

		Other shareholder-backed funds and subsidiaries
Half year 2012 movements	SAIF and PAC with- profits sub-fund	Unit-linked liabilities	Annuity and other long-term business	Total

	£m	£m	£m	£m
Comprising:
— Policyholder liabilities	80,976	21,281	24,767	127,024
— Unallocated surplus of with-profits funds	9,165	—	—	9,165

At 1 January 2012	90,141	21,281	24,767	136,189
Premiums	2,044	1,064	954	4,062
Surrenders	(1,071)	(1,247)	(60)	(2,378)
Maturities/Deaths	(2,649)	(314)	(856)	(3,819)

Net flows(note (a))	(1,676)	(497)	38	(2,135)
Shareholders' transfers post tax	(110)	—	—	(110)
Switches	(131)	131	—	—
Investment-related items and other movements(note (b))	2,900	343	1,033	4,276
Foreign exchange translation differences	(83)	—	—	(83)

At 30 June 2012	91,041	21,258	25,838	138,137

Comprising:
— Policyholder liabilities	81,291	21,258	25,838	128,387
— Unallocated surplus of with-profits funds	9,750	—	—	9,750

Prudential plc and Subsidiaries
Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

30 June 2012

Y     Policyholder liabilities (Continued)

		Other shareholder-backed funds and subsidiaries
Half year 2011 movements	SAIF and PAC with- profits sub-fund	Unit-linked liabilities	Annuity and other long-term business	Total

	£m	£m	£m	£m
Comprising:
— Policyholder liabilities	81,586	21,671	22,273	125,530
— Unallocated surplus of with-profits funds	10,187	—	—	10,187

At 1 January 2011	91,773	21,671	22,273	135,717
Premiums	1,693	1,261	917	3,871
Surrenders	(1,216)	(1,085)	—	(2,301)
Maturities/Deaths	(2,473)	(322)	(776)	(3,571)

Net flows(note (a))	(1,996)	(146)	141	(2,001)
Shareholders' transfers post tax	(113)	—	—	(113)
Switches	(113)	113	—	—
Investment-related items and other movements(note (b))	2,527	666	439	3,632
Foreign exchange translation differences	120	—	—	120

At 30 June 2011	92,198	22,304	22,853	137,355

Comprising:
— Policyholder liabilities	81,387	22,304	22,853	126,544
— Unallocated surplus of with-profits funds	10,811	—	—	10,811

Average policyholder liability balances*
Half year 2012	81,134	21,269	25,302	127,705
Half year 2011	81,487	21,987	22,563	126,037

*
Averages have been based on opening and closing balances and exclude the unallocated surplus of the with-profits funds.

Notes

(a)
Net outflows increased from £2.0 billion in the first half of 2011 to £2.1 billion for the same period in 2012. An improvement in the net outflows of the with-profits business, following increased sales of with-profits bonds in the period, has been more than offset by an increase in outflows in the unit-linked business. The levels of inflows/outflows for unit-linked business is driven by the activity of corporate pension schemes with transfers in or out from only one or two schemes influencing the level of flows in the period. The net flows of negative £497 million in unit-linked business was a result of lower single premiums in and higher transfers out of the All Stocks Corporate Bonds fund.

(b)
Investment-related items and other movements of £4.3 billion across fund types reflected the continued strong performance of UK equity markets in 2012, as well as investment gains from debt securities.

Prudential plc and Subsidiaries
Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

30 June 2012

Y     Policyholder liabilities (Continued)

US insurance operations

Half year 2012 movements	Variable annuity separate account liabilities	Fixed annuity, GIC and other business	Total

	£m	£m	£m
At 1 January 2012	37,833	31,356	69,189
Premiums	5,060	2,243	7,303
Surrenders	(1,024)	(1,059)	(2,083)
Maturities/Deaths	(194)	(257)	(451)

Net flows(note (b))	3,842	927	4,769
Transfers from general to separate account	708	(708)	—
Investment-related items and other movements(note (c))	1,557	349	1,906
Foreign exchange translation differences(note (a))	(315)	(285)	(600)

At 30 June 2012	43,625	31,639	75,264

Half year 2011 movements

At 1 January 2011	31,203	29,320	60,523
Premiums	5,015	1,790	6,805
Surrenders	(974)	(1,179)	(2,153)
Maturities/Deaths	(148)	(288)	(436)

Net flows(note (b))	3,893	323	4,216
Transfers from general to separate account	541	(541)	—
Investment-related items and other movements(note (c))	1,103	326	1,429
Foreign exchange translation differences	(735)	(726)	(1,461)

At 30 June 2011	36,005	28,702	64,707

Average policyholder liability balances*
Half year 2012	40,729	31,498	72,227
Half year 2011	33,604	29,011	62,615

*
Averages have been based on opening and closing balances.

Notes

(a)
Movements in the period have been translated at an average rate of $1.58/£1.00 (30 June 2011: $1.62/£1.00). The closing balances have been translated at closing rate of $1.57/£1.00 (30 June 2011: $1.61/£1.00). Differences upon retranslation are included in foreign exchange translation differences.

(b)
Net flows have increased by £553 million from £4,216 million in the first half of 2011 to £4,769 million in the first half of 2012. The increase was largely driven by increased new business volumes for fixed annuity and GIC business. The flows in the fixed annuity, GIC and other business column include flows from non-VA business as well as the flows in relation to investments into the general account from the variable annuities where policyholders have selected this basis.

(c)
Positive investment-related items and other movements in variable annuity separate account liabilities of £1.6 billion for the first six months of 2012 reflects the increase in the US equity market during the period. Fixed annuity, GIC and other business investment and other movements primarily reflects the interest credited to policyholder account in the period.

Prudential plc and Subsidiaries
Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

30 June 2012

Y     Policyholder liabilities (Continued)

Asia insurance operations

Half year 2012 movements	With-profits business	Unit-linked liabilities	Other	Total

	£m	£m	£m	£m
Comprising:
— Policyholder liabilities	12,593	12,015	6,254	30,862
— Unallocated surplus of with-profits funds	50	—	—	50

At 1 January 2012	12,643	12,015	6,254	30,912
Premiums
New business	110	638	297	1,045
In-force	593	617	386	1,596

	703	1,255	683	2,641
Surrenders(note (c))	(303)	(819)	(130)	(1,252)
Maturities/Deaths	(196)	(16)	(82)	(294)

Net flows(note (b))	204	420	471	1,095
Shareholders' transfers post tax	(15)	—	—	(15)
Investment-related items and other movements(note (d))	558	325	172	1,055
Foreign exchange translation differences(note (a))	6	(167)	(66)	(227)

At 30 June 2012	13,396	12,593	6,831	32,820

Comprising:
— Policyholder liabilities	13,344	12,593	6,831	32,768
— Unallocated surplus of with-profits funds	52	—	—	52

Prudential plc and Subsidiaries
Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

30 June 2012

Y     Policyholder liabilities (Continued)

Half year 2011 movements	With-profits business	Unit-linked liabilities	Other	Total

	£m	£m	£m	£m
Comprising:
— Policyholder liabilities	10,958	12,724	4,992	28,674
— Unallocated surplus of with-profits funds	66	—	—	66

At 1 January 2011	11,024	12,724	4,992	28,740
Premiums
New business	90	553	305	948
In-force	506	578	363	1,447

	596	1,131	668	2,395
Surrenders(note (c))	(215)	(799)	(105)	(1,119)
Maturities/Deaths	(249)	(16)	(76)	(341)

Net flows(note (b))	132	316	487	935
Shareholders' transfers post tax	(14)	—	—	(14)
Investment-related items and other movements(note (d))	449	110	75	634
Foreign exchange translation differences(note (a))	(61)	72	(64)	(53)

At 30 June 2011	11,530	13,222	5,490	30,242

Comprising:
— Policyholder liabilities	11,469	13,222	5,490	30,181
— Unallocated surplus of with-profits funds	61	—	—	61

Average policyholder liability balances*
Half year 2012	12,969	12,304	6,542	31,815
Half year 2011	11,214	12,973	5,241	29,428

*
Averages have been based on opening and closing balances and exclude unallocated surplus of the with-profits funds. There were no corporate transactions in both periods that had an impact on the averages.

Notes

(a)
Movements in the period have been translated at the average exchange rate for the six months ended 30 June 2012. The closing balance has been translated at the closing spot rates as at 30 June 2012. Differences upon retranslation are included in foreign exchange translation differences.

(b)
Net flows have increased by £160 million from £935 million in 2011 to £1,095 million in 2012 primarily reflecting increased flows from new business and growth in the in-force books.

(c)
The rate of surrenders for shareholder-backed business (expressed as a percentage of opening liabilities) was 5.2 per cent in the first half of 2012 which is broadly in line with 5.1 per cent in the first half of 2011. For with-profits business, surrenders have increased from £215 million in 2011 to £303 million in 2012, primarily as a result of certain products in Hong Kong reaching their five year anniversary, the point at which some product features trigger.

(d)
Positive investment-related items and other movements of £1,055 million in half year 2012 primarily reflects improvements in the Asian equity market, together with positive movements within the with-profits funds including positive returns in Hong Kong and Singapore.

Prudential plc and Subsidiaries
Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

30 June 2012

Z      Share capital, share premium and own shares

	Number of ordinary shares	Share capital	Share premium

		£m	£m
At 1 January 2011	2,545,594,506	127	1,856
Shares issued under share option schemes	2,444,824	—	17

At 31 December 2011	2,548,039,330	127	1,873

Issued shares of 5p each fully paid:
At 1 January 2012	2,548,039,330	127	1,873
Shares issued under share option schemes	8,209,568	—	14

At 30 June 2012	2,556,248,898	127	1,887

        Amounts recorded in share capital represent the nominal value of the shares issued. The difference between the proceeds received on issue of shares, net of issue costs, and the nominal value of shares issued is credited to the share premium account.

        At 30 June 2012, there were options outstanding under Save As You Earn schemes to subscribe for shares as follows:

		Share price range
	Number of shares to subscribe for	from	to	Exercisable by year

30 June 2012	8,181,704	288p	572p	2017
31 December 2011	13,329,709	288p	572p	2017

Transactions by Prudential plc and its subsidiaries in Prudential plc shares

        The Group buys and sells Prudential plc (own shares) either in relation to its share schemes or via transactions undertaken by authorised investment funds that the Group is deemed to control. Further information about these transactions is set out below.

        The cost of own shares of £101 million as at 30 June 2012 (31 December 2011: £109 million) is deducted from retained earnings. The Company has established trusts to facilitate the delivery of shares under employee incentive plans and savings-related share option schemes. At 30 June 2012, 6.5 million (31 December 2011: 8.1 million) Prudential plc shares with a market value of £49 million (31 December 2011: £52 million) were held in such trusts. Of this total, 6.5 million (31 December 2011: 8.0 million) shares were held in trusts under employee incentive plans.

Prudential plc and Subsidiaries
Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

30 June 2012

Z      Share capital, share premium and own shares (Continued)

        In half year 2012, the Company purchased the following number of shares in respect of employee incentive plans.

	Number of shares purchased*	Cost

	(in millions)	£m
Half year 2012	5.8	44.2
Full year 2011	8.2	54.7

*
The maximum number of shares held during half year 2012 was 8.1 million which was at the beginning of the period.

        Of the total shares held in trust 0.1 million (31 December 2011: 0.1 million) were held by a qualifying employee share ownership trust. These shares are expected to be fully distributed in the future on maturity of savings-related share option schemes.

        The Group has consolidated a number of authorised investment funds where it is deemed to control these funds under IFRS. Some of these funds hold shares in Prudential plc. The total number of shares held by these funds at 30 June 2012 was 8.3 million (31 December 2011: 8.6 million) and the cost of acquiring these shares of £50 million (31 December 2011: £52 million) is included in the cost of own shares. The market value of these shares as at 30 June 2012 was £56 million (31 December 2011: £54 million).

        During half year 2012 these funds made net disposals of 357,340 Prudential shares (31 December 2011: 1,171,635) for a net decrease of £2.6 million to book cost (31 December 2011: net increase of £4.8 million).

        All share transactions were made on an exchange other than the Stock Exchange of Hong Kong.

        Other than set out above the Group did not purchase, sell or redeem any Prudential plc listed securities during half year 2012 or 2011.

AA Acquisition of subsidiaries

Acquisition of Reassure America Life Insurance Company (REALIC)

        On 4 September 2012, Jackson National Life Insurance Company (JNLI), an indirect wholly-owned subsidiary of Prudential plc, completed the purchase of SRLC America Holding Corp. (SRLC), a life insurance business, from Swiss Re for a consideration of US$663 million (£417 million) financed from its own resources. The transaction, which was announced on 31 May 2012, has received all necessary regulatory approvals. The primary operating subsidiary of SRLC is REALIC. Swiss Re retained a portion of the SRLC business through reinsurance arrangements undertaken prior to closing. In the initial announcement of this transaction on 31 May 2012, Prudential had estimated consideration of US$621 million (£398 million) based on an estimated balance sheet for SRLC. The consideration of US$663 million (£417 million) is based on an updated estimate of the balance sheet. The final purchase price may be further adjusted to reflect the potential differences, if any, between the estimated balance sheet provided immediately prior to completion and the actual balance sheet at completion. These potential differences may include adjustments related to market value movements on capital and surplus, unwinding of expected future profits, finalisation of the extraction of business that is not part of the

Prudential plc and Subsidiaries
Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

30 June 2012

AA Acquisition of subsidiaries (Continued)

acquisition and associated tax attributes. The acquisition-related costs incurred in the period have been expensed in half year 2012.

AB Associates and joint ventures

        The Group had two associates at 30 June 2012 (31 December 2011: one) that were accounted for under the equity method. The Group's associates at 30 June 2012 are a 25 per cent interest in PruHealth Holdings Limited and a 47 per cent interest in PPM South Africa, following the dilution of the Group's holding in the period (see note G). At 30 June 2011, in addition to PruHealth, the Group had a 30 per cent interest in The Nam Khang, a Vietnamese property developer which was disposed of in the second half of 2011. The Group's share of the profit and loss of these associates during the period was a profit of £6 million (half year 2011: a loss of £1 million). This is reflected in the Group's profit after tax attributable to equity holders during the period.

        The Group owns a number of joint ventures. Joint ventures represent activities over which the Group exercises joint control through contractual agreement with one or more parties. The Group's significant joint ventures, which are accounted for using proportionate consolidation, comprise various joint ventures relating to property investments where the Group has a 50 per cent interest as well as the following interests:

Investment	% held	Principal activity	Country

CITIC Prudential Life Insurance Company Limited	50	Life assurance	China
CITIC-Prudential Fund Management Company Limited	49	Asset management	China
ICICI Prudential Asset Management Company Limited	49	Asset management	India
Prudential BSN Takaful Berhad	49	General and life insurance	Malaysia
BOCI-Prudential Asset Management Limited	36	Asset management	China
ICICI Prudential Life Insurance Company Limited	26	Life assurance	India

        Joint ventures contributed £51 million (30 June 2011: £20 million) to profit after tax attributable to equity holders during the period. The period-on-period movements in these joint ventures' contributions reflect primarily the growth in their operating profit based on longer-term investment returns and the increase in short-term fluctuations in investment returns by these joint ventures.

        Further, in June 2012, the PAC with-profits fund, via its venture fund holdings and as part of its investment portfolio, entered into a joint venture to acquire control of Veolia Water RegCo, the UK regulated water business of Veolia Environnement S.A. This joint venture investment is carried at fair value through profit and loss in the Group's financial statements, as permitted under IAS 28, 'Investments in associates and joint ventures'.

        In addition to the above, the Group has associates that are carried at fair value through profit and loss, as allowed under IAS 28, that comprise investment in Open-Ended Investment Companies (OEICs), unit trusts, funds holding collateralised debt obligations, property unit trusts and venture capital investments of the PAC with-profits funds where the Group has significant influence.

AC Related party transactions

        The nature of the related party transactions of the Group has not changed from those described in the Group's consolidated financial statements for the year ended 31 December 2011.

Prudential plc and Subsidiaries
Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

30 June 2012

AC Related party transactions (Continued)

        There were no transactions with related parties during the six months ended 30 June 2012 which have had a material effect on the results or financial position of the Group.

AD Contingencies and related obligations

        The Group is involved in various litigation and regulatory issues. Whilst the outcome of such matters cannot be predicted with certainty, Prudential believes that the ultimate outcome of such litigation and regulatory issues will not have a material adverse effect on the Group's financial condition, results of operations or cash flows.

        There have been no material changes to the Group's contingencies and related obligations in the six month period ended 30 June 2012.

AE Post balance sheet events

        The 2012 interim dividend approved by the Board of Directors after 30 June 2012 is as described in note M.

        Details of the reduction in the UK corporation tax rate to 23 per cent which became substantively enacted after the balance sheet date on 3 July 2012 and the subsequent proposed phased rate change to 22 per cent are as described in note K. The changes to the rules relating to the taxation of life insurance companies which will be effective 1 January 2013 are also outlined in note K.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

PRUDENTIAL PUBLIC LIMITED COMPANY
Date: 22 October 2012	By:	/s/ ALAN PORTER
	Name:	Alan Porter
	Title:	Group Company Secretary